Form 20-F/A
period 2018-12-31
Entera Bio Ltd.
filed 2019-04-17
CIK 1638097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____

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

☐ Yes  ☒ No

Explanatory Note

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) filed on March 28, 2019 (the “Original Filing Date”), is being filed solely to replace Exhibit 4.28 with the attached Exhibit 4.28 to reflect amendments to paragraph 4(a) of the Instructions as to Exhibits of Form 20-F, governing redaction of confidential information in material contracts, which became effective as of April 2, 2019.

In addition, the Company is including in this Amendment currently dated certifications from its Chief Executive Office and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2, respectively. Because no financial statements have been included in this Form 20-F/A, paragraph 3 of the certifications have been omitted.

Except for the revised Exhibit, this Amendment does not amend any other information set forth in the Form 20-F. This Amendment speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

4.28 *†	Research Collaboration and License Agreement, dated as of December 10, 2018, between Amgen Inc. and Entera Bio Ltd.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

Entera Bio Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and this Amendment No. 1 thereto, and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

ENTERA BIO LTD.

By:	/s/ Phillip Schwartz
Dr. Phillip Schwartz
Title: Chief Executive Officer
Date: April 17, 2019