Form 20-F
period 2019-12-31
Entera Bio Ltd.
filed 2020-03-26
CIK 1638097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ___ .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___

Commission file number: 001-38556

ENTERA BIO LTD.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

Mr. Adam Gridley, Chief Executive Officer
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel
Tel: +972-2-532-7151

 (Name, Telephone E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value of NIS 0.0000769	ENTX	NASDAQ Capital Market
Warrants, each warrant exercisable for 0.5 shares of Ordinary Shares at an exercise price of $5.85 per Ordinary Share.	ENTXW	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

18,202,237 Ordinary Shares, par value NIS 0.0000769 per share.

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

References to “IPO Warrants” are to our warrants listed on the Nasdaq under the symbol ENTXW;

Reference to “Investor Warrants” are to our unregistered warrants issued in connection with our Private Placement (as defined below in Item 10.C “Material Contracts—Investor Warrants”);

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

We do not endorse or adopt any third-party research or forecast firms’ statements or reports referred to in this Annual Report and assume no responsibility for the contents or opinions represented in such statements or reports, nor for the updating of any information contained therein.

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

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2019, included elsewhere in this Annual Report.

USE OF TRADEMARKS

“Entera Bio,” “Enterabio,” “Entera,” the EnteraBio logo and other trademarks, trade names or service marks of Entera appearing in this Annual Report are the property of Entera. This Form 20-F also contains trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for the convenience of the reader, we only use the ® symbol the first time any federal or trade name is mentioned. Each trademark or tradename of any other company appearing in this Annual Report is, to our knowledge, owned by such company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not be different, and historic results referred to in this Annual Report may be interpreted differently in light of additional research and clinical and preclinical trials results. Forward-looking statements include all statements that are not historical facts. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding our strategy, future operations, future financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are subject to risks and uncertainties and are based on information currently available to our management. Words such as, but not limited to, “anticipate,” “believe,” “contemplates,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “likely,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will,” “would,” “seek,” “should,” “target,” or the negative of these terms and similar expressions or words, identify forward-looking statements. The events and circumstances reflected in our forward-looking statements may not occur and actual results could differ materially from those projected in our forward-looking statements. Meaningful factors which could cause actual results to differ include, but are not limited to:

•	the scope, progress and costs of developing our product candidates such as EB613 for Osteoporosis and EB 612 for Hypoparathyroidism;

•	the accuracy of our estimates regarding expenses, capital requirements, the sufficiency of our cash resources and the need for additional financing;

•	our ability to raise additional funds on commercially reasonable terms;

•	our ability to develop, advance product candidates into, and successfully complete, clinical studies such as our ongoing Phase 2 clinical trial of EB613 in osteoporosis;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	our expectations regarding licensing, business transactions and strategic collaborations;

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to continue as a going concern absent access to sources of liquidity;

•
our interpretation of FDA feedback and guidance and how such guidance may impact our clinical development plans, specifically our ability to utilize the 505(b)(2) pathway for the development and potential approval of EB613 and any other product candidates we may develop;

•	our ability to obtain and maintain regulatory approval for any of our product candidates;

•	our competitive position, especially with respect to Forteo® and other products on the market or in development for the treatment of osteoporosis;

•	our ability to establish and maintain development and commercialization collaborations;

•	any potential commercial launch of current or future product candidates, and the timing, cost or other aspects of such commercialization;

•	our ability to manufacture and supply sufficient amounts of material to support our clinical trials and any potential future commercial requirements;

•	our ability to use and expand our drug delivery technology to additional product candidates;

•	the safety and efficacy of therapeutics marketed by competitors that are targeted toward indications for which we are developing product candidates;

•	the size of any market we may target and the adoption of our product candidates, if approved, by physicians and patients;

•	our ability to obtain, maintain and protect our intellectual property and operate our business without infringing misappropriating or otherwise violating any intellectual property rights of others;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	the possibility that competing products or technologies may make any product candidates we may develop and commercialize or our oral delivery technology obsolete;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to develop a sales, marketing and distribution infrastructure, if any;

•	our ability to manage growth; and

•
the duration and severity of the recent coronavirus (COVID-19) outbreak, the actions that may be required to contain the Coronavirus or treat its impact, and its impact on our operations and workforce, including our research and development and clinical trials.[1]

All written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We caution investors not to rely too heavily on the forward-looking statements we make or that are made on our behalf. Except as required by law, we are under no duty, and expressly disclaim any obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in any annual, quarterly or current reports that we may file with the Securities and Exchange Commission.

We encourage you to read the discussion and analysis of our financial condition and our consolidated financial statements contained in this Annual Report. We also encourage you to read Item 3.D of Part 1 of this Annual Report, entitled “Risk Factors,” and Item 5.A of Part 1 of this Annual Report, entitled “Operating and Financial Review and Prospects” for a more complete discussion of the risks and uncertainties associated with our business. In addition to the risks described above and in Items 3.D and 5.A of this report, other unknown or unpredictable factors also could affect our results. There can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Therefore, no assurance can be given that the outcomes stated in such forward-looking statements and estimates will be achieved.

PART ONE

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

 ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3.A.          Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information for the years ended December 31, 2019, 2018 and 2017 and the selected statements of financial position data as of December 31, 2019 and 2018 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Entera Bio Ltd. and notes thereto appearing elsewhere in this Annual Report. The selected historical consolidated financial position data as of December 31, 2017 and 2016 and financial information for the year ended December 31, 2016 has been derived from our audited consolidated financial statements not included in this Annual Report.

On January 1, 2019 we adopted IFRS 16. Consequently, financial information for dates and periods before January 1, 2019 was not updated and the disclosures required under the new standard are not provided. In addition, we adopted the amendment to IAS 1, financial information was updated for dates and periods before January 1, 2019. Accordingly, we classified in comparable periods the relevant financial liabilities as current liabilities.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this Annual Report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5–Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

We have not included selected historical consolidated financial data for the year ended December 31, 2015 in the table below as we qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act (“Emerging Growth Company”), and we make use of an accommodation for reduced reporting.

Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,
	2019	2018	2017	2016
	(In thousands, except shares and per share data)
Consolidated statements of comprehensive loss:
Revenue	$236	$500	-	-
Cost of revenue	210	-	-	-
Research and development expenses, net	$7,199	$8,518	$2,768	$2,648
General and administrative expenses	4,281	2,843	8,575	2,719
Total operating loss	11,454	10,861	11,343	5,367
Financial income:
Income from change in fair value of financial liabilities at fair value through profit or loss	(743)	(523)	(251)	(4,311)
Other financial expenses (income), net	84	(34)	105	143
Financial income, net	(659)	(557)	(146)	(4,168)
Net comprehensive loss	$10,795	$10,304	$11,197	$1,199
Loss per ordinary share(1)
Basic	$0.89	$1.30	$2.49	$0.27
Diluted	$0.89	$1.31	$2.49	$0.78
Weighted average number of Ordinary Shares used in computing basic loss per ordinary share(1)	12,146,729	7,955,447	4,490,720	4,473,170
Weighted average number of Ordinary Shares used in computing diluted loss per ordinary share(1)	12,146,729	7,983,402	4,490,720	6, 756,360

(1) Basic and diluted loss per Ordinary Share and basic and diluted weighted average number of Ordinary Shares in 2017 and 2016 were retroactively adjusted due to Ordinary Shares split of 1 for 130. Basic and diluted loss per Ordinary Share in 2019 and 2017 are the same because the financial instruments as described in the financial statements were excluded from the calculation since their effect was anti-dilutive. See Note 15 of our consolidated financial statements for the year ended December 31, 2019, included elsewhere in this Annual Report for further details on the calculation of basic and diluted loss per ordinary share.

Consolidated Statements of Financial Position Data:

	As of December 31,
	2019	2018	2017	2016
	(In thousands)
Consolidated statements of financial position data:
Cash and cash equivalents	15,185	7,506	11,746	4,163
Short-term bank deposits	-	4,015	-	-
Restricted deposits	-	-	-	1,075
Accounts receivable	278	725	-	-
Other current assets	173	220	671	195
Total current assets	15,636	12,466	12,417	5,433
Property and equipment	202	224	207	199
Right of use assets	260	-	-	-
Intangible assets	605	651	654	654

Total assets	$16,703	$13,341	$13,278	$6,286

Accounts payable-Trade and other	1,704	1,563	2,020	657
Lease liabilities	177
Contract liabilities	267	225	-	-
Convertible Loans	-	-	3,893	14,720
Preferred shares	-	-	33,455	11,031
Warrants to purchase Ordinary Shares
and preferred shares	2,444	1,372	5,398	4,800
Total current liabilities	4,592	3,160	44,766	31,208
Liability to issue preferred shares and warrants	-	-	-	273
Lease liabilities	122	-	-	-
Severance pay obligations, net	70	65	70	51
Total non-current liabilities	192	65	70	324
Total liabilities	$4,784	$3,225	$44,836	$31,532
Shareholders’ equity (Capital deficiency)	$11,919	$10,116	$(31,558)	$(25,246)
Working capital(1)	$11,044	$9,306	$(32,349)	$(25,775)

(1) Working capital is defined as total current assets minus total current liabilities.

3.B.          Capitalization and Indebtedness

Not applicable.

3.C.          Reasons For the Offer and Use of Proceeds

Not applicable.

3.D.          Risk Factors

Any investment in our securities involves a high degree of risk. You should consider carefully the following factors and all other information contained in this Annual Report before you make a decision to invest in our Ordinary Shares and IPO Warrants. If any of the negative events referred to below occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. In any such case, the trading price of our Ordinary Shares could decline, and you could lose all or part of your investment.

Risks Related to Our Financial Position

We have incurred significant losses since our inception and anticipate that we will continue to incur substantial losses for the next several years.

We have incurred net losses in each year since our inception, including net losses of $10.8 million in 2019 and $10.3 million in 2018. As of December 31, 2019 we had an accumulated deficit of $62.9 million. We expect to continue to incur substantial losses for the next several years, and we expect these losses to increase as we continue our development of and potentially seek regulatory approval for, EB613 and EB612 and potentially develop future product candidates. In addition, if we receive regulatory approval to market EB613 or any of our other current or future product candidates, we will incur additional losses as we scale-up manufacturing and potentially prepare to commercialize any approved products. We anticipate that our net losses and accumulated deficit for the next several years will be significant as we conduct our planned operations. Given our current development plans, we anticipate that our existing cash and cash equivalents and will be sufficient to fund our operations into  the second quarter of 2021. Accordingly, these factors, among others, raise substantial doubt about our ability to continue as a going concern. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to accurately predict the timing or amount of the development and clinical expenses or when, or if we will be able to achieve, or maintain, profitability. In addition, our expenses could increase if we are required by the FDA or comparable foreign regulatory authorities to perform preclinical or clinical studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials or the development and potential commercialization of EB613 or any other product candidates. The amount of our future net losses will depend, in part, on the amount and timing of our expenses, our ability to generate revenue and our ability to raise additional capital. These net losses have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

Management has performed an analysis of our ability to continue as a going concern. In addition, our independent registered public accounting firm has raised substantial doubt as to our ability to continue as a going concern.

Based on its assessment, management has raised substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm expressed substantial doubt as to our ability to continue as a going concern in their report accompanying our audited consolidated financial statements. As of March 15, 2020, we had cash and cash equivalents of approximately $13.7 million. Our ability to continue as a going concern will depend on our ability to obtain additional financing. Management is in the process of evaluating various financing alternatives in the public or private equity markets, debt financings, government grants or through license of the company’s technology to additional external parties through partnerships or research collaborations as the Company will need to finance future research and development activities and general and administrative expenses through fund raising. A going concern opinion could impair our ability to finance our operations through public or private equity offerings or debt financings, or a combination of one or more of these funding sources. Any additional equity or debt financing could be extremely dilutive to our current shareholders. Additional capital may not be available on reasonable terms, or at all, and we may be required to terminate or significantly curtail our operations, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain aspects of our product candidates, or potential markets that we would not otherwise relinquish. If we are unable to obtain capital, our business, including our ability to conduct studies and develop our product candidates, would be jeopardized and we may not be able to continue operations.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of EB613 and EB612 for the treatment of osteoporosis and hypoparathyroidism, respectively. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our current or potential decisions to delay, terminate or collaborate with third parties with respect to certain product development programs may also be sub-optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, reduce or cease our product development activities and operations.

We are currently advancing our lead product candidate EB613 through clinical development. Developing therapeutics, including conducting preclinical studies and clinical trials, is expensive. We will require substantial additional capital in order to complete filings with the regulatory agencies including the FDA and European Medicines Agency, or the EMA, secure commercial manufacturing supply for and commercialize EB613 and conduct the research and development and clinical and regulatory activities necessary to bring other product candidates to market. If the FDA or comparable foreign regulatory authorities require that we perform additional preclinical studies or clinical trials at any point, our expenses would further increase beyond what we currently expect, and the anticipated timing of any future clinical development activities and potential regulatory approvals may be delayed depending upon our allocation of resources and available funding. The recent outbreak of the coronavirus known as COVID-19 has significantly disrupted world financial markets and may reduce opportunities for us to seek out additional funding. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, or on acceptable terms, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of manufacturing, sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

We expect that we would need to raise additional funds to support the execution of our long-term growth strategy, including for a potential Phase 3 trial comparing EB613 with Forteo®, additional non-clinical studies for EB613, and further development of our technology platform and product pipeline. We can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to us, or at all. As a result of our Private Placement (as defined below in Item 7.B “Item 7.B. Related Party Transactions—Private Placement”) in 2019, some investors have one-year preemptive rights to participate in subsequent financing rounds, subject to certain conditions, which may delay or frustrate our ability to raising additional funding. Because successful development of our product candidates is uncertain, we are unable to estimate the actual amount of financing we will require to complete research and development and to commercialize our product candidates. We may also require additional financing if we are forced to delay and curtail our research activities and clinical trials due to the impact of COVID-19. The amount and timing of our funding requirements will depend on many factors, including but not limited to:

•	the number and characteristics of product candidates that we pursue;

•	the scope, progress, timing, cost and results of research, preclinical development, and clinical trials;

•	the costs, timing and outcome of seeking and obtaining approvals from the FDA, EMA or other regulatory agencies;

•	the costs associated with manufacturing our product candidates and establishing sales, marketing, and distribution capabilities;

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

•
the economic and other terms, timing of and success of any collaboration, licensing, or other arrangements into which we entered or may enter in the future, including the timing of achievement of milestones and receipt of any milestone or royalty payments under these agreements;

•	our need and ability to hire additional management, scientific, and medical personnel;

•	the effect of competing products that may limit market penetration of our product candidates;

•	the amount and timing of revenues, if any, we receive from commercial sales of any product candidates for which we receive marketing approval in the future;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems to support our current operations as a public company; and

•	the impact of COVID-19, once known, on our clinical trials, regulatory timelines, business operations and financial stability.

Many of these factors are outside of our control. Based upon our currently expected level of operating expenditures, we believe that we will be able to fund our operations into the second quarter of 2021. Our expectations are based on management’s current assumptions, clinical development plans and regulatory submission timelines, which may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. This period could be shortened if there are any unanticipated increases in spending on development programs or other unanticipated increases in spending related to circumstances outside of our control, including, without limitation, costs associated with litigation or other legal proceedings, hiring of additional consultants and personnel or procurement of additional raw materials. Our existing cash and cash equivalents will not be sufficient to obtain regulatory approval for any of our product candidates. Accordingly, we continue to require substantial additional capital. In order to fund our future capital needs, we may seek additional funding through equity or debt financings, development partnering arrangements, lines of credit or other sources. These conditions raise substantial doubt about our ability to continue as a going concern, and we will be required to raise additional funds, seek alternative means of financial support, or both, in order to continue operations. The accompanying financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations.

Our fundraising efforts in the future to secure additional financing will divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to significantly delay, reduce or discontinue the development or commercialization of one or more of our product candidates or curtail our operations, which will have an adverse effect on our business, operating results and prospects.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability and making an investment in our common stock unsuitable for many investors.

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

Raising additional capital may cause dilution to our shareholders, and these financings, or disputes with shareholders in connection therewith, may restrict our operations or require us to relinquish substantial rights or result in unanticipated legal or other costs.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, strategic collaborations and grant funding. We do not have any committed external sources of funds and we will need to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends, and may be secured by all or a portion of our assets. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs and such efforts may divert our management from their day-to-day activities, which may compromise our ability to develop and market our product candidates. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which could cause our operating results to fluctuate on a quarterly basis.

Shareholders who invested prior to the Company’s initial public offering, or IPO, lenders whose indebtedness converted upon consummation of the IPO into our Ordinary Shares or shareholders who invested in our January 2018 private placement offering may raise claims concerning their pre-existing contractual rights as lenders or shareholders or oppose actions taken by the Company with respect to the terms of existing or future financing transactions. Any such dispute could be time-consuming or costly to the Company or require us to seek alternative financing arrangements.

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

Our failure to fulfill all of our registration requirements may cause us to suffer liquidated damages, which may be very costly.

Pursuant to the terms of the registration rights agreement that we entered into with certain investors in our 2019 Private Placement, we are required to file a registration statement with respect to securities issued and are required to maintain the effectiveness of such registration statement. The failure to do so could result in the payment of liquidated damages by us in the event that we do not meet any of the foregoing requirement in an amount equal to 1% per month of the aggregate purchase price paid in cash by such investors to us. There can be no assurance that we will be able to obtain or maintain the effectiveness of any registration statement, and therefore there can be no assurance that we will not incur damages with respect to such agreements.

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

We are subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are implementing procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Complying with these requirements is costly and time consuming. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or Nasdaq, investors may lose confidence in our operating results and the price of our Ordinary Shares could decline. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As an Emerging Growth Company, we may take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder. We plan to take advantage of these exemptions but we cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. We will remain an Emerging Growth Company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our IPO, specifically, December 31, 2023; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a large accelerated filer, or Large Accelerated Filer, under the Exchange Act with at least $700 million of equity securities held by non-affiliates. We cannot predict or estimate the amount of additional costs we may incur as a result of no longer being an Emerging Growth Company or the timing of such costs.

Our Ordinary Shares and IPO Warrants are listed on Nasdaq. As a public company listed on Nasdaq, we incur significant legal, accounting and other expenses. In addition, changing laws, regulations and standards, in the United States or Israel, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Furthermore, because we are a publicly traded company in the United States and subject to U.S. rules and regulations it is more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors may also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Related to Our Business and the Development of Our Product Candidates

All of our product candidates are in preclinical or clinical development and we have not yet successfully completed the development of any product candidates.

We are a clinical-stage company focused on the development of orally delivered protein therapeutics to treat unmet medical needs. We were formed in 2009 and have a limited operating history. Since inception we have devoted substantially all of our resources to the development of our technology platform, the clinical and preclinical advancement of our product candidates, the creation, licensing and protection of related intellectual property rights and the provision of general and administrative support for these operations. We have not yet obtained regulatory approval for any product candidates in any jurisdiction or generated any revenues from product sales. If any of our current or future product candidates fails in clinical trials or preclinical development, or does not gain regulatory approval, or if our product candidates following regulatory approval, if any, do not achieve market acceptance, we may never become profitable or sustain profitability.

We commenced our first clinical trials with our oral PTH candidates in Osteoporosis and Hypoparathyroidism, and we have a limited operating history of developing products upon which you can evaluate our business and prospects. In addition, our current ongoing clinical trial for EB613 for Osteoporosis is the largest clinical trial we have conducted to date and we have never conducted clinical trials of a size required for regulatory approvals. Furthermore, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, such as the oral delivery of protein therapeutics.

To become and remain profitable, we must succeed in developing and commercializing products that generate significant market revenues. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, completing pre-clinical and clinical trials for such product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and, even if we do, we may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	complete our ongoing Phase 2 dose-ranging clinical trial for EB613 and any future development efforts for EB613 or other product candidates;

•	secure additional funding as may be needed to continue the development of EB613 or any other product candidates;

•	obtain required regulatory and marketing approvals for the manufacturing and commercialization of EB613 and any other product candidates we may develop;

•	obtain adequate reimbursement from third-party payors for any product that may be commercialized, if approved;

•	manage our spending as costs and expenses increase due to the preparation of regulatory filings, potential regulatory approvals, manufacturing scale-up and potential commercialization;

•	continue to build and maintain our intellectual property portfolio;

•	recruit and retain qualified executive management and other personnel;

•	build and maintain appropriate research and development, clinical, sales, manufacturing, financial reporting, distribution and marketing capabilities on our own or through third parties;

•	gain broad market acceptance for our product candidates;

•	develop and maintain successful strategic relationships and collaborations;

•
develop a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can support clinical development and market demand for our product candidates, if approved;

•	establish sales, marketing, and distribution capabilities in the United States;

•	obtain market acceptance for any of our product candidates that receive marketing approval, if any, as viable treatment options;

•	address any competing technological and market developments;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter; and

•	attracting, hiring and retaining qualified personnel.

If we are unsuccessful in accomplishing any of these objectives, we may not be able to develop product candidates, raise capital, expand our business or continue our operations. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because of the numerous risks and uncertainties with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, develop other product candidates, or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll an adequate number of volunteers or patients in our clinical trials, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll enough volunteers in early studies, or patients with a specific disease in later trials. Trials may be subject to delays as a result of enrollment taking longer than anticipated or subject withdrawal. Enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the number of competing clinical trials, the availability of drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies. Our most advanced programs, EB613 and EB612 may compete with marketed drugs, such as Forteo (in Osteoporosis) and Natpara® (in hypoparathyroidism), or other clinical trials for drugs in development to treat such conditions. Furthermore, EB612 has orphan drug designation in the US which means that the potential patient population is limited. These factors may make it difficult for us to enroll enough subjects to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down development of our product candidates and any potential approvals and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may not be successful in our efforts to use and expand our drug delivery technology to other product candidates.

A key element of our strategy is to combine our oral drug delivery technology platform with a variety of proteins and large molecule active pharmaceutical ingredients, or APIs, to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of different types of diseases. We intend to use our technology in combination with known APIs, to validate our platform and potentially minimize risk and development timelines.

Our initial product candidates combine our oral drug delivery technology with PTH, a hormone that has been used in injectable form for many years for the treatment of osteoporosis and hypoparathyroidism. Our business is substantially dependent on our ability to complete the development of, obtain regulatory approval for, and successfully commercialize our oral PTH product candidates in a timely manner. If we are unable to validate our oral drug delivery technology with our PTH product candidates, in particular our lead candidate EB613, we may be unsuccessful in leveraging our oral drug delivery technology for use with other APIs. In addition, we may significantly modify the formulation of oral PTH to develop new formulations for applications in hypoparathyroidism and other indications. If we are not successful in optimizing the formation of our PTH product candidates for additional indications, or if we are not otherwise able to obtain regulatory approval for them or successfully commercialize them, our business and prospects may be severely limited.

In addition, our technology makes use of synthetically bioengineered ingredients. Although our product candidates utilize a synthesized PTH molecule with a known mechanism of action, they may cause patients to exhibit safety or immune responses that do not match the biological effect of a human protein produced by the parathyroid gland. Such responses could result in increased regulatory scrutiny, delays or other impediments to our planned development or the public acceptance and commercialization of our products. Even if we are successful in expanding our drug delivery technology to other APIs for other indications, the potential product candidates that we identify may not be suitable for clinical development, to the extent they are shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. We may never successfully develop or commercialize our technology with other APIs, which could limit our business and prospects.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates, marketing approval may be delayed or we may need to abandon our development of such product candidates, and if such side effects are identified following regulatory approval, any approved product label may be limited or we may be subject to other significant negative consequences.

All of our product candidates are still in clinical or non-clinical development and although our product candidates have undergone or will undergo safety testing, not all adverse effects of drugs can be predicted or anticipated. Unforeseen side effects from any of our product candidates could be recognized either during clinical development or, if such side effects are rare, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. While our oral PTH has exhibited no serious drug related adverse events in our clinical trials to date, the results of future clinical trials may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA, the EMA and other regulatory authorities, or result in marketing approval from the FDA, the EMA and other regulatory authorities with restrictive label warnings or potential product liability claims. For instance, other PTH products have been issued with labels that disclose a potential risk of osteosarcoma based on non-clinical studies.

Additionally, the FDA and foreign regulatory agency regulations require that we report certain information about adverse medical events if our products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date on which we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action including criminal prosecution, the imposition of civil monetary penalties or seizure of our products.

If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

•	regulatory authorities may require us to take these products off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us or any potential collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.

We manage our business and develop our technology with a small number of employees and key consultants, and in the event of their loss or unavailability we may not be able to grow our business or develop and commercialize our products.

We currently depend upon the efforts and abilities of our senior executives, including Adam Gridley our Chief Executive Officer, Dr. Phillip Schwartz, our President of R&D and Executive Vice President, Hillel Galitzer, our Chief Operating Officer, and a small number of employees and key consultants. Our success depends upon the continued contributions of these senior executives, employees and consultants, many of whom have substantial scientific and technical experience with, and have been instrumental for, us and our technology platform. Furthermore, recruiting and retaining new executive talent and qualified scientific personnel to perform future research and development work will be critical to our success. Competition for skilled personnel is intense and turnover rates are high, and our ability to attract and retain qualified personnel may be limited. The loss or unavailability of the services of any of our key employees and consultants for any significant period of time or our inability to attract and retain qualified skilled personnel could have a material adverse effect on our business, technology, prospects, financial condition and results of operations. We do not maintain “key man” life insurance policies for any of our employees.

We expect to grow our organization, particularly in the United States, specifically to supplement and expand our senior management, clinical development and regulatory capabilities and marketing infrastructure, and we may experience difficulties in managing these changes and this growth, which could disrupt our operations.

As our clinical development and commercialization plans and strategies develop, we expect to supplement and expand our employee base, particularly in the United States, for clinical development, regulatory, operational, sales, marketing, financial and other capabilities and with senior managers who are either based in the U.S. or who have significant U.S. public company experience. These changes may result in significant shifting of responsibilities or replacement of key personnel. The need to identify, recruit, maintain, motivate and integrate additional employees and senior members of management, including senior executives, is expected to impose significant responsibilities on our senior executives and may divert a disproportionate amount of their attention away from our day-to-day activities. The addition of such employees and managers may have an impact on the decisions that we make over time. As a result of these changes, we may cease to be a foreign private issuer, which would require us to comply with U.S. regulations pertaining to domestic issuers instead.

In conjunction with the addition of these employees and senior members of management, we intend to grow our company. Due to our limited financial resources and the limited experience of our management team, it is possible that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or grow revenue could be reduced and we may not be able to implement our strategy. Our future financial performance and our ability to develop our product candidates and compete effectively with others in our industry will depend, in part, on our ability to effectively manage any future growth. In addition, pursuant to both Israeli law and Nasdaq rules, we have appointed independent directors, which may result in a change in the company’s direction over time, as discussed in further detail in “Item 6.C.—Board Practices—Board of Directors.”

We are increasingly dependent on information technology systems, infrastructure and data, and our internal computer systems, or those of our collaborators, third-party clinical research organizations or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

We are increasingly dependent upon information technology systems, infrastructure and data. Despite the implementation of security measures, our internal computer systems and those of our development partners, third-party clinical research organizations, data management organizations and other contractors and consultants are vulnerable to damage from service interruption or destruction, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. In addition, such systems are subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, third-party service providers and other third parties with otherwise legitimate access to our systems. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, denial-of service, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. It is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against all cybersecurity incidents. Our key business partners face similar risks, and a security breach of their systems could adversely affect our security posture.

While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could cause damage or destroy assets, compromise business systems, or otherwise result in a material disruption of our programs and business operations. Security breaches further pose a risk that sensitive data, including intellectual property, clinical data, trade secrets or personal information may be exposed to unauthorized persons or to the public, altered or lost. For example, the loss of clinical trial data for any of our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, damages or damage to our reputation and the further development of our product candidates could be delayed. We do not currently maintain a cyber insurance policy and therefore the successful assertion of one or more large claims against us in connection with a breach or other cybersecurity-related matter could materially adversely affect our business, financial condition and operating results.

We rely on email and other messaging services in connection with our operations. We may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our networks, computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through a variety of control and non-electronic checks, spoofing and phishing may damage our business and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted, or existing cybersecurity incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. There can be no assurance that our efforts will prevent service interruptions, or identify breaches in our systems, that could adversely affect our business and operations and/or result in the loss of critical or sensitive information or the illegal transfer of funds to unknown persons, which could result in financial, legal, business or reputational harm, and may harm our relationships with third parties.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA or foreign regulators, failure to provide accurate information to regulatory authorities, failure to comply with manufacturing standards we have established, failure to comply with federal and state health care fraud and abuse laws and regulations in the United States and abroad, failure to report financial information or data accurately, disclose unauthorized activities to us or failure to comply with our own internal company policies. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

In addition, during the course of our operations our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. We may not be able to prevent a director, executive or employee from trading in our common stock on the basis of, or while having access to, material, nonpublic information. If a director, executive or employee was to be investigated or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and our stock price. Such a claim, with or without merit, could also result in substantial expenditures of time and money and divert attention of our management team from other tasks important to the success of our business.

The results of the United Kingdom’s exit from the European Union may have a negative effect on global economic conditions, financial markets and our business.

 The United Kingdom, or the U.K. exited the European Union, or the EU on January 31, 2020, which will be followed by an 11-month transition period by which to leave the single market and customs union; however, ongoing uncertainty remains as to what kind of post-Brexit agreement between the U.K. and the EU, if any, may be approved by the U.K. parliament. Brexit could lead to legal and regulatory uncertainly and potentially divergent national laws and regulations, including with respect to data privacy manufacturing, labor, environmental, competition and other matters. Since a significant proportion of the regulatory framework in the United Kingdom is derived from EU directives and regulations, the withdrawal of the U.K. from the EU could materially impact the regulatory regime with respect to our activities in the United Kingdom and could affect our activities in other countries.

Since a significant proportion of the regulatory framework affecting the pharmaceutical and biotechnology industries in the United Kingdom is derived from the European Union directives and regulations, the referendum could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom and/or the European Union. In addition, following the Brexit vote, the European Union moved the EMA, headquarters from the United Kingdom to the Netherlands. This transition may cause disruption in the administrative and medical scientific links between the EMA and the U.K. Medicines and Healthcare products Regulatory Agency, including delays in granting clinical trial authorization or marketing authorization, disruption of import and export of active substance and other components of new drug formulations, and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorization and commercialization of products in the United Kingdom and/or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the European Union, and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occurs, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business.

The outbreak of COVID-19 in the United States, Israel and elsewhere has created significant business disruptions and will adversely affect our business.

The  outbreak of COVID-19 in the United States, Israel and elsewhere, has created significant business disruption and will adversely affected our businesses. In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. As of March 2020, this virus has spread globally, including to the United States and Israel and continues to spread globally. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a pandemic. The COVID-19 outbreak continues to rapidly evolve.

In March 2020, the Government of Israel, where we run our research and development activities and clinical trials, imposed a mandatory quarantine of all foreign visitors and, in addition, announced that non-Israeli residents or citizens traveling from certain countries may be denied entry into Israel. Israel has further issued regulations imposing partial home confinement and other movement restrictions, reducing staffing of non-essential businesses, restricting public transportation and other public activities. We continue to monitor our operations and government regulations, guidelines and recommendations and may temporarily close our office space to protect our employees. In addition, hospitals may reduce staffing and have begun to reduce or postpone certain treatments in response to the spread of an infectious disease, including our clinical trials. Such events may result in a period of business disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

Disruptions to our supply chain will prevent us from receiving necessary materials from manufacturers for our research and may also delay third-party laboratories with which we work from performing research tasks. If individuals or site staff who, as healthcare providers, may have heightened exposure to COVID-19, choose not to participate in or leave clinical trials being conducted by us or our collaboration partners due to concerns over infection risk or if Israeli authorities fully close or curtail access to the hospital facilities where many of our clinical trials are conducted for a prolonged time, our clinical trial operations could be significantly and adversely affected. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, diversion of hospitals and medical centers or sites serving as our clinical trial sites and hospital or other staff supporting the conduct of our clinical trials may significantly disrupt our research activities. Israeli authorities have begun repurposing certain medical institutions to function as centers for COVID-19 treatment, including two centers where we conduct trials.

Limitations on travel could interrupt key trial activities, such as clinical trial site initiations and monitoring of ongoing stability studies or other such experiments associated with our upcoming preclinical studies or future collaborations, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that may impact the ability or willingness of patients, employees or contractors to travel to our clinical trial sites or secure visas or entry permissions, any of which could delay or adversely impact the conduct or progress of our clinical trials. At this time, our employees are largely following a work from home policy and will be required to adapt or change their current participation in our research as evolving government directives are released, including the cessation of non-essential business activity, which may be interpreted by Israeli authorities to include our clinical trials. Limitations on or the closure of mass transit may impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

We expect such disruptions will prevent or delay us from completing research and development activities and our clinical trials. Depending on their duration, these restrictions could affect our ability to conclude our Phase 2 clinical trial of EB613 with the 97 patients we currently have enrolled. If fewer patients are enrolled in our Phase 2 clinical trial, the FDA may determine that we lack sufficient data to proceed with a Phase 3 clinical trial or may require that we alter the design of any future Phase 3 clinical trial, which may require us to expend additional resources. Our relationships with certain business partners or investors may be impaired. While we may be able to adapt to these developments by testing patients in their homes, there is no guarantee we will be able to continue doing so in the future if Israeli authorities enact a complete lockdown or require citizens to shelter in place, as has already occurred in certain cities in China, the United States and Europe. Interruption or delays in the operations of the FDA and foreign regulatory authorities may impact review and approval timelines. Regulatory authorities may also decide to prioritize review of other pharmaceutical approval applications, including those related to treatment of COVID-19. We may also be delayed in completing research we are contractually obligated to produce, including as part of our agreed collaboration with Amgen or with other third-party partners.

As a result, the expected timeline for data readouts of our preclinical studies and clinical trials and certain regulatory filings will likely be negatively impacted, which would adversely affect our ability to obtain regulatory approval for our product candidates, increase our operating expenses and have a material adverse effect on our financial results. We may require additional capital to continue our research activities, which funding may not be available entirely or at attractive terms.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could further adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations, internal control over our financial reporting,  financial condition and results. In addition, the trading prices for our Ordinary Shares and other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and geographic reach of the coronavirus and the effectiveness of actions to contain the coronavirus or treat its impact, among others.

We are subject to risks related to restrictive data privacy regulations governing the collection, use, processing and cross-border transfer of personal information.

In the ordinary course of our business, we may collect, process, use, store or transfer sensitive data in our data centers and on our networks, including intellectual property, proprietary business information (both ours and that of our customers, suppliers and business partners) and personally identifiable information, including in connection with conducting clinical trials. We are subject to strict data privacy laws and regulations in the U.S., European Union, Israel and other jurisdictions in which we operate, as well as contractual obligations, governing the collection, transmission, storage and use of personal information. The legislative and regulatory landscape for data privacy and protection continues to evolve around the world and are increasingly rigorous, with new and constantly changing requirements applicable to our business, including the U.S.’s federal Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, the EU General Data Protection Regulation ((EU) 2016/679), or the GDPR, the Israeli Privacy Protection Law, 5741-1981, and other laws and regulations governing the collection, use, disclosure and transmission of data.  The enforcement practices of these laws and regulations are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.

For example, in the United States, various federal and state regulators have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

In addition, outside the United States, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data.  Specifically, the GDPR’s requirements including having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area, including to the United States, and other countries providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater.  As such, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects. Any failure or perceived failure to comply with the requirements of privacy laws and regulations, including the CCPA, GDPR and related national data protection laws of the member states of the European Union, may result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Regulatory Approval of Our Product Candidates

 Clinical drug development is expensive, time consuming and uncertain. Development programs are subject to unanticipated delays and we may ultimately not be able to obtain regulatory approvals for the commercialization of our product candidates.

Our lead product candidates are orally delivered tablet formulations of the synthetic form of the first 34 amino acids of human PTH. We are developing EB613 to treat Osteoporosis and EB612 to treat of hypoparathyroidism. These product candidates, have not yet reached late stage clinical development and are subject to the risks of failure inherent in drug development. The clinical development, manufacturing, quality assurance, labeling, storage, record-keeping, advertising, promotion, pharmacovigilance, import, export, marketing and distribution of our product candidates is subject to extensive regulation by the FDA in the United States and by comparable authorities in foreign markets. We are not permitted to market our product candidates in the United States until we receive approval of a new drug application, or NDA, from the FDA or in any other country until we receive marketing approval from the applicable regulatory authorities in such countries. We have not yet submitted a marketing application, or received marketing approval, for any of our product candidates and have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals. The process of obtaining regulatory approvals is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and the regulatory agencies have substantial discretion in the approval process for products, including the ability to delay, limit or deny approval of a product candidate for many reasons. Obtaining approval of an NDA or other marketing application can be a lengthy, expensive and uncertain process. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the number, design, size, conduct or implementation of our clinical trials or any of our collaborators’ clinical trials;

•	we or any of our development partners may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA, EMA or other regulatory agencies for approval;

•
such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that authority’s jurisdiction;

•	the data collected from non-clinical studies and clinical trials of our product candidates may not be sufficient to support the submission of an application for regulatory approval;

•	the results of clinical trials may not demonstrate the safety or efficacy required by such authorities for approval;

•	we or any of our future development partners may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•
such authorities may disagree with our interpretation of data from preclinical studies or clinical trials or the use of results from studies that served as precursors to our current or future product candidates;

•
such authorities may find deficiencies in our manufacturing processes or facilities or those of third-party manufacturers with which we or any of our future development partners contract for clinical and commercial supplies;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval; and

•	the approval policies or regulations of such authorities may significantly change in a manner rendering our or any of our future development partners’ clinical data insufficient for approval.

Each of our oral PTH product candidates, including EB613 and EB612, are still in clinical development and face a variety of risks and uncertainties, including the following:

•
future clinical trial results may show that our oral PTH is not effective, including if our drug delivery technology is not effective, our product candidates are not effective, our clinical trial designs are flawed, or clinical trial investigators or subjects do not comply with trial protocols;

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

If we are unsuccessful in dealing with any of these risks, or if we or a potential partner are unable to successfully commercialize our oral PTH or any other product candidates we may develop in the future, it would likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, in the event we are able to successfully commercialize our oral PTH, we may sell the tablets at a discounted sales price for the initial period in order to gain market acceptance of the product, which could adversely affect our financial condition and results of operations.

In addition, before we can submit an application for regulatory approval in the United States, we must conduct a pivotal trial that will be substantially broader than our completed Phase 2a trial in hypoparathyroidism and our ongoing Phase 2 trial in osteoporosis. We will also need to agree on a protocol with the FDA for a Phase 3 clinical trial before commencing the trial. The outbreak of COVID-19 may impact whether the FDA would consider our Phase 2 clinical trial data to be sufficient for purposes of commencing a Phase 3 clinical trial for osteoporosis. Phase 3 clinical trials frequently produce unsatisfactory results even when prior clinical trials were successful. Therefore, even if the results of our Phase 2 trials are successful, the results of the additional trials that we conduct may or may not be successful. Further, our product candidates may not be approved even if they achieve their primary endpoints in Phase 3 clinical trials. For example, there is no FDA guidance on the acceptable level of variability of absorption of orally delivered products with large molecule APIs, and, therefore we are unable to be certain that we are designing our product candidates or clinical trials to satisfy the FDA in this regard. The FDA, EMA or other regulatory agencies may require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies beyond those planned and submit data from such trials before considering or reconsidering the application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA, EMA or other regulatory agencies. If any of these outcomes occur, we would not receive approval for our oral PTH tablet or other product candidates we may develop in the future.

In addition, the FDA, EMA or other regulatory agencies may also approve a product candidate for fewer or more limited indications than we request, may impose significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications or may grant approval contingent on the performance of costly post-marketing clinical trials or risk mitigation requirements. The FDA, EMA or other regulatory agencies may also not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

EB613 is currently in a Phase 2 clinical trial for the treatment of osteoporosis and we had a Pre-IND meeting for EB613 with the FDA in November 2018. Following FDA guidance on our proposed preclinical and clinical development plans, we intend to further develop EB613 and conduct the required nonclinical studies and clinical trials in order to attain regulatory approval in the United States and other countries. In addition, we plan to initiate a Phase 2b/3 clinical trial of EB612 in hypoparathyroidism that would potentially support a submission for regulatory approval of EB612. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials for a number of reasons including:

•	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•
delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, contract manufacturing organizations, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly;

•
failure of our third-party contractors, such as CROs and contract manufacturing organizations, or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner;

•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•	difficulties obtaining institutional review board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site;

•	the FDA, EMA or other regulatory authority may require changes to any of our trial designs, our pre-clinical strategy or our manufacturing plans;

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

•	difficulties in maintaining contact with subjects who withdraw from the trial, resulting in incomplete data;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines;

•	varying interpretations of data by the FDA and foreign regulatory agencies; and

•	inaccurate interpretations by us of the FDA’s guidance for the clinical and regulatory path for our product candidates.

If changes in regulatory requirements and guidance occur, we may need to significantly amend clinical trial protocols or submit new clinical trial protocols with appropriate regulatory authorities to reflect these changes. Amendments may require us to renegotiate terms with CROs, or resubmit clinical trial protocols to IRBs or ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical trial. Our clinical trials may be suspended or terminated at any time by the FDA (for trials in the U.S.), other regulatory authorities (for trials conducted outside the U.S.), the IRB /ethics committee overseeing any given clinical trial, any of our clinical trial sites with respect to that site, or us, due to a number of factors, including:

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

The design of a clinical trial can determine whether its results will support approval of a product. We may be unable to design and/or execute a clinical trial to support regulatory approval. Flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. In addition, we may have little control over whether subjects comply with important aspects of clinical trial protocols. In particular, in trials of our oral PTH, if subjects do not comply with restrictions on eating and drinking before and after administration of our product candidates, interaction between the drug and food in the gastrointestinal tract, or a “food effect,” may decrease the bioavailability and increase the variability of drug delivered to the subject, which may negatively impact efficacy.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols, modifications in the formulation throughout the course of development and the rate of dropout among clinical trial participants. While we have not had any serious adverse events in our clinical trials to date, that are believed to be related to our oral PTH product candidates, we may need to change future trial designs in response to adverse events that occur during future clinical development. We do not know whether any Phase 2, Phase 3 or other clinical trials we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

Even if regulatory approvals are obtained for our product candidates, we will be subject to ongoing government regulation. If we fail to comply with applicable current and future laws and government regulations, it could delay or prevent the promotion, marketing or sale of our products.

Even if marketing approval is obtained for our product candidates, a regulatory authority may still impose significant restrictions on a product’s indications, conditions for use, distribution or marketing or impose ongoing requirements for potentially costly post-market surveillance, post-approval studies or clinical trials, all of which may result in significant expense and limit our ability to commercialize our products. Our products will also be subject to ongoing requirements governing the labeling, packaging, storage, advertising, distribution, promotion, recordkeeping and submission of safety and other post-market information, including adverse events, and any changes to the approved product, product labeling or manufacturing process. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with Current Good Manufacturing Practice, or cGMP, requirements and other regulations.

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

We believe that our key competitor in hypoparathyroidism treatment is Takeda Pharmaceutical Company Ltd., whose product Natpara, an injectable bioengineered recombinant form of PTH (1-84), was approved by the FDA in January 2015, and conditionally approved by the EMA in April 2017. Natpara has been granted orphan drug designation for hypoparathyroidism by the FDA and, as the first approved product for this indication, has orphan drug market exclusivity for seven years in the United States and, 10 years after receipt of market approval in the European Union. Therefore, we will only be able to obtain regulatory approval for EB612 prior to expiration of Natpara’s orphan exclusivity period in the United States, which expires in January 2022, if we demonstrate EB612’s clinical superiority over Natpara in that it demonstrates greater effectiveness or safety than Natpara or that it otherwise makes a major contribution to patient care. We believe that we will be able to demonstrate to the satisfaction of the FDA and EMA that our formulation of PTH is clinically superior to Natpara, and therefore we do not believe that the FDA or EMA will be precluded from approving a marketing application prior to Natpara’s expiration of orphan exclusivity, but there can be no assurance that we will be able to demonstrate that EB612 is clinically superior to Natpara or otherwise makes a major contribution to patient care, under the applicable FDA and EMA standards and obtain regulatory approval even if EB612 would otherwise satisfy each regulator’s standards for approval. In 2019, Natpara was recalled due to certain product format issues, and is not anticipated to return to the market until later in 2020.

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

Healthcare costs have risen significantly over the past decade. Globally, governments are becoming increasingly aggressive in imposing health care cost-containment measures. Certain proposals, if passed, would impose limitations on the prices we will be able to charge for the products that we are developing, or the amounts of reimbursement available for these products from governmental agencies or third-party payors. These limitations could in turn reduce the amount of revenues that we will be able to generate in the future from sales of our products and licenses of our technology.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA changed the way Medicare covers and pays for pharmaceutical products. The MMA expanded Medicare coverage for outpatient drug purchases by those covered by Medicare under a new Part D and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. In addition, the MMA authorized Medicare Part D prescription drug plans to limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of the MMA could decrease the coverage and price that we receive for any approved products and could seriously harm our future business prospects. While this law applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from this law may result in a similar reduction in payments from private payors.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In 2011, the U.S. Congress enacted the Budget Control Act of 2011 (the “Budget Control Act”), which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 absent additional congressional action. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal and replace certain aspects of the ACA, and we expect such challenges to continue. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. In 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act (the “2017 Tax Act”), which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation, regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a federal judge in Texas ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the 2017 Tax Act. While the judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA, will impact our business. On December 18, 2019, the Fifth Circuit Court of Appeals upheld the lower court’s decision that the ACA was unconstitutional. On March 2, 2020, the U.S. Supreme Court granted certiorari to review the case, with an outcome expected in summer 2020.

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

Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors, which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. In addition, CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

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

Our relationships with customers and payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, if violated, could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, primarily in the United States, that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations, include the following:

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

•
analogous state and non-U.S. laws and regulations, such as certain state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

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

The osteoporosis market is already served by a variety of competing products based on a number of APIs. Many of these existing products have achieved widespread acceptance among physicians, patients and payors for the treatment of osteoporosis. The market has been dominated by bisphosphonates for many years, although bisphosphonates’ market share has declined due to the occurrence of rare but potentially serious side effects, as well as the introduction of newly developed pharmacological treatments. Many of the new drugs have serious side effects of their own. Eli Lilly’s Forteo, an injectable PTH (1-34), is one of the most effective osteoporosis medications, and newer products such as Prolia® and EVENITY® have been launched by Amgen Inc., or Amgen. We anticipate that our product candidate EB613, if approved, will compete with Forteo, Prolia, EVENITY, and the rest of the pharmacological treatments for osteoporosis. Many of these products are available on a generic basis, and EB613 may not demonstrate sufficient additional clinical benefits to physicians, patients or payors as compared to generic products. In many cases, insurers or other third-party payors, particularly Medicare, seek to encourage the use of generic products. Furthermore, our competitors in this market are large pharmaceutical companies and the alternatives have been on the market for many years and have widespread market acceptance.

We believe that our key competitor in hypoparathyroidism treatment is Natpara. If we obtain regulatory approval for EB612, it will compete with Natpara, which by that time will have been marketed for several years and may have wide-spread market acceptance that may be difficult to overcome.  In order to obtain FDA approval for EB612 prior to the expiration of Natpara’s orphan drug exclusivity in 2022, we need to show that EB612 is clinically superior to Natpara or otherwise makes a major contribution to patient care. Moreover, although we have obtained orphan drug designation for EB612 for the treatment of hypoparathyroidism, we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity. In addition, Ascendis Pharma has reported that it is developing a long-acting, oral prodrug formulation of PTH for the treatment of hypoparathyroidism. In 2019, Ascendis reported that it expects top-line results from a global Phase 2 trial in 2020, and anticipates initiating a Phase 3 trial by the end of 2021 or 2022.

We are subject to manufacturing risks that could substantially increase our costs and limit supply of our products.

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

•
We do not have experience in manufacturing our product candidates at commercial scale. We may not succeed in the scaling up of our final manufacturing process. We may need a larger-scale manufacturing process for our oral PTH than what we have planned, depending on the dose and regimen that will be determined in future studies. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success. Contract manufacturers may not have sufficient expertise to manufacture a dry oral formulation with a large molecule API, in which case we may have to establish our own commercial manufacturing capabilities, which could be expensive and delay launch of product candidates.

•
The manufacturing process for large molecules is more complex and subject to greater regulation than that of other drugs. The process of manufacturing large molecules, such as our product candidates, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

•
The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures, outbreaks of an infectious disease such as COVID-19 and numerous other factors.

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

We have not yet established sales, marketing or distribution operations because our product candidates are in the early to mid-stages of clinical development. If our product candidates are approved and we were to commercialize these products, such activities would be expensive and time consuming. If we elect to fund and undertake commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. In addition, the costs of establishing sales and marketing operations may be incurred in advance of any approval of our product candidates. Moreover, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely affect the commercialization of our products.

Alternatively, we may consider entering into a collaboration to commercialize our oral PTH candidates globally or in selected regions. Any such collaborator would be responsible for, or substantially support, late stage clinical trials of our oral PTH product candidates, as well as regulatory approvals and registrations. These arrangements are typically complex and time consuming to negotiate. To the extent that we enter into collaboration agreements with respect to marketing, sales or distribution, our product revenue may be lower than if we directly marketed and sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third-party collaborators, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Even if approved, if any of our product candidates do not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, our revenue generated from their sales will be limited.

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

•	limitations or warnings contained in the approved labeling for a product candidate;

•	changes in the standard of care for the targeted indications for any of our product candidates;

•	limitations in the approved clinical indications for our product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	lack of significant adverse side effects;

•	sales, marketing and distribution support;

•	availability and extent of coverage and reimbursement from managed care plans and other third-party payors;

•	timing of market introduction and perceived effectiveness of competitive products;

•	the degree of cost-effectiveness of our product candidates;

•	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;

•	the extent to which the product candidate is approved for inclusion on formularies of hospitals and third-party payors, including managed care organizations;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular diseases;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	convenience and ease of administration of our products; and

•	potential product liability claims.

If any of our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

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

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and third-party payors establish adequate coverage and reimbursement levels and pricing policies.

The successful commercialization of our product candidates, if approved, will depend, in part, on the extent to which coverage and reimbursement for our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes required of new technologies, we cannot be sure that coverage will be available for our oral PTH product candidates or any other product candidate that we commercialize and, if available, that the reimbursement rates will be adequate. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, their marketability will be negatively and materially impacted.

Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off-label use of a higher priced drug. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Third party payors may deny coverage and reimbursement status altogether of a given drug product, or cover the product but establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the coverage and reimbursement policies may change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

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

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for our product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidates, profitably or at all, even if approved.

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

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently we have no products that have been approved for commercial sale; however, the current and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, our collaborators or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any of our product candidates or products we develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants or cancellation of clinical trials;

•	costs to defend the related litigation, which may be only partially recoverable even in the event of successful defense;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues; and

•	the inability to commercialize any products we develop.

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

We may enter into collaborations with third parties that we believe could provide us with funding, research support, and other milestone payments. For example, we have recently entered into a research collaboration and license agreement with Amgen. Under the agreement, the parties will collaborate for the development and discovery of clinical candidates in the field of inflammatory disease and other serious illnesses. Further, under the terms of the agreement, we will engage in formulation and preclinical development at Amgen’s expense. Amgen will be responsible for subsequent research, clinical development, manufacturing and commercialization of any of the resulting programs, at its expense. We also anticipate seeking a collaborator to develop EB613 for osteoporosis and that any such collaborator would be responsible for, or substantially support, late stage clinical trials of EB613 as well as regulatory approvals and registrations and any potential commercialization activities.

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

•
Collaborations may be terminated for convenience by the collaborator and, if terminated, we may suffer from negative publicity and we may find it more difficult to attract new collaborators. For example, at any point in the research and development process, subject to certain conditions, Amgen can terminate our research collaboration and license agreement in its entirety or with respect to a specific development program; and

•
The outbreak of COVID-19 may cause us to fail to meet contractually obligated deadlines with our collaboration partners or otherwise strain our relationships with current collaborators or other business partners.

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

Exclusivity and other governance provisions within our research collaboration and license agreement with Amgen may prevent us from pursuing certain alternative product candidates and exercising complete control over our product candidates’ development.

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

We rely on research institutions to conduct our clinical trials. Specifically, the limited number of centers experienced with pharmaceutical product candidates heightens our dependence on such research institutions. Our reliance upon research institutions, including hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, if any resulting agreement is terminated, if research institutions are closed down by public authorities for reasons outside of our control, such as during the current COVID-19 outbreak, or if we cannot fulfill contractual commitments due to the impact of COVID-19, we may be unable to quickly replace the research institution with another qualified institution on acceptable terms. Furthermore, we may not be able to secure and maintain suitable research institutions to conduct our clinical trials.

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

We anticipate continuing our engagement of third parties to provide our clinical supply as we advance our product candidates into and through clinical development. We expect in the future to use third parties for the manufacture of our product candidates for clinical testing, as well as for commercial manufacture. We plan to enter into long-term supply agreements with several manufacturers for commercial supplies. We may be unable to reach agreement on satisfactory terms with contract manufacturers to manufacture our product candidates. Additionally, the facilities to manufacture our product candidates must be the subject of a satisfactory inspection before the FDA, the EMA or other regulatory authorities approve an NDA or grant a marketing authorization for the product candidate manufactured at that facility. We will depend on these third-party manufacturers for compliance with the FDA’s and EMA’s requirements for the manufacture of our finished products. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturers for compliance with cGMPs. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA, European Commission and other regulatory authorities’ cGMP requirements, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved, and may subject us to recalls or enforcement action for products already on the market.

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

We have limited patent protection with respect to our product candidates and technologies. We have been issued a patent that contains claims directed to compositions comprising a protein, an absorption enhancer and a protease inhibitor, as well as methods for oral administration of a protein with an enzymatic activity in each of the United States, Australia, Canada, Japan, New Zealand, China, Israel and Russia. Related patent applications are pending in the United States, the European Union, Hong Kong, Brazil, China and India. We have also filed six patent applications in various jurisdictions that currently contain claims directed to oral administration technologies, including compositions and drug delivery devices utilizing an absorption enhancer and methods of treating osteoporosis, hypoparathyroidism and bone fractures and related conditions with orally administered parathyroid hormone. We cannot be certain that patents will be issued or granted with respect to any of our pending or future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably, and can change. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical or biotechnology patents. Even if our pending patent applications issue as patents, such patents may not cover our product candidates in the United States or in other countries. Accordingly, we cannot predict whether additional patents protecting our technology will issue in the United States or in non-U.S. jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide us with a competitive advantage.

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

We currently have limited patent protection for our product candidates and technologies, and filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, we may not pursue or obtain patent protection in all major markets. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to certain third parties. Furthermore, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

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

Risks Related to Our Ordinary Shares and IPO Warrants

The price of our Ordinary Shares and IPO Warrants may be volatile, and holders of our Ordinary Shares and IPO Warrants could lose all or part of their investment

The price of securities for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our Ordinary Shares and IPO Warrants on Nasdaq may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated fluctuations in our and our competitors’ results of operations and financial condition;

•	clinical trial results and the timing of the release of such results;

•	the amount of our cash resources and our ability to obtain additional funding;

•	announcements of research activities, business developments, technological innovations or new products, or acquisitions or expansion plans by us or our competitors;

•	success or failure of our research and development projects or those of our competitors;

•	our entering into or terminating strategic relationships;

•	changes in laws or government regulation;

•	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;

•	departure of our key personnel;

•	disputes related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	our sale, or the sale by our significant shareholders, of Ordinary Shares, IPO Warrants or other securities in the future;

•	public concern regarding the safety, efficacy or other aspects of the products or methodologies we are developing;

•	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

•	market acceptance of our products;

•	the mix of products that we sell and related services that we provide;

•	the success or failure of our licensees to develop, obtain approval for and commercialize our licensed products, for which we are entitled to contingent payments and royalties;

•	publication of the results of preclinical or clinical trials for EB613, EB612 or any other product candidates we may develop;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	variance in our financial performance from the expectations of market analysts;

•	the limited trading volume of our Ordinary Shares and IPO Warrants; and

•	general economic and market conditions, including factors unrelated to our industry or operating performance.

In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance.

We do not know whether a market for our Ordinary Shares or IPO Warrants will be sustained and as a result, it may be difficult for holders of our Ordinary Shares to sell their shares.

Although our Ordinary Shares and IPO Warrants are listed on Nasdaq, an active trading market for our Ordinary Shares and IPO Warrants may not be sustained. The lack of an active market may impair the ability of holders of our Ordinary Shares or IPO Warrants to sell their Ordinary Shares or IPO Warrants at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the value of our Ordinary Shares or IPO Warrants, and may cause the trading price of our Ordinary Shares or IPO Warrants to be more volatile. An inactive market may also impair our ability to raise capital by selling Ordinary Shares or IPO Warrants and may impair our ability to acquire other companies by using our Ordinary Shares or IPO Warrants as consideration.

 Our stock price may continue to be volatile, and securities class action litigation has often been instituted against companies following periods of volatility of their stock price. Any such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. Although there is no such shareholder litigation currently pending or threatened against the Company, such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The IPO Warrants are speculative in nature and are a risky investment. You may not be able to recover your investment in the IPO Warrants, and the IPO Warrants may expire worthless.

The value of the IPO Warrants will depend on the value of our Ordinary Shares, which will depend on factors related and unrelated to the success of our clinical development program or other factors as detailed above and cannot be predicted at this time.

If the price per share of our Ordinary Shares does not increase to an amount sufficiently above the applicable exercise price of the IPO Warrants during the period the IPO Warrants are exercisable, and if a public market for our IPO Warrants does not develop, the IPO Warrants may not have any value, and you may be unable to recover any or all of your investment in the IPO Warrants. There can be no assurance that the market price of the Ordinary Shares will ever equal or exceed the exercise price of the IPO Warrants, and consequently, whether it will ever be profitable for holders of the IPO Warrants to exercise the IPO Warrants.

Holders of the IPO Warrants will have no rights as shareholders until they acquire our Ordinary Shares.

Until you acquire our Ordinary Shares upon exercise of the IPO Warrants, you will have no rights with respect to our Ordinary Shares issuable upon exercise of the IPO Warrants, except as set forth in the IPO Warrants. Upon exercise of your IPO Warrants, you will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs on or after the exercise date, unless the IPO Warrants are settled via “cashless exercise” in which case you will be entitled to exercise such rights only after the end of the relevant calculation period as defined in our Registration Statement on Form F-1 (File No. 333-221472) filed with the SEC on June 27, 2018, under “Description of IPO Warrants - Exercisability, Exercise Price and Term.”

 Future sales by our shareholders may adversely affect our stock price and our ability to raise funds in new stock offerings.

Sales of our Ordinary Shares or IPO Warrants in the public market could lower the market price of our Ordinary Shares or IPO Warrants. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Most of our outstanding Ordinary Shares and IPO Warrants are not restricted from resale. In the event of a sale of Ordinary Shares or IPO Warrants offered by selling shareholders, the price of our Ordinary Shares or IPO Warrants could decline, and such decline could be material.

The significant share ownership position of D.N.A Biomedical Solutions Ltd. that beneficially owns approximately 20.67% of our Ordinary Shares may significantly influence the outcome of matters requiring shareholder approval.

D.N.A Biomedical Solutions Ltd. (“D.N.A Biomedical”), beneficially owns approximately 20.48% of our outstanding shares, as of March 15, 2020. Accordingly, D.N.A Biomedical may be able to influence matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing either a third party from acquiring control over us or engaging in other purchases of our Ordinary Shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our Ordinary Shares or any changes, or from making any changes to our management or board of directors. D.N.A Biomedical could also sell its stake in our company and effectively transfer a significant stake of our company to another party without your consent. D.N.A Biomedical’s interests may not be consistent with those of our other shareholders. In addition, this significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our Ordinary Shares.

The market price of our Ordinary Shares and IPO Warrants could be negatively affected by future sales of our securities.

If our shareholders, particularly our directors or our executive officers and their affiliates, that in aggregate, beneficially own approximately 28.29% of our Ordinary Shares as of March 15, 2020, sell substantial amounts of our Ordinary Shares or IPO Warrants in the public market, or if there is a public perception that these sales may occur in the future, the market price of our Ordinary Shares or IPO Warrants may decline. The perception in the public market that our shareholders might sell our Ordinary Shares or IPO Warrants could also depress the market price of our Ordinary Shares or IPO Warrants and could impair our future ability to obtain capital, especially through an offering of equity securities. In addition, our sale of additional Ordinary Shares or IPO Warrants or other similar securities in order to raise capital might have a similar negative impact on the share price of our Ordinary Shares or IPO Warrants. A decline in the price of our Ordinary Shares may impede our ability to raise capital through the issuance of additional Ordinary Shares, IPO Warrants or other equity securities, and may cause holders of our Ordinary Shares or IPO Warrants to lose part or all of their investment.

We have never paid, and we currently do not intend to pay dividends.

We have never declared or paid any cash dividends on our Ordinary Shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary Shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law may limit our declaration or payment of dividends, and may subject our dividends to Israeli withholding taxes.

We are currently a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We are, however, making available to our shareholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are not accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, while we are generally filing public reports in accordance with U.S. SEC regulations, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by Nasdaq rules, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

As a foreign private issuer, we have the option to follow certain Israeli corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We rely on this foreign private issuer exemption, or Foreign Private Issuer Exemption, with respect to Nasdaq shareholder approval requirements in respect of additional issuances of equity in either a public or private offering and equity-based compensation plans and the quorum requirement for meetings of our shareholders. In addition, we rely on the Foreign Private Issuer Exemption with respect to Nasdaq compensation committee requirements, independent approval of board nominations, the requirement to have a majority of independent directors on our board, third party compensation of directors and director nominees and the requirement for independent directors to hold executive sessions. We may in the future, as long as we are considered a foreign private issuer, elect to follow home country practices in Israel with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our status as a foreign private issuer, which would increase our compliance costs and could thereby negatively impact our results of operations.

We may no longer be a foreign private issuer as of June 30, 2020 the end of our second fiscal quarter in our current fiscal year, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2021. We will not maintain our current status as a foreign private issuer, if as of June 30, 2020 (a) a majority of our Ordinary Shares is not either directly or indirectly owned of record by non-residents of the United States and (b) one of the following applies: (i) a majority of our executive officers or directors are United States citizens or residents, (ii) more than 50 percent of our assets are located in the United States or (iii) our business is administered principally inside the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. Such modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on Nasdaq that are available to foreign private issuers. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

There is a risk that we may be a passive foreign investment company, for U.S. federal income tax purposes for any taxable year, which generally would result in certain adverse U.S. federal income tax consequences to our U.S. investors.

There is a risk that we may be treated as a passive foreign investment company, or PFIC, for any taxable year. Although the application of the PFIC rules to a company like us is subject to uncertainties in some respects, we believe that it is reasonable to take the position that we were not a PFIC for 2019, but there can be no assurance that the Internal Revenue Service will agree or that a court will uphold this position. For the reasons described below, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average  value of its assets consists of assets (generally determined on a quarterly basis) that produce, or are held for the production of, passive income, or the assets test. Generally, passive income includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. The assets shown on our balance sheet consist, and are expected to continue to consist, primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the assets test for the current or any future taxable year will depend largely on the quarterly value of our goodwill and on how quickly we utilize our cash in our business. Because (i) the value of our goodwill may be determined by reference to the market price of our Ordinary Shares, which has been, and may continue to be volatile given the nature and early stage of our business, (ii) we hold, and expect to continue to hold, a significant amount of cash, and (iii) a company’s annual PFIC status can be determined only after the end of each taxable year, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. In addition, it is not clear how to apply the income test to a company like us, which is still developing its key intangible assets and whose overall losses from research activities significantly exceed the amount of its income (including passive income). If our losses from research and development activities are disregarded for purposes of the income test, we may be a PFIC for any taxable year if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for the relevant year is from interest and financial investments. Because the revenue shown on our financial statements is not calculated based on U.S. tax principles, and because for any taxable year we may not have sufficient (or any) non-passive revenue, there is a risk that we may be or become a PFIC under the income test for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor owned our Ordinary Shares (or under proposed Treasury regulations, IPO Warrants), such U.S. shareholder generally will be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the Ordinary Shares (or IPO Warrants) and certain distributions and a requirement to file annual reports with the Internal Revenue Service. See “Item 10.E.—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for more information.

We are an Emerging Growth Company and we cannot be certain whether the reduced requirements applicable to Emerging Growth Companies will make our Ordinary Shares less attractive to investors.

We are an Emerging Growth Company, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not Emerging Growth Companies. For instance, for as long as we remain an Emerging Growth Company, we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we will fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting. We have elected to include three years of selected financial data compared to five years for comparable data reported by other public companies. In general, these reduced reporting requirements may allow us to refrain from disclosing information that you may find important.

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

Our ordinary shares may be delisted from the Nasdaq Capital Market if we are unable to maintain compliance with Nasdaq’s continued listing standards.

Nasdaq imposes, among other requirements, continued listing standards including a minimum bid requirement. The price of our ordinary shares must trade at or above $1.00 to comply with the minimum bid requirement for continued listing on the Nasdaq Capital Market. If the closing bid price of our ordinary shares fails to meet Nasdaq’s minimum closing bid price requirement for a period in excess of 30 consecutive days, or if we otherwise fail to meet any other applicable requirements of the Nasdaq Capital Market and we are unable to regain compliance, Nasdaq may make a determination to delist our ordinary shares. Any delisting of our ordinary shares would likely adversely affect the market liquidity and market price of our ordinary shares and our ability to obtain financing for the continuation of our operations or result in the loss of confidence by investors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud among other objectives. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue and cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Our principal research and development facilities are located in Israel. In addition, part of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political uprisings, social unrest and violence in various countries in the Middle East, including Israel’s neighbor Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and certain countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future into more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel have in the past negatively affected business conditions in Israel.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business. Although such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. We could experience disruptions if acts associated with this conflict result in any serious damage to our facilities. Furthermore, several countries, as well as certain companies and organizations, continue to restrict business with Israel and Israeli companies, which could have an adverse effect on our business and financial condition in the future. Our business interruption insurance may not adequately compensate us for losses, if at all, that may occur as a result of an event associated with a security situation in the Middle East, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be disrupted by the obligations of personnel to perform military service.

Our employees in Israel, including executive officers, generally, may be called upon to perform up to 42 days (and in some cases more) of annual military reserve duty until they generally reach the age of 45 (or older in some cases) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, since September 2000 there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008, November 2012 and July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our operations, business and results of operations.

Our business is subject to currency exchange risk and fluctuations between the U.S. dollar and other currencies may negatively affect our earnings and results of operations.

The U.S. dollar is both our functional and reporting currency. As a result, our results of operations may be adversely affected by exchange rate fluctuations between the U.S. dollar and the NIS. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the cost of our operations in Israel unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. In addition, if the value of the U.S. dollar decreases against the NIS, our earnings may be negatively impacted. Moreover, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate, perform our clinical trials or conduct business may also negatively affect our earnings and results of operations. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. For example, in 2019, the value of the NIS appreciated against the U.S. dollar by 7.8%, which appreciation was partially offset by inflation in Israel of 0.3%. In 2018, the value of the NIS depreciated against the U.S. dollar by 8.1%, the effect of which was partly offset by inflation in Israel at a rate of approximately 0.8%. As a result of these fluctuations, our NIS denominated expenses were affected.

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

It may be difficult to enforce a U.S. judgment against us or our officers and directors, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We are incorporated under the laws of the State of Israel. Service of process upon us, our directors and officers and the Israeli experts, if any, a significant number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts, if any, are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States. In addition, such judgment may not be enforced by an Israeli court.

In addition, it may also be difficult for an investor to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See the section in our Registration Statement on Form F-1 filed under the Securities Act with the SEC on June 27, 2018, entitled “Enforceability of Civil Liabilities.” As a result of the difficulty associated with enforcing a judgment against us in Israel, holders of our Ordinary Shares may not be able to collect any damages awarded by either a U.S. or foreign court.

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

Your rights and responsibilities as a shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our Articles and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions, and these provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties as to our future direction also could affect the market price and volatility of our securities.

ITEM 4.          INFORMATION ON THE COMPANY

4.A.          History and Development

Our legal and commercial name is Entera Bio Ltd. We were incorporated as a limited liability company under the laws of the State of Israel on September 30, 2009. We commenced operations in June 2010 as a joint venture of D.N.A Biomedical and Oramed Ltd. (“Oramed”) to pursue the development of pharmaceutical products for the oral delivery of proteins. In connection with our founding, Oramed licensed to us the use of certain of its patent rights relating to the oral delivery of proteins. In February 2011, Oramed sold the majority of its holdings in us to D.N.A. Biomedical. In connection with the sale, Oramed assigned to us the patent rights that it had previously licensed to us, in exchange for an exclusive license to use the assigned patent rights in the fields of diabetes and influenza and for a 3% royalty on net revenues generated from our use or other exploitation of the assigned patent rights. In March 2011, D.N.A Biomedical and Oramed terminated the joint venture. To date, we have focused our operations on the development of our drug delivery technology for the oral administration of proteins and large molecules, in particular our oral PTH (1-34) product candidates.

We are registered with the Israeli Registrar of Companies. Our registration number is 51-433060-4. Article 3 of our Articles generally provides that our objectives are to engage in any lawful activity.

Our principal executive offices are located at Kiryat Hadassah Minrav Building, 5th Floor, Jerusalem 9122002, Israel. Our corporate offices in the United States are located at 37 Walnut Street, Suite 300, Wellesley Hills, MA. Our website is https://www.enterabio.com/. The information contained on, or that can be accessed through, our website does not constitute a part of this form and is not incorporated by reference herein. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov and you can access our filings on that website.

We have one wholly-owned subsidiary, Entera Bio, Inc., which was incorporated on January 8, 2018 under the laws of the State of Delaware. While our operations were initially conducted in our research and development facilities in Israel, in 2018 we started to expand our clinical and medical teams in the United States. In 2019, we hired a U.S.-based CEO and CFO and established corporate offices in Boston, Massachusetts.

We are an Emerging Growth Company. As such, we are eligible to, and intend to, take advantage, for up to five years, of certain exemptions from various reporting requirements applicable to other public companies that are not Emerging Growth Companies, such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an Emerging Growth Company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the closing of our IPO; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; (iv) the date on which we are deemed to be a Large Accelerated Filer under the Exchange Act, with at least $700 million of equity securities held by non-affiliates.

Further, under the JOBS act, Emerging Growth Companies can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an Emerging Growth Company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. However, given that we currently report under IFRS as required by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

For information regarding our capital expenditures, see “Item 5.B.–Liquidity and Capital Resources.”

4.B.          Business Overview

Who We Are

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. Our current strategy for our lead product candidates is to use our technology to develop an oral formulation of human parathyroid hormone (1-34), or PTH, which has been approved in the United States in injectable form for over a decade.

 Our lead oral PTH product candidates are EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. In both of these indications, the leading products are daily injectable formulations of PTH. In total, more than 180 healthy volunteers and patients, have received multiple doses of various formulations of our oral PTH (1-34).

Osteoporosis is a systemic skeletal disease characterized by low bone mass, deterioration of bone tissue and increased bone fragility and susceptibility to fracture. Forteo® is a once-daily subcutaneous injectable form of PTH (1-34), marketed by Eli Lilly and Company (“Eli Lilly”), that was approved in 2002 for the treatment of osteoporosis in the United States and is widely considered one of the most effective treatments due to its ability to build bone. Because our product candidate EB613 is delivered orally, we believe it will reduce the treatment and cost burden on patients and lead to significantly higher patient and physician acceptance compared to an injectable form of PTH. Between 2013 and 2015, we conducted a Phase 1b, open label, crossover design, pharmacokinetic or PK study, with nine to ten healthy male volunteers in three cohorts that received either 20 microgram Forteo injections, or EB613. The pharmacokinetic profile of EB613 was characterized by rapid absorption and disappearance rates, resulting in a short pharmacokinetic exposure to the drug (see graph below).

Pharmacokinetic profiles following the administration of an oral formulation of PTH (1-34) versus Forteo ®
injections. Each data point represents the mean of observations in nine to ten volunteers.

With our current formulation of oral EB613, the total systemic exposure as measured by the area under the curve, or AUC, of 188pgm*hr/ml following the administration of oral EB613 was similar to the AUC of the Forteo injection of 182 pgm*hr/ml, while the maximal plasma concentrations, also known as Cmax, of the oral EB613 formulation was approximately two-fold higher than the Cmax of the injection. In addition, the duration of the exposure above the upper limit of the reference range of endogenous parathyroid hormone, (equivalent to ≥28 pg/mL PTH(1-34), if adjusted on a molar basis), was approximately one hour or two-fold less following the administration of oral EB613 in comparison to more than two hours for subjects receiving Forteo . Lower exposure to the drug is believed to be preferable as extended exposure above the upper limit of the reference range may lead to an increased incidence of hypercalcemia, an undesired side effect, observed in some patients treated with subcutaneous injections of Forteo. As a result, the sharper and shorter duration of exposure, may be preferable for the treatment of osteoporosis.

In an additional treatment arm of the above study, a lower dose was used to achieve a Cmax similar to the Cmax following a Forteo injection with a lower AUC. Each data point below represents the mean of observations in nine to ten volunteers. The activation of the various biological pathways is believed to be triggered by PTH levels above a specific threshold. It is possible that a similar Cmax associated with a lower AUC and shorter exposure time may not only be sufficient to activate the anabolic pathways, but may also reduce the risk of hypercalcemia adverse events.

Pharmacokinetic profiles following the administration of an oral formulation of PTH (1-34) versus commercial
Forteo® injection in Phase 1b. Each data point represents the mean of observations in nine to ten volunteers.

Based on our Phase 1 studies, and our ongoing Phase 2 dose-ranging trial, EB613 appears to be safe and well tolerated with no drug-related adverse events reported. In a single volunteer, two mild unrelated adverse events (cough and dyspepsia) were reported one day after the oral drug administration. In contrast, three cases of transient increases in serum calcium above the upper limit of normal, and a single case of vomiting, were observed following injections of Forteo.

Based on changes in general guidance issued by the FDA in 2018 and the similarity of our product’s PK profile to that of Forteo, we requested and held a pre-IND meeting with the FDA to discuss our development plan of our oral PTH candidate, EB613, for the treatment of osteoporosis. In addition to discussing various aspects of the nonclinical and clinical development plan, the meeting focused on the use of the 505(b)(2) regulatory pathway and the use of bone mineral density, or BMD, rather than fracture incidence as the primary endpoint to support an NDA. Based on the FDA’s response, we believe that we may be able to use BMD as the primary efficacy endpoint for a Phase 3 trial and that a fracture endpoint trial will not be required.

In July 2019, we initiated a dose ranging Phase 2 multi-center trial in approximately 160 postmenopausal women with osteoporosis, or low BMD. Following the analysis of the data from this study, we intend to design and execute Phase 3 pivotal trial(s) in approximately 600-700 osteoporosis patients. We believe that the study design to achieve the BMD endpoint of the alternative pathway, as discussed with the FDA, will have a much smaller number of patients and will be significantly shorter in duration than a pathway that utilizes a placebo-controlled bone fracture endpoint. Based on directives from the Israeli Ministry of Health and our affiliated medical institutions implemented in March 2020 due to COVID-19, we have temporarily suspended enrollment of new patients in our ongoing Phase 2 clinical trial. At this time, we have 97 patients currently enrolled in this trial. As of March 23, 2020, we are continuing to collect patient data from the currently enrolled patients in this trial through various monitoring means established by the regulatory authorities.

Hypoparathyroidism is a rare condition in which the body fails to produce sufficient amounts of PTH or the PTH produced lacks biologic activity. Historically, the treatments for hypoparathyroidism have been calcium supplements, active vitamin D analogs (calcitriol or similar drugs) and occasionally phosphate binders, the chronic use of which results in serious side effects with significant costs to patients and the healthcare system. A once-daily injectable form of PTH (1-84), or Natpara, has been approved for the treatment of hypoparathyroidism. Our lead product candidate for hypoparathyroidism, EB612, is also delivered orally and can be administered in customized doses several times a day. Studies performed by researchers at the NIH have shown that dosing PTH multiple times per day significantly increases the efficacy of therapy and may be more effective for treating hypoparathyroidism. These studies found that the total daily PTH dose required to maintain serum calcium in the normal or near-normal range was reduced by 50% with twice-daily PTH (1-34) and also demonstrated that twice-daily dosing achieved better control over serum calcium and urinary calcium excretion as compared to once-daily dosing. In addition, we believe patients generally prefer orally-administered drugs. For these reasons, we believe EB612 dosed two or more times during the day may be clinically superior to existing daily therapy and has the potential to become the standard of care, if approved, for hypoparathyroidism.

In 2015, we successfully completed a Phase 2a trial for EB612. Although our Phase 2a trial involved a smaller number of patients, was conducted for a shorter duration and did not include an initial dose optimization period in comparison to the design of the pivotal trial used for regulatory approval of Natpara (the REPLACE trial), our Phase 2a trial showed the potential for similar efficacy. In the third quarter of 2019, we reported the results of a Phase 2 clinical trial that included one day of dosing with EB612 to evaluate the pharmacokinetic/pharmacodynamics, or PK/PD, profile of various EB612 dose regimens compared with Natpara. The results from this study demonstrated that EB612 was effectively delivered into the blood stream and activated PTH-dependent biological pathways that are inadequately activated in patients with hypoparathyroidism. In addition, the various dosing regimens demonstrated positive impacts on serum calcium, urine calcium and serum phosphate levels. No serious adverse events were reported. We believe this Phase 2 trial will help determine the design of a definitive long-term Phase 3 trial of EB612 in patients with hypoparathyroidism in which the dose frequency would be titrated to control hypocalcemia, normalize serum phosphate and reduce renal calcium excretion.

In the future, after the completion of additional formulation and development activities  and subject to available funds, we expect to initiate a multi-site Phase 2b/3 clinical trial of EB612 for the treatment of hypoparathyroidism, which will further evaluate the dosage, effectiveness and safety profile of EB612 in an expanded population of patients with hypoparathyroidism. We expect that this Phase 2b/3 trial, when initiated, will be designed to replicate the REPLACE trial in many aspects and to achieve a significant reduction in urinary calcium. The phase 2b/3 clinical trial of EB612 in hypoparathyroidism may potentially support a submission for regulatory approval of EB612, if successful.

In addition to the utilization of our technology to develop our own internal drug candidates, we intend to use our technology as a platform for the oral delivery of other novel protein and large molecule therapeutics. Our proprietary technology has potential advantages over alternative delivery options, and may enable us to create a potential pipeline of products across a range of therapeutic indications. We have generated data on a number of additional proteins and peptides in molecules as large as 150 kDa, and may develop these candidates further internally, or explore potential research collaborations to advance these therapies through clinical development and generate funding.

In December 2018, we entered into a research collaboration and license agreement with Amgen, Inc, or Amgen. Under the agreement, the parties will collaborate on the development and discovery of clinical candidates in the field of inflammatory disease and other serious illnesses. Specifically, we and Amgen will use our proprietary drug delivery platform to help Amgen develop oral formulations for up to three large molecule drug candidates within Amgen’s pipeline. Further, under the terms of the agreement, we will conduct preclinical development activities, at Amgen’s expense and Amgen will be responsible for research, clinical development, manufacturing and commercialization of any of the resulting programs, at its expense. We will be eligible to receive from Amgen aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones, or Amgen’s exercise of options to select an additional program to include in the collaboration, as well as tiered royalty payments ranging from the low to mid-single digits based on the level of Amgen’s net sales of any applicable products, if approved. We will retain all intellectual property rights to our drug delivery technology, which under this collaboration will be licensed to Amgen exclusively for Amgen’s nominated drug targets. Amgen will retain all rights to its large molecules and any subsequent improvements.

Our Pipeline

Drug development has shifted towards the use of biologics such as peptides, proteins and other large molecules for the treatment of various diseases including orphan indications. For example, approximately 30% of the drugs approved by the FDA between 2015 and 2018 were biologics. Currently, most large molecule therapeutics can only be delivered via injections and other non-oral pathways because oral administration typically leads to poor absorption into the blood stream as well as enzymatic degradation within the gastrointestinal tract. Oral drug delivery has the potential to reduce the treatment burden on patients relative to injectable drugs and may provide significantly more flexibility, both in size and number of doses per day, than injectable drugs. Our proprietary oral drug delivery technology is designed to address the issues of poor absorption, high variability, and difficulties delivering such large molecules to the targeted location in the body by utilizing a combination of a synthetic absorption enhancer, to facilitate the enhanced absorption of large molecules, and protease inhibitors to prevent enzymatic degradation.

We have initially focused on the development of products which are based on previously approved therapeutic agents. We believe this will allow us to more efficiently and predictably advance product candidates through the development cycle based on well-defined clinical and regulatory pathways. We have conducted initial feasibility studies with a number of candidates, including human growth hormone, or HGH, among others, and intend, subject to the availability of resources, to commence preclinical and clinical development for our next, non-PTH product candidate in the future.

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

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics in indications with significant unmet medical needs. The key elements of our strategy to achieve this goal are to:

•
Advance EB613 into a Phase 3 clinical trial for the treatment of osteoporosis: We are currently conducting a dose ranging Phase 2 clinical trial of EB613 for the treatment of osteoporosis. Based on FDA guidance received at our pre-IND meeting in November 2018, we intend to further develop EB613 and conduct the required non-clinical and clinical trials in order to attain regulatory approval. We intend to conduct a single Phase 3, multicenter trial with a BMD endpoint comparing Oral PTH with Forteo over a 12-month treatment period. We believe this Phase 3 trial could be initiated as early as 2021 or 2022, based on a successful outcome of the Phase 2 trial, pending the determination of the impact of COVID-19 on our clinical trial enrollment, on our ability to collect sufficient data to proceed with a Phase 3 clinical trial and on the design of any such Phase 3 clinical trial, as well as on whether we will have adequate financial resources.

•
Advance EB612 through clinical development for the treatment of hypoparathyroidism: To date we have completed two Phase 2 clinical trials of EB612 for the treatment of hypoparathyroidism. We reported positive results from the first trial in the third quarter of 2015, and then conducted a Phase 2PK/PD trial in 2019 to evaluate the profile of various EB612 dose regimens. After the completion of additional formulation and development activities to determine our final formulations, and subject to available funds, we expect to initiate a Phase 2b/3 clinical trial of EB612 for the treatment of hypoparathyroidism. The FDA and the EMA have granted EB612 orphan drug designation for the treatment of hypoparathyroidism.

•
Leverage our expertise in the oral delivery of PTH to develop product candidates in additional indications: In the future, we may conduct exploratory Phase 2 studies for the use of our oral PTH candidates in additional indications in which the anabolic effects of pulsatile PTH to stimulate bone formation may play a key pharmacologic role, including in delayed union of fractures, an indication within the field of bone healing after a fracture. We plan to use EB613, or a further modified formulation, if studies suggest we could achieve a PK profile that is more efficacious, for these indications.

•
Identify and develop products based on FDA-approved injectable large molecule therapeutics: We intend to leverage our technology platform by applying it to the development of known large molecule therapeutics and believe we can reduce the development and regulatory risks by working on FDA-approved large molecule therapeutic agents with known mechanisms of action. We believe this will allow us to advance our product candidates efficiently and predictably through the development cycle thereby offering us the option to either develop these products on our own or to collaborate with the innovator companies.

•
Develop more effective novel large molecule therapeutics through collaborations and partnerships with other biotechnology or pharmaceutical companies: Oral drug delivery lowers the treatment burden on patients relative to injectable drugs, leading to higher patient and physician acceptance and compliance, and at a lower cost to patients. However, certain peptides, proteins and other large molecule therapeutics can currently only be delivered via injections and other non-oral pathways because oral administration leads to negligible absorption into the blood stream as well as enzymatic degradation within the gastrointestinal tract. Our technology is designed to overcome both of these issues by enabling enhanced systemic absorption of large molecules and slowing their enzymatic degradation while in the gastrointestinal tract. For example, in December 2018, we entered into a research collaboration and license agreement with Amgen and we intend to explore additional collaborations to further validate our technology and potentially generate value through funding from such collaborations. COVID-19 may impact our ability to conduct research and development activities or to develop data that may lead to potential future collaborations (see “Risk Factors—The outbreak of COVID-19 in the United States, Israel and elsewhere has created significant business disruptions and will adversely affect our business”).

•
Establish global and regional commercial partnerships, or selectively develop commercial capabilities for our lead oral PTH product candidates: For our oral PTH product candidates that target orphan indications, we may determine to retain commercialization rights within key territories, including the United States, because of the ability to commercialize efficiently with a small sales force or other contract selling organizations. For product candidates that target indications with larger patient populations such as Osteoporosis, we may choose to partner with larger biopharmaceutical companies ahead of late stage development and commercialization, or to license our technology to third parties for their additional indications, pending our Phase 2 trial results and the potential impact of COVID-19 on those results or on our discussions with potential collaboration or other business partners. We are building a corporate and business development capability to determine the appropriate development and commercial strategies for our current and future product candidates.

Our Technology

We are focused on the development and commercialization of product candidates that leverage our proprietary technology for the oral delivery of large molecule therapeutics. In recent years, drug development has shifted towards the use of peptides, proteins and other large molecules for the treatment of various diseases. By lowering the treatment burden on patients, oral drug delivery leads to higher patient and physician acceptance. In addition, oral drug delivery provides significantly more flexibility, both in size of dose and number of doses per day, than injectable drugs, which are frequently administered by preset injection pen and only once per day. Oral tablets are also less costly to manufacture than injectable biologics, which we expect will lower the cost of our therapies to patients, thereby expanding access to a greater population of patients who can afford these therapies.

Currently, peptides, proteins and other large molecule therapeutics are typically delivered via injections and other non-oral pathways because oral administration leads to poor absorption into the blood stream (bioavailability) due to enzymatic degradation within the gastrointestinal tract and poor permeability though the intestinal wall. Most oral drug delivery technologies attempting to overcome this hurdle only manage to attain very low bioavailability (less than 1%), which generally results in high variability of dose exposure, both between patients and within the same patient at different times of administration. These variability issues are due to the fact that small changes in the level of absorption lead to significant changes in the bioavailability. As a result, absorption variability generally decreases as drug bioavailability increases.

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

In order for large molecule therapeutics to benefit from the use of our oral delivery technology, they must demonstrate a number of specific characteristics, including:

•	having the appropriate size, as measured by molecular weight, and other chemical/physical characteristics;

•	having a mechanism of action that favors delivery through the gastrointestinal tract rather than through injections, and;

•	having a dosing schedule that requires dosing one or more times per day for at least three months.

Based on these criteria, we chose to focus initially on product candidates related to oral delivery of PTH molecules, which have the potential for therapeutic use in a number of indications including hypoparathyroidism, osteoporosis and non-union fractures. We have also explored the use of our technology in other molecules such as HGH and a number of other macromolecules, up to approximately 150kDa in size.

Based on the strength of our technology platform, in December 2018, we entered into a research collaboration and license agreement with Amgen, under which, the parties will collaborate for the development and discovery of up to three clinical candidates in the field of inflammatory disease and other serious illnesses. We will retain all intellectual property rights to our drug delivery technology, which under this collaboration will be licensed to Amgen, exclusively for Amgen’s nominated drug targets. Amgen will retain all rights to its certain large molecules and any subsequent improvements.

Our Product Candidates

The following table summarizes important information about each of our current oral PTH product candidates, including their indications and their current stage of development. We have not out-licensed any intellectual property rights to our oral PTH product candidates listed below, and, therefore, have retained the ability to pursue their worldwide commercialization, or potential commercial partnerships.

Program	Indication	Description	Stage of Development	Status

EB613	Osteoporosis	Oral PTH (1-34)	Phase 2	Pre-IND meeting conducted in Q4 2018 Phase 2 dose ranging clinical trial initiated in 2019 Phase 3 initiation expected in 2021 or 2022.
EB612	Hypoparathyroidism	Oral PTH (1-34)	Phase 2
Phase 2a successfully completed (results reported 2015)

Phase 2b PK/PD clinical trial head to head with Natpara in hypoparathyroid patients results reported in Q3 2019

Final formulation(s) to be selected in 2020

Oral PTH Therapeutics

PTH is a hormone that regulates the levels of calcium and phosphorus in the blood. The naturally occurring form of PTH that is found in the human body is composed of 84 amino acids, although only the first 34 amino acids are believed to be responsible for its biological effects. A recombinant injectable form of PTH that is comprised of only the first 34 amino acids, or PTH (1-34), is used as a treatment for a number of indications, including hypoparathyroidism, osteoporosis and non-union fractures. A subcutaneous injectable form of human PTH (1-34), marketed under the name Forteo®, has been approved in the United States since 2002 and has been used by more than one million patients for the treatment of osteoporosis. An injectable form of full length human PTH (1-84), marketed under the name Natpara®, has also been approved for the treatment of hypoparathyroidism. We are developing multiple oral PTH (1-34) tablet candidates that can be used for a number of proposed indications. We believe that our oral PTH product candidates, EB613 and EB612, if approved, have the potential to become the standard of care for patients with osteoporosis, hypoparathyroidism and non-union fractures.

PTH regulates calcium and phosphate homeostasis and bone metabolism in the body. In normal healthy individuals, PTH is generally produced at very low basal levels that produce a blood concentration of 15 - 25 pg/mL. On top of the basal PTH levels, there are physiological pulses two to three times per day that result in transient increases in PTH levels reaching up to 65 pg/mL. The changes in PTH secretion are in response to ionized calcium concentration in blood plasma that result from the entry of calcium from nutrients in the intestine and resorption of calcium from bone. The pulses help encourage bone turnover through activation of both osteoblasts and osteoclasts, the two main types of cells that are responsible for the process through which bones are remodeled. In the absence of adequate parathyroid function producing these pulses in response to decreasing blood calcium, it is difficult for the body to regulate normal homeostatic processes.

EB613 for Osteoporosis

Osteoporosis

We are developing an oral PTH program, EB613, for the treatment of osteoporosis. Osteoporosis is a systemic skeletal disease characterized by low bone mass, deterioration of the microarchitecture of bone tissue and increased bone fragility and susceptibility to fracture. It most commonly affects older populations, primarily postmenopausal women. All bones are subject to an ongoing process of formation and degradation, whereby bone tissue is removed from the skeleton and new bone tissue is formed. Two main types of cells are responsible for this process: osteoclasts, which break down bone tissue, and osteoblasts, which secrete new bone tissue. In healthy individuals, bone resorption is matched by new bone formation. Osteoporosis develops as the delicate balance between bone resorption by osteoclasts and bone formation by osteoblasts is not maintained, and not enough bone tissue is formed, leading to frail and fracture-prone bones. Moreover, in many types of osteoporosis, the overall rate of bone turnover is accelerated, increasing the rate of bone loss. These weak and brittle bones become susceptible to fractures caused by fall, mild stress or even a cough, that would cause no harm to normal bones. The complications of fractures and treatment in frail elderly individuals can even be fatal (for example, due to pulmonary embolism, pneumonia or urosepsis).

Osteoporosis often leads to loss of mobility, admission to nursing homes and dependence on caregivers resulting in substantial costs to the healthcare system. The prevalence of osteoporosis is growing due to the aging of populations in developed countries, and, according to the National Osteoporosis Foundation, or NOF, is significantly under-recognized and under-treated. While the aging of the population is a primary driver of an increase in prevalence, osteoporosis is also increasing from the use of drugs that induce bone loss, such as chronic use of glucocorticoids and aromatase inhibitors that are increasingly used for breast cancer and the hormone deprivation therapies used for prostate cancer.

Market opportunity

The NOF has estimated that over 50 million people in the United States already have osteoporosis or have low bone mass placing them at increased risk for osteoporosis. In addition, the NOF has estimated that osteoporosis is responsible for more than two million fractures in the United States each year resulting in an estimated $19 billion in costs annually. The NOF expects that the number of fractures in the United States due to osteoporosis will rise to three million by 2025, resulting in an estimated $25.3 billion in costs each year. Worldwide, osteoporosis affects an estimated 200 million women according to the International Osteoporosis Foundation, or IOF, and causes more than 8.9 million fractures annually, which is equivalent to an osteoporotic fracture occurring approximately every three seconds. The IOF has estimated that 1.6 million hip fractures occur worldwide each year, and by 2050 this number could reach between 4.5 million and 6.3 million. The IOF estimates that in Europe alone, the annual cost of osteoporotic fractures could surpass €76 billion by 2050.

Limitations of current treatments for osteoporosis

The goal of pharmacological treatment of osteoporosis is to maintain or increase bone strength, to prevent factures and to minimize osteoporosis-related morbidity and mortality caused by fractures throughout the patient’s life. Current treatments for osteoporosis generally fall into two categories: antiresorptive medications that prevent bone loss but do not restore normal bone mass and anabolic medications that increase the rate of bone formation, and at least in part, restore lost bone. The global osteoporosis drug market was dominated for many years by bisphosphonates that inhibit bone resorption, although bisphosphonates’ market share in the United States has declined over recent years due to fear of the occurrence of rare but potentially serious side effects. In addition, anabolic drugs like Forteo (human PTH (1-34)), and the most recent new drug abaloparatide (Tymlos ®) which is a synthetic PTH receptor agonist, have become more frequently used. Both anabolic drugs require subcutaneous injection and are used for limited 1 to 2 year periods, followed by transition to an antiresorptive drug.  More recently, the market has seen the introduction of newly developed pharmacological treatments that also inhibit bone resorption, including the RANK-ligand inhibitor denosumab (Prolia ®).

The primary current treatments for osteoporosis are summarized in the table below:

Class of Drug	Name (Producer)	Method of Action	Known Side Effects	2019 Branded Sales (in millions)
Injectable PTH	Forteo (Eli Lilly)	Increases bone mineral density by increasing bone formation.	Decrease in blood pressure, increase in serum calcium in the blood; nausea, joint aches, pain, leg cramps, injection site reactions	$1,404
Monoclonal antibody	Prolia (Amgen)	Blocks bone resorption by osteoclasts by binding RANK-L a protein that is essential to activate osteoclasts	Hypocalcemia, serious infections, dermatologic adverse reactions, osteonecrosis of the jaw, atypical femoral fractures, back pain, pain in extremity, musculoskeletal pain, hypercholesterolemia, and cystitis	$2,672
Injectable abaloparatide	Tymlos (Radius Health)	Similar to PTH, binds to PTH receptors and results in bone formation and increased bone mineral density	Osteosarcoma, orthostatic hypotension, hypercalcemia, hypercalciuria, dizziness, nausea, headache, palpitations, fatigue, upper abdominal pain and vertigo	$172
Bisphosphonate	Fosamax (Merck) Actonel, Boniva, Zometa (IV) (Novartis)	Prevent bone loss by inhibiting osteoclasts. Effects reversible at low doses but high intravenous causes apoptosis.	Irritation of the gastrointestinal mucosa, hypocalcemia, severe musculoskeletal pain, osteonecrosis of the jaw, atypical femoral fractures	N/A (Generic)

In osteoporosis patients, who have normal basal levels of PTH, therapeutic administration of PTH initially activates osteoblasts, but eventually activates osteoclasts after several months of treatment. While both types of cells are activated when PTH is administered, osteoblasts are activated to a greater extent, increasing net bone formation and bone mass. Injectable PTH (1-34), in the form of Eli Lilly’s Forteo, is therefore one of the most effective osteoporosis medications on the market today and demonstrably more efficacious in reducing the risk of spine fractures than bisphosphonates. However, there have not been adequate head-to-head comparisons on the risk of non-vertebral fracture risk. Forteo is particularly advantageous in glucocorticoid-induced osteoporosis produced by drugs like prednisone. A study published in the New England Journal of Medicine found that over a period of 18 months bone mineral density in the lumbar spine in a group of patients with glucocorticoid-induced osteoporosis treated with Forteo increased twice as much as that in the group treated with a bisphosphonate.

Unlike our oral delivery system, Forteo is administered by subcutaneous injection, which has significant drawbacks. Patients may reject this treatment due to the discomfort and local irritation associated with a daily injectable regimen. Additionally, subcutaneous injection of Forteo has been shown to induce antibodies to the drug in approximately 3% of the patient population. We believe an oral form of PTH (1-34) would significantly improve patient and physician acceptance. Eli Lilly has evaluated several collaborations with developers of alternative transdermal delivery systems, including a micro needle patch system and a nasal delivery system, none of which were successful. While a patch technology may reduce the discomfort associated with an injection, we believe patients will prefer an oral form of PTH (1-34) over a patch form of delivery. In addition, several pharmaceutical companies have previously attempted to develop an orally administered form of PTH, although none have been successful to date due to issues including variability and low bioavailability.

Other oral delivery technologies for the treatment of osteoporosis

We believe that our oral delivery technology is superior to other oral peptide delivery technologies that were and still may be in development for osteoporosis patients. The table below presents a comparison and integration of available clinical trial results to date:

Company/Technology	Molecule	API MW (g/mole)	Bioavailability (F)
Entera Bio	PTH (1-34)	4118	1.5%
Novartis/Emisphere (Eligen - CNAC) (1)	PTH (1-34)	4118	0.2 - 0.5%
Enteris Biopharma - Unigen (Peptelligence) (2)	PTH (1-31)	3719	0.52%
Multiple manufacturers(3)	Desmopressin	1069	0.16%
Chiasma (TPE)(4)	Octreotide	1019 (Cyclic peptide)	0.67%
Proxima Concepts (AXCESS)(5)	Insulin	5733	0.7%

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

Preclinical and Clinical Development of EB613

In preclinical and  Phase 1 clinical development in which more than 70 healthy volunteers participated, EB613 exhibited no serious drug related adverse events and displayed compelling PK and PD properties, in particular compared to the published data from Forteo. In total, subjects received more than 350 administrations of various doses and formulations of oral PTH.  The Phase 1 studies with EB613 took place over a 6 year period and, at each and every visit, vital signs and blood samples were taken over an 8 hour period post administration of drug. In the totality of these administrations there were less than 3% transient mild to moderate drug-related adverse events. These adverse events were expected and typical for PTH administration and usually occur at an equal or higher rate in the clinical trials performed with Forteo (injectable PTH 1-34). Typical adverse events for PTH treatment in our Phase 1b study included: mild hypercalcemia, tachycardia and headache. Other adverse events observed were typical of those observed in the placebo group of our study and other clinical trials, which include anemia, musculoskeletal and connective tissue event of knee cramps, nausea, muscle aches, and dizziness.

Phase 1a Clinical Trial

Following proof-of-concept and safety studies in various animal models, we conducted a Phase 1a clinical trial with our initial formulations to assess the safety and pharmacokinetic profile of our oral PTH formulations. This trial began in August 2011 and was completed in early 2013 as multiple formulations of oral PTH (1-34) were tested.

The clinical trial was designed as a three-stage trial in 42 healthy volunteers. The first stage, in which 24 healthy volunteers participated, was blinded and placebo-controlled for the study drug and placebo, and open label for subcutaneous injection of Forteo. In the second, dose-escalation stage, six new volunteers were administered different formulations with modifications in PTH dose and ratios of PTH to excipients, with doses up to 1.5 mg. The various formulations evaluated throughout the clinical trial were all based on the same components and within a predefined range. In the third stage, the best formulation of our oral PTH, selected based on data from the second stage, was compared to placebo and subcutaneous injection of Forteo in 12 healthy volunteers. The primary endpoint of the clinical trial was safety. Bioavailability was also evaluated, and in the second and third stages PK and PD data were also collected. In typical Phase 1 clinical trials, one formulation is tested for safety and, in certain cases, PK and PD profile. Therefore, we believe the results from our Phase 1a clinical trial effectively represent the equivalent of nine separate Phase 1 clinical trials. By combining these nine clinical trials into one protocol, we were able to achieve significant economies of scale and time.

Phase 1b Clinical Trial

In order to continually improve our formulations and evaluate different manufacturing technologies, between 2014 and 2017 we conducted an extended Phase 1b clinical trial that was designed to emulate multiple Phase 1b clinical trials. In this trial, we evaluated different production methods, and multiple formulations and administration regimens of our oral PTH formulations for safety, bioavailability, PK and PD data. This open-label clinical trial was designed to compare our various oral PTH formulations to injectable Forteo in 30 healthy male volunteers. In this trial, each subject was administered a 20 µg dose of subcutaneous injectable Forteo during the first visit to establish a baseline for comparison.

Subsequently, different formulations of our oral PTH were administered during eight to 14 successive visits, each separated by at least a 48-hour washout period. The different formulations include various PTH doses (0.5mg - 3.0mg) and ratios of PTH to excipients, as well as changes in production method and administration parameters. The primary purpose of this clinical trial was to allow us to test a variety of manufacturing technologies. As a result of this clinical trial we have been able to further optimize the formulation and achieve an increased bioavailability and reduced variability. The optimized formulation and the various formulations evaluated throughout the clinical trial were all based on the same components and within a predefined range.

Low inter-patient variability observed in EB612 Phase 1b [x patients x dose]

EB612 Oral PTH (1-34)
Injectable PTH (1-34)
Concentration (pg/ml)
500
400
300
200
100
0
0
100
200
300
Time (Minutes)

Formulation	Participants	Cmax (pg/ml)	Tmax (min)	Coefficient of Variation (%)
EB612 Oral PTH	10	235.6 ± 36	16.5 ± 1.2	48
Injectable PTH	10	184.2 ± 26	16 ± 1.8	45

The PK and PD data indicated that our oral PTH formulations can successfully mimic injectable Forteo’s peak serum concentration levels, or Cmax, after a single dose, as well as time to maximal concentration, or Tmax. The PK profile of the absorbed PTH (1-34) was characterized by a sharp increase in concentration, forming a peak concentration within 60 minutes post-drug administration, followed by a rapid decrease, which leads to the anabolic, or bone-building effect of PTH. In the optimized formulations of oral PTH the average Cmax achieved by our oral PTH formulation was similar to the Cmax following injectable Forteo or greater. There was a significant inter-patient and intra-patient variability, which is believed to be associated with the variability of the gastric state of the volunteers on various treatment visit days and with some of the early formulations used in the trial. However, in later visits of the clinical trial we were able to decrease the variability through optimization of our formulation.

Analysis of the PD profile of our oral PTH formulation indicated that a biomarker of PTH activity, cyclic AMP, was activated in a similar manner to that of injectable Forteo. Furthermore, analysis of serum calcium indicated that an increase can be obtained by a single dose of our oral PTH formulation as indicated in the graph below:

Change in serum concentrations of albumin corrected calcium (green line) and the plasma concentrations of PTH (1-34)
(blue line) following the administration of oral PTH (1-34) (0.75mg) in ten healthy volunteers.

Plasma PTH(1-34) concentration
Change in albumin corrected serum Calcium
PTH (1-34) plasma concentration (pg/ml)
Change in serum Calcium (mg/dL)
Time (minutes)
0
50
100
150
200
250
300
350
160
140
120
100
80
60
40
20
0
0.4
0.3
0.2
0.1
0.0
-0.1
-0.2

These indicate that our oral PTH formulation reaches the circulation, remains intact and has biological potency similar to that observed with injectable Forteo. At present, we estimate that there are at least four million patient years’ experience with injectable Forteo. We believe that reaching a similar peak plasma concentration and PD profile as Forteo significantly decreases the risk that our oral PTH formulation will not have the desired clinical effect.

The graph below shows a linear dose/response relationship of oral PTH. An increase in absorption variability was observed with the dose increase in Phase 1 studies.

Optimization of the oral PTH product
PTH(1-34) maximal plasma concentration (pg/ml) - Bars
Coefficient of variation of the maximal plasma concentrations of different subjects (%) - Line
500
450
400
350
300
250
200
150
100
50
0
140
120
100
80
60
40
20
0
Formulation 1
Formulation 2
Formulation 3

EB613: Favorable Pharmacodynamic Profile

Cyclic AMP, or cAMP, is a known indicator of PTH activity. It is part of the signaling pathway activated by the PTH binding to its cellular receptors. cAMP can be measured in the plasma and used as a biological marker of PTH activity. The graph below shows a similar activation profile following dosing of both commercial Forteo and EB613.

Activation of the cAMP Pathway
Plasma cAMP nMol/L
14
13
12
11
10
9
8
7
6
0
50
100
150
200
250
300
minutes
Forteo
EB613

In addition, the graph below shows the PK profile of injectable Forteo, EB613 and placebo from our Phase 1 clinical trial. Both the injectable Forteo and our oral PTH formulation have a rapid increase in plasma concentrations followed by a fast elimination phase. This is significant in attaining the desired anabolic effect by transiently activating the biological pathways. Furthermore, because the PK profile of our oral PTH is sharper than the injection (a more rapid return to baseline) it may result in a greater anabolic effect as it is believed that the prolonged increase in PTH levels may reduce the desired anabolic effect. Based on the data we have generated to date, we believe that EB613 produces a blood level profile similar to Forteo (teriparatide), which was approved by the FDA in 2002 for the treatment of osteoporosis in men and postmenopausal women who are at high risk for fractures.

Average PTH (1-34) n=12
PTH (1- 34) pg/ml
200
150
100
50
0
0
30
60
90
120
150
180
210
240
270
300
Time (Min.)
SC PTH
placebo
Oral PTH

Ongoing Phase 2 Trial and Planned Clinical Development

In November 2018, we held a pre-IND meeting with the FDA to discuss our development plan for oral PTH for the treatment of osteoporosis. In addition to discussing various aspects of the nonclinical and clinical development plan, the meeting focused on the potential use of the 505b(2) regulatory pathway and the use of BMD, rather than fracture incidence as the primary endpoint to support a BLA. Following the FDA’s feedback, we initiated a Phase 2 multi-center dose-ranging trial of EB613 in approximately 160 osteoporosis patients, at four leading osteoporosis centers in Israel. This trial, which was initiated in July 2019 and includes a treatment period of six months, is being conducted to evaluate both the safety of EB613 and to identify the optimal dose that we will select to advance into a single Phase 3 pivotal trial. In this trial, we are evaluating, multiple bone markers, such as P1NP – a bone formation marker, CTX – a bone resorption marker, BMD, and various additional safety endpoints.  As of March 16, 2020, we have enrolled approximately 60% of the patients in the Phase 2 trial of EB613, and to date, there have no drug related serious adverse events reported. Based on directives from the Israeli Ministry of Health and our affiliated medical institutions implemented in March 2020 due to COVID-19, we have temporarily suspended enrollment of new patients in our ongoing Phase 2 clinical trial. At this time, we have 97 patients currently enrolled in this trial. As of March 23, 2020, we are continuing to collect patient data from the currently enrolled patients in this trial through various monitoring means established by the regulatory authorities.

In parallel, we are conducting several nonclinical safety assessment studies to support our regulatory filings, including a planned IND in 2020, with the FDA to facilitate various IND-opening trials, and subsequently, to enable the start of a single Phase 3 clinical trial in 2021 or 2022 using sites in the United States, Israel and other territories, subject to positive data from our ongoing Phase 2 trial of EB613, pending the determination of the impact of COVID-19 on our clinical trial enrollment, on our ability to collect sufficient data to proceed with a Phase 3 clinical trial and on the design of any such Phase 3 clinical trial. If further governmental actions are taken in Israel, we may not be able to collect further data on our enrolled patients, or may not be able to restart enrollment of the Phase 2 trial. While we believe the existing enrolled patient population may allow us to proceed directly to a Phase 3 study, we will need to confirm these expectations about our future clinical trials with the FDA. For further information on the potential impact of COVID-19, see “Risk Factors—The outbreak of COVID-19 in the United States, Israel and elsewhere has created significant business disruptions and will adversely affect our business.”

Developers of osteoporosis drugs that contain new chemical entities are required to conduct extensive clinical studies that employ an endpoint which measures the reduction in fractures. These trials often require thousands of patients over a multi-year period, and typically cost hundreds of millions of dollars. However, once fracture risk reduction has been demonstrated, the FDA and other regulatory agencies have allowed new formulations or treatment regimens of the same active ingredient to be approved using BMD as the primary efficacy endpoint under the 505(b)(2) regulatory pathway in the United States or the comparable regulation in other countries. Based on the FDA’s response in the November 2018 meeting, we believe that in our planned Phase 3 trial, BMD may be used as the primary efficacy endpoint and that a fracture endpoint trial will not be required.

EB612 for Hypoparathyroidism

Hypoparathyroidism

Our lead product candidate for hypoparathyroidism, EB612, is an oral formulation of PTH (1-34). We believe that EB612, if approved, has the potential to become the standard of care for hypoparathyroidism. Hypoparathyroidism is a rare condition in which the parathyroid glands fail to produce sufficient amounts of PTH. In addition, there are rare genetic diseases where mutations in the PTH gene results in PTH that lacks biologic activity. Individuals with a deficiency of parathyroid hormone may exhibit hypocalcemia and hyperphosphatemia. Hypocalcemia can cause one or more of a variety of symptoms, including weakness, muscle cramps, excessive nervousness, headaches and uncontrollable twitching and cramping spasms of muscles such as those of the hands, feet, arms, legs and face, which is known as tetany. Numbness and tingling around the mouth and in the fingers and toes can also occur. Acute hypocalcemia can result in cardiac failure, failure of nervous system functions and death. Hyperphosphatemia can result in soft tissue calcium deposition, which may lead to severe issues, including damage to the circulatory and central nervous systems. The most common cause of hypoparathyroidism is damage to, or removal of, the parathyroid glands due to surgery for another condition. Hypoparathyroidism can also be caused by an autoimmune process idiopathic reasons or occur in association with a number of different underlying disorders. In rare cases, hypoparathyroidism may occur as a genetic disorder where mutations in the PTH gene results in the production of PTH that lacks biologic activity.

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

Until recently, hypoparathyroidism was the only hormonal insufficiency state that did not have an approved hormone replacement therapy. Natpara, which is administered once daily with a pre-set injection pen, was approved by the FDA in January 2015 and launched commercially in the United States later that year. Natpara was originally developed by NPS Pharmaceuticals, Inc., which was acquired by Shire plc in 2015 and is now a part of Takeda Pharmaceuticals through its 2019 acquisition of Shire. Natpara is a recombinant form of human PTH (1-84) that was developed as an injectable hormone replacement therapy for the underlying cause of hypoparathyroidism, which is a lack of PTH. In the FDA’s advisory committee meeting for Natpara, a number of observations were highlighted including that Natpara had limited clinical benefit in controlling excessive calcium in the urine, or hypercalciuria, a condition commonly associated with hypoparathyroidism and the most commonly identifiable cause of calcium kidney stone disease. Additional analysis by the FDA also noted that, due to a change in trial protocol that was made after the initiation of the trial, the responder rate for the pivotal single-dose trial’s primary efficacy endpoint was 32.1% under the original trial protocol versus the 54.8% that was ultimately reported. The FDA stated in its briefing report that the results of this alternate analysis may be more clinically relevant, particularly if a clinician’s goal is to keep a patient’s serum calcium in the lower half of the normal range.

EB612 for the treatment of hypoparathyroidism

We believe EB612 may offer several advantages over Natpara for the following reasons:

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

•
EB612 is expected to have fewer adverse events of hypercalcemia. Our planned treatment regimen would be increased gradually and in parallel to increases in serum calcium. As a result, calcium supplements active vitamin D metabolites (e.g., calcitriol) would be reduced gradually, while maintaining a relatively stable level of serum calcium. This is in contrast with Natpara’s initial high dose, which requires an immediate reduction in supplements in anticipation of a rapid increase in serum calcium levels. Furthermore, this immediate and prolonged increase in serum calcium increases risk of prolonged hypercalcemia compared to EB612. Moreover, the target serum calcium level would be the lower end of the normal range. If serum calcium were at, or greater than, the middle of the normal range, calcium supplements, active vitamin D metabolites and oral PTH dose would be reduced.

•
EB612 can be administered in a more convenient manner. Natpara is administered by subcutaneous injection, must be stored under restrictive conditions (refrigeration required with no freezing or shaking) and has a multi-step preparation that must be performed every two weeks. EB612 will not require such additional preparations and will have no significant storage restrictions.

As a result of its dose flexibility and the greater patient acceptance of oral formulations, we believe EB612, if approved, will address a larger segment of the hypoparathyroid population than Natpara. For these reasons, we believe that EB612, if approved, has the potential to become the standard of care for patients with hypoparathyroidism.

To date, no oral PTH formulation has been successfully developed because PTH, like many other hormonally active peptides, degrades rapidly in the intestinal tract when taken orally. EB612 is a synthetic form of the first 34 amino acids of human PTH to which we have applied our proprietary technology for the oral delivery of large molecule therapeutics. This technology permits oral administration, enabling more frequent dosing throughout the day and greater sensitivity and flexibility in dosing than injectable formulations of PTH. The carrier molecule and selection of protease inhibitors that are used in our technology are well-characterized and have been used in large clinical trials. We have attempted to optimize EB612 to enable the most cost effective and safest formulation while maintaining the required effect. These components, when used separately, have been shown to be safe in doses significantly higher than those used in the clinical trials for our current product candidates.

We believe that EB612 will have inherent advantages compared to injectable forms, including convenience of application, that no special preparation is required and that it can be stored under convenient storage conditions (room temperature or refrigeration for long term storage). Additionally, based on the results of our preliminary studies, we believe that EB612 will have an enhanced clinical profile as compared to Natpara, with an additional positive effect on elevated urinary calcium, as well as reduced side effects. If our preliminary results are borne out in additional clinical trials, we believe this combination of advantages and long term clinical benefits will be compelling to both patients and physicians.

EB612 Hypoparathyroidism Clinical Trials

We demonstrated with earlier formulations of what now is EB613 a large body of evidence in Phase 1 studies, which included a Phase 1a clinical trial with multiple formulations of our oral PTH to evaluate safety and collect bioavailability, PK and PD data in 42 healthy volunteers, and an extended Phase 1b clinical trial in an additional 30 volunteers to test a variety of manufacturing technologies with multiple formulations, administration parameters and dosing regimens of our oral PTH. These earlier data and oral PTH formulations led to several Phase 2 studies evaluating a number of EB612 formulations in hypoparathyroidism patients.

Phase 2a Clinical Trial

In 2015, we successfully completed a multicenter Phase 2a clinical trial of EB612 in hypoparathyroidism patients. The endpoints in the trial were met, and 17 patients completed the four-month trial and reported no related serious adverse events.

Based on a review of the clinical data presented in Natpara’s REPLACE trial and our Phase 2a results, we believe EB612 potentially provides a more favorable therapy for hypoparathyroidism patients. Although our Phase 2a trial involved a smaller number of patients (N=17 vs. N=84 + 40 placebo), lasted for a shorter duration (four months vs. six months) and did not include a dose optimization period of  ~2 - 16 weeks prior to treatment initiation, our results showed a greater absolute reduction in calcium supplements (1278 ±880mg vs. 1152 ±1219mg) while the patients’ albumin adjusted serum calcium increased slightly as opposed to a slight decrease in the REPLACE trial (baseline vs. end of treatment). In addition, serum phosphate levels were significantly reduced into their normal range an hour after the first study drug was taken (11% reduction, p<0.01), and lower serum phosphate levels were maintained for the duration of the study and until the final treatment day (14% reduction, p<0.01).

Primary endpoints: Calcium intake reduced while serum levels were maintained or improved during Phase 2a

Oral Calcium Intake
ITT Analysis (N=17)
P < 0.02
P < 0.001
10%
0%
-10%
-20%
-30%
-40%
-50%
% of Starting Dose
Base Line
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Week of Visit

Albumin-Corrected Serum Calcium ITT
Analysis (N=17)
8.3
8.2
8.1
8
7.9
7.8
7.7
7.6
7.5
Serum Calcium (mg/dl)
BaseLine
Last Visit

Secondary endpoints: decrease in phosphate levels observed during Phase 2a

Serum Phosphate Levels
Throughout the Trial
ITT Analysis (N=17)
Phosphate (mg/dl)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
P<0.01
BaseLine
Last Visit

Serum Phosphate Decreases
After First Dose
ITT Analysis (N=16)
% Decrease
0%
-5%
-10%
-15%
-20%
-25%
P<0.01
P<0.01
60 Minutes
After Dose
180 Minutes
After Dose

      Phase 2 PK/PD Clinical Trial

We initiated a two-part Phase 2 PK/PD trial in 2014. This trial was designed to provide a bridge from our completed Phase 2a trial, which was conducted prior to the marketing approval of Natpara, and our planned Phase 2b/3 trial, and to also allow us to better understand the relative strength and dose of our product as compared to the marketed product, Natpara. This trial was also intended to provide valuable comparative data to Natpara that will further inform our Phase 2b/3 trial design. The relevant endpoints for the PK/PD trial included an examination of levels of PTH (1-34), PTH (1-84) (Natpara), serum calcium, serum phosphate, urinary calcium and urinary phosphate.

In November 2018 we announced the completion of part I of this Phase 2 PK/PD trial to evaluate the PK/PD profile of various EB612 dose regimens, while comparing such various dose regimens with Natpara. In Part I of the Trial, ten patients with hypoparathyroidism completed two three-day in-patient visits. Throughout each of these three-day visits, patients remained on their current standard medications. On the first day of each visit (baseline) patients received no additional treatments. On day two, patients were randomized to receive one of three treatments: EB612 twice a day (BID), four times a day (QID), or Natpara* once a day (QD). On day three, patients did not receive any additional treatments. In the second three-day visit, patients were again randomized on day two to receive one of the treatment regimens they had not received previously. Throughout the three-day visits, patients were continuously monitored clinically, and PTH, calcium, phosphate, and the hormonal metabolite of vitamin D (1,25- dihydroxyvitamin D) levels were measured. PTH has several well-known physiological effects. It increases serum calcium, decreases serum phosphate, increases reabsorption of calcium in the kidney, where it also increases 1,25-dihydroxyvitamin D synthesis.

Results from Part 1 of the PK/PD trial of Oral PTH (1-34) four times a day (QID) treatment included: (i) an increase in the serum calcium by an average of approximately 0.3 mg/dL over baseline, with such increase maintained over a 24-hour period; (ii) a decrease in serum phosphate by an average of 0.5 mg/dL below baseline with such decrease maintained over a 24-hour period; (iii) an increase in average levels of serum active vitamin D of approximately 90% on the day of treatment as compared to baseline; and (iv) a decrease in average levels of 24-hour urinary calcium of approximately 30% on the day of treatment as compared to baseline. An initial analysis of the Part 1 data suggests that the QID regimen provided a greater effect on all of the parameters measured as compared to the BID regimen. The concentration of PTH (1-34) in blood after administration of Oral PTH (1-34) in the current trial was sufficient to produce the observed pharmacodynamic effects and did not induce hypercalcemia. No serious adverse events were reported in the trial.

The second and final part of this PK/PD trial evaluated a variety of dosing treatment regimens with a high and low dose of EB612 as well as Natpara with patients also receiving calcium supplements and either alfacalcidol or calcitriol. In September 2019 we presented the results of Part 2 of this PK/PD trial at the American Society for Bone and Mineral Research (ASBMR) Annual Meeting. The trial conclusions noted that EB612 2.25 mg QID for one day is associated with an increase in serum albumin-corrected calcium and 1,25(OH)2D (1,25-dihydroxyvitamin D), a decrease in serum phosphate, and a decrease in urinary calcium in patients with hypoparathyroidism. EB612 produced similar biological effects to Natpara 100 µg QD, the highest dose of hPTH (1-84) currently indicated for use in patients with hypoparathyroidism, on serum calcium, phosphate and vitamin D. Additionally, EB612 effected a decrease in urinary calcium. These changes in serum PD parameters were sustained over the 24-hour period of observation from time zero. BID, TID and QID regimens showed a dose-dependent increase in 1,25(OH)2D indicating that the long-term treatment, even with the less frequent regimens, may be an effective treatment option for those patients suffering from less severe hypoparathyroidism. Treatment with Oral hPTH (1-34) dosed at multiple times during the day has the potential to reduce calciuria generally associated with maintenance of serum calcium within the normal range using calcium supplements and calcitriol analogs alone. There were no treatment-emergent adverse events of hypercalcemia, as well as no treatment-emergent Serious Adverse Events reported in the trial.

Planned Additional Clinical Development and Regulatory Pathway

In the future, after the completion of additional formulation and development activities to inform our final formulations, and subject to available funds, we expect to initiate a Phase 2b/3 clinical trial of EB612 for the treatment of hypoparathyroidism, which will further evaluate the dosage, effectiveness and safety profile of EB612 in an expanded population of patients with hypoparathyroidism conducted at multiple trial sites. We expect that this Phase 2b/3 trial, when initiated, will be designed to replicate the REPLACE trial in many aspects and to achieve a significant reduction in urinary calcium. The phase 2b/3 clinical trial of EB612 in hypoparathyroidism may potentially support a submission for regulatory approval of EB612, if successful.

The Phase 2b/3 trial would be placebo controlled with a “rescue” provision for patients who have substantial persistent symptoms, hyperphosphatemia, hypocalcemia or hypercalciuria. The planned primary endpoints will be the proportion of patients obtaining a serum calcium and phosphate within a “target” range, reducing hypercalciuria and from a safety perspective, the incidence of clinically important hypercalcemia and decreased renal function adverse events. The trial will also compare the reduction in calcium intake, reduction in active vitamin D in each treatment group. Secondary endpoints include mean absolute levels of serum calcium and serum phosphate.

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

Development and License Agreements

In addition to the development of our product candidates, we have a research collaboration and license agreement with Amgen, combining our proprietary drug delivery platform with drugs selected by Amgen to create new products. Pursuant to the agreement, in January 2019, we received a non-refundable and non-creditable initial technology access fee of $725,000 from Amgen and are eligible to receive from Amgen aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones or Amgen’s exercise of options to select an additional program to include in the collaboration, as well as tiered royalty payments ranging from the low to mid single digits based on the level of Amgen’s net sales of the applicable products. The agreement is exclusive only to the specific drug candidates that are developed and discovered under the collaboration program, leaving us the rights to commercialize and develop products with other drugs using our proprietary technology while also allowing Amgen to retain all rights to its certain large molecules and any subsequent improvements. The first prospective product under the agreement with Amgen is currently in the preclinical and research and development phase. Amgen also has options, limited in time, to select up to two additional programs to include in the collaboration. Under the agreement, we will engage in preclinical development at Amgen’s expense and Amgen will conduct all research, clinical development, manufacturing and commercialization activities.

Additional Research and Development

Future Development of Orally Delivered Large Molecule Therapeutics

We intend to use our technology as a platform for the oral delivery of low-bioavailability therapeutics, which may include proteins and other large molecule therapeutics as well as small molecules with very low absorption due to poor permeability properties (BCS class 3 drugs). We have conducted initial feasibility studies with a number of candidates, including HGH, and intend to commence clinical development for our next, non-PTH, product candidate in the future. For example, in initial rodent studies utilizing our drug delivery technology, an oral formulation of HGH obtained significant concentrations of intact HGH throughout the blood stream.

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

Patent Rights

As of December 31, 2019, our global patent portfolio included the following patents and patent applications:

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

Three patent applications filed in various jurisdictions, which we believe, if issued as patents containing substantially the same claims as those in the applications, would cover certain oral administration technologies. The mentioned technologies include compositions and drug delivery devices which utilize an absorption enhancer to enable the absorption of a therapeutically active agent in a controlled manner. We believe that certain of the pending claims contained in these patent applications, if issued in substantially the same form, would cover the formulations of EB612 and EB613. An application covering certain formulations with a controlled absorption profile was filed in the United States, European Union, Canada, Hong Kong, Israel and Mexico. Another application covering certain formulations for co-administration with an antacid or protease inhibitor was filed the United States, European Union, Canada and Hong Kong (the application in the United States has been granted, and a divisional application has been filed therein). Any patents that issue from these patent applications are expected to expire in February 2036, assuming all annuity and maintenance payments are paid thereon. Another application covering certain formulations and regimens was filed in the United States, European Union, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Singapore, South Africa and South Korea.  Any patents that issue from this patent application is expected to expire in August 2037, assuming all annuity and maintenance payments are paid thereon.

Three patent applications filed in various jurisdictions, which we believe, if issued as patents containing substantially the same claims as those in the applications, would contain method of treatment claims covering the use of orally administered PTH for the treatment of osteoporosis (filed in the United States, European Union, Canada, China, Hong Kong, Israel and Japan), hypoparathyroidism (filed in the United States, European Union, Brazil, Canada, Hong Kong, Israel and Japan) and bone fractures and related conditions (filed in the United States, European Union, Canada and Hong Kong). Any patents that issue from these patent applications are expected to expire in February 2036, assuming all annuity and maintenance payments are paid thereon.

Three patent applications, which we believe, if issued as national stage patents containing substantially the same claims as those in the applications, would cover certain oral administration technologies. The mentioned technologies include compositions and drug delivery devices which utilize an absorption enhancer to enable the absorption of a therapeutically active agent in a controlled manner. We believe that certain of the pending claims contained in these patent applications, if issued in substantially the same form, would cover the formulations of EB612 and EB613. Any patents that issue from these patent applications are expected to expire in February 2036 or August 2037, as described hereinabove, assuming all annuity and maintenance payments are paid thereon.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the useful patent term lost, if any, during the FDA regulatory review process. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product’s approval by the FDA. The patent term extension period is generally one-half the time between the effective date of the IND and the submission date of the NDA for the product, plus the time between the submission date of the NDA and the approval of the application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Moreover, we may not receive an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. However, the length of any extension, if granted, could be less than we request.

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

Commercialization Strategy

Our current main focus is developing an oral PTH (1-34) for the treatment of osteoporosis and orphan indications, and specifically, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. EB613 and EB612 are two drug candidates based on oral PTH (1-34), with significantly distinct treatment approaches. In the future we plan to also conduct clinical trials of EB613 for the treatment of non-union fractures. In addition, we have recently entered into a research collaboration and license agreement with Amgen. Under the agreement with Amgen, the parties will collaborate for the development and discovery of clinical candidates in the field of inflammatory disease and other serious illnesses. Further, under the terms of the agreement, we will use our proprietary drug delivery platform to develop oral formulations for up to three large molecule biological drug candidates currently being developed by Amgen. We are also investigating applying our oral drug delivery platform to other FDA-approved proteins or large molecule therapeutics, including human growth hormone.

We have not yet established sales, marketing or product distribution operations because our product candidates are in clinical development. We may seek a partner to develop EB613 and EB612, and anticipate that any such partner would be responsible for, or substantially support, late stage clinical trials of both of these lead clinical candidates as well as submitting applications for regulatory approvals and registrations. In our collaboration with Amgen, Amgen is responsible for the research, clinical development, manufacturing and commercialization of any of the resulting programs.

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

EB613 for Osteoporosis

Current treatments for osteoporosis generally fall into two categories: antiresorptive medications to slow bone loss and anabolic medications to increase the rate of bone formation. The global osteoporosis drug market has traditionally been dominated by bisphosphonates, which slow bone loss. Although bisphosphonates’ market share has declined due to the occurrence of serious side effects, as well as the introduction of newly developed pharmacological treatments, many of the new drugs have serious side effects of their own. Eli Lilly’s Forteo, is one of the most effective osteoporosis medications, and newer products such as Prolia® and EVENITY® have been launched by Amgen. We anticipate that our product candidate EB613 if approved, will compete with Forteo, Prolia and EVENITY. We believe that EB613 may prove to be superior to Forteo due to its oral administration, potentially leading to greater patient acceptance and its sharper pharmacokinetic profile which is expected to have more potent anabolic effect. However, our competitors in this market are large pharmaceutical companies with greater resources than us and the alternatives therapies have been on the market for many years and have widespread market acceptance.

EB612 for Hypoparathyroidism

Historically, the treatments for hypoparathyroidism have been calcium supplements, vitamin D supplements and phosphate binders, however many serious side effects result from these products. Our product candidate EB612 is designed to deliver PTH to hypoparathyroid patients to directly address the underlying PTH deficiency. Because our product would be a branded pharmaceutical, in contrast to the over-the-counter supplements currently used by those with the condition, we believe that the market acceptance will be strongest among patients whose disease is not well-controlled by over-the-counter supplements, or in those patients who continue to suffer from side effects associated with therapy or symptoms associated with poor management of their condition.

We believe that our key competitor in hypoparathyroidism treatment is Takeda, which is now marketing Natpara, an injectable bioengineered recombinant form of PTH (1-84) that was approved by the FDA in January 2015. Natpara has been granted orphan drug designation for hypoparathyroidism by the FDA as the first approved product for this indication and has orphan drug market exclusivity for seven years in the United States. Orphan drug market exclusivity means that the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. Therefore, we will only be able to obtain regulatory approval for EB612, which also has orphan drug designation for hypoparathyroidism, if we demonstrate EB612’s clinical superiority over Natpara. For example, EB612 would need to demonstrate either greater effectiveness or safety than Natpara or that it otherwise makes a major contribution to patient care. We believe that we will be able to demonstrate that our oral formulation of PTH is clinically superior to Natpara in terms of efficacy and safety, and therefore, that Natpara’s orphan drug exclusivity will not prevent the FDA from approving our NDA for oral PTH prior to the expiration of Natpara’s market exclusivity period. In 2019, Natpara was recalled due to certain product format issues, and is not anticipated to return to the market until later in 2020.

In addition, Ascendis Pharma has reported that it is developing a long-acting, oral prodrug formulation of PTH for the treatment of hypoparathyroidism. In  2019, Ascendis reported that it expects top-line results from a global Phase 2 trial in 2020, and anticipated initiating a Phase 3 trial by the end of 2021 or 2022. Other companies and groups that are developing or commercializing therapies for hypoparathyroidism, include Chugai Pharmaceutical Co., Ltd., Extend Biosciences Inc., Massachusetts General Hospital, Alizé Pharma and Eli Lilly.

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

The amount that must be repaid may be increased to three times the amount of the grant received, and the rate of royalties may be accelerated if manufacturing of the products developed with the grant money is transferred outside of the State of Israel. As of December 31, 2018, the total royalty amounts payable to the IIA, including accrued interest, was approximately $0.5 million. As of December 31, 2019, we paid royalties in the amount of $27,000 to the IIA.

In addition to paying any royalties due, we must abide by other restrictions associated with receiving such grants under the Research Law that continue to apply even following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our “know-how” (in its meaning under the Research Law) in or outside of Israel, and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the IIA a portion of the consideration that we receive upon any transfer of such technology to a non-Israeli entity up to 600% of the grant amounts and the interest. The IIA approved the Company’s Research Collaboration and License Agreement with Amgen Inc. as of December 2018, subject to payments to the IIA in the rate of 5.38% out of any payment received from Amgen for the license and up to a total amount of six times the amount of the IIA funding and the interest. In addition, as disclosed under “Item 4.B.–Business overview - Manufacturing,” we have signed a contract with a U.K.-based contract manufacturing organization, to produce and supply pills for trials performed worldwide. We believe that, because production is not being done for commercial purposes, the entry into the production agreement in the U.K. will not affect the royalty rates to be paid to the IIA. Should it turn out that this position is not acceptable to the IIA, the maximum royalties to be paid to the IIA will be three times the amount of the grants and the interest. In addition, any change of control and any change of ownership of our Ordinary Shares that would cause a non-Israeli citizen or resident to become an interested party as defined in the Research Law (which includes any person who holds 5% or more of our outstanding shares), requires written notice to the IIA. Such a non-Israeli interested party is required to sign an undertaking towards the IIA in which it undertakes to comply with the Research Law. If we fail to comply with the Research Law, we may be forced to return the grants and/or be subject to other payments to the IIA, monetary fines and/or criminal charges.

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

Manufacturing

We do not own or operate facilities for large scale product manufacturing, storage and distribution, or testing, nor do we expect to in the future. Our current facility is limited to small-mid scale manufacturing, storage and distribution of materials and oral drug formulations clinical studies. Our facility has ISO:9001:2015 quality management systems accreditation from The Standards Institution of Israel for the production and development of functional excipients and oral drug formulations to be used in clinical trials. The facility includes a dedicated Class D clean room for tablet production and a dedicated chemical synthesis room designed to meet ISO 8 specifications.

Our manufacturing activities include the chemical synthesis of one of our non-active but functional drug components as well as the formulation and production of the final drug, packaging, storage and distribution. Our QA/QC analytical laboratory performs part of the release and stability testing for PTH tablets manufactured by the U.K.-based contract manufacturing facility. In addition, our research and development team supports the manufacturing activities and develop/optimize analytical methods used by the contract manufacturer in order to meet regulatory requirements for our clinical trials. We have signed a contract with a U.K.-based contract manufacturing organization, to produce and supply pills for trials performed worldwide. This contract is not exclusive and we may enter into additional contracts. Various materials included in the drug formulation and materials procured for the chemical synthesis are commercially available from various accredited suppliers. We do not have supply contracts with all such vendors and are not bound to any specific vendor at this point in time. However, it is our intention to complete such contracts in anticipation of commercial manufacturing activities, so that if approved, we will have such contracts in place.

In March 2017, we contracted with an FDA/EMA inspected-GMP subcontractor in the U.K. to outsource activities for technical transfer and tablet production for our international clinical trials including the clinical drug supply for the Phase 2 PK/PD trial. We expect future clinical studies with our oral PTH (1-34) tablets, as well as the potential commercial supply, if approved, will be provided by the same subcontractor.

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

Review and Approval of Drugs in the United States

In the United States, our product candidates are regulated by the FDA as drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations implemented by the agency. The failure to comply with the applicable requirements at any time during the product development process, including preclinical testing, clinical testing, the approval process or post-approval process, may subject an applicant to delays in the conduct of clinical trials, regulatory review and approval, and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or Department of Justice, or other governmental entities.

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

•	submission of data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

•	preparation and submission to the FDA of a NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP requirements and the integrity of clinical data in support of the NDA;

•	payment of user fees and securing FDA approval of the NDA for the proposed indication; and

•	compliance with any post-approval requirements, including risk evaluation and mitigation strategies, or REMS, and any post-approval studies required by the FDA.

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

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a clinical trial outside the United States is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a NDA so long as the clinical trial is conducted consistent with the spirit of GCP and in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

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

In some cases, the FDA may approve a NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs or biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Compliance with Current Good Manufacturing Practice Requirements

Before approving a NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

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

      Review and Approval of a New Drug Application

The results of product candidate development, preclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a NDA requesting approval to market the product. The NDA also must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. According to the FDA’s fee schedule, the user fee for an application requiring clinical data, such as a NDA, is $2.9 million for 2020. However, we believe that we may apply for, and be granted, a waiver as a small business for the first filing of a NDA for approval.

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

Under the FDCA and the PHSA, the FDA may approve a NDA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

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

Orphan drug designation qualifies a company for tax credits, waiver of the NDA user fee and may confer market exclusivity for seven years following the date of the drug’s marketing approval, if granted by the FDA, if a product that has orphan designation subsequently receives the first FDA approval of that drug for the disease for which it has such designation. This means that the FDA may not approve any other applications, including NDA to market the same biologic even in a different formulation for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority over the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product becomes an orphan product when it receives orphan drug designation from the Office of Orphan Products Development, or OOPD, at the FDA based on acceptable confidential requests made under the regulatory provisions. The product must then go through the review and approval process like any other product.

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

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full NDA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

      Patent Term Extension

A patent claiming a new drug or biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the useful patent term lost, if any, during the FDA regulatory review process. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product’s approval by the FDA. The patent term extension period granted is typically one-half the time between the effective date of the first IND and the submission date of the NDA for the product, plus the time between the submission date of the NDA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the products. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

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

Other requirements relate to, for example, the manufacturing of products and APIs in accordance with good manufacturing practice standards. EU regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the EU’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual European Union member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

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

      Clinical Testing in Israel

In order to conduct clinical trials on humans in Israel, prior authorization must be obtained (depending on the nature of the trial) from either the medical director of the institution in which the clinical trials are scheduled to be conducted, or from the general manager of the Israeli Ministry of Health, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), 5740-1980, as amended from time to time. Pursuant to the Israeli Public Health Regulations, such authorization generally cannot be granted unless, among other things, the relevant institutions ethics committee has provided its prior approval of the testing and that the trial complies with the standards set forth by the Declaration of Helsinki. In certain circumstances, such as in the cases of genetic trials or special fertility trials, a written opinion provided by the Ministry of Health’s ethics committee is also required in order to receive such authorization. The Ministry of Health has provided emergency guidance associated with COVID-19 in March 2020 for ongoing clinical trials, which we are complying with, and may issue additional guidance that may impact our ability to complete our ongoing clinical trials of EB613 in Osteoporosis.

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

Pharmaceutical Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we plan to seek regulatory approval. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. Concerns about drug pricing have been expressed by both members of the United States Congress and the administration. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the drug product once coverage is approved. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the approved drugs for a particular indication.

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

The containment of healthcare costs has become a priority of governments, and the prices of drugs have been a focus in this effort. Third-party payers are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost effectiveness of medical products in addition to their safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products if approved under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and non-U.S. governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the product candidates that we are developing and could adversely affect our net revenue and results.

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

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal and replace certain aspects of the ACA, and we expect such challenges to continue. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. In 2017, the U.S. Congress enacted the 2017 Tax Act, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation, regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a federal judge in Texas ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the 2017 Tax Act. While the judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA, will impact our business. On December 18, 2019, the Fifth Circuit Court of Appeals upheld the lower court’s decision that the ACA was unconstitutional. On March 2, 2020, the U.S. Supreme Court granted certiorari to review the case, with an outcome expected in summer 2020.

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

Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors, which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. In addition, CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

We expect that additional state and federal healthcare reform measures, as well as legal changes by foreign governments, will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Legal Proceedings

We are not currently a party to any material legal proceedings. Emisphere has notified us that it believes that it is the exclusive owner of certain U.S. and related foreign patents and patent applications we acquired from Oramed Ltd.; however, Emisphere has not initiated a legal proceeding against us regarding its claim. The matter is still in its early stages. If Emisphere were to initiate a legal proceeding, we would vigorously defend against such claim and believe that Emisphere’s notification is without merit. For more information on the risks related to Emisphere’s claim, see “Item 3.D.–Risk Factors—Risks Related to Our Intellectual Property—We may become involved in proceedings to protect or enforce our proprietary rights, which could be expensive and time consuming, and may ultimately be unsuccessful.”

4.C.          Organizational Structure

We were formed as a company in the State of Israel on September 30, 2009.

Our corporate structure consists of Entera Bio Ltd. and Entera Bio, Inc., our wholly-owned U.S. subsidiary.

4.D.          Property, Plants and Equipment

Our facilities in Israel, which house our research and developments, clinical development, clinical operations, regulatory and management functions are located in Jerusalem, Israel. Under a Lease Agreement with Unihead Biopark Ltd. as of December 31, 2019, we are leasing approximately 622 square meters of office and laboratory space pursuant to a lease agreement that will expire on June 30, 2023, with a one-time option for early termination by us on December 31, 2021, subject to a notice period of six months.

Our corporate offices in the United States are located just outside of Boston in Wellesley, Massachusetts. We currently lease approximately 1,390 square feet of office space under a short-term lease that expires in October 2020, if not renewed for successive periods.

 We believe that our current offices and laboratory space in Israel, and our corporate headquarters in the United States is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. We believe that suitable additional space would be available if required in the future on commercially reasonable terms.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

 ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.          Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this Annual Report. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this Annual Report. We have prepared our consolidated financial statements in accordance with IFRS as issued by IASB.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. Our current strategy for our lead product candidates is to use our technology to develop an oral formulation of human parathyroid hormone (1-34), or PTH, which has been approved in the United States in injectable form for over a decade. Our lead oral PTH product candidates are EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. In both of these indications, the leading products are daily injectable formulations of PTH. In total, more than 180 healthy volunteers and patients, have received multiple doses of various formulations of our oral PTH (1-34).

We met with the Food and Drug Administration (FDA) in the fourth quarter of 2018 to discuss the development and regulatory pathway for EB613 for the treatment of osteoporosis. In addition to discussing various aspects of the nonclinical and clinical development plan, the meeting focused on the use of the 505(b)(2) regulatory pathway and the use of BMD rather than fracture incidence as the primary endpoint to support an NDA. Based on the FDA’s response, we believe that we may be able to use BMD as the primary efficacy endpoint for a Phase 3 trial and that a fracture endpoint trial will not be required. In July 2019, we initiated a Phase 2 multi-center dose-ranging trial of EB613 in approximately 160 osteoporosis patients, at 4 leading osteoporosis centers in Israel. This trial, which includes a treatment period of 6 months, is being conducted to evaluate both the safety of EB613 and to identify the optimal dose that we will select to advance into a single Phase 3 pivotal trial. In this trial, we are evaluating, multiple bone markers, such as P1NP – a bone formation marker, CTX – a bone resorption marker, BMD, and various additional safety endpoints. Based on directives from the Israeli Ministry of Health and our affiliated medical institutions implemented in March 2020 due to COVID-19, we have temporarily suspended enrollment of new patients in our ongoing Phase 2 clinical trial. At this time, we have 97 patients currently enrolled in this trial.  As of March 23, 2020, we are continuing to collect patient data from the currently enrolled patients in this trial through various monitoring means established by the regulatory authorities.

In parallel, we are conducting several nonclinical safety assessment studies to support our regulatory filings, including a planned Investigational New Drug Application, or IND, with the FDA to facilitate various IND-enabling trials, and subsequently, to enable the start of a single Phase 3 clinical trial in approximately 600-700 osteoporosis patients using sites in, the United States, Israel and other territories, subject to positive data from our ongoing Phase 2 trial of EB613, pending the determination of the impact of COVID-19 on the trial enrollment and its impact on such data. We believe that the study design to achieve the BMD endpoint, as discussed with the FDA, will have a much smaller number of patients and be significantly shorter in duration than a pathway that utilizes a placebo-controlled bone fracture endpoint. See “Item 4.B.–Business Overview—EB613 for Osteoporosis.”

Our lead product candidate for hypoparathyroidism, EB612, is an oral formulation of PTH (1-34). We believe that EB612, if approved, has the potential to become the standard of care for hypoparathyroidism. We have tested several formulations of our oral PTH (1-34) in multiple Phase 1 clinical trials to test different manufacturing technologies, formulations, administration parameters and dosing regimens. These data led to a number of Phase 2 studies evaluating different formulations of EB612 in hypoparathyroidism patients including a multicenter Phase 2a clinical trial of EB612 in hypoparathyroidism patients. The endpoints in these trials, included examination of the PK/PD levels of EB612, as well as serum calcium, serum phosphate, urinary calcium and urinary phosphate. In these trials, EB612 was generally well tolerated and achieved the targeted blood levels of PTH, serum calcium, serum phosphate, and the hormonal metabolite of vitamin D (1,25- dihydroxyvitamin D). See “Item 4.B.–Business Overview— EB612 for Hypoparathyroidism.”

In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics. For example, in the fourth quarter of 2018, we signed a license agreement with Amgen and may sign additional licensing or collaboration agreements in the future. We intend to utilize future funds, as available, to advance EB613 and EB612 through clinical development and ultimately towards regulatory approval. To date, we have funded our operations through our IPO, private placements of our ordinary shares and preferred shares, warrants, convertible debts, government grants and through revenues generated from research collaboration and our license agreement with Amgen. We have no products that have received regulatory approval and have never generated revenue from sales of any product. Since our inception, we have raised a total of $56.9 million, including $14.3 million in our December 2019 private placement, $11.2 in our IPO in 2018 and $31.3 in funding from grants, private placements of Ordinary Shares, preferred shares and debt prior to our IPO.

Since inception, we have incurred significant losses. For the years ended December 31, 2017, 2018 and 2019, our operating losses were $11.3 million, $10.9 million and $11.5 million, respectively and we expect to continue to incur significant expenses and losses for the next several years. As of December 31, 2019, we had an accumulated deficit of $62.9 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, our expenditures on any other research and development activities, the receipt of government grants and payments under the collaboration with Amgen or any future collaborations into which we may enter.

As a result of our recurring losses from operations, negative cash flows and lack of liquidity, management is of the opinion that there is substantial doubt as to the Company's ability to continue as a going concern. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2019, expressing the existence of substantial doubt about our ability to continue as a going concern. The audited consolidated financial statements included herein have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations. See “Item 3.D.–Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital.”

As of March 15, 2020, we had cash and cash equivalents of $13.7 million. In order to fund further operations, we will need to raise additional capital. We may raise these funds through private and/or public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us.

As of March 15, 2020, we had 21 employees and five consultants who provide consulting services to us on a part-time basis. Our operations are located in Jerusalem, Israel and in the United States, just outside of Boston in Wellesley Massachusetts.

Patent Transfer, Licensing Agreements and Grant Funding

Oramed Patent Transfer Agreement

In 2011, we entered into a patent transfer agreement with Oramed, or the Patent Transfer Agreement, pursuant to which Oramed assigned to us all of its rights, title and interest in the patent rights Oramed licensed to us when we were originally capitalized, subject to a worldwide, royalty-free, exclusive, irrevocable, perpetual and sub-licensable license granted to Oramed under the assigned patent rights to develop, manufacture and commercialize products or otherwise exploit such patent rights in the fields of diabetes and influenza. Additionally, we agreed not to engage, directly or indirectly, in any activities in the fields of diabetes and influenza. Under the terms of the Patent Transfer Agreement, we agreed to pay Oramed royalties equal to 3% of our net revenues generated, directly or indirectly, from exploitation of the assigned patent rights, including the sale, lease or transfer of the assigned patent rights or sales of products or services covered by the assigned patent rights. See “Item 4.B.— Business  Overview—Patent Transfer, Licensing Agreements and Grant Funding—Oramed Patent Transfer Agreement.”

Amgen Research Collaboration and License Agreement

On December 10, 2018, we entered into a research collaboration and license agreement with Amgen, or the Amgen Agreement in inflammatory disease and other serious illnesses. Pursuant to the Amgen Agreement, we and Amgen will use our proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. In exchange for entering into the agreement, Amgen paid us a non-refundable and non-creditable initial access fee of $725,000 in the first quarter of 2019, of which $500,000 was attributed to the right to use the intellectual property and $225,000 was attributed to the pre-clinical R&D services that we are obligated to perform under the Amgen Agreement. Thus far during our collaboration, Amgen has paid $503,000 for pre-clinical R&D services performed by us and will pay an additional $225,000 upon completion of services in the second year of the collaboration, In addition, under the Amgen Agreement, Amgen reimburses us for additional expenses that we incur for any work we do under the collaboration.

 Amgen also has options, limited in time, to select up to two additional programs to include in the collaboration. Amgen is responsible for the clinical development, regulatory approval, manufacturing and worldwide commercialization of the programs. Pursuant to the terms of the Amgen Agreement, Amgen is required to make aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones or its exercise of options to select the additional two programs to include in the collaboration. In addition, Amgen is required to make tiered royalty payments ranging from the low to mid-single digits based on the level of Amgen’s net sales of the applicable products covered by the Amgen Agreement. Amgen’s obligation to pay royalties with respect to a product in a particular country commences upon the first commercial sale of such product in such country and expires on a country-by-country and product-by-product basis on the later of (a) the date on which the sale of the product is no longer covered by a valid claim of a patent licensed to Amgen under the Amgen Agreement, and (b) the tenth anniversary of the first commercial sale of such product in such country.

Under the Amgen Agreement, we granted Amgen an exclusive, worldwide, sub-licensable license under certain of our intellectual property relating to our drug delivery technology to develop, manufacture and commercialize the applicable products. We will retain all intellectual property rights to our drug delivery technology, Amgen will retain all rights to its large molecules and any subsequent improvements, and ownership of certain intellectual property developed through the performance of the collaboration is to be determined by U.S. patent law. Each party is responsible for the filing and prosecution of patents relating to its owned developments and, with respect to any jointly-owned developments, we are responsible for the filing and prosecution of patents solely claiming improvements to our drug delivery technology and Amgen is responsible for the filing and prosecution of any other jointly-owned developments. Amgen has the primary right to enforce any such patents against third-party infringement with respect to a product that has the same mechanism of action as one of the collaboration programs, subject to involvement by us in certain circumstances.

During certain periods covered by the Amgen Agreement, we may not alone, or with a third party, research, develop, manufacture or commercialize certain products that interact with the targets of the applicable collaboration programs. The collaboration is governed by a joint research committee, or JRC, made up of equal representatives of us and Amgen. The JRC may establish additional subcommittees to oversee particular projects or activities. Subject to certain limitations, if the JRC is unable to make a decision by consensus, the disagreement is to be resolved through escalation to specified senior executive officers of the parties, although Amgen has the final decision-making ability with respect to certain pre-defined issues.

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

The Israeli Innovation Authority Grant (formerly: The Office of the Chief Scientist)

We have received grants of approximately $0.5 million from the IIA to partially fund our research and development. The grants are subject to certain requirements and restrictions under the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law 5477-1984, or the Research Law. In general, until the grants are repaid with interest, royalties are payable to the Israeli government in the amount of 3% on revenues derived from sales of products or services developed in whole or in part using the IIA grants, including EB613, EB612 and any other oral PTH product candidates we may develop. The royalty rate may increase to 5%, with respect to approved applications filed following any year in which we achieve sales of over $70 million.

The amount that must be repaid may be increased to three times the amount of the grant received, and the rate of royalties may be accelerated, if manufacturing of the products developed with the grant money is transferred outside of the State of Israel. Moreover, a payment of up to 600% of the grant received may be required upon the transfer of any IIA-funded know-how to a non-Israeli entity. We signed a contract with a U.K.-based contract manufacturing organization (See “Item 4.B.–Business overview—Manufacturing”), to produce and supply pills for trials performed worldwide. We believe that, because production is not being done for commercial purposes, the entry into the production agreement in the U.K. will not affect the royalty rates to be paid to the IIA. Should it turn out that this position is not acceptable to the IIA, the maximum royalties to be paid to the IIA will be approximately $1.5 million, which is three times the amount of the original grant. Following the signing of the Amgen Agreement, we are required to pay 5.38% of each payment by Amgen and up to 600% of the grant received. In February 2019, we paid to the IIA $27,000 related to the Amgen Agreement.

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

On December 10, 2018, we entered into the Amgen Agreement in inflammatory disease and other serious illnesses. As of December 31, 2019, we received a non-refundable and non-creditable initial access payment of $725,000 from Amgen, of which $500,000 related to a license fee and the remaining $225,000 related to the research and development services we provided to Amgen in the first year of the Amgen Agreement. On January 24, 2020, we received $278,000 from Amgen for research and development services to be provided in 2020, the second-year of the Amgen Agreement and we are eligible to receive in the first quarter of 2021 an additional $225,000 upon completion of the research and development services we provide in 2020.

Revenues including revenues under the Amgen Agreement are recognized according to IFRS 15 – “Revenues from Contracts with Customers.”

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreement, we perform the following steps:

1.	Identification of the contract, or contracts, with a customer.

2.	Identification of the performance obligations in the contract.

3.	Determination of the transaction price.

4.	Allocation of the transaction price to the performance obligations in the contract.

5.	Recognition of revenue.

We identified two distinct performance obligations in Amgen Agreement: a license to use our proprietary drug delivery platform and preclinical R&D services. The preclinical R&D services include discovery and certain preclinical activities related to the programs selected by Amgen.

We determined the license to our intellectual property to be a right to use that has significant standalone functionality separately from the preclinical services, since we are not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the intellectual property. Therefore, the license to the intellectual property is a distinct performance obligation, and as such, we recognized the revenues related to this performance obligation in December 2018 at the point in time that control of the license was transferred to Amgen. We evaluated the selling price of the first-year preclinical services at $225,000, and the right to use the intellectual property at $500,000.

Revenues attributed to the preclinical R&D services are recognized during the period the pre-clinical R&D services are provided according to the input model method on a cost-to-cost basis

Under IFRS 15, the consideration that we would be entitled to upon the achievement of contractual milestones, which are contingent upon the occurrence of future events of development and commercial progress, are a form of variable consideration. When assessing the portion, if any, of such milestone-related consideration to be included in the transaction price, we first assess the most likely outcome for each milestone, and exclude the consideration related to milestones of which the occurrence is not considered the most likely outcome. We then evaluate if any of the variable consideration determined in the first step is constrained. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available. We did not recognize any revenues from milestone payments.

Under IFRS-15, an entity should recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

•	The subsequent sale or usage occurs; and

•	The performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

We did not recognize any revenues from royalties since royalties are payable based on future commercial sales, as defined in the Amgen Agreement and there were no commercial sales as of the date of the financial statements

As of the years ended December 31, 2019 and 2018, we recognized revenues from the Amgen agreement in the total amount of $236,000 and $500,000, respectively.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our drug delivery technology and our product candidates. Those expenses include:

•	employee-related expenses, including salaries, bonuses and share-based compensation expenses for employees and service providers in the research and development function;

•	expenses incurred in operating our laboratories including our small-scale manufacturing facility;

•	expenses incurred under agreements with CROs, and investigative sites that conduct our clinical trials;

•	expenses related to outsourced and contracted services, such as external laboratories, consulting and advisory services;

•	supply, development and manufacturing costs relating to clinical trial materials; and

•	other costs associated with pre-clinical and clinical activities.

Research and development activities are the primary focus of our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase significantly in future periods as we advance EB613 and EB612 into later stages of clinical development and invest in additional preclinical candidates.

Research expenses are generally recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. During the years ended December 31, 2017, 2018 and 2019, we did not capitalize any development costs.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to the timing of initiation of clinical trials and the enrollment of patients in clinical trials. For the years ended December 31, 2017, 2018 and 2019, our research and development expenses were $2.8 million, $8.5 million and $7.2 million, respectively. Research and development expenses for the years ended December 31, 2017, 2018 and 2019 were primarily for the development of EB613 and EB612. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including:

•	the uncertainty of the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing and outcomes of regulatory approvals;

•	the cost and timing of establishing any sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any milestone and royalty payments thereunder.

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

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for directors and personnel in executive and finance functions, such as salaries, benefits and share-based compensation. Other general and administrative expenses include D&O insurance and other insurance, communication expenses, professional fees for legal and accounting services, patent counseling and portfolio maintenance and business development expenses.

During 2017 and 2018, our general and administrative expenses increased in connection with becoming a public company and maintaining compliance with Nasdaq and SEC rules and regulations, higher insurance, legal, accounting, transfer agent, printing and director’s fees, as well as the addition of headcount to support compliance.

We expect that our general and administrative expenses will continue to increase in the future as we increase our headcount and expand our administrative function to support our operations. In addition, if we lose our status as a foreign private issuer, we will be subject to additional SEC reporting requirements that will likely result in additional costs, see “Risk Factors—Risks Related to Our Ordinary Shares, and IPO Warrants.”

Financial Income Financial income was comprised mainly of gains resulting from the re-measurement of equity linked instruments that were liability classified and measured at fair value through profit and loss.

In 2018, we recorded adjustments to the estimated fair value of the convertible loans, preferred shares, warrants to issue preferred shares and shares until each were converted into our Ordinary Shares or IPO Warrants and options to purchase our Ordinary Shares as part of our initial public offering. Subsequent to our IPO we stopped recording any related periodic fair value adjustments with regard to these components. The IPO Warrants issued in the initial public offering and the Investor Warrants (as defined below in Item 10.C “Material Contracts—Investor Warrants) issued in our December 2019 private placement were classified as a financial liability since their exercise price and number of shares issuable upon exercise of each Investor Warrant are subject to certain adjustments as described in the underlying warrant agreements. In 2019, changes in the fair value of the IPO Warrants and the Investor Warrants resulted in net financial income in our consolidated statement of comprehensive loss. We will continue to record fair value adjustments on these IPO Warrants until they expire, are repurchased by us or exercised and converted into our Ordinary Shares.

Upon the consummation of our IPO, we adjusted our convertible loan liability, preferred shares and our warrants to issue preferred shares to their fair value, evaluated based on the quoted closing price of our Ordinary Shares on Nasdaq. We recorded additional financial expenses from the revaluation of our convertible loan liability, preferred shares and warrants. Under the terms of the applicable agreements and pursuant to certain IPO transactions, the convertible loans and preferred shares were automatically converted into our Ordinary Shares, and the warrants to purchase preferred shares were automatically converted into warrants to purchase Ordinary Shares. The fair value of the IPO Warrants as of the IPO date, July 2, 2018 and as of December 31, 2018 was based on quoted price per warrant on Nasdaq as of the respective date.

Other financial expenses are comprised mainly of interest income and exchange rate differences of certain currencies against our Functional Currency.

Taxes on Income

Entera Bio Ltd. has not generated taxable income since our inception, and as of December 31, 2019 had carry-forward tax losses of $31 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

As of December 31, 2019, Entera Bio Inc. has no carry forward tax losses.

We have not created deferred tax assets on our tax loss carryforwards because their utilization is not expected in the foreseeable future. We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is probable.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations. The preparation of our consolidated financial statements requires us to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes. The most significant estimates in our consolidated financial statements relate to the valuation of equity awards, warrant liability and the recoverability of deferred tax assets. We evaluate our estimates and assumptions on an ongoing basis and base such estimates and assumptions on historical experience – when available – and on various factors – including expectations of future events – that we believe to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue Recognition

With respect to the Amgen Agreement, we used our judgement to identify our deliverables in the agreement and whether the deliverables are distinct performance obligation. In addition, we use our judgement to determine the allocation of the transaction price between our identified distinct performance obligations. We also used significant judgment in order to determine the R&D services period. For a description of our revenue recognition policy see “Note 2—Summary of Significant Accounting Policies—P. Revenue Recognition” of our audited consolidated financial statements for the year ended December 31, 2019, included elsewhere in this Annual Report.

Share-Based Compensation

In 2013 and in 2018, we adopted share-based compensation plans for employees, directors and service providers. Our share-based compensation plan adopted in 2013 governs the issuance of equity incentive awards prior to our initial public offering, and the share-based compensation plan adopted in 2018 governs the issuance of equity incentive awards from and after the closing of our initial public offering. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options to purchase our Ordinary Shares. The fair value of the services received in exchange for the grant of the options is recognized as an expense in our statements of comprehensive loss with a corresponding adjustment to equity in our statements of financial position. The total amount is recognized as an expense ratably over the service period of the options, which is the period during which all vesting conditions are expected to be met.

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

For options granted in 2018, prior to the IPO, the fair value per Ordinary Share used in the Black-Scholes option pricing model was evaluated using a hybrid model that uses an option pricing model within each applicable exit scenario of our company. These valuations are highly subjective.

For the purpose of determining our enterprise value, prior to our IPO, we used the discounted cash flow, or DCF, method. Under the DCF method, our projected after-tax cash flows were discounted back to present value, using the discount rate. The discount rate, known as the weighted average cost of capital, or WACC, accounts for the time value of money and the appropriate degree of risk inherent in our business. The DCF method requires significant assumptions, in particular, regarding our projected cash flows and the discount rate applicable to our business.

Following the IPO, the fair value of our Ordinary Shares and IPO Warrants is determined based on the closing price of our Ordinary Shares and IPO Warrants on Nasdaq.

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

The following table summarizes the allocation of our share-based compensation expense:

	Year ended December 31,
	2019	2018 (1)	2017
	(in thousands)
Research and development	$701	$1,333	$323
General and administrative	782	(100)	4,562
Total	$1,483	$1,233	$4,885

(1)
The resignation of Mr. Beshar, the previous Chairman of our board of directors took effect on June 27, 2018. According to Mr. Beshar's options terms, options which had yet to fully vest were forfeited, therefore 453,050 options forfeited and were recognized in the consolidated statement of comprehensive loss as a reverse of expense under the General and administrative line item in the amount of $1.3 million.

Fair Value of Financial Liabilities Through Profit or Loss

Prior to our IPO, the Series A preferred shares and warrants to purchase Series A preferred shares, Series B preferred shares, Series B-1 preferred shares, warrants to purchase Series B preferred shares and liability to issue preferred shares and warrants were classified as financial liabilities because of the liquidation preference rights and conversion rights associated with the preferred shares and were measured at fair value through profit or loss at each balance sheet date. To determine the fair value of the convertible loans, preferred shares, and warrants, we used our judgment to select a variety of methods and made assumptions that were mainly based on market conditions existing at the end of each reporting period prior to the IPO. The estimated fair value of these liabilities might have been different if we had used different estimates and assumptions.

To determine the fair value of the convertible loans, which was a valuation that was not based on observable market data, or a level 3 valuation, the debt component was evaluated based on the discounting of future payments of the debt. The convertible components of the loans (the option to convert the principal amount of the loans and accrued interest into our Ordinary Shares, subject to adjustment), were evaluated based on a combination of the probability weighted expected return method and the back solve option pricing method model.

To determine the fair value of the preferred shares, warrants to purchase Series A preferred shares and warrants to purchase Series B preferred shares and Series B-1 preferred shares, we prepared a valuation of the fair value of each of these components. The components were evaluated using a combination of the probability weighted expected return method and a back solve option pricing method model.

As of December 31, 2019 and 2018, there were no convertible loans, preferred shares and warrants to preferred shares outstanding. The convertible loans, preferred shares and warrants to preferred shares were converted into Ordinary Shares or warrants to purchase Ordinary Shares of the Company upon the closing of the Company’s IPO in July 2018.

The fair value of our IPO Warrants at December 31, 2019 and 2018, is based on the quoted price on Nasdaq (Level 1 valuation) as of the respective date.

The fair value of the Investor Warrants, which is a valuation that is not based on observable market data, or a level 3 valuation, was determined based on the on the Monte-Carlo pricing model as of the issuance date and as of December 31, 2019.

The following parameters were used:
	December 31, 2019	July 2, 2018
Price per share*	$1.84-$2.07	865
Volatility	62%-63%	62%
	1.63%-1.71%	N/A
Risk free rate		-
Probability for IPO/shares registration	N/A	100%

⁎	The price per share as of July 2, 2018 was based on the quoted price on Nasdaq prior to the share split.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2018

	Year Ended December 31,		Increase (Decrease)
	2019	2018	$	%
	(In thousands, except for percentage information)
Revenues	$236	$500	$(264)	(53.0)
Cost of revenues	210		210	100
Operating expenses:
Research and development expenses, net	$7,199	$8,518	$(1,319)	(15.5)
General and administrative expenses	4,281	2,843	1,438	(50.6)
Operating loss	11,454	10,861	593	5.5
Financial income, net	(659)	(557)	102	18.3
Net loss	$10,795	$10,304	$491	4.7

Revenue

Revenues for the year ended December 31, 2019 and 2018 were $0.2 million and $0.5 million, respectively. In 2019, our revenues were attributable to R&D services provided to Amgen, whereas in 2018 revenues were attributable to the right to use our intellectual property granted to Amgen pursuant to the Amgen Agreement. For the accounting treatment see above “—Financial Overview—Critical Accounting Policies and Estimates—Revenue Recognition.” We did not generate any revenues prior to the signing of the Amgen Agreement.

Research and Development Expenses, Net

Research and development expenses for the year ended December 31, 2019 were $7.2 million, compared to $8.5 million for the year ended December 31, 2018, a decrease of $1.3 million. The decrease was primarily due to a reduction of $1.4 million in materials and production costs and a decrease of $0.6 million in share-based compensation. The decline in materials and production costs was driven primarily by significant manufacturing activities in 2018 to support our clinical trials and related pre-clinical activities that were not repeated in 2019. The decline in share-based compensation was due to the fact that there were no significant option grants to R&D personnel in 2019. These decreases were partially offset by an increase of $0.6 million in consulting expenses and fees related to the preparation of our IND application and the initiation of the Phase 2 clinical trial of EB613 as well as an increase of $0.2 million in depreciation and amortization expense due to IPR&D amortization commencing in December 2018 and the implementation of IFRS 16, “leases” commencing January 1, 2019.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2019 were $4.2 million, compared to $2.8 million for the year ended December 31, 2018. The increase of $1.4 million was primarily due to increases of $0.9 million in compensation related expenses, $0.3 million in directors’ fees and $0.2 million in insurance costs. The increase in compensation-related expenses was primarily due to the hiring of our new CEO in August 2019 and options granted during 2019 to our directors and executive officers, whereas in 2018 there was a reverse of expense due to options forfeited. The increase in directors’ fees in 2019 was generally due to hiring new directors after our IPO in 2018 and the increase of $0.2 million in insurance costs was due to a significant increase in the cost of Directors and Officers insurance.

Financial Income (Expenses), Net

Financial income, net for the year ended December 31, 2019 was $0.7 million, compared to $0.6 million for the year ended December 31, 2018. Our financial income is comprised mainly of gains resulting from the re-measurement of equity linked instruments that were liability classified and measured at fair value through profit and loss. Financial income, net for the year ended December 31, 2019 is comprised of financial income of $1.1 million related to a decrease in the fair value of the IPO Warrants, partially offset by financial expenses of $0.4 million due to the increase of the fair value of the Investor Warrants.

Financial income, net for the year ended December 31, 2018 resulted mainly from financial income of $0.4 million related to the change in the fair value of convertible loans, preferred shares and warrants to purchase preferred shares and income of $0.1 million related to an increase in the fair value of the IPO Warrants.

For the assumptions used in the valuation of the convertible loans, preferred shares components and warrants see above “—Financial Overview—Critical Accounting Policies and Estimate—Fair Value of Financial Liabilities Through Profit or Loss.”

A discussion with respect to a comparison of the results of operations of 2018 and 2017 is contained under “Item 5.A.– Results of Operations” our Annual Report on Form 20-F (File No. 001-38556) filed with the SEC on March 28, 2019.

5.B.          Liquidity and Capital Resources

Since inception, we have incurred significant losses. As a result of our recurring losses from operations, negative cash flows and lack of liquidity, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2019, expressing the existence of substantial doubt about our ability to continue as a going concern. For the years ended December 31, 2017, 2018 and 2019, our operating losses were $11.3 million, $10.9 million and $11.5 million, respectively. We expect to continue to incur significant expenses and losses for the next several years as we advance our products through development and provide administrative support for our operations. As of December 31, 2019, we had an accumulated deficit of $62.9 million. Since our inception and through December 31, 2019, we have raised a total of  $56.9 million, including $14.3 million from our Private Placement in December 2019 (of which $0.8 million were received in February 2020 as part of a separate closing with our shareholder D.N.A Biomedical), $11.2 million from our initial public offering and $31.3 million from sales of our Ordinary Shares, preferred shares, warrants, convertible loans and grants from IIA prior to our initial public offering. In addition, we have received $1.0 million under the Amgen Agreement. As of March, 15, 2020, we had cash and cash equivalents of $13.7 million. Our primary uses of cash have been to fund research and development, general and administrative and working capital requirements, and we expect these will continue to be our primary uses of cash.

Funding Requirements

We believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements into the second quarter of 2021.

We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates, and the extent to which we may enter into collaborations with third parties for development of these or other product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current and future product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of clinical trials for, and regulatory review of, EB613, EB612 and any other product candidates we may develop;

•	the costs of development activities for any other product candidates we may pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the impact of COVID-19, once known, on our clinical trials, regulatory timelines, business operations and financial stability; and

•	our ability to establish collaborations on favorable terms, if at all.

We are in the process of evaluating various financing alternatives in the public or private equity markets, government grants or through license of our technology to additional external parties through partnerships or research collaborations as we will need to finance future research and development activities, general and administrative expenses and working capital through fund raising. However, there is no certainty about our ability to obtain such funding.

We do not have any committed external sources of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our then-existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that may adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may include requirements to hold minimum levels of funding. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or collaborations, when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our oral PTH product candidates and any other product candidates that we would otherwise prefer to develop and market ourselves.

Our audited consolidated financial statements for the year ended December 31, 2019, included elsewhere in this Annual Report, note that there is substantial doubt about our ability to continue as a going concern as of such date; and in its report accompanying our audited consolidated financial statements included herein, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and lack of sufficient working capital raise substantial doubt as to our ability to continue as a going concern. This means that our management and our independent registered public accounting firm have expressed substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources. The audited consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that may be necessary should we be unable to continue as a going concern. If we are unable to finance our operations, our business would be in jeopardy and we might not be able to continue operations and might have to liquidate our assets. In that case, investors might receive less than the value at which those assets are carried on our financial statements, and it is likely that investors would lose all or a part of their investment.

Cash Flows

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	(audited) Year ended December 31,
	2019	2018
	(in thousands)
Cash used in operating activities	$(8,919)	$(9,796)
Cash provided by (used in) investing activities	3.946	(4,068)
Cash provided by financing activities	12,652	9,624
Net increase (decrease) in cash and cash equivalents	$7,679	$(4,240)

Net Cash Used in Operating Activities

Net Cash used in operating activities for the year ended December 31, 2019 was $8.9 million consisting primarily of our operating loss of $11.5 million which was partially offset by $1.5 million of share-based compensation, $0.3 million of depreciation and amortization expenses and a $0.7 million increase in our working capital.

Net Cash used in operating activities for the year ended December 31, 2018 was $9.8 million consisting primarily of our operating loss of $10.9 million which was partially offset by $1.2 million of share-based compensation and $0.3 million of issuance costs related to our initial public offering both of which were offset by an increase of $0.5 million in working capital.

The decrease in cash used in operating activities from 2018 to 2019 was mainly due to a decrease of $1.4 million in materials, clinical manufacturing and production capabilities, partially offset by an increase of $0.5 million in D&O insurance costs, directors fees and payments for working capital.

Net Cash Used in Investing Activities

Net Cash provided by investing activities for the year ended December 31, 2019 consisted primarily of the withdrawal of short-term bank deposits.

Net Cash used in investing activities for the year ended December 31, 2018 consisted primarily of our investment in short-term bank deposits.

Net Cash Provided by Financing Activities

Net Cash provided by financing activities for the year ended December 31, 2019 mainly resulted from net proceeds of $12.5 million from issuance of the Ordinary Shares and IPO Warrants in our private placement offering which was completed in December 2019.

Net Cash provided by financing activities for the year ended December 31, 2018 mainly resulted from net proceeds of $9.6 million from issuance of the Ordinary Shares and IPO Warrants in our initial public offering which was completed on July 2, 2018.

A discussion with respect to a comparison of the results of operations of 2018 and 2017 is contained under “Item 5.B.– Liquidity and Capital Resources” our Annual Report on Form 20-F (File No. 001-38556) filed with the SEC on March 28, 2019.

5.C.          [Reserved]

5.D.          Trend Information.

We are currently in a development stage and we expect to remain in that stage for the upcoming year, and therefore trends relating to production, sales, inventory, backlog and selling prices are not applicable. See “Item 5.–Operating and Financial Review and Prospects” for a summary of recent trends.

5.E.          Off-Balance Sheet Arrangements

 Since our inception, we have not engaged in any off-balance sheet arrangements.

5.F           Contractual Obligations

The following tables summarize our contractual obligations and commitments as of December 31, 2019 that will affect our future liquidity:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands)
Operating leases for facility and vehicles	$513	$175	$338	$-	$-
Total	$513	$175	$338	$-	$-

Severance Obligations

We have long-term liabilities for severance pay that are calculated pursuant to Israeli law generally based on the most recent salary of the relevant employees multiplied by the number of years of employment to the extent not covered by our regular deposits with defined contribution plans. As of December 31, 2019, our severance pay liability, net was immaterial. Because the timing of any such payments is not fixed and determinable, we have not included these liabilities in the table above.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 6.A.         Directors and Senior Management

The following table sets forth information relating to our executive officers and directors as of the date of this report. Unless otherwise stated, the address for our directors and executive officers is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel and 37 Walnut Street, Suite 300 Wellesley Hills, Massachusetts, U.S.

Name	Age	Position
Executive Officers
Adam Gridley	47	Chief Executive Officer and Director
Jonathan Lieber	50	U.S.-based Chief Financial Officer
Dana Yaacov-Garbeli	36	Israel-based Chief Financial Officer
Dr. Phillip Schwartz	58	President of Research and Development and Director
Dr. Hillel Galitzer	41	Chief Operating Officer
Dr. Arthur Santora	69	Chief Medical Officer
Non-Employee Directors
Gerald Lieberman(2)	73	Director, Chairman of the Board of Directors
Dr. Roger J. Garceau	66	Director, Chief Development Advisor
Zeev Bronfeld	68	Director
Yonatan Malca	53	Director
Faith L. Charles(1) (2) (3) (4)	58	Director, Chairman of the Compensation Committee
Miranda J. Toledano(1) (2) (3) (4)	43	Director, Chairman of the Audit Committee
Gerald M. Ostrov(2) (3) (4)	70	Director
Sean Ellis	45	Director
_____________________________
(1) External Director under Israeli law.
(2) Independent director in accordance with SEC regulations and Nasdaq rules requirements applicable to us.
(3) Member of the Compensation Committee.
(4) Member of the Audit Committee.

Our Senior Management

Adam Gridley has served as our Chief Executive Officer since August 2019 and as a director since November 2019. Mr. Gridley is currently a director and Executive Chairman at LifeSprout and a member of the board of advisors for Life Science Cares in Boston. From May 2014 to September 2019, Mr. Gridley previously served as the President and CEO, and a director of Histogenics Corporation (NASDAQ: HSGX), a cell therapy company developing products for the orthopedics market. Before joining Histogenics, Mr. Gridley served in several senior roles at Merz, a privately-held specialty healthcare company.  As Senior Vice President, Technical Operations at Merz, he led a variety of functions, including R&D, Manufacturing, Quality Operations, Finance and IT for a portfolio of aesthetics, dermatology, neurology and OTC products that generated annual revenues of over $300 million. Previously, Mr. Gridley was Senior Vice President of Corporate Development for BioForm Medical, which was acquired by Merz in 2010. His responsibilities included all business development, investor relations, strategic planning, and R&D functions, and he was part of the executive leadership team who led the Company’s $90 million IPO and subsequent acquisition by Merz for approximately $250 million in 2010.  Mr. Gridley holds a B.S. and a M.B.A. from the University of Denver.

Jonathan Lieber has served as our U.S based Chief Financial Officer since November 2019. Mr. Lieber currently serves as a managing director of Danforth Advisors LLC. From July 2015 through September 2019, Mr. Lieber was Chief Financial Officer of Histogenics Corporation (NASDAQ: HSGX) a cell therapy company developing products for the orthopedics market.  Prior to Histogenics, Mr. Lieber was Senior Vice President and Chief Financial Officer of Metamark Genetics, Inc., a privately held, urology-focused, molecular diagnostics company, from January 2014 to June 2015. From September 2012 to September 2013, Mr. Lieber served as the Chief Financial Officer and Treasurer of Repligen Corporation, a manufacturer and supplier of high-value consumables to the life sciences industry. From June 2009 to May 2012, Mr. Lieber served as Chief Financial Officer and Treasurer of Xcellerex, Inc., a privately held company engaged in the manufacture and sale of capital equipment and related consumables to the biopharmaceutical industry. Mr. Lieber received an M.B.A. in finance from the Stern School of Business of New York University and a B.S. in business administration from Boston University.

Dana Yaacov-Garbeli has served as our Israel-based Chief Financial Officer since June 2019. Ms. Yaacov-Garbeli is currently a partner at A2Z Finance Ltd, where she serves as an outsourced CFO to both private and publicly traded companies and provides additional consulting and accounting services. Ms. Yaacov-Garbeli previously served at PricewaterhouseCoopers Israel, including a short secondment to PricewaterhouseCoopers New York as a Senior Manager on audits of both public and privately held multi-national companies based in Israel, US and Europe, mainly in the pharmaceutical and biotech sectors. Ms. Yaacov-Garbeli holds a B.A in accounting and business management and an MBA in financial management from The College of Management and Academic studies. Ms. Yaacov-Garbeli  is a Certified Public Accountant in Israel.

Dr. Phillip Schwartz has served as our President of Research and Development since August 2019, and as our director since our inception in 2010. Dr. Schwartz has previously served as our Chief Executive Officer from our inception in 2010 to August 2019. Dr. Schwartz has more than 20 years of biotech and pharmaceutical industry experience. He previously served as the manager of clinical affairs at Endo Pharmaceuticals plc from 2005 to 2010 and at Serono from 2002 to 2005, and held multiple positions in medical affairs, business development and clinical trial development at each of Endo Pharmaceuticals plc and Serono. He has also worked as an external consultant for a number of venture capital firms. He has also consulted privately and served as an associate of Health Advances, LLC for more than 20 large biotech and pharmaceutical companies from 2000 to 2002. He has multiple publications in tier one peer-reviewed journals and has presented papers at numerous international conferences. He has also worked in the neurobiology laboratory of Nobel Laureate Professor Torsten Wiesel of the Rockefeller University. Dr. Schwartz holds a B.A. in psychology and architecture from Columbia University, an M.Sc. in immunology while studying under Professor Irun Cohen at the Weizmann Institute, and a Ph.D. in neurobiology/development/oncology from Harvard Medical School. In addition to his scientific training, Dr. Schwartz completed numerous clinical courses as part of his program at Harvard Medical School. After completing his Ph.D., Dr. Schwartz was a fellow in pediatric oncology at the Dana Farber Cancer Institute and an officer of Harvard University Medical School.

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

Dr. Arthur Santora has served as our Chief Medical Officer since September 2018. Dr. Santora has more than 30 years of experience in the biopharmaceutical industry. He spent the majority of his career in the clinical research team at Merck & Co., Inc., from June 1989 to March 2017, where he was the lead clinical research physician responsible for much of the clinical development of Fosamax® (alendronate sodium), one of the world’s most prescribed osteoporosis treatments. He was closely involved in the clinical development of Merck’s once-weekly Fosamax Plus D (alendronate sodium/ vitamin D3 combination tablets), the first drug/vitamin combination tablet in the US. His position at Merck immediately prior to his termination of services in 2017 was Scientific Associate Vice President of Clinical Research, where he was directly responsible for the technical and scientific support for all clinical research of Fosamax/Fosamax plus D and contributed to the development of many other osteoporosis and endocrine marketed and investigational drugs. Prior to joining Merck, he served as a Medical Officer at the US FDA and subsequently was a faculty member at Wayne State University Medical School in Detroit. Dr. Santora is a Clinical Associate Professor at the clinical faculty of Rutgers Robert Wood Johnson Medical School in New Brunswick, New Jersey. He has graduate training in Internal Medicine at Emory, and its Endocrinology and Metabolism subspecialty at the NIH in Bethesda. Dr. Santora received his M.D. and Ph.D. in biochemistry from Emory University in Atlanta.

Our Directors

Gerald Lieberman Mr. Lieberman has served as a member of our board of directors since April 2014 and became our Chairman in July 2019. Mr. Lieberman is also a member of the board of directors of Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA), a global leader in pharmaceuticals and the world’s largest generic drug developer and manufacturer, where he chairs the Audit Committee and serves on both the Human Resources and Compensation Committee and the Finance Committee. He also serves as Chairman of the Board of Directors of DosenRx, Ltd., a Digital health company that has developed a personalized, patient-controlled device for delivering medication. He is also currently a special advisor at Reverence Capital Partners, a private investment firm focused on the middle-market financial services industry. From 2000 to 2009, Mr. Lieberman was an executive at Alliance Bernstein L.P., where he served as President and Chief Operating Officer from 2004 to 2009, as Chief Operating Officer from 2003 to 2004 and as Executive Vice President, Finance and Operations from 2000 to 2003. From 1998 to 2000, he served as Senior Vice President, Finance and Administration at Sanford C. Bernstein & Co., Inc., until it was acquired by Alliance Capital in 2000, forming AllianceBernstein L.P. Prior to that, he served in various executive positions at Fidelity Investments and at Citicorp. Prior to joining Citicorp he was a certified public accountant with Arthur Andersen. He previously served on the board of directors of Forest Laboratories, LLC from 2011 to 2014, Computershare Ltd. from 2010 to 2012 and AllianceBernstein L.P. from 2004 to 2009. Mr. Lieberman received a B.S. Beta Gamma Sigma with honors in business from the University of Connecticut.

Dr. Roger J. Garceau has served as a member of our board of directors since March 2016, and as our Chief Development Advisor since December 2016. Dr. Garceau has more than 30 years of broad pharmaceutical industry experience. He has been a director of Enterome SA since December 2016, and a director of ArTara Therapeutics since January 2019. Prior to joining Entera, Dr. Garceau served as Chief Medical Officer and Executive Vice President of NPS Pharmaceuticals, Inc. since December 2008 and January 2013 respectively, until February 2015, when NPS Pharmaceuticals, Inc., then traded on Nasdaq, was acquired by Shire plc. (NASDAQ: SHPG). Previously, Dr. Garceau served in several managerial positions with Sanofi-Aventis (NYSE: SNY) from 2002 until 2008, and Pharmacia Corporation from 1986 until 2002. Dr. Garceau is a board-certified pediatrician and is a Fellow of the American Academy of Pediatrics. Dr. Garceau holds a B.S. in Biology from Fairfield University in Fairfield, Connecticut and an M.D. from the University of Massachusetts Medical School.

Zeev Bronfeld has served as a member of our board of directors since 2010 and as chairman of our board of directors from September 2014 until November 2016. Mr. Bronfeld has vast experience in the management and value building of biotechnology companies. Mr. Bronfeld currently serves on the board of directors of D.N.A Biomedical, Electreon Wireless Ltd. and The Trendlines Group Ltd. as well as on the board of director of a number of privately-held companies, including, Contipi Medical Ltd. and as the chairman of the board of TransBiodiesel Ltd. Furthermore, since 2003, Mr. Bronfeld serves as the chief executive officer of M.B.R.T Development and Investments Ltd. Until January 2017, he served as a director of Macrocure Ltd. and until December 2016, he served as a director of D. Medical Industries Ltd. and Nasvax Ltd. Mr. Bronfeld, is a co-founder of Bio-Cell Ltd., an Israeli publicly traded holding company specializing in biotechnology companies, and served as its chief executive officer from 1986 until December 2014. Between 2010 through July 2014, he served as the chairman of the board of Protalix BioTherapeutics, Inc. (NYSE: PLX) and has served as a member of its board of directors since 2006. Mr. Bronfeld holds a B.A. in Economics from the Hebrew University of Jerusalem.

Yonatan Malca has served as a member of our board of directors since 2011. Mr. Malca currently serves as a Chief Executive Officer and director of D.N.A Biomedical, a position he has held since 2010. Mr. Malca also serves as a director of Arko Holdings Ltd. (TASE: ARKO), Nextgen-Biomed LTD. (TASE: NXGN) and of Tamda Ltd. (TASE: TMDA), all of which are Israeli public companies. Mr. Malca also serves on the board of directors of a number of private companies, including as chairman of the board of directors of Cardioart Technologies Ltd., a medical device company, and Beamed Ltd., a medical device company (a subsidiary of D.N.A Biomedical). Mr. Malca holds a B.A. in Economics and Statistics from Bar-Ilan University and an M.A. in Economics and Finance from Bar Ilan University, Israel.

Faith L. Charles has served as a member of our board of directors since September 2018. Ms. Charles is a partner in the Corporate Transactions and Securities Practice, and the chair of the Life Sciences Group at Thompson Hine, LLP. since 2010. In March 2019, Ms. Charles, joined the board of Amydis Inc., a private pharmaceutical company developing compounds and tests for the early detection of Alzheimer’s and other Amyloid associate diseases. Since September 2018, Ms. Charles serves as a member of the board of Sandstone Diagnostics, Inc., a private technology and healthcare company focused on using centrifugal testing to improve healthcare. Since 2016, Ms. Charles serves as a member of the board of AgilVax Inc., a private biotechnology company focused on cancer immunotherapies and targeted infectious vaccines, and as a member of the board of Gilda’s Club New York City, an organization that provides medical, emotional and support services to cancer patients and their families. Ms. Charles also serves as steering committee member and Co- Founder, and has previously served as chair, of Metro NY Women in Bio, an organization of professionals committed to promoting careers, leadership and entrepreneurship for women in the life sciences industry, since 2013. From 2000 until 2010, Ms. Charles served as partner at Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. Prior to that, starting in 1986, Ms. Charles served as partner and associate at other law firms, where she focused on capital markets, licensing and other strategic collaborations and mergers and acquisitions for emerging and public companies. Ms. Charles holds a J.D. degree from The George Washington University Law School and a B.A. in Psychology from Barnard College, Columbia University. Ms. Charles is also a graduate of Women in Bio’s Boardroom Ready Program, an Executive Education Program taught by The George Washington University School of Business.

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

Gerald M. Ostrov has served as a member of our board of directors since January 2019. Mr. Ostrov consults and invests in new technologies in the medical device and consumer products fields. Mr. Ostrov currently serves on the board of directors of several privately held companies, including Mother’s Choice, a natural products company working with industry giants, Addon Optics, an innovative technology company, and Nuvo, a developer of next generation baby and mother health monitoring for both hospital and home use. From 2008 to 2010, he served as Chairman and CEO of Bausch & Lomb. There Mr. Ostrov led the stabilization, streamlining and pipeline building of Bausch & Lomb following its going-private transaction. From 1998 until 2006, Mr. Ostrov very successfully served as Company Group Chairman for Johnson & Johnson’s Worldwide Vision Care businesses. From 1991 to 1998, Mr. Ostrov worked for Johnson & Johnson and quickly rose to serve as Company Group Chairman of the Consumer and Personal Care businesses in North America. From 1982 to 1991, he served as President of CIBA Consumer Pharmaceuticals Company. From 1976 to 1982, he worked for the Health Care Division of Johnson & Johnson. From 1973 to 1976, Mr. Ostrov worked at Procter & Gamble. Mr. Ostrov holds a B.S. from Cornell and an M.B.A. from Harvard.

Sean Ellis has served as a member of our board of directors since June 2019. Mr. Ellis brings extensive knowledge of both life science industries and the U.S. financial markets, with a longstanding history in asset management. Mr. Ellis is a fund manager of Centillion Fund, a venture capital fund dedicated to Israeli investments, with a primary focus on investments in the biotech and healthcare industries. Centillion is one of Entera Bio’s earliest investors and largest shareholders. Mr. Ellis is also the Managing Partner and founder of Redstone Capital, a technology venture capital fund operating in Eastern Europe and funded by SBI Japan and others. He holds a BA from New York University and MBA from Columbia University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

6.B.          Compensation

Compensation of Executive Officers and Directors

The following table summarizes the compensation awarded to, earned by, or paid to each of our five most highly compensated directors and executive officers during the twelve months ended on December 31, 2019 (in U.S. dollars), excluding amounts paid to reimburse costs incurred in providing us services during such period:

Name	Position	Annual 2019 Compensation
		Base Salary and Related Benefits ($) (1)	Bonus ($)	Retirement, Service Fees and Other Similar Benefits ($)	Share Based Compensation ($) (2)	Total ($)
Dr. Phillip Schwartz (3)	President of Research and development and Director	367,408	-	7,809	$346,797	722,014
Mr. Adam Gridley (4)	Chief Executive Officer and Director	218,402	-		$249,576	467,978
Dr. Arthur Santora (5)	Chief Medical Officer	395,793	-		$49,686	445,479
Dr. Hillel Galitzer (6)	Chief Operating Officer	221,577	-	16,209	$129,607	367,393
Mrs, Faith Charles (7)	Director	59,702			$67,283	126,985

(1)
Includes base salary, social benefits and car allowances. The amounts shown in this column represent expenses recorded or to be recorded by the Company, calculated using the average monthly exchange rates of the relevant month in which the salary was recorded.

(2)
Reflects the associated annual expense recorded in our financial statements for the year ended December 31, 2019, based on the grant date fair value of the share-based compensation granted in exchange for the directors’ and officers’ services. The fair value amount is recognized as an expense over the course of the vesting period of the options (subject to any applicable accounting adjustments during that period).

(3)
Dr. Schwartz, who previously served as the Chief Executive Officer from January 1, 2019 through August 4, 2019, has served in his current position, effective August 5, 2019.  In November 2017, Dr. Schwartz was granted options to purchase 367,500 Ordinary Shares (with an exercise price of $6.31 per share) under our 2013 Equity Incentive Plan, of which 201,094 were vested as of March 15, 2020. The fair value of these options as of the grant date was $1,442,474.

(4)
Mr. Gridley was appointed as our Chief Executive Officer, effective August 5, 2019. In connection with his appointment, Mr. Gridley was granted options to purchase 696,587 Ordinary Shares (with an exercise price of $2.75 per share) under our 2018 Equity Incentive Plan, or the 2018 Plan, none of which were vested as of March 15, 2020. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on October 3, 2019. The fair value of these options as of the grant date was $1,074,186.

(5)
In January 2019, Dr. Santora was granted options to purchase 25,000 Ordinary Shares (with an exercise price of $3.97 per share) under our 2018 Plan, of which 12,500 were vested as of March 15, 2020. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on May 20, 2019. The fair value of these options as of the grant date was $67,078.

(6)
In November 2017, Dr. Galitzer was granted options to purchase 143,000 Ordinary Shares (with an exercise price of $6.31 per share) under our 2013 Equity Incentive Plan, of which 80,438 were vested as of March 15, 2020.The options will expire within 10 years from the grant date. The fair value of these options as of the grant date was $547,002.

(7)
In January 2019, Mrs. Charles was granted options to purchase 33,638 Ordinary Shares (with an exercise price of $3.97 per share) under our 2018 Plan, of which 14,015 were vested as of March 15, 2020. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on May 20, 2019. The fair value of these options as of the grant date was $88,414.

The aggregate compensation paid and the associated annual expense relating to equity-based compensation and other payments expensed by us to all of our directors and executive officers with respect to the year ended December 31, 2019 was $2.9 million. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

As of December 31, 2019, options to purchase a total of 2,030,618 Ordinary Shares granted to our current directors and executive officers were outstanding under our Share Incentive Plan, or the 2013 Plan, and under our 2018 Plan, including options to purchase 33,638 Ordinary Shares granted to Mr. Sean Ellis and 30,385 Ordinary Shares granted to Mr. Jonathan Lieber, each approved by our shareholders on February 18, 2020. The weighted average exercise price of options as of December 31, 2019, was $4.19 per share. For more information regarding our 2013 Plan and 2018 Plan, see “Item 6.E.—Share Ownership—Equity Incentive Plans.”

Under the Companies Law, a shareholder-approved compensation policy must serve as the basis for decisions concerning the terms of employment or engagement of our executive officers. For more information, please see “Item 6.C.—Board Practices—Compensation Policy.”

The total amounts set aside or accrued by the company or its subsidiary to provide pension, retirement or similar benefits for our executive officers and directors in 2019 amounted to approximately $70,000.

Compensation of Directors

The aggregate amount paid by us to our directors for the year ended December 31, 2019, was approximately $367,000. This amount does not include reimbursements or coverage of expenses.

Each non-executive (including non-employee) director is entitled to receive an annual cash payment as well as participation fees for attendance at board meetings and service on one or more board committees. Such amounts are equal to the maximum fixed statutory amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, or Compensation Regulations, for companies with equity size and value similar to ours, subject to certain reliefs included in Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and further subject to adjustments. Each non-executive director is also entitled to reimbursements or coverage of expenses (including travel expenses).

In the event that a non-executive director serves as a member of the board of directors during only part of a year, a pro rata portion of the annual fee will be paid. Participation fees are paid, as applicable, by virtue of participation on one or more committees in which the non-executive directors are members, and for participation in meetings of the board of directors or written resolutions of such committee or the board of directors. The annual fee and the participation fees are paid on a quarterly basis.

On May 20, 2019, our shareholders also approved the grant of options to purchase 33,638 Ordinary Shares under the Company’s 2018 Plan, with an exercise price of $3.97, to each non-executive director then in office. Such options vest over three years in twelve quarterly installments starting on September 27, 2018, except that the vesting period of the options granted to Mr. Ostrov commenced on January 8, 2019, following his appointment. In addition, on February 18, 2020, our shareholders approved the grant of options to Mr. Ellis to purchase 33,638 Ordinary Shares under the Company’s 2018 Plan, with an exercise price of $2.53, which vest over three years in twelve equal quarterly installments starting June 24, 2019, following his appointment.

In addition, we have entered into service agreements with one of our non-executive directors. For information with respect to compensation arrangements with our directors that are also executive officers or employees, see “Item 7.B.—Related Party Transaction—Service and Employment Agreements.”

Exculpation, Insurance and Indemnification of Directors and Officers

We have obtained, subject to shareholder approval, directors and officers liability insurance for the benefit of our office holders. In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our Articles and Israeli Law. For more information, please see “Item 6.C.—Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers”.

6.C.          Board Practices

Board of Directors

Under the Companies Law, our board of directors is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the terms of the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors (unless the board of directors has delegated the ability to appoint such other executive officers to the chief executive officer, either alone or together with other persons designated by the Board), and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our board of directors currently consists of ten directors, including our two external directors, Ms. Faith L. Charles and Ms. Miranda J. Toledano, whose appointment fulfills the requirements of the Companies Law. See “—External Directors.” In addition, these two directors qualify as independent directors under the corporate governance standards of the Nasdaq rules and the audit committee independence requirements of Rule 10A-3 of the Exchange Act. Mr. Gerald Lieberman and Mr. Gerald M. Ostrov also satisfy the independence requirements of the Nasdaq rules and the Exchange Act.

According to our Articles, the number of members of our board of directors must be at least three and cannot be more than ten. Our board of directors, other than external directors, is divided into three classes, with staggered three-year terms and one director class coming up for election each year. The Class I directors were re-elected at our 2018 annual meeting of shareholders to serve until our annual meeting of shareholders in 2021. The Class II directors were re-elected at our 2019 annual meeting of shareholders to serve until our annual meeting of shareholders in 2022. Our Class III directors will serve until our 2020 annual meetings of shareholders. The members of the classes as of the date hereof is divided as follows:

•	the Class I directors are Zeev Bronfeld and Roger Garceau;

•	the Class II directors are Phillip Schwartz and Yonatan Malca; and

•	the Class III director is Gerald Lieberman.and Gerald M. Ostrov.

Mr. Sean Ellis and Mr. Adam Gridley were also appointed by our board to serve as our director in June and November 2019, respectively. Mr. Ellis and Mr. Gridley will serve until our annual meeting of shareholders in 2020.

External Directors are elected at shareholder meetings as described under “—External Directors” below.

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

Under the Companies Law and our Articles, nominees for directors may also be proposed by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been given to our Secretary (or, if we have no such Secretary, our Chief Executive Officer). Any such notice must include certain information, including, inter alia, a description of all arrangements between the nominating shareholder and the proposed director nominee and any other person pursuant to which the nomination is to be made by the nominating shareholder, the consent of the proposed director nominee to serve as our director if elected and a declaration signed by the nominee declaring that there is no limitation under the Companies Law preventing his or her election, and that all of the information that is required under the Companies Law to be provided to us in connection with such election has been provided.

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

Under the Companies Law, our board of directors must also determine the minimum number of directors who are required to have accounting and financial expertise (regardless of the requirement to appoint an external director with accounting and financial expertise, as provided below under “—External Directors”). In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one. Our board of directors has determined that Mr. Gerald Lieberman has financial and accounting expertise as defined in the regulations promulgated under the Companies Law, or Financial and Accounting Expertise.

Our board has further determined that Ms. Miranda J. Toledano, an external director, also has Financial and Accounting Expertise. In addition, our board of directors has determined that Ms. Toledano, who has been nominated to serve on our audit committee, is financially literate as determined in accordance with the Nasdaq rules and is qualified to serve as an audit committee financial expert as defined by SEC rules, or Audit Committee Financial Expert.

Other than with respect to our directors that are also executive officers or employees, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company. For information with respect to compensation arrangements with our directors that are also executive officers or employees, see “Item 7.B.—Related Party Transactions—Service and Employment Agreements,” “Item 7.B.—Related Party Transactions—Indemnification Agreements and Directors’ and Officers’ Liability Insurance,” and “Item 7.B.—Related Party Transactions—Employment Agreements with Executive Officers.”

Chairman of the Board

In accordance with our Articles, our board of directors is required to appoint one or more of its members to serve as chairman of the board of directors. Our board of directors has appointed Mr. Gerald Lieberman to serve as chairman of our board of directors.

Arrangements for Election of Directors

Pursuant to the terms of the Amended and Restated Investors’ Rights Agreement among us, the Centillion Fund, or Centillion, and the other parties thereto, for as long as Centillion and its affiliates hold an aggregate of at least 10% of our issued and outstanding Ordinary Shares, we will nominate, if so requested by Centillion and as permitted by applicable law, a designee of Centillion for election by our shareholders as a member of our board of directors and will recommend that our shareholders vote in favor of such election. As of December 31, 2019, Centillion holds approximately 7.70% of our issued and outstanding Ordinary Shares.

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

Under the Companies Law, external directors must be elected at a shareholder meeting by a simple majority of the votes cast on the matter, provided that (i) such majority includes a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares held by shareholders who do not have a personal interest (as described herein, in sub-section (i)) who voted against the election did not exceed 2% of our aggregate voting rights in the Company. External directors serve for up to three terms of three years each. Even if an external director is not nominated by our board of directors for re-election for a second or third term, the external director may be nominated for re-election by either (i) one or more shareholders holding at least 1% of our voting rights, or (ii) the external director itself. If nominated by our board of directors, the re-election should be approved by the same process for initial election as described hereinabove. If nominated by one or more shareholders holding at least 1% or by the external director itself, the re-election can be approved by a simple majority, provided that (i) votes cast by controlling shareholders and shareholders who have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) and abstentions are not taken into account, (ii) the votes cast by such non-controlling and disinterested shareholders for approval of the election exceed 2% of our aggregate voting rights, and (iii) the external director has no affiliations listed in Section 245(a1)(1)(c) of the Companies Law. A term of an external director may be terminated prior to expiration only by a shareholder vote (by the same threshold required for election), or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director violates his duty of loyalty to us.

Each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee. Ms. Faith L. Charles and Ms. Miranda J. Toledano were elected to serve as our external directors in our 2018 annual meeting of shareholders. The term of office of each of Ms. Charles and Ms. Toledano as an external director will expire in September 2021.

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

Under Nasdaq rules and SEC regulations applicable to foreign private issuers, we are required to maintain an audit committee consisting of independent directors, one of whom has accounting or related financial management expertise and qualifies as an Audit Committee Financial Expert as such term is defined in Item 407(d)(5) of Regulation S-K of the Securities and Exchange Act of 1934.

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

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules and regulations of the SEC and the Nasdaq, as well as the requirements for such committee under the Israeli Companies Law, including: (a) oversight of our independent auditor and appointment, pre-approval of the engagement, compensation, retention or termination of engagement of our independent auditor (subject to shareholder ratification), and examination of the scope of work and fees of the independent auditor and submission of recommendations to our shareholders; (b) review of the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor’s senior personnel that are providing audit services to the Company; (c) meeting with the Company’s management and independent auditor to discuss certain issues regarding the annual audit, separately meeting the independent auditor to discuss certain other audit issues regarding the annual audit, reviewing our annual audited financial statements and quarterly financial statements with management and the independent auditor, including a review of our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with respect to the annual audit, determining whether to recommend to the board of directors that the audited financial statements be included in the Company’s Annual Report for the fiscal year subject to the audit; (d) discuss with management and the independent auditor the Company’s earnings press releases, as well as financial information and earnings outlook provided to analysts and rating agencies; (e) reviewing any impairment in the management of the Company’s business, and suggesting an appropriate course of action to the board of directors; (f) to the extent required under applicable law, (i) conduct an appropriate review and oversight of all “related party transactions” for potential conflict of interest situations on an ongoing basis, as required under applicable law, and approve such transactions, where required; (ii) decide if an action of an officer is “material”; and (iii) decide if a transaction of the Company with an officer or controlling shareholder (or in which they have a personal interest) is an extraordinary transaction, or Extraordinary Transaction, and the way in which a non-redundant transaction, or Non-redundant Transaction, shall be approved, including such type of Non-redundant Transaction which shall require the approval of the Committee; (g) discuss with the independent auditor and any other organ of the Company as the committee deems appropriate at its sole discretion, any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Company’s financial statements, financial reporting process, accounting policies or internal audit function; (h) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding impairment in the business management, accounting, internal accounting controls or auditing matters and establish procedures for the confidential and anonymous submission by employees regarding questionable accounting or auditing matters; (i) providing the Company with the report with respect to the audited financial statements for inclusion in each of the Company’s annual proxy statements; (j) reporting regularly to, and review with the board of directors any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor, the performance of the Company’s internal audit function, the internal auditor’s work plan or any other matter the committee determines necessary or advisable to report to the board of directors, including any new or proposed accounting policies to be adopted by the Company or any new standards promulgated by the SEC or other regulatory body; (k) at least annually, performing an evaluation of the performance of the committee and its members, and, annually reviewing and re-assessing the committee’s charter and submitting any recommended changes to the board of directors for its consideration; (l) without otherwise limiting or impacting the responsibilities of any other committee of the board of directors pursuant to applicable law, proposing the appointment, termination and replacement of the internal auditor to the board of directors as required under the Companies Law; (m) examining the internal audit function and performance and if he/she has reasonably sufficient resources and tools in order to perform his or her role, taking into account the Company’s special needs and size; (n) setting clear hiring policies for employees or former employees of the Company’s independent auditor; (o) discussing the Company’s information security, business continuity programs and controls and systems to monitor and manage business risk; and (p) any other responsibilities which may be assigned from time to time by the Company’s board of directors.

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

Our compensation committee consists of Faith L. Charles (Chairman), Miranda J. Toledano and Gerald M. Ostrov. Our compensation committee satisfies the requirements of the Companies Law, but not Nasdaq rules applicable to compensation committees, which the Company has chosen to opt out of as a foreign private issuer. Nevertheless, each member of our compensation committee is independent under Nasdaq rules. Ms. Faith L. Charles and Ms. Miranda J. Toledano, members of our compensation committee, serve as our external directors. See “Item 16.G.—Corporate Governance Practices” below.

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

The compensation policy must serve as the basis for decisions concerning the terms of employment or engagement of office holders, including exculpation, insurance, indemnification, indemnification undertakings and any monetary payment and obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, inter alia, the company’s risk management, size and the nature of its operations.

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

A compensation policy must also include the following principles: (a) the link between variable compensation and long-term performance and measurable criteria; (b) the ratio between variable and fixed compensation, and the ceiling for the value of variable compensation; (c) the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; (d) the minimum holding or vesting period for variable, equity-based compensation; and (e) maximum limits for severance.

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

In 2017, in determining the compensation of certain executive officers, including bonus amounts, in 2018 in determining our compensation policy and in 2019 in determining the compensation of our chief executive officer the compensation committee retained the services of a compensation consultant, Brightman Almagor Zohar & co., or Deloitte, to conduct a comparative survey of the compensation of such office holders. The 2017 and 2018 surveys examined the publicly-reported cash and equity compensation of chief executive officers and other executive officers, of 8 comparable Israeli pharmaceutical and biotechnology companies. The 2019 comparative survey examined the publicly-reported cash and equity compensation of board members of 9 comparable U.S., and 6 comparable Israeli pharmaceutical and biotechnology companies.

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, inter alia, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, an officer or director of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or any person on its behalf. An “interested party” means any person who serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. In January 2019, Ms. Irena Ben-Yakar from Deloitte was appointed as the Company’s internal auditor.

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

6.D.          Employees

As of December 31, 2019, we had 24 employees and consultants based in Israel, including 20 full-time employees, threepart time employees, and one part-time consultant who serves as our Israel-based CFO. In addition, we had six employees and consultants based in the U.S., including one full time employee, our CEO, and five additional part-time consultants, including our CMO and U.S-based CFO. Six of our employees and consultants have either PhDs or MDs. The distribution of our full-time employees according to main areas of activity is set forth in the following table:

Employees
Area of Activity:
Research and development	15
General and administrative	6
Total	21

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. While we are not, and none of our employees is, party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses. We generally provide our employees with benefits and working conditions beyond the required minimums. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

6.E.          Share Ownership

The following table provides information with respect to our securities held by our directors and executive officers as of March 15, 2020:

Name	Type of Security	Number of Securities(1)	Options/warrants Exercise Price ($)	Options/ warrants Exercise Date	Expiration Date	Percent of Shares Outstanding(2)

Dr. Phillip Schwartz	Shares	578,630		-
	Options	357,500	6.31	11/23/2021	11/23/2023
						4.36%
Mr. Adam Gridley	Options	696,598	2.75	08/05/2023	08/05/2029	-
Dr. Arthur Sentora	Options	25,000	3.97	1/16/2022	1/17/2029	*
Dr. Hillel Galitzer	Shares	36,010
	Options	143,000	6.31	11/15/2021	11/15/2023
						*
Mrs. Faith Charles	Options	33,638	3.97	09/27/2021	1/17/2029	*

* Less than 1%
(1) As of March 15, 2020.
(2) The percent of shares outstanding held by each beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership, generally, includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, unless described otherwise within the footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of March 15, 2020 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

On May 20, 2019, and on February 18, 2020, our shareholders approved the grant of options to certain of our non-executive directors. See “Item 6.B.—Compensation—Compensation of Executive Officers and Directors— Compensation of Directors.”

Equity Incentive Plans

Share Incentive Plan

On March 17, 2013, our board of directors approved our 2013 Plan for the granting of stock options, restricted share units, restricted share awards and performance-based awards, in order to provide incentives to our employees, directors, consultants and/or service providers. As of December 31, 2019, 1,680,469 Ordinary Shares were issuable upon the exercise of outstanding awards under the 2013 Plan, at a weighted-average exercise price of $5.89 per share. Of the foregoing outstanding awards, options to purchase 1,481,764 Ordinary Shares, in the aggregate, had vested under the 2013 Plan as of that date, with a weighted-average exercise price of $5.82 per share.

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

The 2013 Plan is administered by our board of directors or by a committee appointed by our board of directors. Upon the completion of our initial public offering, the remaining pool of reserved Ordinary Shares under the 2013 Plan was cancelled, and the only reserved Ordinary Shares available for grants to our employees, directors, consultants and service providers in the future are those under the 2018 Plan.

2018 Equity Incentive Plan

On July 2, 2018, in connection with the consummation of our initial public offering, our board of directors approved our 2018 Plan, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level. The 2018 Plan governs issuances of equity incentive awards from and after the closing of our initial public offering. The maximum number of Ordinary Shares initially available for issuance under equity incentive awards granted pursuant to the 2018 Plan could not exceed 12% of the total outstanding Ordinary Shares as of the time of adoption. On January 1, 2019 and on January 1 of each calendar year thereafter, an additional number of shares equal to 5% of the total outstanding Ordinary Shares on such date (or any lower number of shares as determined by our board of directors) have and will become available for issuance under the 2018 Plan. As of December 31, 2019, a total of 207,563 Ordinary Shares representing 6.53% of the total outstanding shares as of that date remained available for issuance under the 2018 Plan. In January 2020, pursuant to the annual evergreen provision and following the approval of our board of directors, an additional 893,234 Ordinary Shares, equal to 5% of the total outstanding shares as of January 1, 2020, became available for issuance under the 2018 Plan.

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

According to our transfer agent, as of March 15, 2020, there were 92 record holders of our Ordinary Shares, among whom 75 are U.S. holders who beneficially own less than 50% of our Ordinary Shares. None of our shareholders has different voting rights from other shareholders.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership, generally, includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, unless described otherwise within the footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of March 15, 2020 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of Ordinary Shares beneficially owned is based on 18,202,237 Ordinary Shares outstanding as of March 15, 2020. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel and 37 Walnut Street, Suite 300 Wellesley Hills   Massachusetts, U.S.

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
D.N.A Biomedical Solutions Ltd.(1)	3,762,959	20.48%
Gakasa Holdings LLC(2)	2,374,275	12.61%
Capital Point Ltd.(3)	1,604,820	8.78%
Centillion Fund, Inc.(4)	1,402,310	7.59%
Menachem Ehud Raphael(5)	1,475,237	7.89%
Executive Officers and Directors:
Zeev Bronfeld(6)	3,779,778	20.56%
Yonatan Malca(7)	3,779,778	20.56%
Dr. Phillip Schwartz(8)	802,848	4.36%
Gerald Lieberman(9)	312,737	1.70%
Dr. Roger J. Garceau(10)	363,220	1.96%
Dr. Hillel Galitzer(11)	125,385	*
Jonathan Lieber(12)	7,596	*
Dr. Arthur Santora(13)	14,065	*
Faith L. Charles(14)	16,819	*
Miranda J. Toledano(15)	16,819	*
Gerald M. Ostrov(16)	14,016	*
Sean Ellis(17)	8,410	*
Adam Gridley	-	-
Dana Yaacov-Garbeli	-	-
All Directors and Executive Officers as a Group (14 persons)(18)	1,715,552	8.94%

* Less than 1%

(1)
Based partly on the Schedule 13G/A filed by D.N.A Biomedical with the SEC on February 18, 2020 regarding its holdings. Zeev Bronfeld is the controlling shareholder of D.N.A Biomedical. By reason of such control, Zeev Bronfeld may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the shares beneficially owned by D.N.A Biomedical.  Mr. Bronfeld disclaims beneficial ownership of the shares held by D.N.A Biomedical. D.N.A’s holdings consisted of: (i) 3,256,630 Ordinary Shares as reported, (ii) 337,553 Ordinary Shares and (iii) Investor Warrants to purchase 168,776 Ordinary Shares exercisable within 60 days as of March 15, 2020, issued to D.N.A on February 18, 2020 following our shareholders’ approval of D.N.A’s participation in our Private Placement. D.N.A’s address is at Shimon Hatarsi 43 St., Tel Aviv, Israel.

(2)
Consists of (i) 1,741,363 Ordinary Shares and (ii) warrants to purchase 632,912 Ordinary Shares, exercisable within 60 days as of March 15, 2020. Gakasa Holdings LLC’s address is 201 S. Biscayne Blvd., Suite 800, Miami, Florida.

(3)
Based solely on the Schedule 13G/A filed by Capital Point Ltd. with the SEC on February 13, 2020 regarding its holdings as of December 31, 2019.  Capital Point Ltd. reported that its holdings comprised of (i) 1,521,520 Ordinary Shares, and (ii) warrants to purchase 83,300 Ordinary Shares exercisable within 60 days as of March 15, 2020. Capital Point Ltd.’s address is at 1 Azrieli Towers Tel Aviv, 67021 Israel.

(4)
Based on solely the Schedule 13G/A filed by Centillion Fund, Inc. with the SEC on March 11, 2020 regarding its holdings as of December 31, 2019. Centillion Fund Inc. reported that its holdings comprised of i) 1,131,130 Ordinary Shares and (ii) warrants to purchase 271,180 Ordinary Shares, exercisable within 60 days as of March 15, 2020. Centillion Fund, Inc.’s address is at 10 Manoel Street, Castries, Saint Lucia.

(5)
Based solely on the Schedule 13G filed by Menachem Ehud Raphael with the SEC on March 9, 2020 regarding its holdings as of December 31, 2019. Menachem Ehud Raphael further reported that its holdings consist of (i) 975,258 Ordinary Shares, and (ii) 499,979 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days as of December 31, 2019. Menachem Raphael’s address is at 12 Ha’seora, Tel Aviv, Israel.

(6)
Based on the Schedule 13G/A filed by Mr. Zeev Bronfeld with the SEC on February 18, 2020 regarding its holdings as of December 31, 2018. Mr. Bronfeld is the controlling shareholder of D.N.A Biomedical. By reason of such control, Mr. Bronfeld may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the shares beneficially owned by D.N.A Biomedical. Mr. Bronfeld disclaims beneficial ownership of the shares held by D.N.A Biomedical. D.N.A holdings comprised of: (1) 3,256,630 Ordinary Shares as reported, and (ii) on February 18, 2020 following our shareholders’ approval of D.N.A investment, we issued to D.N.A  337,553 Ordinary Shares and warrants to purchase 168,776 Ordinary Shares exercisable within 60 days as of March 15, 2020. In addition, his holdings consist of 16,819 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.

(7)
Mr. Yonatan Malca is the CEO and a director of D.N.A Biomedical. In addition, his holdings consists of 16,819 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.

(8)	Consists of (i) 579,410 Ordinary Shares and (ii) 223,438 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(9)
Consists of (i) 97,872 Ordinary Shares, (ii) 175,159 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020, and (iii) warrants to purchase 39,706 Ordinary Shares.

(10)
Consists of (i) 4,940 Ordinary Shares (ii) 356,330 Ordinary Shares underlying options to acquire Ordinary Shares,  exercisable within 60 days of March 15, 2020, and (iii) warrants to purchase 1,950 Ordinary Shares.

(11)	Consists of (i) 36,010 Ordinary Shares and (ii) 53,625 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(12)	Consists of 7,596 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(13)	Consists of 14,065 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(14)	Consists of 16,819 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(15)	Consists of 16,819 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(16)	Consists of 14,016 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(17)	Consists of: 8,410 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 15, 2020.
(18)	Consists of (i) 718,232 Ordinary Shares, (ii) options to acquire 955,664 Ordinary Shares, exercisable within 60 days of December 31, 2019, and (iii) warrants to purchase 41,656 Ordinary Shares.

Changes in Ownership of Major Shareholders

During the last three years, there were significant changes in percentage ownership by major shareholders (i.e., holders of 5% or more of our Ordinary Shares), including as detailed below:

•	D.N.A Biomedical, a major shareholder, beneficially owned 34.8% of the Company at the time of our IPO, but owned 18.23% as of December 31, 2019.

•	Gakasa Holdings LLC, a new major shareholder, beneficially owned 13.04% of the Company as of December 11, 2019.

•	Centillion Fund, Inc., a major shareholder, beneficially owned 17.3% of the Company at the time of our IPO, but owned 7.59% as of December 31, 2019.[6]

•	Pontifax Management 4 GP (2015) Ltd., a former significant shareholder, ceased to beneficially own more than 5% of the Company in 2019, and owned 1.3% as of December 31, 2019.

•	Phillip Schwartz, a former significant shareholder, ceased to beneficially own more than 5% of the Company in 2019, having dropped to 4.32% as of December 31, 2019.

7.B.          Related Party Transactions

For information regarding compensation of our directors and officers, see “Item 6.B.–Compensation.”

Private Placement

Between December 2019 and February 2020, we entered into a private placement offering (the “Private Placement”), with a group of accredited investors, or the Investors, including D.N.A Biomedical, our largest shareholder, Mr. Gerald Lieberman, the chairman of the board, Menachem Ehud Raphael and Gakasa Holdings LLC, both significant shareholders of the Company, for an aggregate gross proceeds of $14.3 million from the sale of an aggregate amount of 6,047,706 Ordinary Shares, at a price of $2.37 per share. In addition, we granted the Investors and certain finders an aggregate of 3,300,646 three-year Investor Warrants to purchase up to an additional 3,300,646 Ordinary Shares at an exercise price in the range of $2.37 and $2.96 per share.

On the first closing, dated December 11, 2019, we received gross proceeds of $11.8 million from the sale of 4,982,301 Ordinary Shares. In addition, as part of the first closing of the Private Placement, we granted the Investors and certain finders an aggregate 2,693,573 warrants to purchase up to an additional 2,693,573 Ordinary Shares.  As part of the first closing, Mr. Gerald Lieberman has invested an amount of $150,000 and was issued 63,292 Ordinary Shares and 31,646 Investor Warrants to purchase up to an additional 31,646 Ordinary Shares.

On the second closing, dated December 18, 2019, we received gross proceeds of $1.7 million from the sale of 727,852 Ordinary Shares. In addition, as part of the closing of the second closing, we granted the Investors and certain finders an aggregate 438,296 Investor Warrants to purchase up to an additional 438,296 Ordinary Shares.

On the final closing of the Private Placement, which occurred on February 18, 2020, we received gross proceeds of $0.8 million from D.N.A Biomedical, our principal shareholder, from the sale of 337,553 Ordinary Shares. In addition, as part of final closing, we granted D.N.A Biomedical an aggregate of 168,776 Investor Warrants to purchase up to an additional 168,776 Ordinary Shares.

For further information with respect to the Private Placement, see “Item 10. Additional Information—C. Material Contracts—Private Placement.” For further information with respect to the Investor Warrants, see “Item 10. Additional Information—A. Share Capital—Investor Warrants.”

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Service and Employment Agreements

Mr. Adam Gridley

We entered into an Employment Agreement, effective as of August 2019, with Mr. Adam Gridley, in connection with his appointment as our Chief Executive Officer and a member of our board of directors. Pursuant to the agreement, Mr. Gridley is entitled to an annual base salary of $475,000 and an annual bonus of up to 50% of his base salary (up to $237,500), subject to achieving key performance indicators as determined by the compensation committee and Mr. Gridley’s continued employment through the payment date. Additionally, Mr. Gridley is eligible to participate in the Company’s standard full-time employment benefits that are offered by the Company from time to time, which currently include medical, short term disability and 401(k) benefits. Mr. Gridley is also generally entitled to reimbursement for travel and other business expenses and other benefits, including, vacation, holidays and sick leave. Subject to applicable law, as long as Mr. Gridley is employed by the Company, he is also covered by our D&O insurance policy.

We have also granted Mr. Gridley options to purchase 696,591 Ordinary Shares under the 2018 Plan, effective as of August 2019, at an exercise price of $2.75, with 25% of the options vesting on the first anniversary of his employment commencement date, and the remaining 75% of the options vesting in equal quarterly increments over the following three (3) years, so long as he remains employed on a full time basis (irrespectively if he continues to serve as our director). In the event of a Change in Control (as defined in the 2018 Plan) any outstanding unvested options shall vest and become fully exercisable (as long as Mr. Gridley continues to provide services to the Company at that time).

Mr. Gridley’s employment can be terminated by either the Company or Mr. Gridley for any reason (or for no reason), at any time, provided that if the termination is without Cause, thirty (30) days’ prior written notice will be required by either party. The Company may elect to pay the applicable portion of Mr. Gridley’s annual base salary during the notice period in lieu of providing notice. In the event Mr. Gridley’s employment is terminated by the Company without Cause, or if Mr. Gridley resigns for Good Reason, he will be entitled to receive (i) a lump sum severance payment equal to one times his then-effective annual base salary and (ii) a pro-rata portion of the then-applicable bonus payment. For the definitions of “Cause” and “Resignation for Good Reason,” please see “Proposal 1” under the Company’s Proxy Statement on Form 6-K (File No. 001-38556) filed with the SEC on August 29, 2019.

In March 2020, the board of directors approved a one- time bonus in the amount of $110,000 to Mr. Gridley, subject to shareholders approval.

Dr. Phillip Schwartz

In June 2019, we amended the terms of the compensation of Dr. Phillip Schwartz in connection with the termination of his office as our Chief Executive Officer and his appointment as President of Research and Development. Under the terms of the amendment, the 357,000 options granted to Dr. Schwartz in November 2017 that remained outstanding will continue to vest so long as Dr. Schwartz continues to be employed as an officer of the Company (irrespectively if he continues to serve as our director). If Dr. Schwartz’s employment with the Company is terminated either by him for Good Reason or by the Company for any reason other than for Cause, then 100% of such options will be accelerated and fully vested and exercisable as of such date of termination. In the case of his involuntary termination for Good Reason, the exercise window of the options will be extended by a twelve (12) month period. For the definitions of “Good Reason” and “Cause,” please see “Proposal 2” under the Company’s Proxy Statement on Form 6-K (File No. 001-38556) filed with the SEC on August 29, 2019. Further, under the terms of the amendment, in the event of a termination of Dr. Schwartz’s employment, Dr. Schwartz is required to give six (6) months’ prior notice to the Company, and the Company is required to provide Dr. Schwartz with advance notice of one (1) month. On the last day of Dr. Schwartz’s employment, the Company shall pay him severance in a lump sum in an amount equal to six (6) months of his then-current base salary, as well as all accrued and unused vacation days and any accrued and unpaid bonuses (to the extent that Dr. Schwartz is entitled to such bonus as of the termination date).

In March 2020, the board of directors determined to amend the terms of compensation of Dr. Schwartz, our President of Research and Development, subject to shareholders approval. Under the amended terms, Dr. Schwartz will be entitle to an annual base salary of $293,164, effective January 1, 2020. In addition, Dr. Schwartz is entitled to a one- time bonus in the amount of $30,000.

Mr. Jonathan Lieber

In November 2019, we entered into Consulting Agreement with Danforth Advisors, LLC, or Danforth, for the provision of certain investor relations activities, U.S. financing activities and support finance team services, including CFO services, to be rendered by Mr. Jonathan Lieber. The agreement is for an unlimited term, subject to a termination of Mr. Lieber’s services for Cause, which requires thirty (30) days’ prior written notice , or termination without Cause, which requires sixty (60) days’ prior written notice.“Cause,” includes (i) a breach of the terms of the agreement which is not cured within thirty days of written notice of such default, or (ii) the commission of any act of fraud, embezzlement or deliberate disregard of a rule or policy of the Company.

Pursuant to the agreement, Danforth is entitled to a fee of $350 per hour for the provision of CFO services by Mr. Lieber. Mr. Lieber generally provides approximately 16 hours per week of service, and we anticipate that Mr. Lieber will continue to provide the same number of hours per week. Danforth reserves the right to an annual increase in consultant rates of up to 4%, effective January 1 of each year, commencing on January 1, 2020. In January 2020, the fees per hour increased and are $364 per hour. Additionally, pursuant to the agreement, Danforth is entitled to reimbursement for reasonable out-of-pocket business expenses incurred by Danforth in performing the services hereunder, including but not limited to travel and parking.

The terms of compensation for the provision of CFO services by Mr. Lieber also include the grant of options to Danforth. Under the terms of the agreement, we granted Danforth options to purchase 30,385 Ordinary Shares of the Company, under the Company’s 2018 Plan, with an exercise price of $2.53, which will vest over two years in 24 equal monthly installments starting November 18, 2019 (provided that no earlier termination has occurred). If the Company terminates the Consulting Agreement before November 18, 2020, other than for a Cause, all such options shall become fully vested.

Dr. Roger J. Garceau

In April 2017, and effective as of December 2016, the Company entered into a Service Agreement with our director, Dr. Roger J. Garceau, pursuant to which Dr. Garceau will be entitled to a monthly fee in the amount of $6,500 per month, and to reimbursements for certain expenses. On January 17, 2019, our board of directors approved an amendment to Dr. Garceau’s  Service Agreement, which provided that the scope of services would be reduced to 20 hours per month and the monthly payment provided to Dr. Garceau was reduced to $4,000, effective as of November 1, 2018.

Mr. Chaim Davis

Pursuant to an arrangement between us and Mr. Chaim Davis, a former member of our board of directors, Mr. Davis provided us with certain services related to corporate business development in consideration for a one-time payment of $25,000 paid in April 2017 and a monthly fee of $6,500. In addition, in November 2017, our board of directors and our shareholders approved a bonus of $35,000, which was paid to Mr. Davis in December 2017. Effective as of January 1, 2019, Mr. Davis’ monthly payment for his services reduced to $4,000.

Dr. Arthur Santora

In September 2018, we entered into arrangements with Kinexum Services LLC, or Kinexum, for the provision of Chief Medical Officer services, to be rendered by Dr. Arthur Santora. Such arrangements include a Statement of Work for the term ending September 3, 2019, or the SOW, with an unlimited option to extend by mutual consent. Pursuant to the SOW, Kinexum is entitled to a monthly retainer fee in the amount of $17,812.50 for providing a minimum of fifty hours of Chief Medical Officer services (at a discounted rate). If Dr. Santora exceeds the monthly fifty-hour cap but does not exceed eighty hours, Kinexum shall be entitled to an hourly fee of $356.25 for any hour exceeding the fifty-hour cap. In addition, Kinexum is entitled to $475 per hour, for any hour exceeding eighty hours per month. In no event shall the amount of hours per each calendar month shall exceed 120 hours (maximum monthly fees are $47,500). Additionally, pursuant to the SOW, Kinexum is entitled to receive expenses and other costs such as travel, lodging, and production/shipping. In 2019, we and Kinexum have agreed to extend the terms of the SOW until further notice.

In addition, the Company and Dr. Santora entered into a direct arrangement for Dr. Santora’s services on behalf of Kinexum on September 20, 2018, under which the Company undertook, inter alia, to appoint Dr. Santora as an executive officer of the Company, and to grant Dr. Santora equity compensation to be determined by the Company. As of January 2019, we have granted Dr. Santora options to purchase 25,000 Ordinary Shares under the Company’s 2018 Plan, at an exercise price of $3.97, with 25% of the options vesting on March 1, 2019, and the remaining 75% of the options vesting equal quarterly increments over the following three (3) years starting January 17, 2020.

In March 2020, the board of directors approved to grant Dr. Santora 40,000 options to purchase 40,000 Ordinary Shares of the Company, under the Company’s 2018 Plan, with an exercise price of $2.14. The options vest over 4 years from the date of grant. 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date. The options grant is subject to shareholder approval.

Kinexum also provides general regulatory services to the Company, in the ordinary course of business, in addition to the services provided by Dr. Santora as Chief Medical Officer.

Dr. Hillel Galitzer

In March 2020, the board of directors determined to amend the terms of compensation of Dr. Galitzer, our Chief Operating Officer. Under the amended terms, Dr. Galitzer will be entitled to an annual base salary of $203,987, effective January 1, 2020. In addition, Dr. Galitzer is entitle to a one- time bonus in the amount of $50,000.We also granted Dr. Galitzer 175,000 options to purchase 175,000 Ordinary Shares of the Company, under the Company’s 2018 Plan, with an exercise price of $2.14. The options vest over 4 years from the date of grant. 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date.

Ms. Dana Yaacov-Garbeli

In March 2020, the board of directors determined to amend the terms of the consulting agreement with Ms. Yaacov- Garbeli, our Israeli-based CFO, subject to shareholder approval. Under the amended terms, Ms. Yaacov-Garbeli will be entitled to a monthly fee of $14,000, effective January 1, 2020. We also granted Ms. Yaacov-Garbeli 35,000 options to purchase 35,000 Ordinary Shares of the Company, under the Company’s 2018 Plan, with an exercise price of $2.14. The options vest over 4 years from the date of grant. 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date.

Pre-IPO Registration Rights

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

Private Placement Registration Rights

We also entered into a registration rights agreement with the Investors in the Private Placement (the “Private Placement Registration Rights Agreement”). The summary is not complete and is subject to, and qualified in its entirety by the provisions of, the Private Placement Registration Rights Agreement that has been filed as an exhibit to this Annual Report. Registration of these shares would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the registered sale of such securities.

Form F-3 Registration Statement

Pursuant to the subscription agreements entered into by the Company as part of the Private Placement (as defined above), we are obligated to file a registration statement on Form F-3 with the SEC for the resale of the Ordinary Shares issued in the Private Placement (including those issued upon exercise of the Investor Warrants), or other additional securities, as we may find necessary and at our sole discretion. We are required to effect this registration within seven months of the final closing, subject to certain customary conditions. We are required to pay the Investors liquidated damages in the event that we do not meet any of the foregoing requirement in an amount equal to 1% per month of the aggregate purchase price paid in cash by such purchasers to us. The terms of the Private Placement Registration Rights Agreement will expire upon the second anniversary of the SEC declaring the F-3 resale shelf effective. Furthermore, the Company will use commercially reasonable efforts to ensure that the securities registered pursuant to the Private Placement Registration Rights Agreement are listed on Nasdaq Capital Market.

Director Designation Rights

Pursuant to the terms of the Investors’ Rights Agreement among us, Centillion and other parties thereto, following the consummation of our initial public offering, for as long as Centillion and its affiliates hold an aggregate of at least 10% of our issued and outstanding Ordinary Shares, we will nominate, if so requested by Centillion and as permitted by applicable law, a designee of Centillion for election by our shareholders as a member of our board of directors and will recommend that our shareholders vote in favor of such election. As of December 31, 2019, Centillion hold approximately 6.33% of our issued and outstanding Ordinary Shares, and in the event that Centillion exercises in full all of the warrants to purchase our Ordinary Shares that we have issued to it, Centillion will hold approximately 7.73% of our issued and outstanding Ordinary Shares.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our executive officers and directors. We also maintain an insurance policy that covers liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Employment-Based Restrictive Covenants

Under the employment agreements entered into with our executive officers, each officer is subject to restrictions with respect to confidentiality, non-competition/non-solicitation and ownership of intellectual property. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice prior to terminating the employment of our executive officers, other than in the case of a termination under circumstances which deprive the executive officer of severance pay under Israeli law, a breach of trust, or the executive officer’s breach of the terms of confidentiality, non-competition/non-solicitation and ownership of intellectual property provisions of the relevant employment agreement.

7.C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

 8.A.         Consolidated Statements and Other Financial Information

See “Item 18.–Financial Statements.”

Legal proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings. However, we may become involved in material legal proceedings in the future. Emisphere has notified us that it believes that it is the exclusive owner of certain U.S. and related foreign patents and patent applications we acquired from Oramed; however, Emisphere has not initiated a legal proceeding against us regarding its claim. For more information on the risks related to Emisphere’s claim, see “Item 3.D.—Risk Factors—Risks Related to Our Intellectual Property—We may become involved in proceedings to protect or enforce our proprietary rights, which could be expensive and time consuming, and may ultimately be unsuccessful.”

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends. According to the Companies Law, a company may generally distribute dividends out of its profits if there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they become due. The Companies Law defines profit as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the end of the period to which the financial statements relate is not more than six months before the distribution. Declaration of dividends requires a resolution of our Board and does not require shareholder approval.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E.—Taxation” for additional information.

8.B.          Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2019.

ITEM 9.          THE OFFER AND LISTING

 9.A.4       Offer and Listing Details

Not applicable.

9.B.          Plan of Distribution

Not applicable.

9.C.          Market for Ordinary Shares and Warrants

Our Ordinary Shares and IPO Warrants have been listed on Nasdaq since June 28, 2018, under the symbol “ENTX” and “ENTXW,” respectively.

9.D.          Selling Shareholders

Not applicable.

9.E.          Dilution

Not applicable.

9.F.          Expenses of the Issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

10.A.        Share Capital

Ordinary Shares and IPO Warrants

For a description of our listed Ordinary Shares and IPO Warrants, refer to Exhibit 4.29, “Description of Securities,” incorporated by reference into this Form 20-F.

Other Warrants

The following section is a summary of our warrants issued prior to our initial public offering and pursuant to our Private Placement in 2019. Following the initial public offering, such pre-IPO warrants provide the applicable holder, subject to the terms and conditions of the applicable warrant, rights to acquire Ordinary Shares.

Series A Warrants

As of December 31, 2019, we had 340,210 warrants, or Series A Warrants, outstanding to purchase 340,210 of our Ordinary Shares, at an exercise price of $3.69.

Pursuant to the terms of the preferred share purchase agreements with Centillion and certain other previously preferred A shareholders, preferred A shareholders have the right to purchase 332,020 of our ordinary shares, at an exercise price of $3.69 up to July 20, 2019, or Preferred A Option, and to receive additional Series A Warrants to purchase 83,201 of our Ordinary Shares. In July 2019, one of the shareholders exercised his right to purchase 32,500 ordinary shares at an exercise price of $3.69 and received additional 8,190 Series A Warrants.

In addition, Centillion had a preemptive right to purchase 44,460 of our Ordinary Shares, at an exercise price of $3.69 up to July 20, 2019, and to receive additional Series A Warrants to purchase 11,180 of our Ordinary Shares. Further, upon exercise of the Preferred A Option by pre-IPO preferred A shareholders except Centillion, Centillion had the right to purchase additional 11,050 of our ordinary shares, at an exercise price of $3.69 up to July 20, 2019 and to receive additional Series A Warrants to purchase 2,730 of our Ordinary Shares.

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

2016 Warrants

As of December 31, 2019, we had 687,960 2016 Warrants outstanding to purchase 687,960 of our Ordinary Shares at an exercise price of $6.99 per Ordinary Share.

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

Series B Warrants

As of December 31, 2019, we had 68,380 outstanding warrants, or Series B Warrants, to purchase [68,380] Ordinary Shares, at an exercise price of $6.99 per Ordinary Share.

The following is a summary of certain material terms and provisions of the Series B Warrants, which following the completion of our initial public offering became warrants to purchase Ordinary Shares.

Exercisability.   The Series B Warrants are exercisable on or before the earlier of: (i) expiration of five years from the date of the Series B Warrants, specifically, 59,800 Series B Warrants exercisable until October 25, 2022, and 8,580 Series B Warrants exercisable until December 18, 2022 or (ii) the occurrence of a liquidation, bankruptcy, reorganization, dissolution or winding up of the Company, whether voluntary or involuntary.

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

Underwriter Warrants

As of December 31, 2019, we had 70,000 outstanding warrants, or Underwriter Warrants, granted to our initial public offering underwriters, to purchase 70,000 Ordinary Shares, at an exercise price of $8.80 per Ordinary Share.

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

Investor Warrants

As of December 31, 2019, we had 2,855,095 warrants, or Series Investor Warrants, outstanding to purchase 2,855,095 of our Ordinary Shares, at an exercise price of $2.96.

The following summary is of certain material terms and provisions of our Series Investor Warrants, Broker-A Warrants to purchase Ordinary Shares. The summary is not complete and is subject to, and qualified in its entirety by the provisions of, the form of Series Investor Warrants, which is filed as an exhibit to this Annual Report.

Exercisability.   The Series Investor Warrants are exercisable immediately from issuance, and at any time up to the date that is three years after our Private Placement, specifically, December 11, 2022 and December 18, 2022. The Private Placement Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the applicable number of our Ordinary Shares.

Applicable Shares.   The class of shares that can be acquired upon exercise of the warrants will be our Ordinary Shares, and upon any conversion, exchange, reclassification or change, any security into which our Ordinary Shares may be converted, exchanged, reclassified or otherwise changed.

Exercise Price.   $2.96 per share.

Transferability.   Absent an effective registration statement filed with the SEC covering the disposition or sale of the Series Investor Warrants or the shares issued or issuable upon exercise of the Series Investor Warrants, and registration or qualification under applicable state securities laws, the holder cannot transfer any or all of the Series Investor Warrants or the applicable shares unless such transfer is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

Rights as a Shareholder.   Except as otherwise provided in the  Series Investor Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Series Investor Warrant does not have the rights or privileges of a holder of Ordinary Shares, including any voting rights, until the holder exercises the Series Investor Warrants.

 Broker Warrants

As of December 31, 2019, we had 184,515 warrants, or Broker-A Warrants, outstanding to purchase 184,515 of our Ordinary Shares, at an exercise price of $2.37, and we had 92,258 warrants, or Broker-B Warrants, outstanding to purchase 92,258 of our Ordinary Shares, at an exercise price of $2.96 (the “Broker Warrants”).

The following summary is of certain material terms and provisions of our Broker warrants to purchase Ordinary Shares. The summary is not complete and is subject to, and qualified in its entirety by the provisions of, the form of Broker-A Warrants and Broker B Warrants, each of which is filed as an exhibit to this Annual Report.

Exercisability.   The Broker-A Warrants and Broker-B Warrants are exercisable immediately from issuance, and at any time up to the date that is three years after our Private Placement, specifically, December 11, 2022. The Broker-A Warrants and Broker-B Warrants will each be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the applicable number of our Ordinary Shares.

Applicable Shares.   The class of shares that can be acquired upon exercise of the warrants will be our Ordinary Shares, and upon any conversion, exchange, reclassification or change, any security into which our Ordinary Shares may be converted, exchanged, reclassified or otherwise changed.

Exercise Price.   $2.96 per share in the case of the Broker-A Warrants and $2.37 per share in the case of the Broker-A Warrants.

Transferability.   Absent an effective registration statement filed with the SEC covering the disposition or sale of the Broker-A Warrants or Broker-B Warrants or the shares issued or issuable upon exercise of either of the Broker-A Warrants and Broker-B Warrants, and registration or qualification under applicable state securities laws, the holder cannot transfer any or all of the Broker-A Warrants and Broker-B Warrants or the applicable shares unless such transfer is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

Rights as a Shareholder.   Except as otherwise provided in the Broker-A Warrants and Broker-B Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Broker-A Warrant or Broker-B Warrant does not have the rights or privileges of a holder of Ordinary Shares, including any voting rights, until the holder exercises such Broker-A Warrant or Broker-B Warrant.

10.B.        Memorandum and Articles of Association

 We incorporate by reference into this Annual Report on Form 20-F the description of our Articles of Association effective upon the closing of our initial public offering contained in our F-1 Registration Statement (File No. 333-221472) under “Description of Share Capital” originally filed with the SEC on June 27, 2018. Such description sets forth a summary of certain provisions of our Articles of Association, and certain descriptions of applicable Israeli law, each as currently in effect, except that on October 3, 2019, our shareholders approved an amendment to our Articles of Association to increase the maximum number of our directors to ten.

10.C.        Material Contracts

Other than the Amgen Agreement, described above in “Item 5.A. Results of Operations—Patent Transfer, Licensing Agreements and Grant Funding—Amgen Research Collaboration and License Agreement” and except for the Private Placement described below, we are currently in the development stage and therefore we have not entered into any agreements, other than in the ordinary course of our business, that we deem material in the reporting period.

From December 2019 to February 2020, we entered into the Private Placement (as defined above) with the Investors (as defined above) for an aggregate gross proceeds of $14.3 million from the sale of an aggregate 6,047,706 Ordinary Shares, at a price of $2.37 per share. In addition, we granted the Investors and certain finders an aggregate of 3,300,646 three-year warrants to purchase up to an additional 3,300,646 Ordinary Shares at an exercise price in the range of $2.37 and $2.96 per share. For further information, see “Item 7.B. Related Party Transactions—Private Placement.”

Subscription Agreement

In the Subscription Agreement entered between the Company and the Investors in connection with the Private Placement, or the Subscription Agreement, the Company made customary representations and warranties and the investors made customary representations and warranties. Among the Investors’ representations and warranties, each Investor, which is a U.S. Person for purposes of the Securities Act, represents that it is an accredited Investor as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act.

The terms of the Subscription Agreement with the Investors in the Private Placement, are similar in all material respects to the terms of the Subscription Agreement of D.N.A Biomedical, expect for non-material changes related to the relevant exemption under the Securities Act utilized by us to issue shares and warrants to D.N.A Biomedical, given their status as an affiliate and non-U.S. person under the Securities Act. The securities issued to D.N.A Biomedical, were issued pursuant to Regulation S under the Securities Act. The securities under the Private Placement were not registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

In addition, under the Subscription Agreement, each Investor has the right to participate, pro rata based on its respective purchase amount under the Private Placement, in any future private placement offering of the Company of more than $2,500,000 that closes within one year following the final closing of the Private Placement, subject to the conditions thereto.

As a result of the closing of the Private Placement, the exercise price of the IPO Warrants listed on the Nasdaq has been adjusted pursuant to the terms of the IPO Warrants, and effective as of the final closing of the Private Placement, the exercise price of the IPO Warrants is equal to $5.85.

Investor Warrants

The following summary is of certain material terms and provisions of the warrants issued to the Investors in the Private Placement (the “Investor Warrants”). The Company also issued 276,773 warrants to certain finders in the Private Placement (the “Broker Warrants”). The terms of the Broker Warrants are substantially similar to those of the Investor Warrants. This summary is not complete and is subject to, and qualified in its entirety by the provisions of, the form of the warrant, which is filed as an exhibit to this Annual Report on Form 20-F.

Each Investor Warrant represents the right to purchase one Ordinary Share. As of December 31, 2019, 2,855,095 Investor Warrants are outstanding and represent the right to purchase an aggregate of up to 2,855,095 Ordinary Shares, and as of February 19, 2020 (following the final closing of the Private Placement), 3,023,872 Investor Warrants are outstanding and represent the right to purchase an aggregate of up to 3,023,872 Ordinary Shares. The exercise price of each 2019 Investor Warrant is $2.96 per Ordinary Share. The Investor Warrants may be exercised for a period of three years from issuance. The Investor Warrant may be exercised on a cashless basis.

Prior to the exercise of the Investor Warrants and for the duration of their term, the number of Ordinary Shares issuable upon their exercise and the exercise price are subject to customary adjustments, including in the events of reorganizations or reclassifications of the Company’s capital stock, upon payment of dividends or distributions to the Company’s shareholders, and upon subsequent issuance of the Company’s capital stock at or below a price of $2.37.

If we fail to timely effectuate an exercise under the terms of the Investor Warrants, the Investor Warrants provides for certain liquidated damages and customary buy-in provisions.

For further information with respect to the Investor Warrants, see Item 10.A “Share Capital—Investor Warrants,” and Item 10.A “Share Capital—Broker Warrants” with respect to the Broker Warrants.

Registration Rights

For information with respect to the registration rights provided in connection with the Private Placement, see “Item 7.B. Related Party Transactions—Private Placement Registration Rights.”

10.D.        Exchange Controls

There are currently no Israeli currency control restrictions on the import or export of capital or the remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

10.E.        Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Ordinary Shares and IPO Warrants. You are encouraged to consult your tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following are material Israeli income tax consequences of the ownership and disposition of our Ordinary Shares and IPO Warrants. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of our Ordinary Shares or IPO Warrants. This discussion does not address all the aspects of Israeli tax laws that may be relevant to an investor in light of its particular circumstances or to certain types of investors subject to special treatment under applicable law. The following discussion also contains an overview of the current tax regime applicable to companies in Israel, with specific reference to its effect on us. This discussion is based upon the tax laws of Israel and regulations promulgated thereunder as of the date hereof, which are subject to change. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

Moreover, an additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 649,560 for 2019, amount is linked to the annual change in the Israeli consumer price index).

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

The Income of a preferred Technological enterprise or a special preferred Technological enterprise needs to be segmented into three different types of income: Income attributed to production, Income from an intangible asset used for marketing purposes and technological income. Income attributable to production is determined by a Cost Plus 10% mechanism (This is the default rate, but may be subject to change pursuant to a transfer pricing study) on the direct production costs, and may be eligible for benefits as a preferred enterprise. Income from an intangible asset used for marketing, providing it is not immaterial (as defined in the investment law) is not eligible for benefits and is subject to full corporate income tax. The part of the Technological income that is considered Preferred Technological Income may be eligible for tax benefits as detailed above.

Dividends distributed by a “preferred technology enterprise” or a “special preferred technology enterprise,” paid out of Preferred Technology Income, are subject to tax at the rate of 20%, and if distributed to a foreign company and other conditions are met the tax rate may be 4%.

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

Capital Gains Tax

The Ordinance generally imposes a capital gains tax on the sale of any capital assets including shares or warrants of Israeli companies by Israeli and non-Israeli residents (unless, with respect to non-Israeli residents, a specific exemption is available or unless a tax treaty between Israel and such non-Israeli resident’s country of residence provides otherwise, and subject to the receipt in advance of a valid certificate from the Israel Tax Authority). The Ordinance distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Israeli Resident Holders

Generally, the tax rate applicable to real capital gains derived from the sale of our Ordinary Shares or IPO Warrants for Israeli individuals is the ordinary tax rate/s applicable under Section 91 of the Ordinance, provided that such rate shall not exceed 25% (unless such holder claims a deduction for interest and linkage differentials expenses in connection with such securities, in which case the capital gain will generally be taxed at a rate of 30%, until the promulgation of regulations setting forth the rules and conditions for the deduction of real interest and linkage differentials under Section 101A(a)9 and 101A(b) of the Ordinance.

Additionally, if such holder is considered a “Significant Shareholder,” at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate applicable to the real capital gains will be the ordinary tax rate/s applicable under Section 91 of the Ordinance, provided that such rate shall not exceed 30%. A Significant Shareholder is defined as a person who holds, directly or indirectly, alone or together with another, at least 10% of any of our means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director).

An additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 649,560 for 2019, the amount is linked to the annual change in the Israeli consumer price index).

Israeli companies are subject to the corporate tax rate on real capital gains derived from the sale of securities at the rate of 23%. Individual holders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income: up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 649,560 for 2019, the amount is linked to the annual change in the Israeli consumer price index).

Non-Israeli Resident Holders

Non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Ordinary Shares and IPO Warrants, provided, among other things, that such holders did not acquire their Ordinary Shares or IPO Warrants prior to the company’s initial public offering and the gains were not derived from a permanent establishment of such holders in Israel.

However, non-Israeli entity holders will not be entitled to such exemption if Israeli residents hold an interest of more than 25% in such non-Israeli entities or are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli entity, whether directly or indirectly. This exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, or the U.S.-Israel Tax Treaty, capital gains arising from the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment of the holder in Israel or (iii) such person is an individual and was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant tax year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. Eligibility to benefit from tax treaties is conditioned upon the holder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.

Exercise and Lapse of IPO Warrants

The following discussion relating to our IPO Warrants is not applicable to holders of IPO Warrants who are deemed “controlling members” as defined in Section 3(i) of the Ordinance, which generally means a holder who holds or is entitled to acquire, directly or indirectly, alone or together with his relative, (i) at least 5% of our issued share capital; (ii) at least 5% of our voting power; (iii) the right to receive at least 5% of our profits or assets upon winding up; or (iv) the right to appoint a director. A relative for this purpose means a spouse, brother, sister, parent, parent’s parent, descendant, the spouse’s descendant and the spouse of any of the foresaid. Such holders should consult with their own tax advisors regarding the potential tax implications to them of the receipt or exercise of our IPO Warrants.

Holders of our IPO Warrants generally will not recognize gain or loss upon the exercise of our IPO Warrants for cash. An Ordinary Share acquired pursuant to the exercise of a Warrant for cash will generally have a tax basis equal to the holder’s tax basis in the Warrant, increased by the amount paid to exercise the Warrant. If a Warrant is allowed to lapse unexercised, the holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.

It is possible that a cashless exercise of a Warrant would be treated as a taxable exchange in which gain or loss is recognized. In such event, a holder could be deemed to have surrendered a number of IPO Warrants with a fair market value equal to the exercise price for the number of IPO Warrants deemed exercised. For this purpose, the number of IPO Warrants deemed exercised would be equal to the number of IPO Warrants that would entitle the holder to receive upon exercise the number of Ordinary Shares issued pursuant to the cashless exercise of the IPO Warrants. In this situation, the holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the IPO Warrants deemed surrendered to pay the exercise price and the holder’s tax basis in the IPO Warrants deemed surrendered.

Holders of IPO Warrants should consult with their own tax advisors regarding the calculation of any tax basis adjustments and the calculation of capital gains upon the sale or other disposition of our IPO Warrants.

Withholding and Reporting

Either the purchaser, the Israeli stockbrokers or financial institutions through which the Ordinary Shares and IPO Warrants are held is obliged to withhold tax on the amount of consideration paid upon the sale of such securities (or on the capital gain realized on the sale, if known) at the Israeli corporate tax rate for Israeli companies (currently 23%). In case the seller is an individual, the applicable withholding tax rate would be 25% of the amount of the capital gain realized on the sale.

In some instances where our holders may be liable for Israeli tax on the sale of their Ordinary Shares or IPO Warrants, the payment of the consideration may be subject to the withholding of Israeli tax at source. Holders, including non-Israeli resident holders, may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

In transactions involving a sale of all of the securities of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require non-Israeli resident holders who are not liable for Israeli tax to sign a declaration in a form specified by the Israel Tax Authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as a non-resident of Israel, and, in the absence of such declarations or exemptions, may require the purchaser of the securities to withhold taxes at source.

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

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares (other than bonus shares). The tax rate applicable to such dividends is 25%, or 30% for a holder that is considered a Significant Shareholder the time of distribution or at any time during the 12-month period preceding such distribution. Dividends paid from income attributed to “preferred enterprises” are generally subject to tax at the rate of 20%. Dividends distributed by a “preferred technology enterprise” or a “special preferred technology enterprise,” paid out of Preferred Technology Income, are generally subject to tax at the rate of 20%.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our Ordinary Shares.

If the dividend is attributable partly to income derived from a “preferred enterprise” or to Preferred Technology Income of a “preferred technology enterprise” or a “special preferred technology enterprise” and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that may be distributed in a way that will reduce holders’ tax liability.

Moreover, an additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 649,560 for 2019, amount is linked to the annual change in the Israeli consumer price index).

Payers of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions or reduced tax rates to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company.

Non-Israeli Residents

Non-residents of Israel (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on Ordinary Shares at the rate of 25%, or 30% for a holder that is considered a Significant Shareholder at the time of distribution or any time during the 12-month period preceding such distribution, or 20% if the dividend is distributed from income attributable to a “preferred enterprise,” “preferred technology enterprise” or “special preferred technology enterprise,” which tax is to be withheld at source, unless a different rate is provided in a treaty between Israel and the holder’s country of residence. If the dividends paid out of Preferred Enterprise Technology Income are distributed to a foreign company and other conditions are met, the withholding tax rate may be 4%. Eligibility to benefit from tax treaties is conditioned upon the holder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.

Payers of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company (for corporations and individuals and regardless of whether a recipient is a significant shareholder).

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of Ordinary Shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% (for distribution of income that is not attributable to a “preferred enterprise,” “preferred technology enterprise” or “special preferred technology enterprise”) if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the tax year in which the dividend is distributed as well as during the whole of its prior tax year, provided that not more than 25% of the gross income for such preceding year consists of certain types of interest or dividends and a certificate for a reduced withholding tax rate is obtained in advance from the Israel Tax Authority.

The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividend income derived from or accrued from Israel, from which the full amount of tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that: (i) such income was not generated from business conducted in Israel by the taxpayer(ii) the taxpayer has no other taxable sources of income in Israel with respect to which tax return is required to be filed, and (iii) the taxpayer is not obliged to pay Excess Tax.

Eligibility to benefit from tax treaties is conditioned upon the holder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable dividend distribution.

Taxation of Distributions on IPO Warrants

We do not currently expect to make distributions on our Ordinary Shares. However, if we make any distributions on our Ordinary Shares (including cash distributions), we will be required to make distributions to holders of IPO Warrants. The gross amount of any such distributions to holders of IPO Warrants may be treated as ordinary income for Israeli income tax purposes and subject to ordinary income tax rates. Under applicable law, we will have withholding obligations and may be required to withhold from the gross amount of such distribution at rates which could be up to the highest tax rates applicable to ordinary income. Holders of our IPO Warrants should consult their own tax advisers concerning the Israeli income tax treatment of distributions on our IPO Warrants including, with respect to non-Israeli resident holders, the credibility of any Israeli taxes withheld on such distributions.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our Ordinary Shares or IPO Warrants, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own the Ordinary Shares or IPO Warrants. This discussion applies only to a U.S. Holder that holds our Ordinary Shares or IPO Warrants as capital assets for U.S. federal income tax purposes. This discussion does not address tax consequences of a fundamental transaction (as defined under the terms of the IPO Warrants) to U.S. Holders of IPO Warrants. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, commonly known as the Medicare tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding Ordinary Shares or IPO Warrants as part of a “straddle” or integrated transaction or persons entering into a constructive sale with respect to the Ordinary Shares or IPO Warrants;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

•	persons holding our Ordinary Shares or IPO Warrants in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns our Ordinary Shares or IPO Warrants, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our Ordinary Shares or IPO Warrants and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of owning and disposing of the Ordinary Shares or IPO Warrants.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final and proposed Treasury regulations, changes to any of which subsequent to the date of this Annual Report may affect the tax consequences described herein.

For purposes of this discussion, a “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of Ordinary Shares or IPO Warrants, as the case may be, and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our Ordinary Shares or IPO Warrants in their particular circumstances.

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

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of our Ordinary Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Ordinary Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Ordinary Shares disposed of and the amount realized on the disposition. See “—Sale or Other Disposition, Exercise or Expiration of IPO Warrants” below for a discussion regarding a U.S. Holder’s tax basis and holding period for Ordinary Shares acquired pursuant to an exercise of IPO Warrants. This gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Sale or Other Taxable Disposition, Exercise or Expiration of IPO Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of a Warrant (other than by way of exercise) will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Warrant for more than one year at the time of the sale or disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the IPO Warrants disposed of and the amount realized on the disposition.

In general, a U.S. Holder will not be required to recognize income, gain or loss upon the exercise of a Warrant by payment of the exercise price in cash. A U.S. Holder’s tax basis in Ordinary Shares received upon exercise of IPO Warrants will be equal to the sum of (1) the U.S. Holder’s tax basis in the Warrant and (2) the exercise price of the Warrant. A U.S. Holder’s holding period in the Ordinary Shares received upon exercise will commence on the day the IPO Warrants are exercised.

Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis, we believe that it is reasonable to take the position that such exercise will not be taxable (except with respect to cash received in lieu of a fractional Ordinary Share), either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, subject to the discussion below under “—Passive Foreign Investment Company Rules,” the holding period of the Ordinary Shares should commence on the day the IPO Warrants are exercised. In the latter case, the holding period of the Ordinary Shares would include the holding period of the exercised IPO Warrants. In either case, the U.S. Holder’s tax basis in the Ordinary Shares (including any fractional Ordinary Share) received generally would equal the U.S. Holder’s tax basis in the IPO Warrants. However, such position regarding the treatment of a cashless exercise is not binding on the Internal Revenue Service, or the IRS, and the IRS may treat a cashless exercise of a Warrant as a taxable exchange. U.S. Holders are urged to consult their tax advisers as to the consequences of an exercise of a Warrant on a cashless basis. The receipt of cash in lieu of a fractional Ordinary Share should result in a capital gain or loss equal to the difference between the cash received and the U.S. Holder’s tax basis in the Ordinary Shares allocable to the fractional share.

If a Warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. This loss will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in the Warrant is more than one year. The deductibility of capital losses is subject to limitations.

Taxation of Distributions on IPO Warrants

We do not currently expect to make distributions on our Ordinary Shares. However, if we make any distributions on our Ordinary Shares (including cash distributions), we will be required to make distributions to holders of IPO Warrants. The gross amount of any such distributions to U.S. Holders of IPO Warrants (including any amounts withheld in respect of Israeli taxes) will be treated as ordinary income for U.S. federal income tax purposes. U.S. Holders should expect that any such distributions will not qualify for the preferential tax rates applicable to qualified dividend income of non-corporate shareholders. In addition, if we are a PFIC for any taxable year, under proposed Treasury regulations any such distributions could be subject to the adverse PFIC rules described in “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisers concerning the U.S. federal income tax treatment of distributions on IPO Warrants, including the credibility of any Israeli taxes withheld on such distributions.

Passive Foreign Investment Company Rules

There is a risk that we may be treated as a PFIC for any taxable year. Although the application of the PFIC rules to a company like us is subject to uncertainties in some respects, based on our market capitalization value and our income (including governmental grants) for 2019, we believe that it is reasonable to take the position that we were not a PFIC for 2019, but there can be no assurance that the Internal Revenue Service will agree or that a court will uphold this position. For the reasons described below, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average  value of its assets consists of assets (generally determined on a quarterly basis) that produce, or are held for the production of, passive income, or the assets test. Generally, passive income includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes.

The assets shown on our balance sheet consist, and are expected to continue to consist, primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the assets test for the current or any future taxable year will depend largely on the quarterly value of our goodwill and on how quickly we utilize our cash in our business. Because (i) the value of our goodwill may be determined by reference to the market price of our Ordinary Shares, which has been, and may continue to be volatile given the nature and early stage of our business, (ii) we hold, and expect to continue to hold, a significant amount of cash, and (iii) a company’s annual PFIC status can be determined only after the end of each taxable year, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. In addition, it is not clear how to apply the income test to a company like us, which is still developing its key intangible assets and whose overall losses from research activities significantly exceed the amount of its income (including passive income). If our losses from research and development activities are disregarded for purposes of the income test, we may be a PFIC for any taxable year if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for the relevant year is from interest and financial investments. Because the revenue shown on our financial statements is not calculated based on U.S. tax principles, and because for any taxable year we may not have sufficient (or any) non-passive revenue, there is a risk that we may be or become a PFIC under the income test for any taxable year.

For purposes of the PFIC rules for any taxable year, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

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

If we were a PFIC for any taxable year during which a U.S. Holder held our Ordinary Shares (and, under proposed Treasury regulations, IPO Warrants), an adverse tax regime would apply to the U.S. Holder’s investment in our Ordinary Shares (or IPO Warrants). Generally, gain recognized upon a taxable disposition (including, under certain circumstances, a pledge) of Ordinary Shares (or, under proposed Treasury regulations, IPO Warrants) by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Ordinary Shares (or IPO Warrants). The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on Ordinary Shares (or, under proposed Treasury regulations, IPO Warrants) exceeded 125% of the average of the annual distributions received on such Ordinary Shares (or IPO Warrants) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Under proposed Treasury regulations, if we were a PFIC during any taxable year during which a U.S. Holder held our IPO Warrants, the holding period for the Ordinary Shares received upon exercise of such IPO Warrants would include the holding period of the IPO Warrants.

If we were a PFIC for any year during which a U.S. Holder owns Ordinary Shares (or, under proposed Treasury regulations that have a retroactive effective date, IPO Warrants), we generally would continue to be treated as a PFIC with respect to such U.S. Holder’s Ordinary Shares (or IPO Warrants) unless (a) we ceased to be a PFIC and (b) the U.S. Holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described above, without the receipt of any corresponding cash.

Alternatively, if we were a PFIC and if the Ordinary Shares were regularly traded on a qualified exchange, a U.S. Holder might be able to make a mark-to-market election with respect to our Ordinary Shares (but generally not with respect to Lower-tier PFICs, if any) that would result in tax treatment different from the general tax treatment for PFICs described above. The Ordinary Shares would be treated as regularly traded in any calendar year in which more than a de minimis quantity of the Ordinary Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our Ordinary Shares are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize in each year that we are a PFIC as ordinary income any excess of the fair market value of the Ordinary Shares at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Ordinary Shares will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of Ordinary Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Under current law, a mark-to-market election is not available with respect to the IPO Warrants and will likely not be available with respect to any lower-tier PFICs. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

We currently do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.

If we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we pay a dividend or the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders of our Ordinary Shares would not apply. In addition, if we were a PFIC for any taxable year during which a U.S. Holder owns Ordinary Shares (or, under proposed Treasury regulations, IPO Warrants), the U.S. Holder would be required to file annual reports with the IRS, subject to certain exceptions.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules to their ownership in our Ordinary Shares or IPO Warrants.

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

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain specified entities may be required to report information relating to the Ordinary Shares or IPO Warrants, unless the Ordinary Shares or IPO Warrants are held in an account maintained by a financial institution (in which case the account itself may be reportable if maintained by a non-U.S. financial institution). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the Ordinary Shares and IPO Warrants.

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

Foreign Currency Exchange Risk

Our functional currency and reporting currency is the U.S. dollar. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for 31%, 28% and 24% of our expenses in the years ended December 31, 2019, 2018 and 2017, respectively, our revenues were generated under agreement denominated in U.S. dollars and our proceeds from our public offerings, share issuance and convertible loan agreements, which are the main source of our financing, are denominated in U.S. dollars. Fluctuations in the NIS to U.S. dollar exchange rate may affect our results because some of our assets and liabilities are linked to the NIS and a portion of our operating expenses are denominated in NIS. In the future, we also may be exposed to additional currency fluctuations against the U.S. dollar. See “Item 3.D.—Risk Factors—Our business is subject to currency exchange risk and fluctuations between the U.S. dollar and other currencies may negatively affect our earnings and results of operations.”

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in NIS, unless those expenses or payables are linked to the U.S. dollar. Conversely, any appreciation of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked NIS expenses, which would have a negative impact on our profit margins. In 2019, the value of the NIS appreciated against the U.S. dollar by 7.8%, which appreciation was partially offset by inflation in Israel of 0.3%. In 2018, the value of the NIS depreciated against the U.S. dollar by approximately 8.1%, the effect of which was partly offset by inflation in Israel at a rate of approximately 0.8%.

Because exchange rates between the U.S. dollar and the NIS (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our statements of operations.

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

 None.

ITEM 15.        CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2019, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such assessment, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

(c)	Attestation Report of the Registered Public Accounting Firm

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman (a member firm of PricewaterhouseCoopers International Limited, or PwC), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2018 and 2019.

The following table provides information regarding fees paid by us to PwC for all services, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Audit fees (1)	$106,813	$397,721
Tax fees(2)	4,500	5,000
Other services	-	-
Total fees	$111,313	$402,721
__________________________

(1)
Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements and services related to the company’s initial public offering and other registration statements.

(2)	Tax consulting services.

Pre-Approval of Auditors’ Compensation

Our audit committee is responsible for pre-approving audit and non-audit services provided to us by our independent registered public accounting firm. All of the non-audit services provided to us by the independent auditors following the formation of our audit committee were pre-approved by the audit committee.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.     CORPORATE GOVERNANCE

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as external directors, financial experts, our audit committee, our compensation committee and our internal auditor. These matters are in addition to the requirements of Nasdaq and other applicable provisions of U.S. securities laws. As a foreign private issuer whose securities are listed on Nasdaq, we have the option to follow certain Israeli corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices that we are not following and describe the home country practices we follow instead. Under Nasdaq rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of Nasdaq rules, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We rely on the Foreign Private Issuer Exemption with respect to the following Nasdaq requirements:

•
Shareholder Approval. Although Nasdaq rules generally require shareholder approval of equity compensation plans and material amendments thereto, we intend to follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of executive officers or directors, in which case they also require the approval of the compensation committee, and in the case of directors and the chief executive officer (and under certain circumstances, other executive officers) the approval of the shareholders. In addition, rather than following Nasdaq rules requiring shareholder approval for the issuance of securities in certain circumstances, such as in private transactions exceeding 20% of the Company’s outstanding registered securities, we intend to follow Israeli law applicable to us, which requires shareholder approval in the event of issuances to certain related parties, as described below under “—Fiduciary Duties and Approval of Related Party Transactions—Approval of Related Party Transactions.”

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

Except as stated above, we intend to substantially comply with the rules applicable to U.S. companies listed on the Nasdaq. We may in the future decide to avail ourselves of other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules from which exemptions are available to foreign private issuers. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

Fiduciary Duties and Approval of Related Party Transactions

Fiduciary Duties of Directors and Officers

Israeli law imposes a duty of care and a duty of loyalty on all directors and officers of a company. The duty of care requires a director or officer to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, under the circumstances, to obtain information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position and other important information pertaining to such action. The duty of loyalty requires the director or officer to act in good faith and for the benefit of the company. The duty of loyalty includes a duty to:

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

Disclosure of Personal Interests and Approval of Related Party Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. For a description regarding who is considered to have a personal interest, see “Item 6.C.—Board Practices—Board Committees.”

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

Extraordinary Transactions in which a controlling shareholder has a personal interest require the approval of the audit committee (or, in the case of compensation, indemnification or insurance of a controlling shareholder, the compensation committee), the board of directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years and under certain conditions, five years from a company’s initial public offering, approval is required at the end of such period unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

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

Approval of Director and Officer Compensation

Under the Companies Law, we are required to adopt a compensation policy with respect to our directors and officers once every three years, provided however that the compensation policy adopted within nine months from the closing of the Company’s initial public offering is valid for five years. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including compensation, benefits, exculpation, insurance and indemnification. The compensation policy must take into account certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation.

Following the recommendation of our compensation committee, the compensation policy must be approved by our board of directors and shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. Even if shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy, subject to certain conditions. We have adopted a compensation policy on September 27, 2018.

In general, the compensation terms of directors, the chief executive officer and any employee or service provider who is considered a controlling shareholder must be approved by the compensation committee, the board of directors and the shareholders. Shareholder approval is not required for director compensation payable in cash up to the maximum amount set forth in the regulations governing the compensation of external directors. The compensation terms of other officers who report directly to the chief executive officer require the approval of the compensation committee and the board of directors (subject to certain exceptions), and under certain circumstances may require shareholder approval.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Anti-Takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Currently there are no preferred shares authorized under our Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law.

Acquisitions under Israeli Law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

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

If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

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

A special tender offer must be extended to all shareholders of a company but the offeror is not required to offer to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) the offeror acquired shares representing at least 5% of the voting power in the company and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares held by shareholders who object to the offer (excluding the controlling shareholders of the purchaser and holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders. In the case of the target company, approval of the merger further requires a majority vote of each class of its shares.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the meeting of shareholders that are held by parties other than the shares held by the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all Extraordinary Transactions with controlling shareholders, as described in “Item 6.C.–Board Practices—Board Committees.”

If the transaction would have been approved by the shareholders of a merging company if it weren’t for the need for separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the respective values assigned to each of the parties to the merger and the consideration offered to the shareholders of the target company.

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

ITEM 19.        EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1*	Amended and Restated Articles of Association of Entera Bio Ltd.
2.1
Amended and Restated Investor’s Rights Agreement, dated as of October 4, 2017, between the Registrant and the other parties thereto (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-221472) filed with the SEC on November 9, 2017)

2.2*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934
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

4.19
Service Agreement, dated April 6, 2017, between Roger Garceau and the Company (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-221472) filed with the SEC on November 9, 2017)

4.20	2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-227488) filed with the SEC on September 24, 2018)
4.21
Form of Stock Option Award Agreement under the 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F (File No. 001-38556) filed with the SEC on March 28, 2019)

4.22
Amendment No. 1 to the Series B Preferred Share Purchase Agreement, dated December 18, 2017, between the Registrant and the other parties thereto (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-221472) filed with the SEC on January 5, 2018)

4.23	Form of Warrant Agency Agreement (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-221472) filed with the SEC on June 15, 2018)
4.24 †
Research Collaboration and License Agreement, dated as of December 10, 2018, between Amgen Inc. and Entera Bio Ltd. (incorporated herein by reference to Exhibit 4.28 to the Company’s Amended Annual Report on Form 20-F/A (File No. 001-38556) filed with the SEC on April 17, 2019)

4.25*	Form of Regulation D Private Placement Subscription Agreement
4.26*	Subscription Agreement, dated December 13, 2019, between the Registrant and D.N.A Biomedical Solutions Ltd.
4.27*	Form of Investor Warrant used by the Registrant pursuant to its 2019 Private Placement
4.28*	Registration Rights Agreement, dated December 10, 2019, between the Registrant and the other parties thereto
8.1*	List of subsidiaries
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountants, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.
101
The following materials from our Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (Extensible Business Reporting Language) are furnished herewith: (i) the Report of Independent Registered Public Accounting Firm, (ii) the consolidated statements of financial position, (iii) the consolidated statements of comprehensive loss, (iv) the consolidated statements of changes in shareholders’ equity (capital deficiency), (v) the consolidated statements of cash flows, and (vi) the notes to consolidated financial statements, tagged as blocks of text and in detail.

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

ENTERA BIO LTD.

By:	/s/ Adam Gridley
Adam Gridley
Title: Chief Executive Officer
Date: March 26, 2020

ENTERA BIO LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

ENTERA BIO LTD.
 CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ENTERA BIO LTD.
To the board of directors and shareholders of

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Entera Bio Ltd and its subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1b to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

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
March 26, 2020

We have served as the Company's auditor since 2010.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv
6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2019	2018
	Note	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	5	15,185	7,506
Short-term bank deposits		-	4,015
Accounts receivable	13	278	725
Other current assets	14a	173	220
TOTAL CURRENT ASSETS		15,636	12,466
NON-CURRENT ASSETS:
Property and equipment		202	224
Right of use assets	10	260	-
Intangible assets	6	605	651
TOTAL NON-CURRENT ASSETS		1,067	875
TOTAL ASSETS		16,703	13,341
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable:
Trade		334	473
Other	14b	1,370	1,090
Current maturities of lease liabilities	10	177	-
Warrants to purchase ordinary shares	11	2,444	1,372
Contract liabilities		267	225
TOTAL CURRENT LIABILITIES		4,592	3,160
NON-CURRENT LIABILITIES:
Lease liabilities	10	122	-
Severance pay obligations, net		70	65
TOTAL NON-CURRENT LIABILITIES		192	65
TOTAL LIABILITIES		4,784	3,225
COMMITMENTS AND CONTINGENCIES	9
SHAREHOLDERS' EQUITY:	11
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of December 31, 2019 and December 31, 2018, 140,010,000 shares; issued and outstanding: as of December 31, 2019, and December 31, 2018
-17,864,684 and 11,459,780 shares, respectively		*	*
Accumulated other comprehensive income		41	41
Other reserves		11,398	13,019
Additional paid in capital		63,392	49,173
Accumulated deficit		(62,912)	(52,117)
TOTAL SHAREHOLDERS' EQUITY		11,919	10,116
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,703	13,341

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the consolidated financial statements.

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
		2019	2018	2017
	Note	U.S. dollars in thousands

REVENUE	13	236	500	-
COST OF REVENUE		210	-	-
RESEARCH AND DEVELOPMENT EXPENSES, NET		7,199	8,518	2,768
GENERAL AND ADMINISTRATIVE EXPENSES		4,281	2,843	8,575
OPERATING LOSS		11,454	10,861	11,343
FINANCIAL INCOME:	7,8,11
Income from change in fair value of financial liabilities at fair value through profit or loss, net		(743)	(523)	(251)
Other financial expenses (income), net		84	(34)	105
FINANCIAL INCOME, net		(659)	(557)	(146)
NET COMPREHENSIVE LOSS		10,795	10,304	11,197

		U.S. dollars (except for share numbers)
LOSS PER ORDINARY SHARE* -	15
Basic		0.89	1.30	2.49
Diluted		0.89	1.31	2.49
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES* -
Basic		12,146,729	7,955,447	4,490,720
Diluted		12,146,729	7,983,402	4,490,720

*Retroactively adjusted due to ordinary shares split, see note 11.

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

	Number of ordinary shares	Ordinary Shares- Amount	Accumulated other comprehensive income	Other reserves	Additional paid in capital	Accumulated deficit	Total
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2017	4,490,720	*	41	2,844	2,485	(30,616)	(25,246)
CHANGES DURING THE YEAR
ENDED DECEMBER 31, 2017:
Loss for the year	-	-	-	-	-	(11,197)	(11,197)
Share based compensation	-	-	-	4,885	-	-	4,885
Reclassification of capital contribution from controlling shareholder (note 7a)	-	-	-	(333)	333	-	-
Reclassification due to share-based compensation expired	-	-	-	(35)	35	-	-
BALANCE AT DECEMBER 31, 2017	4,490,720	*	41	7,361	2,853	(41,813)	(31,558)
CHANGES DURING THE YEAR
ENDED DECEMBER 31, 2018:
Loss for the year	-	-	-	-	-	(10,304)	(10,304)
Share-based compensation	-	-	-	1,233	-	-	1,233
Issuance of shares and warrants, net	1,410,000	*	-	427	8,011	-	8,438
Conversion of Preferred shares into Ordinary shares	4,905,420	*	-	-	32,621	-	32,621
Conversion of convertible loan into Ordinary shares	622,180	*	-	-	4,138	-	4,138
Classification of Warrants to purchase preferred shares and shares into Warrants to purchase ordinary shares	-	-	-	5,548	-	-	5,548
Reclassification due to share-based compensation expired	-	-	-	(1,195)	1,195	-	-
Exercise of options to ordinary shares	31,460	*	-	(304)	304	-	-
Reclassification of capital contribution from controlling shareholder (note 7a)	-	-	-	(51)	51	-	-
BALANCE AT DECEMBER 31, 2018	11,459,780	*	41	13,019	49,173	(52,117)	10,116

              * Represents an amount of less than one thousand.

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

	Number of ordinary shares	Ordinary Shares- Amount	Accumulated other comprehensive income	Other reserves	Additional paid in capital	Accumulated deficit	Total
	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2019	11,459,780	*	41	13,019	49,173	(52,117)	10,116
CHANGES DURING THE YEAR
ENDED DECEMBER 31, 2019:						(10,795)	(10,795)
Loss for the year
Exercise of options to ordinary shares	662,251	*	-	(586)	724	-	138
Issuance of shares due to exercise of right to purchase ordinary shares	32,500	*	-	(99)	199	-	100
Issuance of shares and warrant due to a private placement, net of issuance costs	5,710,153	*		205	10,672		10,877
Reclassification due to share-based compensation and warrants expired	-	-	-	(2,624)	2,624	-	-
Share-based compensation	-	-	-	1,483	-	-	1,483
BALANCE AT DECEMBER 31, 2019	17,864,684	*	41	11,398	63,392	62,912	11,919

* Represents an amount of less than one thousand.

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

CASH FLOWS USED IN OPERATING ACTIVITIES:
Loss for the year	(10,795)	(10,304)	(11,197)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	1,876	508	6,671
Net cash used in operating activities	(8,919)	(9,796)	(4,526)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Decrease (increase) in restricted deposits	(14)	-	1,053
Short-term bank deposits	4,000	(4,000)	-
Purchase of property and equipment	(40)	(68)	(51)
Net cash provided by (used in) investing activities	3,946	(4,068)	1,002

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Principle element of lease payments	(114)	-	-
Proceeds from Issuance of ordinary shares and warrants, net of issuance costs	12,528	9,624	-
Proceeds from exercise of warrants	100	-	-
Proceeds from exercise of options	138	-	-
Proceeds from issuance of preferred shares and warrants, net of issuance costs	-	-	12,087
Maturity of Convertible loans	-	-	(980)
Net cash generated from financing activities	12,652	9,624	11,107

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,679	(4,240)	7,583

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	7,506	11,746	4,163

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	15,185	7,506	11,746

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation and amortization	238	54	43
Change in fair value of financial liabilities at fair value through profit or loss	(743)	(523)	(251)
Issuance costs	164	270	1,091
Financial expenses, net	10	21	48
Net changes in severance pay obligation	5	(5)	19
Share-based compensation	1,483	1,233	4,885
	1,157	1,050	5,835
Changes in working capital:
Decrease (increase) in accounts receivable	447	(725)
Decrease (increase) in other current assets	61	451	(454)
Increase (decrease) in accounts payable:
Trade	(139)	(123)	543
Other	280	(334)	820
Increase (decrease) in contract liabilities	42	225
	691	(506)	909

Cash used for operating activities:
Interest received	83
Interest paid	(55)	(36)	(73)
	1,876	508	6,671

APPENDIX B:
Supplementary information on investing and financing activities not involving cash flows:
Conversion of preferred shares into ordinary shares		32,621
Conversion of convertible loan into ordinary shares		4,138
Right of use assets on obtained in exchange for new operating lease liabilities	224

As to extinguishment and conversion of convertible loans to preferred shares in 2018 see note 7a2 and 7a3, respectively.

As to change in conditions of the liability to issue preferred shares and warrants to warrants in 2018 see note 8a.

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	General:

1.
Entera Bio Ltd. (collectively with its subsidiary, the "Company") was incorporated on September 30, 2009 and commenced operation on June 1, 2010. On January 8, 2018 the Company incorporated Entera Bio Inc., a fully owned subsidiary incorporated  in Delaware USA. The Company is a leader in the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism, are based on its proprietary technology platform and are both in Phase 2 clinical development. The Company also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has completed one such collaboration with Amgen Inc.

2.
The Company's securities have been listed for trading on the Nasdaq Capital Market  since the Company’s initial public offering in July 2018, where  a total of 1, 400,000 new ordinary shares were issued in consideration of net proceeds of $9.6 million, after deducting offering expenses (see note 11b).

3.
On December 10, 2018, the Company entered into a research collaboration and license agreement (the “Amgen Agreement”) with Amgen Inc. (“Amgen”) in inflammatory disease and other serious illnesses. Pursuant to the Amgen Agreement, the Company and Amgen use the Company’s proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. Amgen also has options to select up to two additional programs to include in the collaboration. Amgen is responsible for the clinical development, regulatory approval, manufacturing and worldwide commercialization of the programs.

The Company granted Amgen an exclusive, worldwide, sublicensable license under certain of its intellectual property relating to its drug delivery technology to develop, manufacture and commercialize the applicable products. The Company will retain all intellectual property rights to its drug delivery technology, and Amgen will retain all rights to its large molecules and any subsequent improvements, and ownership of certain intellectual property developed through the performance of the collaboration is to be determined by U.S. patent law. See additional information in note 13.

b.
Since the Company is engaged in research and development activities, it has not derived significant income from its activities and has incurred accumulated losses in the amount of $62.9 million through December 31, 2019 and negative cash flows from operating activities. The Company's management is of the opinion that its available funds as of December 31, 2019 will allow the Company to operate under its current plans into the second quarter of 2021, due to delays in certain activities as a result of the recent coronavirus (COVID-19) outbreak. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, government grants or through license of the company's technology to additional external parties through partnerships or research collaborations as the Company will need to finance future research and development activities, general and administrative expenses and working capital through fund raising. However, there is no certainty about the Company's ability to obtain such funding.

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

C.  Approval of financial statements

These financial statements were approved by the Company's Board of Directors on March 26, 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation of the financial statements:

The consolidated statements of financial position of the Company as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and consolidated statement of cash flows for each of the three years ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards, ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

The financial statements have been prepared under the historical cost except for financial liabilities at fair value through profit or loss.

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

              c.    Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, Entera Bio Inc. Intercompany transactions and balances have been eliminated upon consolidation.

 d.    Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits (with original maturities of three months or less) that are not restricted as to withdrawal or use and are therefore considered to be cash equivalents.

e.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. The fair value of short-term bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

f.	Restricted deposits

Restricted deposits relate to accounts where withdrawals are restricted under contractual agreements.

g.	Property and equipment

1)
Property and equipment are stated at historical cost less accumulated depreciation and impairment.  Historical cost includes expenditures that are directly attributable to the acquisition of the items.  Repairs and maintenance are charged to the statement of comprehensive loss during the period in which they are incurred.

2)	The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Years
Computers equipment	3-5
Office furniture	5
Lab equipment	7-10
Leasehold improvements*	3-5

*Leasehold improvements are depreciated over the lease period or the expected useful life of the improvements, whichever is shorter.

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

As of December 31, 2019, the Company has not capitalized development costs.

2)	In process research and development (IPR&D) IPR&D acquired is presented based on the fair value at the date of the acquisition. Such assets are tested annually for impairment.

i.	Impairment of non-financial assets

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

For the years ended December 31, 2019 and 2018, no impairment has been recognized.

j.    Leases

Commencing 1/1/2019, leases are recognized as a right-of-use asset and a corresponding liability at the same amount as of the date in which the leased asset is available for use by the Company. Each payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the future expected lease payments during the lease term.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The lease term includes extension options (or periods after termination options) if the lease is reasonably certain to be extended (or not terminated). The lease payments during the term of the lease are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (leases with a lease term of 12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

Until 2019, leases were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.
See also note 10.

k.
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments. The Company operates in one operating segment.

l.      financial instruments

Commencing January 1, 2018, accounts receivables that are considered as loans and receivables under IAS 39, are now classified at amortized cost. This category is also subject to an impairment test under the expected credit losses model in accordance with IFRS 9.

m.	Warrants

Receipts in respect of warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price is not deemed to be fixed, the warrants are classified as a derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each reporting date. Gains or losses arising from changes in the fair value of financial liabilities at fair value through profit or loss are presented in the statement of comprehensive loss under "financial income" or "financial expenses". Transaction costs recorded as an expense when they occur.

n.     Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares are included in equity as a deduction from the proceeds.

o.     Deferred income tax

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

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

p.     Share-based payments

In 2018 and 2013, the Company has adopted share-based compensation plans for employees, directors and service providers. As part of the plans, the Company grants employees, directors and service providers, from time to time and at its discretion, options to purchase Company's ordinary shares. The fair value of the employees', directors' and service providers' services received in exchange for the grant of the options is recognized as an expense in the statement of comprehensive loss. The total amount recognized as an expense over the vesting period of the options was determined by reference to the fair value of the options granted at the date of grant.

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

      q.     Revenue recognition:

The Company recognized revenue from the Amgen Agreement which was signed in December 2018 according to IFRS 15, "Revenues from Contracts with Customers”. Prior to the signing of the Amgen Agreement in 2018, the Company did not have revenue.

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

On December 10, 2018, the Company entered into the Amgen Agreement in inflammatory disease and other serious illnesses. As part of the agreement, the Company received non-refundable and non-creditable initial access payment of $725 thousand from Amgen in January 2019. The Company identified two promises in the agreement: License to use the Company's proprietary drug delivery platform and pre-clinical research and development services (“pre-clinical R&D services”). The preclinical R&D services include discovery, research and design preclinical activities relating to the programs selected by Amgen.

Each of these promises met the definition of distinct performance obligation. The Company evaluated the standalone selling price of the pre-clinical R&D services at $225 thousand and the right to use the intellectual property at $500 thousand.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

      q.     Revenue recognition (continued):

The Company determined the license to the intellectual property to be a right to use that has significant standalone functionality separately from the pre-clinical R&D services since the Company is not required to continue to support, develop or maintain the intellectual property transferred and will not undertake any activities to change the standalone functionality of the intellectual property. Therefore, the license to the intellectual property is a distinct performance obligation and as such revenue is recognized at the point in time that control of the license is transferred to Amgen on December 10, 2018.

Revenues attributed to the preclinical R&Ds services are recognized during the period of the pre-clinical R&D services, over time according to the input model method on a cost-to-cost basis.

Under IFRS 15, the consideration that the Company would be entitled to upon the achievement of contractual milestones, which are contingent upon the occurrence of future events of development and commercial progress, are a form of variable consideration. When assessing the portion, if any, of such milestones-related consideration to be included in the transaction price, the Company first assesses the most likely outcome for each milestone and excludes the consideration related to milestones of which the occurrence is not considered the most likely outcome. The Company then evaluates if any of the variable consideration determined in the first step is constrained. Variable consideration is included in the transaction price if, in the Company’s judgment, it is highly probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available. The Company did not recognize any revenues from any potential milestone payments.

An entity should recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a)	The subsequent sale or usage occurs; and
b)	The performance obligation to which some or all of the sales based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

As royalties are payable based on future commercial sales, as defined in the agreement, which did not occur as of the financial statements date, the Company did not recognize any revenues from royalties. See additional information in note 13.

 r.     Government grants

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

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Loss per ordinary share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares issued and outstanding during the year.  In computing diluted loss per share, the basic loss per share is adjusted to take into account the potential dilution that could occur upon the conversion of any dilutive financial instruments by subtracting from net loss the fair value changes of such financial instruments, and by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all such dilutive potential shares. As of December 31, 2019, the Company’s dilutive potential shares consisted of options and warrants. Prior to the Company’s IPO, the dilutive potential shares consisted of shares issuable upon conversion of convertible loan and preferred shares, warrants and options. Potential shares are only dilutive if their conversion would increase the loss per share.  If the loss per share would decrease, the shares are anti-dilutive and are excluded from the diluted loss per share calculation.

t.       Standards and interpretations to existing standards that are not yet in effect but have been early adopted by the Company

Classification of Liabilities as Current or Non-current (Amendment to IAS 1) The IASB issued a narrow-scope amendment to IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Inter alia, the amendment requires the following:

•   Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

•   ‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendment would be applied retrospectively for annual periods beginning on or after 1 January 2022. Earlier application is permitted. The Company chose to adopt this standard as of December 31, 2019. Accordingly, the Company presented its warrants which were classified as financial liabilities as current liabilities.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Share-based payments

With respect to grants to employees, service providers and directors, the value of the labor services received in return is measured on the date of grant, based on the fair value of the equity instruments granted to the employees and directors. In order to measure the fair value of the labor service received, the Company uses the Black-Scholes model to value the equity instrument. See note 11d.

Fair value of financial liabilities at fair value through profit or loss

To determine the fair value of Company’s financial instruments classified as financial liabilities, the Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period or measurement date as well as using management judgment. In addition, these liabilities are based on estimates that are subject to change based on the facts and circumstances at the times the estimates are made. See note 7 and 8.

Revenue recognition

With respect to the Amgen Agreement the Company used its judgement to identify the Company's promises in the agreement and whether the promises are distinct performance obligation. In addition, the Company uses its judgement to determine the allocation of the transaction price between its identified distinct performance obligations. The Company also used its significant judgment in order to determine the R&D services period. See note 13.

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

Credit and interest risk arise from cash and cash equivalents and deposits with banks. A portion of the liquid instruments of the Company is invested in short-term deposits in leading Israeli banks.  The Company estimates that since the liquid instruments are mainly invested for the short-term and with a highly-rated institution, the credit and interest risk associated with these balances is immaterial.

3)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash.

The Company is in a research stage and has not yet generated significant revenues from its activity. It is therefore exposed to liquidity risk, taking into consideration the forecasts of cash flows required to finance its investments and other activities.

3)	Market risk—Foreign exchange risk

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

As of December 31, 2019, and 2018, the fair value of cash and cash equivalents, short-term deposits, accounts receivable, other receivables and accounts payable approximates their carrying value.

d.	Classification of financial instruments by groups:

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of December 31, 2019:
Trade and other payable	-	1,704	1,704
Warrants to purchase ordinary shares (Level 1) (1)	266	-	266
Warrants to purchase ordinary shares (Level 3) (2)	2,178	-	2,178
	2,444	1,704	4,148
As of December 31, 2018:
Trade and other payable	-	1,563	1,563
Warrants to purchase ordinary shares (Level 1) (1)	1,372	-	1,372
	1,372	1,563	2,935

(1)	Tradable warrants presented above are valuated based on the market price (a Level 1 valuation) as of December 31, 2019.
(2)
Warrants to purchase ordinary shares issued in December 2019 presented are valuated based on the Monte-Carlo pricing model (a Level 3 valuation) as of December 31, 2019.

The main assumptions used are as follows:

December 31
2019
Price per share	$1.84-$2.07
Volatility	62%-63%
Expected term	3
Risk free interest rate	1.63%-1.71%
Expected dividend	0%

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - CASH AND CASH EQUIVALENTS

	December 31,
	2019	2018
	U.S. dollars in thousands
Cash in bank	15,185	5,499
Short-term bank deposits (1)	-	2,007
	15,185	7,506

(1)	The short-term bank deposit as of December 31, 2018 was in U.S. dollar and bear an annual interest rate of 2.17%.

NOTE 6 - INTANGIBLE ASSETS:

a.
On June 1, 2010 D.N.A. Biomedical Solutions Ltd. ("D.N.A.") and Oramed Ltd., ("Oramed") entered into a joint venture agreement, (the "Joint Venture Agreement") for the establishment of Entera Bio Ltd. According to the Joint Venture Agreement each of D.N.A. and Oramed acquired 50% of the Company's ordinary shares. D.N.A invested $600,000 in the Company, and Oramed and the Company entered into a Patent License Agreement pursuant to which Oramed licensed to the Company certain of Oramed's patent (the “IPR&D”). The IPR&D was recorded as an intangible asset based on its fair value.

On February 22, 2011, Oramed and the Company entered into a patent transfer agreement, (the "Patent Transfer Agreement"), that superseded the Patent License Agreement, whereby Oramed assigned to the Company all of its rights, title and interest to its patent that Oramed licensed to the Company in 2010, under certain conditions.  Under this agreement, the Company is obligated to pay Oramed royalties equal to 3% of its net revenues (as defined in the Patent Transfer Agreement).

b.
The Company tests intangible assets for impairment at least once a year at December 31 by calculating the recoverable amount of the cash generating unit to which the intangible asset belongs, which is the Company as a whole. The recoverable amount was calculated based on a fair value less cost to sell.  For the purpose of calculating fair value of the Company's equity as of December 31, 2019 and December 31, 2018, the Company applied the market approach and calculated its enterprise value based on the quoted price per share.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - CONVERTIBLE LOANS:

a.
As of December 31, 2019, and 2018, there were no convertible loans outstanding.  The convertible loans were eventually converted into ordinary shares of the Company upon the closing of the Company’s initial public offering in July 2018. See note 11.

1.	2012 Convertible Loan

In 2012, the Company entered into loan agreements with certain lenders for an aggregate amount of $1.2 million (the “2012 Convertible Loan”). Each of the loans bears interest at a rate of 0.6% per year, which is to be repaid every five years, the loan is due and payable after a term of twenty years. Each of the investors has the right during the term to convert its respective loan amount into ordinary shares at a conversion price of $240.26 per ordinary share (before the IPO shares split) (subject to adjustment), and for a period of the initial five years of the term of the loan agreement to exchange all such ordinary shares received into ordinary shares of D.N.A at the rate of one of the Company's ordinary shares for 5,590 ordinary shares of D.N.A or 2,795 ordinary shares after the stock merge performed by D.N.A in October 2015 (also subject to adjustment) (the “D.N.A option”). In addition, under the terms of the loan agreements the outstanding loan amounts will be automatically converted into the Company's ordinary shares upon the closing of an initial public offering and certain merger and acquisition transactions. The Company has designated the 2012 Convertible Loan on initial recognition as a financial liability at fair value through profit or loss.

Following the Closing of the IPO (see note 11b below), the Company’s outstanding 2012 Convertible loans in the amount of $4.1 million were automatically converted into 622,180 Ordinary Shares of the Company.

2.	2015 Convertible Loan

On August 5, 2015, the Company entered into a Convertible Promissory Note and Loan Agreement ("2015 Convertible Loan") with certain lenders. Pursuant to the loan agreement, the lenders loaned the Company an aggregate amount of $2.0 million.  The loan would have been automatically converted upon occurrence of certain events. The loan would have converted into the same class of shares issued in such a transaction at a 25% discount to the applicable price per share in the Triggering Event. The loan was due to mature in February 2017 and bore interest at a rate of 5% per year.

In addition the Company issued to the lenders warrants to purchase additional shares equal to 40% of the shares issued upon conversion of the loan.

The Company measured the loan according to the amortized cost using the effective interest method.  The Company treated the warrants as a liability at fair value through profit or loss.

As part of the 2016 Convertible Loan agreement (See Note 7(a)(3)), the Company provided the right to the lenders of the 2015 Convertible Loan to exchange the 2015 Convertible Loan for the 2016 Convertible Loan including the maturity date.  As a result,  an amount of $1.1 million (from a total of $2.0 million), consisting of $ 1.0 million principal amount plus interest accrued up to June 14, 2016 less withholding tax was exchanged into the new convertible loan.

Since the terms of the loans are substantially different, the exchange was considered as an extinguishment, which necessitated recording a loss due to 2015 Convertible Loan that was exchanged for the new convertible loan recorded at fair value. The loss of extinguishment of $64,000 was recognized as a finance expense.

According to the 2016 Convertible Loan agreement, the Company deposited with the trustee an amount of $1.1 million and on February 5, 2017 repaid the 2015 Convertible Loan using the cash deposited at the trustee.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - CONVERTIBLE LOANS:

3.
2016 Convertible Loan

In June 2016, the Company closed a private placement (the "2016 Convertible Loan") with certain lenders in an aggregate amount of approximately $7.4 million with the following terms:

i.
The loan has a maturity of 18 months and bears interest at a rate of 5% per year.  The loan will be automatically converted upon occurrence of the following events as described in the agreement: IPO of at least $20 million, private placement in an aggregate amount of no less than $10 million or change of control (the "Triggering Event").  Furthermore, in case of private placement in an aggregate amount of $4-$10 million the lenders shall have the right to convert the loan to shares.  The loan will convert into the same class of shares issued in such a transaction at the lower of a 25% discount to the applicable price per share in the Triggering Event or the value of equity on a fully diluted basis of $65 million.

The Company has designated the 2016 Convertible Loan on initial recognition as a financial liability at fair value through profit or loss.

ii.
Warrants to purchase additional shares (“2016 Warrants”) equal to 40% of the shares issued upon conversion in exchange for an exercise price of the fair value of the shares in a Triggering Event.  The warrant will be exercisable for 4 years from the grant date.

As part of the agreement, the Company gave the right to the lenders of the 2015 Convertible Loan to exchange the 2015 Convertible Loan to the 2016
Convertible Loan including the maturity date.  As a result, an amount of $1.1 million (consisting of $ 1.0million principal amount plus interest accrued up to June 14, 2016 less withholding tax) was exchanged into the 2016 Convertible Loan.

As described in note 8, as part of the Series B preferred share purchase agreement which occurred in October 2017, the 2016 convertible loan together with the accrued interest was converted into 1,719,770 series B-1 preferred shares at a price per share of $5.24. Also, the 2016 Warrants became warrant to purchase Series B preferred shares at an exercise price of $6.99.

b.
The Company prepared a valuation of the 2012 Convertible loan and the 2016 convertible loan (a Level 3 valuation).  The debt component of the convertible loans was valued based on the discounting of future payments of the debt.  The convertible components (conversion option to the Company's ordinary shares) were valued based on a combination of the Probability-Weighted Expected Return Method and Back Solve option pricing method model. The conversion of the 2012 Convertible loans into ordinary shares was performed according to their fair value as of the IPO closing date, July 2, 2018. The following parameters were used:

July 2
2018

Price per share*	$865
Volatility	62%
Probability of entering Phase 2b/3	NA
Probability for IPO	100%

* The price per share as of July 2, 2018 was based on quoted price on Nasdaq before the shares split.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - PREFERRED SHARES AND WARRANTS TO PREFERED SHARES:

As of December 31, 2019, and 2018, there were no preferred shares outstanding. The preferred shares converted into ordinary shares of the Company upon the closing of the Company’s initial public offering in July 2018.  See note 11.

a.
In the course of 2014, and on January 11, 2015 the Company consummated the closing of the Series A Preferred Share Purchase Agreements (the preferred share purchase agreements) with Centillion and certain shareholders (the “Investors”). Pursuant to the terms of the preferred share purchase agreements the Company issued 5,111 preferred shares for an aggregate purchase price of $2.5 million. The Company also issued warrant to purchase up to 1,277 of its applicable shares upon exercise of the warrant ("applicable shares") at the per share purchase price. According to the preferred share purchase agreements, upon the Company's filing of a registration statement for an initial public offering with the SEC no later than June 29, 2014 (which was extended to November 1, 2014) , or the "first milestone", the Investors were required to purchase from the Company an additional 5,111 preferred shares at the per share purchase price (for additional proceeds of $2.5 million) and the Company was required to issue to the Investors a warrant to purchase an additional 1,277 applicable shares at the per share purchase price. Finally, pursuant to the terms of the preferred share purchase agreements, upon the consummation of an initial public offering of the Company's ordinary shares on or prior to December 29, 2014 (which was extended to May 1, 2015, October 1, 2015, October 1, 2017 and later on to July 20, 2019), pursuant to which the ordinary shares are listed on the Nasdaq or AMEX, or a "Qualified IPO" and such event the "second milestone", the Investors were required to purchase from the Company an additional 2,555 preferred shares at the per share purchase price (for additional proceeds of $1.3 million) and the Company was required to issue to the Investors a warrant to purchase an additional 639 preferred shares at the per share purchase price. Centillion also had the right to acquire the preferred shares and warrant to be issued upon either of the milestones prior to the applicable milestone date.

In January and May, 2015, the Company further amended the preferred share purchase agreements (the "second amendment"). Pursuant to the second amendment, the Investors exercised their right to acquire the preferred shares and warrant to be issued upon the first milestone although as of such date the Company had not filed a registration statement for its initial public offering and the investors paid the Company $2.5 million. In consideration therefor, the Company also issued to the Investors an additional warrant, or the "Additional Warrant". The Additional Warrant is exercisable upon (and for a period of one year following) the first to occur of a significant financing round, an M&A event (as defined in the warrant agreement) or the Company's initial public offering, to purchase up to $2.5 million of the type of shares issued in such a transaction at a 25% discount to the applicable price per share.

On July 20, 2017, the Company approved the amendment to the preferred share A purchase agreement with the preferred shareholders.  Pursuant to the amendment, the Investors shall have the option, at their sole discretion, to invest any or all of the milestone investment amount.  In addition, the exercise terms of the additional warrants granted to the Investors in 2015 were changed to a period of two year following the event of the first to occur of a significant financing round, an M&A event (as defined in the warrant agreement) or the Company's initial public offering.

Following the completion of the Preferred B Financing as defined in note 8b, the additional warrants that the Company previously issued in connection with the second amendment to the preferred share purchase agreements became warrants to purchase Series B-1 preferred shares at an exercise price of $681.585.

On July 2, 2018, following the Closing of the IPO, see note 11b, the Company’s 10,222 preferred A shares were automatically converted into 1,328,860 Ordinary Shares of the Company (after the share split). In addition, the 2,554 warrants to purchase preferred A shares were converted into 332,020 warrants to purchase ordinary shares of the Company (after the share split) and certain additional options and warrants to issue preferred A shares were automatically converted into options and warrants to purchase ordinary shares of the Company (after the share split). In addition, the 3,594 additional warrants and options to purchase Preferred B-1 shares automatically converted into 467,220 warrants to ordinary shares of the Company (after the share split).

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - PREFERRED SHARES AND WARRANTS TO PREFERED SHARES (continued):

In July 2019, one of the Company’ shareholders' exercised his right to acquire 32,500 ordinary shares for a total consideration of $100,000 (upon achievement of the second milestone) in accordance with the preferred share A purchase agreement signed in 2014 and the amendments.

On July 20, 2019, the 443,950 warrants and certain additional options to purchase 443,950 ordinary shares for a purchase price of $3.69 per share (upon achievement of the second milestone) in accordance with the abovementioned preferred share A purchase agreement and its amendments expired. Following the expiration, the Company classified $1.4 million from Other Reserves to Additional paid in Capital.

On October 4, 2019 the 467,220 warrants to purchase ordinary shares at a purchase price of $5.24, in accordance with the “2016 Convertible Loan” expired. Following the expiration, the Company classified $1.2 million from Other Reserves to Additional paid in Capital.

b.
In October and December 2017, the Company entered into a Series B preferred share purchase agreement (the “Preferred B Financing”), with certain investors, including D.N.A and Centillion (together, the “Investors”). Pursuant to the terms of the Series B preferred share purchase agreement, the Company issued and sold to the Investors 14,283 Series B preferred shares at a price per share of $908.78, for an aggregate purchase price of $13.0 million. The total consideration net of issuance costs which were paid in cash was $12.1 million.

In addition, the Company issued to a broker dealer, a warrant to purchase 526 Series B preferred shares, at a price of $908.78 per share and recorded additional issuance costs of $198,000. Of the Investors, a number of related parties participated in the Preferred B Financing and purchased 7,089 Series B preferred shares, in the amount of $6.4million.

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

As part of the automatic conversion of the 2016 Convertible Loans, the Company issued to four of its related parties 1,834 (238,420 after share split) Series B-1 preferred shares, and their 2016 warrants became warrants to purchase 733 (95,290 after share split) Series B preferred shares. The fair value of the preferred shares and warrants was $1.6 million and $264,000, respectively.

The rights of the Series B-1 preferred shares are identical in all respects (other than the price per share) to the Series B preferred shares.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - PREFERRED SHARES AND WARRANTS TO PREFERED SHARES (continued):

c.
For accounting of purposes, the preferred shares were classified as a financial liability considering, inter alia, the deemed liquidation events mechanism as described under the agreement.  In addition, the conversion ratio of Series A preferred shares, Series B preferred shares and Series B-1 preferred shares into ordinary shares was subject to certain adjustments, which do not meet the 'fixed for fixed' requirement of IAS 32. Therefore, the conversion option represents an embedded derivative, which should be bifurcated and accounted for separately at fair value through profit or loss.

The Company elected to designate the entire instrument at fair value through profit or loss at each balance sheet date up to July 2, 2018 and on July 2, 2018.

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

d.
As of the closing of the IPO, July 2, 2018, the Company prepared valuations of the fair value of the instruments described above using a combination of the Probability-Weighted Expected Return Method and Back Solve option pricing method model. The following parameters were used:

July 2
2018
Price per share*	$865
Volatility	62%
Probability of entering Phase 2b/3	NA
Probability for IPO	100%

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

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS:

a.	Pursuant to the Patent Transfer Agreement with Oramed, the Company is committed to pay royalties to Oramed –see note 6.

b.
The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related project was not assumed.  In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties are payable on sales of products developed from projects so funded of 3% during the first three years, from commencement of revenues, 4% during the subsequent three years and 5% commencing the seventh year up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of annual interest based on Libor. The amount that must be repaid may be increased to three times the amount of the grant received, and the rate of royalties may be accelerated, if manufacturing of the products developed with the grant money is transferred outside of the State of Israel. As of December 31, 2019, the total royalty amount that would be payable by the Company, before the additional Libor interest, is approximately $460,000.

Following the signing of the Amgen Agreement (see note 1a(4)), the Israeli Innovation Authority (the "IIA") determined that the Company should pay 5.38% of each payment that will be received by the Company from Amgen on the license of IP up to 6 times the grant received. On February 10, 2019 the Company paid $27,000 to the Government of Israel.

c.
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

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – LEASES:

Effective January 1, 2019, the Company early adopted IFRS 16. The Company has not restated prior reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On initial application, the company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 16%. The Company has elected to record right-of-use assets based on the corresponding lease liability.

In applying IFRS 16 for the first time, the Company had used the following practical expedients permitted by the standard:

•	Use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•	Reliance on previous assessments on whether leases are onerous;
•	Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
•	Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4, “Determining whether an Arrangement contains a Lease.

Office lease agreement
The Company leases office and research and development space under several agreements. The annual lease consideration is in total amount of $164,000. The lease agreements will expire on June 30, 2023, with a one-time option for early termination by us on December 31, 2021, subject to a notice period of six months. These agreements are considered as operating leases and presented under operating lease right-of-use assets.

As of December 31, 2019, the Company provided bank guarantees of approximately $30,000, in the aggregate, to secure the fulfillment of its obligations under the lease agreements.

The Following table is the composition of right-of-use assets by type:

	As of January 1, 2019	As of December 31, 2019

Facility	151	253
Vehicles	15	7
Total right-of-use asset	166	260

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – LEASES (continued):

The following table summarize the contractual obligations:

	Payments due by period
	Total	Less than 1 year	1 - 3 years
	(In thousands)
Operating leases for facility and vehicles as of December 31, 2018	$123	$87	$36
Operating leases for facility and vehicles as of December 31, 2019	$346	$177	$169

twelve months ended December 31, 2019

Depreciation expense:
Facility	121
Vehicles	9
Financial expense	55
Cash paid for amounts included in the measurement of lease liabilities	169
Right of use assets obtained in exchange for new operating lease liabilities	224

NOTE 11 - SHARE CAPITAL:

a.	The share capital composed of ordinary shares of NIS 0.0000769 par value, as follows:

	Number of ordinary shares
	December 31
	2019	2018
Authorized	140,010,000	140,010,000
Issued	17,864,684	11,459,780

The ordinary shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company, (ii) the right to receive dividends, if and when declared by the Board of Directors and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

b.	Initial Public Offering (“IPO”)

On July 02, 2018 the Company completed the IPO and offered 1,400,000 ordinary shares and 1,400,000 warrants (the “tradable warrants”) to purchase up to 700,000 ordinary shares for a gross consideration of $11.2 million before issuance costs ($9.6 million net of issuance costs in cash which included $0.9 million underwriters’ fees and an additional approximately $0.7 million of other issuance costs). The ordinary shares and the tradable warrants sold in units (each a “unit”), with each unit consisting of one ordinary share and one tradable warrant to purchase 0.5 of an ordinary shares. The public offering price was $8.0 per unit.

The ordinary shares and warrants were immediately separable and started to trade separately upon completion of the Company’s IPO in July 2018.

In Connection with the IPO certain actions were completed, including:

1)
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

2)	The Company’s outstanding 2012 Convertible loans were automatically converted into 622,180 Ordinary Shares of the Company.

3)
The Company's series A preferred shares, series B preferred shares and series B-1 preferred shares were automatically converted into 1,328,860, 1,856,790 and 1,719,770, Ordinary Shares of the Company, respectively.

4)
The Company's warrants to purchase series A preferred shares, warrants to purchase Series B preferred shares and warrants to purchase Series B-1 preferred shares were automatically converted into 343,200, 756,340 and 467,220 warrants, respectively, to purchase Ordinary Shares of the Company.

5)
Existing options to purchase Series A preferred shares and warrants to purchase Series A preferred shares, granted to certain holders of our Series A preferred shares that were exercisable upon the closing of the IPO, were automatically converted into options to purchase 387,530 Ordinary Shares of the Company and into warrants to purchase 85,931 Ordinary Shares of the Company.

On July 26, 2018, the Company's underwriters exercised their overallotment option to purchase 210,000 warrants to purchase 105,000 Ordinary Shares of the Company for a total consideration of $2,100. The fair value of the warrants on the issuance date was $172 thousand.  The Company recorded the fair value as issuance costs.

The Company also issued to the underwriters 10,000 ordinary shares following the closing of the IPO, as well as 70,000 underwriter warrants at an exercise price of $8.8 to purchase 70,000 ordinary shares. The underwriter warrants may be exercised on a cashless basis under certain circumstances as described in the warrant agreement. The underwriter warrants will be exercisable 180 days following June 29, 2018 until the fifth anniversary of such effective date. The underwriter warrants are not redeemable by the company and have some registration rights as described in the warrant. The underwriter warrants will provide for adjustment of the exercise price of such warrants (and the ordinary shares underlying such warrants) for dilutive events such as a stock dividend or stock split and for recapitalizations, mergers and other fundamental transactions.

The shares and warrants issued to the underwriters were recorded as an issuance cost based on fair value of $66,500 and $255,000 respectively.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

b.	IPO (continued):

The Company allocated the total consideration from the issuance of the units between the ordinary shares and the tradable warrants as follows: the tradable warrants were recorded at fair value based on the quoted price on Nasdaq as of July 2,2018 and the residual amount was allocated to the ordinary shares.

Issuance costs were allocated to the ordinary shares and the tradable warrants according to their fair values. Issuance costs which were allocated to the ordinary shares were deducted from shareholders' equity, and issuance costs that were allocated to the tradable warrants were expensed immediately.

Tradable warrants

As described above, the Company issued 1,400,000 tradable warrants to purchase 700,000 ordinary shares of the Company. The tradable warrants are exercisable immediately at an initial exercise price of $8.4 per ordinary share for a period of five years, unless earlier repurchased by the Company under "Fundamental Transactions” as described in the warrant agreement or early expired as described below and in the warrant agreement.

The exercise of the warrants is in cash, unless the warrant holder is utilizing the “cashless” exercise provision of the warrants, prior to the termination date under certain circumstances as described in the warrant agreement. On the termination date, any warrants not previously exercised, repurchased by the Company or subject to early expiration will terminate and expire worthless.

The exercise price and number of shares issuable upon exercise of each warrant are subject to standard adjustments. The exercise price is subject to reduction if, within two years of the date of original issuance of the warrants, the Company sells or grants any warrant or option (except in certain circumstances as described in the warrant) at an effective price per share less than $8.0 per share (as adjusted in proportion with any adjustments made from time to time), which reduction will be based on a weighted average, as described in the warrant.

The Company may accelerate the expiration date of the warrants upon written notice to the holders at any time if the last reported sale price (as defined in the warrants) exceeds $24.00 per share, which is 300% of the IPO price per unit (subject to adjustments) for a 10 consecutive trading day period. As described in note c, the Company completed financing round in a price per share lower than the $8.0, therefore, the adjusted exercise price is $5.85.

For accounting purposes, the tradable warrants issued to the public were classified as a financial liability since their exercise price and number of shares issuable upon exercise of each warrant are subject to certain adjustments as described in the warrant agreement and also due to the cashless exercise option. The fair value of the tradable warrants as of the IPO closing date and as of December 31, 2019 was based on quoted price on Nasdaq (Level 1 valuation) as of the respective date.

c.
On December 11, 2019 and December 18, 2019 (“the first and second closing”), the Company entered into subscription agreements with a select group of accredited investors, including certain board members or its affiliates for the private placement of 5,710,153 ordinary shares for aggregate subscription proceeds to the Company of $13.5 million at $2.37 price per share. In addition, the Company granted 2,855,095 warrants, exercisable over a three-years period from the date of issuance, to purchase 2,855,095 ordinary shares at a per share exercise price of $2.96 (“Investors Warrants”).

In addition, on December 13, 2019, D.N.A Biomedical Solutions Ltd. (“DNA”), an existing shareholder of the Company, subscribed to the Private Placement (the “DNA Private Placement”) to purchase 337,553 ordinary shares for aggregate consideration of $800,000. In connection with the transaction, the Company granted DNA warrants, exercisable over a three-year period from the date of issuance, to purchase 168,776 ordinary shares at a per share exercise price of $2.96. This investment was subject to the approval of the shareholders of the Company and was approved on February 18, 2020. See note 17b.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

In connection therewith, the Company entered into Placement Agency agreement with GP Numenkari Inc., a broker-dealer (“the Broker”). Based on the agreement, the Broker is entitled to the following consideration:

1)	A cash fees equal to 10% of the total proceeds paid by subscribers invested through the Broker.

2)
Three-years warrants to purchase ordinary shares in the amount equal to 10% of the number of shares issued to subscribers invested through the Broker at a per share exercise price of $2.37 (“Broker Warrants Type 1”).

3)
Three-years warrants to purchase ordinary share in the amount equal to 5% of number of shares issued to subscribers invested through the Broker at a per share exercise price of $2.96 (“Broker Warrants Type 2”), together with the Broker Warrants Type 1 (the “Broker Warrants”).

Following the first and second closing of the offering, the Company issued 184,515 Broker Warrants type 1 and 92,257 Broker Warrants type 2.

Prior to the exercise of the Investor Warrants and the Broker Warrants and for the duration of their term, the number of ordinary shares issuable upon their exercise and the exercise price are subject to customary adjustments, including in the events of reorganizations or reclassifications of the Company’s capital stock, upon payment of dividends or distributions to the Company’s shareholders, and upon subsequent issuance of the Company’s share capital at or below a price of $2.37. In addition, these warrants agreements have cashless exercise option. In addition, The Warrants agreements has cashless exercise option Therefore, for accounting purposes, the Investors Warrants issued were classified as a financial liability.

The Company had transaction costs of approximately $1.2 million, out of which $205 thousand are stock-based compensation expenses due to issuance of Broker Warrants type 1 and Broker Warrants type 2.

The Company allocated the total consideration from the issuance of the units between the ordinary shares and the warrants as following: the Investors Warrants were recorded at fair value based on its fair value as of the issuance date and the residual amount was allocated to the ordinary shares.

Issuance costs were allocated to the ordinary shares and the tradable warrants according to their fair values. Issuance costs which were allocated to the ordinary shares were deducted from shareholders' equity, and issuance costs that were allocated to the Investors warrants were expensed immediately.

As part of the subscription agreements, the Company also entered into a Registration Rights Agreement (together with the Warrants and the Subscription Agreement), pursuant to which within seven months of the final closing, the Company shall file a registration statement on Form F-3 with the SEC for the resale of the Shares issued in the first and second closing (including those issued upon exercise of the Warrants). Under the agreement, the Company is required to pay the purchasers liquidated damages in the event that the Company does not meet the foregoing requirement in an amount equal to 1% per month of the aggregate purchase price paid in cash by such purchasers for their investment in the Company.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

d.	Share based compensation:

1)	Share based compensation plan

On March 17, 2013, the Company's Board of Directors approved a Share Incentive Plan (the “2013 Plan”).  Under the 2013 Plan, the Company shall reserve sufficient number of ordinary shares, NIS 0.000769 par value, of the Company for allocation of stock options, restricted share units, restricted share awards and performance-based awards (the "Option"), to employees and non-employees. Each Option is exercisable for one ordinary share.

Any option granted under the 2013 Plan that is not exercised within six years from the date upon which it becomes exercisable will expire.

On July 2, 2018, the Company's board of directors and shareholders of the Company approved a new Share Incentive Plan (the “2018 Plan”) and reserved 1,371,398 ordinary shares of the Company for allocation of stock options, restricted share units, restricted share awards and performance-based awards (the "Option"), to employees and non-employees for issuance under the 2018 Plan. Each Option is exercisable for one ordinary share NIS 0.0000769 par value.

Any option granted under 2018 Plan that is not exercised within 10 years from the date upon which it becomes exercisable will expire.

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

As of December 31, 2019, 204,263 ordinary shares remain available for future grants under the Plan.

On January 22 2020 the Company’s Board of Directors approved an increase of 893,234 ordinary shares that may be issued under the Company’s Plan.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

2)	Options grants to employees and directors:

a)
On January 10, 2018, the Company appointed Dr. Eric Lang as the Company’s Chief Medical Officer, effective January 15, 2018. In connection with Dr. Lang’s appointment as the Company’s Chief Medical Officer, the Company’s Board of Directors granted Dr. Lang options to purchase 110,500 ordinary shares at an exercise price of $6.31 per share. The options vest over 4 years from the date of grant; 1/4 vest on the date of grant and the remaining vest in twelve equal quarterly installments following the first anniversary of the applicable grant date.  The fair value of the options at the date of grant was $420,000.  In September 2018, Dr. Eric Lang's employment was terminated and the options were forfeited in December 2018.

b)
In January 2018, the Company granted options to purchase 32,500 ordinary shares to a certain consultant, with an exercise price of $2.11. The options vested immediately.  The fair value of the options at the date of grant was $138,000.

c)
On January 17, 2019, the Company granted options to purchase 124,000 ordinary shares to certain employees, with an exercise price of $3.97. The options vest over 4 years from the date of grant; 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date.  The fair value of the options at the date of grant was $341,000.

d)
On January 17, 2019, the Company's Board of Directors approved to grant options to purchase 25,000 ordinary shares to the CMO, with an exercise price of $3.97. From the total options, 25% will vest on March 1, 2019 and the remaining 75% options shall vest in twelve equal quarterly installments over the next three years starting January 17, 2019. The grant was subject to the approval by the shareholders of the Company and was subsequently approved in May 2019. The fair value of the options at the date of grant was $68,000.

e)
On January 17, 2019, the Company's Board of Directors approved to grant options to purchase 201,828 ordinary shares to non-executive directors of the Company, with an exercise price of $3.97. The options will vest over 3 years in twelve equal quarterly instalments starting in the vesting commencement date (as described in each agreement). The grant was subject to the approval by the shareholders of the Company and was subsequently approved in May 2019. The fair value of the options at the date of grant was $531,000.

f)
On August 5, 2019, the Company’s Board of Directors approved to grant options to purchase 696,587 ordinary shares to the new CEO, with an exercise price of $2.75 per share. The options vest over 4 years from the date of grant.  25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date. The grant was subject to the approval by the shareholders of the Company and was subsequently approved in October 2019. The fair value of the options at the date of grant was $1.1million.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

g)	On November 18, 2019, the Company’s Board of Directors approved the following option grants:

1.
Options grant to purchase 30,385 ordinary shares to the new US-based CFO, with an exercise price of $2.53 per share. The options will vest over two years in equal monthly installments following the grant date. The grant was subject to the approval by the shareholders of the Company and was subsequently approved in February 2020.The fair value of the options at December 31, 2019 was $37,000.

2.
Options grant to purchase 33,638 ordinary shares t0 non-executive director of the Company, with an exercise price of $2.53. The options will vest over 3 years in twelve equal quarterly instalments starting on the vesting commencement date (as described in the agreement). The grant was subject to the approval by the shareholders of the Company and was subsequently approved in February 2020. The fair value of the options at December 31, 2019 was $43,000.

3)	Options granted to service provider:

In November 2019, the Board of Directors approved an option grant to a services provider in accordance with business development and advisory services agreement from August 2019. Under the terms of the agreement, the Company agreed to grant options to purchase the Company’s ordinary shares in an amount equal to $90,000 as of the date of grant, or 65,693 ordinary shares at an exercise price of $3.10. The options will vest over six months in equal monthly instalments starting in August 2019.

4)
The fair value of each option granted (except options with an exercise price of par value, as described below) is estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	2019	2018	2017
Ordinary share price	$2.94	$6.31	$5.95
Exercise price	$3.12	$5.35	$5.95
Dividend yield	-	-	-
Expected volatility	71%	68%	73.77%
Risk-free interest rate	1.86%	2.23%	1.67%
Expected life – in years	9.37	4.07	7.94

The fair value of each option with a par value exercise price is based on the fair value of ordinary share at the date of grant.  The ordinary share price is derived from the value of equity and  is based on market value, or prior to the IPO based on the valuation performed. The expected volatility is based on comparable companies. The risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with a time to maturity that equals the average life of the options.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE CAPITAL (continued):

5)	Changes in the number of options and weighted average exercise prices are as follows:

	Year ended December 31,
	2019		2018		2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	2,438,410	$4.36	3,044,990	$4.59	1,136,590	$1.43
Expired	(91,000)	6.31	-	-	-	-
Forfeited	(14,690)	4.44	(718,120)	5.73	(36,270)	2.27
Exercised (*)	(662,251)	0.21	(31,460)	-	-	-
Granted	1,177,131	$3.12	143,000	$5.35	1,944,670	$6.39
Outstanding at end of year	2,847,600	$4.74	2,438,410	$4.36	3,044,990	$4.59
Exercisable at end of year	1,525,618	$5.62	1,837,160	$1.67	1,430,780	$2.92

(*) The total intrinsic value of options exercised during the year ended December 31, 2019, was approximately $2,391 thousand.

6)	The following is information about the exercise price and remaining contractual life of outstanding options at year-end:

December 31, 2019			December 31, 2018
Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life
4,680	*	2.79	602,810	*	0.55
11,050	$1.85	1.22	27,560	$1.85	0.67
-	$2.43	-	36,010	$2.43	1.41
65,000	$2.11	0.05	65,000	$2.11	1.05
64,023	$2.53	9.89	-	$2.53	-
696,587	$2.75	9.60	-	$2.75	-
-	$1.85	-	11,050	$1.85	2.21
65,693	$3.10	4.89	-	-	-
203,970	$3.69	2.36	205,920	$3.69	3.36
340,828	$3.97	9.05	-	$3.97	-
1,248,479	$6.31	5.85	1,342,770	$6.31	6.39
147,290	$7.54	3.26	147,290	$7.54	4.26

* Par value

7)	The remaining unrecognized compensation expense as of December 31, 2019 is $1.9 million and will be expensed in full at August 2023.

8)	Exercise of options

During 2019, current and former executive officers exercised 662,251 options into 662,251 ordinary shares for a total consideration of $138,000.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME:

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

The corporate tax rate is 24% in 2017 and 23% in 2018 and thereafter.

Capital gains are subject to capital gain tax according to the corporate tax rate for the year during which the assets are sold.

b.	Entera Bio Inc.

Entera Bio Inc. is taxed according to U.S. tax laws. The Company’s income is taxed in the United States at the rate of 21%.

c.	Losses for tax purposes carried forward to future years

Entera Bio Ltd.

The balance of carryforward losses as of December 31, 2019 and 2018 are approximately $31 million and $21 million, respectively.

Under Israeli tax law, tax loss carry forward have no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.  The Company has not created deferred tax assets based on its carry forward losses and other temporary assets since their utilization is not expected in the foreseeable future.

d.	Reconciliation of the theoretical tax expense to actual tax expense

The main reconciling item between the statutory tax rate of the Company and the effective rate is unrecognized tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

e.	Tax assessments

In accordance with the Income Tax Ordinance, as of December 31, 2019, all of the Company's tax assessments through tax year 2014 are considered final.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – REVENUE FROM COLLABORATION AND LICENSE AGREEMENT

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

The Company granted Amgen an exclusive, worldwide, sublicensable license under certain of its intellectual property relating to its drug delivery technology to develop, manufacture and commercialize the applicable products. The Company will retain all intellectual property rights to its drug delivery technology, and Amgen will retain all rights to its large molecules and any subsequent improvements, and ownership of certain intellectual property developed through the performance of the collaboration is to be determined by U.S. patent law.

Pursuant to the terms of the Amgen Agreement, Amgen is required to make aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones or its exercise of options to select additional two programs to include in the collaboration, as well as tiered royalty payments ranging from the low to mid-single digits based on the level of Amgen’s net sales of the applicable products.  Amgen is required to pay for the initial program $450,000 for the second year of preclinical R&D services to be provided by the Company and must reimburse the Company for further expenses as shall be agreed between the parties. Preclinical R&D services includes time spent by the Company's employees performing the Company's activities under the work plan of collaboration program

Amgen’s obligation to pay royalties with respect to a product in a particular country commences upon the first commercial sale of such product in such country and expires on a country-by-country and product-by-product basis on the later of (a) the date on which the sale of the product is no longer covered by a valid claim of a patent licensed to Amgen under the Amgen Agreement, and (b) the tenth anniversary of the first commercial sale of such product in such country.

The term of the Amgen Agreement commenced on December 10, 2018, and unless earlier terminated, shall continue in full force and effect, on a product-by-product basis, until expiration of the last-to-expire royalty term with respect to such product.

In January 2019, as required by the Amgen Agreement, Amgen paid the Company a non-refundable and non-creditable initial technology access fee of $725,000. The Company evaluated the selling price of the preclinical R&D services at $225 thousand and the right to use the intellectual property (“License fees”) at $500 thousand. In December 2018, the Company recognized $500,000 in revenues for the right to use the intellectual property.

Revenues attributed to the preclinical R&D services are recognized during the period of the pre-clinical R&D services according to the input model method on a cost-to-cost basis. In January 2020, the Company received the first installment of the second year pre-clinical R&D services in the amount of $225 thousands.

As of December 31, 2019, the Company recorded revenues of $236,000 related to services provided under the Amgen Agreement.

In addition, as of December 31, 2019 and 2018 the company recorded a contract liability of $267 and $225 thousand, respectively.

 ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31,
	2019	2018
	U.S. dollars in thousands
a. Other current assets:
Prepaid expenses	39	109
Restricted deposits	37	21
Other	97	90
	173	220

	December 31,
	2019	2018
	U.S. dollars in thousands
b. Accounts payable - other:
Employees and employees related	345	120
Provision for vacation	231	215
Accrued expenses and other	794	755
	1,370	1,090

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – BASIC AND DILUTED LOSS PER SHARE:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

Diluted

Warrants to issue ordinary shares and all options, have been excluded from the calculation of the diluted loss per share for the year ended December 31, 2019 since their effect was anti-dilutive. The total number of shares related to the outstanding warrants to issue ordinary shares and options excluded from the calculation of diluted loss per share was 4,849,855 for the year ended December 31, 2019.

The 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B up to the closing of the IPO and warrants to issue ordinary shares and all options, have been excluded from the calculation of the diluted loss per share for the year ended December 31, 2018 since their effect was anti-dilutive. The total number of shares related to the outstanding options, the 2012 Convertible Loan, preferred shares, warrants to issue preferred shares A, warrants to issue preferred shares B and warrants to issue ordinary shares and excluded from the calculation of diluted loss per share was 10,596,130 for the year ended December 31, 2018.

All outstanding options, the 2012 Convertible Loan, 2016 Convertible loan, preferred shares and warrants to issue preferred shares have been excluded from the calculation of the diluted loss per share for the year ended December 31, 2017 since their effect was anti-dilutive. The total number of ordinary shares related to the 2012 Convertible Loan, 2016 Convertible Loan, preferred shares and warrants to issue preferred shares and excluded from the calculation of diluted loss per share was 7,687,030 for the year ended December 31, 2017.  The 2015 Convertible Loan, warrants and liability to issue preferred shares were not taken into account in the diluted loss per share calculation for the year ended December 31, 2017, as the conversion terms depend on future events.

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousand (except for share numbers)

Loss attributable to equity holders of the Company	10,795	10,304	11,197
Income from change in fair value of financial liabilities at fair value	-	135	-
Loss used for the computation of diluted loss per share	10,795	10,439	11,197

Weighted average number of ordinary shares used in
the computation of basic loss per share	12,146,729	7,955,447	4,490,720
Add:
Weighted average number of additional shares issuable upon the assumed conversion/exercise of preferred shares and warrants to issue preferred shares and shares	-	27,955	-
Weighted average number of ordinary shares used in the computation of diluted loss per share	12,146,729	7,983,402	4,490,720

Basic loss per ordinary share	0.89	1.30	2.49
Diluted loss per ordinary share	0.89	1.31	2.49

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

1)	Key management personnel include members of the Board of Directors, the Chief Executive Officer, Chief Operating Officer, Chief Medical Officer and Chief Financial Officer.

2)	The Company granted stock options to certain key management personnel and directors, see note 11d.

3)	Key management compensation:

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Labor cost and related expenses	1,537	1,180	1,048
Share-based compensation	1,146	868	4,694
Directors fee and services	415	429	577
Others	23	30	109
	3,121	2,507	6,428

b.	Balances with related parties:

	December 31,
	2019	2018
	U.S. dollars in thousands
Key management:

Payables and accrued expenses	244	9
Severance pay obligations	70	65
Provision for vacation	194	186
Directors fee and services	106	74

NOTE 17 - SUBSEQUENT EVENTS

a.	During January 2020, a consultant exercised 32,500 options into 32,500 ordinary shares for a total consideration of $69,000.

b.	As described in note 11c, on February 18, 2020, the Company’s shareholders approved the $800,000 D.N.A. private placement.

c.	On March 16, 2020, the Company’s Board of Directors approved options grants as follows:

i.
An options grant to purchase 201,600 ordinary shares to certain employees and 7,500 options granted to a service provider, with an exercise price of $2.14 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date.

ii.
An options grant to purchase 250,000 ordinary shares to certain  executive officers of the Company, with an exercise price of $2.14. The options vest over 4 years from the date of grant; 25%vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The grant is subject to the approval by the shareholders of the Company.