Form 20-F
period 2020-12-31
Entera Bio Ltd.
filed 2021-03-18
CIK 1638097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ___ .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___

Commission file number: 001-38556

ENTERA BIO LTD.
(Exact name of Registrant as specified in its charter)

State of Israel
(Jurisdiction of incorporation or organization)

Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel
(Address of principal executive offices)

Dr. Spiros Jamas, Chief Executive Officer
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel
Tel: +972-2-532-7151
Email: Spiros@enterabio.com

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

23,738,642 Ordinary Shares, par value NIS 0.0000769 per share.

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Items included in our financial statements are measured using the currency of the primary economic environment in which we operate, the U.S. dollar, or the Functional Currency. Our financial statements and other financial information included in this Annual Report are presented in U.S. dollars unless otherwise noted. See Note 2 of our audited consolidated financial statements for the year ended December 31, 2020, included elsewhere in this Annual Report.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not be different, and historic results referred to in this Annual Report may be interpreted differently in light of additional research and clinical and preclinical trial results. Forward-looking statements include all statements that are not historical facts. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding our strategy, future operations, future financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are subject to risks and uncertainties and are based on information currently available to our management. Words such as, but not limited to, “anticipate,” “believe,” “contemplates,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “likely,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will,” “would,” “seek,” “should,” “target,” or the negative of these terms and similar expressions or words, identify forward-looking statements. The events and circumstances reflected in our forward-looking statements may not occur and actual results could differ materially from those projected in our forward-looking statements. Meaningful factors which could cause actual results to differ include, but are not limited to:

•
the scope, progress and costs of developing our product candidates such as EB613 for Osteoporosis and EB612 for Hypoparathyroidism, including without limitation any changes to the design of the ongoing Phase 2 clinical trial of EB613 or the need for additional clinical trials or development work based on further analysis of the interim data from the ongoing EB613 Phase 2 clinical trial;

•	the accuracy of our estimates regarding expenses, capital requirements, the sufficiency of our cash resources and the need for additional financing;

•	our ability to raise additional funds on commercially reasonable terms, including via our At The Market, or ATM, Program (as defined below in Item 10.C “Material Contracts”);

•	our ability to develop, advance product candidates into, and successfully complete, clinical studies such as our ongoing Phase 2 clinical trial of EB613 in osteoporosis;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•
our interpretation of FDA feedback and guidance and how such guidance may impact our clinical development plans, specifically our ability to utilize the 505(b)(2) pathway for the development and potential approval of EB613 and any other product candidates we may develop;

•	our expectations regarding licensing, business transactions and strategic collaborations, including our ongoing collaboration with Amgen;

•	our ability to use and expand our drug delivery technology to additional product candidates;

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to continue as a going concern absent access to sources of liquidity;

•	our ability to obtain and maintain regulatory approval for any of our product candidates;

•	our competitive position, especially with respect to Forteo® and other products on the market or in development for the treatment of osteoporosis;

•	our ability to establish and maintain development and commercialization collaborations;

•	any potential commercial launch of current or future product candidates, and the timing, cost or other aspects of such commercialization;

•	our ability to manufacture and supply sufficient amounts of material to support our clinical trials and any potential future commercial requirements;

•	the safety and efficacy of therapeutics marketed by competitors that are targeted toward indications for which we are developing product candidates;

•	the size of any market we may target and the adoption of our product candidates, if approved, by physicians and patients;

•	our ability to obtain, maintain and protect our intellectual property and operate our business without infringing misappropriating or otherwise violating any intellectual property rights of others;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	the possibility that competing products or technologies may make any product candidates we may develop and commercialize or our oral delivery technology obsolete;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to develop a sales, marketing and distribution infrastructure, if any;

•	our ability to manage growth; and

•
the duration and severity of the coronavirus (COVID-19) outbreak, the actions that may be required to contain the Coronavirus or treat its impact, and its impact on our operations and workforce, including our research and development and clinical trials.

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

 ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3.A.          Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with IFRS and are presented in U.S. dollars. The selected historical consolidated financial information for the years ended December 31, 2020, 2019 and 2018 and the selected statements of financial position data as of December 31, 2020 and 2019 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Entera Bio Ltd. and notes thereto appearing elsewhere in this Annual Report. The selected historical consolidated financial position data as of December 31, 2018, 2017 and 2016 and financial information for the years ended December 31, 2017 and 2016 has been derived from our audited consolidated financial statements not included in this Annual Report.

On January 1, 2019, we adopted the amendment to IAS 1 and our financial information was updated for dates and periods before January 1, 2019. Accordingly, we classified in comparable periods the relevant financial liabilities as current liabilities.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this Annual Report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5–Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Consolidated Statements of Comprehensive Loss Data

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In thousands, except shares and per share data)
Consolidated statements of comprehensive loss:
Revenue	$365	$236	$500	-	-
Cost of revenue	209	210	-	-	-
Research and development expenses, net	$6,398	$7,199	$8,518	$2,768	$2,648
General and administrative expenses	4,891	4,281	2,843	8,575	2,719
Total operating loss	11,133	11,454	10,861	11,343	5,367
Financial income:
Income from change in fair value of financial liabilities at fair value through profit or loss	(1,237)	(743)	(523)	(251)	(4,311)
Other financial expenses (income), net	67	84	(34)	105	143
Financial income, net	(1,170)	(659)	(557)	(146)	(4,168)
Loss before taxes	$9,963	$10,795	$10,304	$11,197	$1,199
Taxes on income	20
Net comprehensive loss	$9,983	$10,795	$10,304	$11,197	$1,199
Loss per ordinary share(1)
Basic	$0.54	$0.89	$1.30	$2.49	$0.27
Diluted	$0.55	$0.89	$1.31	$2.49	$0.78
Weighted average number of Ordinary Shares used in computing basic loss per ordinary share(1)	18,417,093	12,146,729	7,955,447	4,490,720	4,473,170
Weighted average number of Ordinary Shares used in computing diluted loss per ordinary share(1)	18,563,675	12,146,729	7,983,402	4,490,720	6, 756,360

(1) Basic and diluted loss per Ordinary Share and basic and diluted weighted average number of Ordinary Shares in 2017 and 2016 were retroactively adjusted due to Ordinary Shares split of 1 for 130. Basic and diluted loss per Ordinary Share in 2019 and 2017 are the same because the financial instruments as described in the financial statements were excluded from the calculation since their effect was anti-dilutive. See Note 14 of our consolidated financial statements for the year ended December 31, 2020, included elsewhere in this Annual Report for further details on the calculation of basic and diluted loss per ordinary share.

Consolidated Statements of Financial Position Data:
	As of December 31,
	2020	2019	2018	2017	2016
	(In thousands)
Consolidated statements of financial position data:
Cash and cash equivalents	8,593	15,185	7,506	11,746	4,163
Short-term bank deposits	-	-	4,015	-	-
Restricted deposits	-	-	-	-	1,075
Accounts receivable	255	278	725	-	-
Other current assets	261	173	220	671	195
Total current assets	9,109	15,636	12,466	12,417	5,433
Property and equipment	192	202	224	207	199
Right of use assets	356	260	-	-	-
Intangible assets	605	605	651	654	654

Total assets	$10,262	$16,703	$13,341	$13,278	$6,286

Accounts payable-Trade and other	1,494	1,704	1,563	2,020	657
Lease liabilities	189	177
Contract liabilities	158	267	225	-	-
Convertible Loans	-	-	-	3,893	14,720
Preferred shares	-	-	-	33,455	11,031
Warrants to purchase Ordinary Shares and preferred shares	1,432	2,444	1,372	5,398	4,800
Total current liabilities	3,273	4,592	3,160	44,766	31,208
Liability to issue preferred shares and warrants	-	-	-	-	273
Lease liabilities	243	122	-	-	-
Severance pay obligations, net	81	70	65	70	51
Total non-current liabilities	324	192	65	70	324
Total liabilities	$3,597	$4,784	$3,225	$44,836	$31,532
Shareholders’ equity (Capital deficiency)	$6,665	$11,919	$10,116	$(31,558)	$(25,246)
Working capital(1)	$5,836	$11,044	$9,306	$(32,349)	$(25,775)

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

Risk Factor Summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks are discussed more fully later in this Item, and include, but are not limited to, the following:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur substantial losses for the next several years;
•
Management has performed an analysis of our ability to continue as a going concern and our independent registered public accounting firm has raised substantial doubt as to our ability to continue as a going concern;

•	All of our product candidates, including EB613 and EB612, are in preclinical or clinical development and we have not yet successfully completed the development of any product candidates;
•
If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates, marketing approval may be delayed or we may need to abandon our development of such product candidates, and if such side effects are identified following regulatory approval, any approved product label may be limited or we may be subject to other significant negative consequences;

•	The outbreak of COVID-19 in the United States, Israel and elsewhere has created significant business disruptions and could adversely affect our business;
•	The commencement and completion of clinical trials can be delayed or prevented for a number of reasons;
•
The results of previous clinical trials may not be predictive of future results, our progress in trials for one product candidate may not be indicative of progress in trials for other product candidates, and our trials may not be designed so as to support regulatory approval;

•
Even if regulatory approvals are obtained for our product candidates, we will be subject to ongoing government regulation. If we fail to comply with applicable current and future laws and government regulations, it could delay or prevent the promotion, marketing or sale of our products;

•	Healthcare legislative changes may harm our business and future prospects;
•	We are subject to manufacturing risks that could substantially increase our costs and limit supply of our products;
•	We are highly dependent upon our ability to enter into agreements with collaborators to develop, commercialize and market our products;
•	We may fail to establish, maintain, defend and enforce intellectual property rights with respect to our technology;
•	The price of our Ordinary Shares and IPO Warrants may be volatile, and holders of our Ordinary Shares and IPO Warrants could lose all or part of their investment; and
•	Security, political and economic instability in the Middle East may harm our business.

Risks Related to Our Financial Position

We have incurred significant losses since our inception and anticipate that we will continue to incur substantial losses for the next several years.

We have incurred net losses in each year since our inception, including net losses of $10.0 million in 2020 and $10.8 million in 2019. As of December 31, 2020 we had an accumulated deficit of $72.9 million. We expect to continue to incur substantial losses for the next several years, and we expect these losses to increase as we continue our development of and potentially seek regulatory approval for, EB613 and EB612 and potentially develop future product candidates, including a new oral GLP-2 analog research program. In addition, if we receive regulatory approval to market EB613 or any of our other current or future product candidates, we will incur additional losses as we scale-up manufacturing and potentially prepare to commercialize any approved products. We anticipate that our net losses and accumulated deficit for the next several years will be significant as we conduct our planned operations. Given our current development plans, we anticipate that our existing cash and cash equivalents and will be sufficient to fund our operations into the second quarter of 2022. Accordingly, these factors, among others, raise substantial doubt about our ability to continue as a going concern. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to accurately predict the timing or amount of the development and clinical expenses or when, or if we will be able to achieve, or maintain, profitability. In addition, our expenses could increase if we are required by the FDA or comparable foreign regulatory authorities to perform preclinical or clinical studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials or the development and potential commercialization of EB613 or any other product candidates. The amount of our future net losses will depend, in part, on the amount and timing of our expenses, our ability to generate revenue and our ability to raise additional capital. These net losses have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

Management has performed an analysis of our ability to continue as a going concern. In addition, our independent registered public accounting firm has raised substantial doubt as to our ability to continue as a going concern.

Based on its assessment, management has raised substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm expressed substantial doubt as to our ability to continue as a going concern in their report accompanying our audited consolidated financial statements. As of March 16, 2021, we had cash and cash equivalents of approximately $15.4 million. Our ability to continue as a going concern will depend on our ability to obtain additional financing. Management is in the process of evaluating various financing alternatives including public or private equity offerings, debt financings, strategic collaborations and grant funding to finance future research and development activities and general and administrative expenses. A going concern opinion could impair our ability to finance our operations through public or private equity offerings or debt financings, or a combination of one or more of these funding sources. Any additional equity or debt financing could be extremely dilutive to our current shareholders. Additional capital may not be available on reasonable terms, or at all, and we may be required to terminate or significantly curtail our operations, or enter into arrangements with collaborative partners or others that may require us to relinquish rights to certain aspects of our product candidates, or potential markets that we would not otherwise relinquish. If we are unable to obtain capital, our business, including our ability to conduct studies and develop our product candidates, would be jeopardized and we may not be able to continue operations.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our current and any potential future revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each product candidate. As such, we are currently primarily focused on the development of EB613 and EB612 for the treatment of osteoporosis and hypoparathyroidism, respectively and in February 2021, we initiated a new oral GLP-2 analog research program. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our current or potential decisions to delay, terminate or collaborate with third parties with respect to certain product development programs may also be sub-optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not available, may require us to delay, reduce or cease our product development activities and operations.

We are currently advancing our lead product candidate EB613 through clinical development. Developing therapeutics, including conducting preclinical studies and clinical trials, is expensive. We will require substantial additional capital in order to complete filings with the regulatory agencies including the FDA and European Medicines Agency, or the EMA, secure commercial manufacturing supply for and commercialize EB613 and conduct the research and development and clinical and regulatory activities necessary to bring other product candidates to market. If the FDA or comparable foreign regulatory authorities require that we perform additional preclinical studies or clinical trials at any point, our expenses would further increase beyond what we currently expect, and the anticipated timing of any future clinical development activities and potential regulatory approvals may be delayed depending upon our allocation of resources and available funding. The recent outbreak of COVID-19, has significantly disrupted world financial markets and may reduce opportunities for us to seek out additional funding. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, or on acceptable terms, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of manufacturing, sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

We expect that we would need to raise additional funds to support the execution of our long-term growth strategy, including for a potential Phase 3 trial comparing EB613 with Forteo®, additional non-clinical studies for EB613, and further development of our technology platform and product pipeline, including our new oral GLP-2 analog research program. We can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to us, or at all. Because successful development of our product candidates is uncertain, we are unable to estimate the actual amount of financing we will require to complete research and development and to commercialize our product candidates. We may also require additional financing if we are forced to delay and curtail our research activities and clinical trials due to the impact of COVID-19. The amount and timing of our funding requirements will depend on many factors, including but not limited to:

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

Many of these factors are outside of our control. Based upon our currently expected level of operating expenditures, we believe that we will be able to fund our operations into the second quarter of 2022. Our expectations are based on management’s current assumptions, clinical development plans and regulatory submission timelines, which may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. This period could be shortened if there are any unanticipated increases in spending on development programs or other unanticipated increases in spending related to circumstances outside of our control, including, without limitation, costs associated with litigation or other legal proceedings, hiring of additional consultants and personnel or procurement of additional raw materials. Our existing cash and cash equivalents will not be sufficient to obtain regulatory approval for any of our product candidates. Accordingly, we continue to require substantial additional capital. In order to fund our future capital needs, we may seek additional funding through equity or debt financings, development partnering arrangements, lines of credit or other sources. These conditions raise substantial doubt about our ability to continue as a going concern, and we will be required to raise additional funds, seek alternative means of financial support, or both, in order to continue operations. The accompanying financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations.

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

To become and remain profitable, we must succeed in developing and commercializing products that generate significant revenues. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages, including developing product candidates, completing pre-clinical and clinical trials for such product candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may never succeed in these activities and, even if we do, we may never generate revenue from product sales that is significant enough to achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	the completion of our ongoing Phase 2 dose-ranging clinical trial for EB613 and any future development efforts for EB613 or other product candidates;

•	securing additional funding as may be needed to continue the development of EB613 or any other product candidates;

•
obtaining required regulatory and marketing approvals for the manufacturing and commercialization of EB613 and any other product candidates we may develop, including a new Oral GLP-2 analog research program ;

•	obtaining adequate reimbursement from third-party payors for any product that may be commercialized, if approved;

•	managing our spending as costs and expenses increase due to the preparation of regulatory filings, potential regulatory approvals, manufacturing scale-up and potential commercialization;

•	continuing to build and maintain our intellectual property portfolio;

•	recruiting and retaining qualified executive management and other personnel;

•	building and maintaining appropriate research and development, clinical, sales, manufacturing, financial reporting, distribution and marketing capabilities on our own or through third parties;

•	gaining market acceptance for our product candidates;

•	developing and maintaining successful strategic relationships and collaborations;

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

Successful and timely completion of clinical trials will require that we enroll enough volunteers in early studies, or patients with a specific disease in later trials. Trials may be subject to delays as a result of enrollment taking longer than anticipated or subject withdrawal. Enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the number of competing clinical trials, the availability of drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies. Our most advanced programs, EB613 and EB612 may compete with marketed drugs, such as Forteo (in Osteoporosis) and Natpara® (in hypoparathyroidism), or other clinical trials for drugs in development to treat such conditions. Furthermore, EB612 has orphan drug designation in the US and in the European Union, or the EU which means that the potential patient population is limited. These factors may make it difficult for us to enroll enough subjects to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down development of our product candidates and any potential approvals and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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

We currently depend upon the efforts and abilities of our senior executives, including Spiros Jamas our Chief Executive Officer, Dr. Phillip Schwartz, our President of R&D and Executive Vice President, Hillel Galitzer, our Chief Operating Officer, and a small number of employees and key consultants. Our success depends upon the continued contributions of these senior executives, employees and consultants, many of whom have substantial scientific and technical experience with, and have been instrumental for, us and our technology platform. Furthermore, recruiting and retaining new executive talent and qualified scientific personnel to perform future research and development work will be critical to our success. Competition for skilled personnel is intense and turnover rates are high, and our ability to attract and retain qualified personnel may be limited. The loss or unavailability of the services of any of our key employees and consultants for any significant period of time or our inability to attract and retain qualified skilled personnel could have a material adverse effect on our business, technology, prospects, financial condition and results of operations. We do not maintain “key man” life insurance policies for any of our employees.

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

While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could cause damage or destroy assets, compromise business systems, or otherwise result in a material disruption of our programs and business operations. Security breaches further pose a risk that sensitive data, including intellectual property, clinical data, trade secrets or personal information may be exposed to unauthorized persons or to the public, altered or lost. For example, the loss of clinical trial data for any of our product candidates could delay our ability to report such data, result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, damages or damage to our reputation and the further development of our product candidates could be delayed. We do not currently maintain a cyber insurance policy and therefore the successful assertion of one or more large claims against us in connection with a breach or other cybersecurity-related matter could materially adversely affect our business, financial condition and operating results.

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

The results of the United Kingdom’s exit from the European Union, commonly referred to as “Brexit,” may have a negative effect on global economic conditions, financial markets and our business.

 The United Kingdom, or the U.K. exited the EU on January 31, 2020. The U.K.’s withdrawal from the EU occurred on January 31, 2020, but the U.K. remained in the EU’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the economic integration does not reach the level that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations are expected to continue in relation to the relationship between the U.K. and the EU in certain other areas which are not covered by the Trade and Cooperation Agreement.

Since a significant proportion of the regulatory framework affecting the pharmaceutical and biotechnology industries in the U.K. is derived from the EU directives and regulations, Brexit, the Trade and Cooperation Agreement and any future agreements between the U.K. and the EU could materially impact the regulatory regime with respect to the approval of our product candidates in the U.K. and/or the EU. For example, as a result of the uncertainty surrounding Brexit, the EMA relocated to Amsterdam from London. This transition may cause disruption in the administrative and medical scientific links between the EMA and the U.K. Medicines and Healthcare products Regulatory Agency, including delays in granting clinical trial authorization or marketing authorization, disruption of import and export of active substance and other components of new drug formulations, and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorization and commercialization of products in the U.K. and/or the EU. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the U.K. and/or the EU, and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occurs, we may be forced to restrict or delay efforts to seek regulatory approval in the U.K. and/or EU for our product candidates, which could significantly and materially harm our business.

The outbreak of COVID-19 in the United States, Israel and elsewhere has created significant business disruptions and could adversely affect our business.

The  outbreak of COVID-19 in the United States, Israel and elsewhere, has created significant business disruptions and could adversely affect our business. In December 2019, a novel strain of COVID-19, was identified in Wuhan, China. Starting in March 2020, this virus began to spread globally, including to the United States and Israel and continues to spread globally. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a pandemic. The COVID-19 outbreak continues to rapidly evolve.

In March 2020, the Government of Israel, where we run our research and development activities and clinical trials, imposed a mandatory quarantine of all foreign visitors and, in addition, announced that non-Israeli residents or citizens traveling from certain countries may be denied entry into Israel. At various times since March 2020, Israel has further issued regulations imposing partial home confinement and other movement restrictions, reducing staffing of non-essential businesses, restricting public transportation and other public activities. To comply with such regulations, we reduced the number of employees that were allowed in our facility. We continue to monitor our operations and government regulations, guidelines and recommendations and may need to temporarily close our office space to protect our employees. In addition, hospitals may reduce staffing and have begun to reduce or postpone certain treatments in response to the spread of an infectious disease, including our clinical trials. Such events may result in a period of business disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

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

These disruptions resulted in a delay in completing enrollment in the EB613 clinical trial and may further prevent or delay us from completing future research and development activities and additional activities related to our ongoing or future clinical trials on our expected timelines.  If a sufficient number of patients do not complete our Phase 2 clinical trial of EB613, the FDA may determine that we lack sufficient data to proceed with a Phase 3 clinical trial or may require that we alter the design of any future Phase 3 clinical trial, which may require us to expend additional resources. While we may have adapted to these developments by arranging home health visits for patients in the EB613 Phase 2 clinical trial that were unable or unwilling to come to the hospitals for monitoring and testing under the protocol, we experienced higher costs than we would have otherwise incurred, and there is no guarantee we will be able to continue doing so in the future if Israeli authorities enact a more severe lockdown than previously implemented or require citizens to shelter in place, as has already occurred in other countries across the world, including China, the United States and Europe. Interruption or delays in the operations of the FDA and foreign regulatory authorities may impact review and approval timelines. Regulatory authorities may also decide to prioritize review of other pharmaceutical approval applications, including those related to treatment of COVID-19. We may also be delayed in completing research we are contractually obligated to produce, including as part of our agreed collaboration with Amgen or with other third-party partners.

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

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could further adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results. In addition, the trading prices for our Ordinary Shares and other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and geographic reach of the coronavirus and the effectiveness of actions to contain the coronavirus or treat its impact, among others.

We are subject to risks related to restrictive data privacy regulations governing the collection, use, processing and cross-border transfer of personal information.

In the ordinary course of our business, we may collect, process, use, store or transfer sensitive data in our data centers and on our networks, including intellectual property, proprietary business information (both ours and that of our customers, suppliers and business partners) and personally identifiable information, including in connection with conducting clinical trials. We are subject to strict data privacy laws and regulations in the U.S., EU, Israel and other jurisdictions in which we operate, as well as contractual obligations, governing the collection, transmission, storage and use of personal information. The legislative and regulatory landscape for data privacy and protection continues to evolve around the world and are increasingly rigorous, with new and constantly changing requirements applicable to our business, including the U.S.’s federal Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, the EU General Data Protection Regulation ((EU) 2016/679), or the GDPR, the Israeli Privacy Protection Law, 5741-1981, and other laws and regulations governing the collection, use, disclosure and transmission of data.  The enforcement practices of these laws and regulations are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.

For example, in the United States, various federal and state regulators have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. On November 3, 2020 California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023.The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

In addition, outside the United States, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states. governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data.  Specifically, the GDPR’s requirements including having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area, including to the United States, and other countries providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. The U.K. has transposed the GDPR into domestic law, with its version of the GDPR that took effect on January 1, 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines for certain violations.  As such, we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects. Any failure or perceived failure to comply with the requirements of privacy laws and regulations, including the CCPA, GDPR and related national data protection laws of the member states of the EU and the U.K., may result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to Regulatory Approval of Our Product Candidates

Clinical drug development is expensive, time consuming and uncertain. Development programs are subject to unanticipated delays and we may ultimately not be able to obtain regulatory approvals for the commercialization of our product candidates.

Our lead product candidates are orally delivered tablet formulations of the synthetic form of the first 34 amino acids of human PTH. We are developing EB613 to treat Osteoporosis and EB612 to treat of hypoparathyroidism. These product candidates, have not yet reached late-stage clinical development and are subject to the risks of failure inherent in drug development. The clinical development, manufacturing, quality assurance, labeling, storage, record-keeping, advertising, promotion, pharmacovigilance, import, export, marketing and distribution of our product candidates is subject to extensive regulation by the FDA in the United States and by comparable authorities in foreign markets. We are not permitted to market our product candidates in the United States until we receive approval of a new drug application, or NDA, from the FDA or in any other country until we receive marketing approval from the applicable regulatory authorities in such countries. We have not yet submitted a marketing application, or received marketing approval, for any of our product candidates and have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals. The process of obtaining regulatory approvals is expensive, often takes many years, and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Approval policies or regulations may change and the regulatory agencies have substantial discretion in the approval process for products, including the ability to delay, limit or deny approval of a product candidate for many reasons. Obtaining approval of an NDA or other marketing application can be a lengthy, expensive and uncertain process. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

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

EB613 is currently in a Phase 2 clinical trial for the treatment of osteoporosis and we had a Pre-IND meeting for EB613 with the FDA in November 2018. Following FDA guidance on our proposed preclinical and clinical development plans, we intend to further develop EB613 and conduct the required nonclinical studies and clinical trials in order to attain regulatory approval in the United States and other countries. In addition, we plan to initiate a Phase 2b/3 clinical trial of EB612 in hypoparathyroidism that would potentially support a submission for regulatory approval of EB612. Furthermore, in February
2021, we initiated a new oral GLP-2 analog research program based on our platform technology. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials for a number of reasons including:

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

If we, our drug products or the manufacturing facilities for our drug products, fail to comply with applicable regulatory requirements, a regulatory agency may:

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

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the drug in the United States. In the EU, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affects not more than five in 10,000 persons in the EU, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development and no satisfactory method of diagnosis, prevention or treatment of the condition concerned is authorized, or, if such method exists, that the medicinal product will be of significant benefit to those affected by the condition. We have received orphan drug designation for oral PTH, specifically human PTH (1-34), for the treatment of hypoparathyroidism from the FDA, but orphan drug designation may not ensure that we have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for any additional oral PTH product candidates for the treatment of other diseases. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval, including the development time or regulatory review time of a drug.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving another drug with the same active moiety for the same indication for that time period or precludes the EMA, and other national drug regulators in the EU, from accepting the marketing application for a similar medicinal product for the same indication. The applicable period is seven years in the United States and 10 years in the EU. The EU period can be reduced to six years if, at the end of the fifth year of marketing exclusivity, a product no longer meets the criteria for orphan drug designation, for instance if the product is sufficiently profitable so that market exclusivity is no longer justified. In the EU, orphan exclusivity may also be extended for an additional two years (i.e., a maximum of 12 years’ orphan exclusivity) if the product is approved on the basis of a dossier that includes pediatric clinical trial data generated in accordance with an approved pediatric investigation plan. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Orphan drug exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or otherwise makes a major contribution to patient care. In the EU, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product.

We believe that our key competitor in hypoparathyroidism treatment is Takeda Pharmaceutical Company Ltd., whose product Natpara, an injectable bioengineered recombinant form of PTH (1-84), was approved by the FDA in January 2015, and conditionally approved by the EMA in April 2017. Natpara has been granted orphan drug designation for hypoparathyroidism by the FDA and, as the first approved product for this indication, has orphan drug market exclusivity for seven years in the United States and, 10 years after receipt of market approval in the EU. Therefore, we will only be able to obtain regulatory approval for EB612 prior to expiration of Natpara’s orphan exclusivity period in the United States, which expires in January 2022, if we demonstrate EB612’s clinical superiority over Natpara in that it demonstrates greater effectiveness or safety than Natpara or that it otherwise makes a major contribution to patient care. We believe that we will be able to demonstrate to the satisfaction of the FDA and EMA that our formulation of PTH is clinically superior to Natpara, and therefore we do not believe that the FDA or EMA will be precluded from approving a marketing application prior to Natpara’s expiration of orphan exclusivity, but there can be no assurance that we will be able to demonstrate that EB612 is clinically superior to Natpara or otherwise makes a major contribution to patient care, under the applicable FDA and EMA standards and obtain regulatory approval even if EB612 would otherwise satisfy each regulator’s standards for approval. In 2019, Natpara was recalled due to certain manufacturing issues.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In 2011, the U.S. Congress enacted the Budget Control Act of 2011 (the “Budget Control Act”), which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 absent additional congressional action; however, pursuant to the CARES Act, and subsequent legislation, these reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal and replace certain aspects of the ACA, and we expect such challenges to continue. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. In 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act (the “2017 Tax Act”), which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation, regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a federal judge in Texas ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the 2017 Tax Act. While the judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA, will impact our business. On December 18, 2019, the Fifth Circuit Court of Appeals upheld the lower court’s decision that the ACA was unconstitutional. On March 2, 2020, the U.S. Supreme Court granted certiorari to review the case and oral arguments were held on November 10, 2020. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Pending review, the ACA remains in effect, but it is unclear what effect this litigation, other efforts to repeal and replace the ACA and the healthcare reform measures of the Biden administration will have on the status of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. The Interim Final Rule has not been finalized and is subject to revision and challenge, including legal challenges from industry advocacy groups and participants. On November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

On November 20, 2020, the HHS Office of Inspector General finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, the HHS Office of Inspector General added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others, yet removed safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business. CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Both in the United States and in the EU, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

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

We believe that our key competitor in hypoparathyroidism treatment is Natpara. If we obtain regulatory approval for EB612, it will compete with Natpara, which by that time will have been marketed for several years and may have wide-spread market acceptance that may be difficult to overcome.  In order to obtain FDA approval for EB612 prior to the expiration of Natpara’s orphan drug exclusivity in 2022, we need to show that EB612 is clinically superior to Natpara or otherwise makes a major contribution to patient care. Moreover, although we have obtained orphan drug designation for EB612 for the treatment of hypoparathyroidism, we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity. In addition, Ascendis Pharma has reported that it is developing a long-acting, oral prodrug formulation of PTH for the treatment of hypoparathyroidism. In August 2020, Ascendis reported on top-line results from a global Phase 2 trial, and anticipates initiating a Phase 3 trial by the end of 2021 or 2022.

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

Even if we obtain regulatory approval of any of our product candidates in a major pharmaceutical market such as the United States or the EU, we may never obtain approval or commercialize our products in other major markets, which would limit our ability to realize their full market potential.

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

Obtaining coverage and reimbursement approval for a product from a government or other third-party payors is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for our product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidates, profitably or at all, even if approved.

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

We may enter into collaborations with third parties that we believe could provide us with funding, research support, and other milestone payments. For example, we have entered into a research collaboration and license agreement with Amgen. Under the agreement, the parties will collaborate for the development and discovery of clinical candidates in the field of inflammatory disease and other serious illnesses. Further, under the terms of the agreement, we will engage in formulation and preclinical development at Amgen’s expense. Amgen will be responsible for subsequent research, clinical development, manufacturing and commercialization of any of the resulting programs, at its expense. We also anticipate seeking a collaborator to develop EB613 for osteoporosis and that any such collaborator would be responsible for, or substantially support, late stage clinical trials of EB613 as well as regulatory approvals and registrations and any potential commercialization activities.

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

We have limited patent protection with respect to our product candidates and technologies. We have been issued a patent that contains claims directed to compositions comprising a protein, an absorption enhancer and a protease inhibitor, as well as methods for oral administration of a protein with an enzymatic activity in each of the United States, Australia, Canada, Japan, New Zealand, China, Israel and Russia. Related patent applications are pending in the United States, the EU, Hong Kong, Brazil, China and India. We have also filed six patent applications in various jurisdictions that currently contain claims directed to oral administration technologies, including compositions and drug delivery devices utilizing an absorption enhancer and methods of treating osteoporosis, hypoparathyroidism and bone fractures and related conditions with orally administered parathyroid hormone. We cannot be certain that patents will be issued or granted with respect to any of our pending or future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably, and can change. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical or biotechnology patents. Even if our pending patent applications issue as patents, such patents may not cover our product candidates in the United States or in other countries. Accordingly, we cannot predict whether additional patents protecting our technology will issue in the United States or in non-U.S. jurisdictions, or whether any patents that do issue will have claims of adequate scope to provide us with a competitive advantage.

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

•	our clinical trial results and the timing of the release of such results;

•	the amount of our cash resources and our ability to obtain additional funding;

•	the announcement of research activities, business developments, technological innovations or new products, or acquisitions or expansion plans by us or our competitors;

•	the success or failure of our research and development projects or those of our competitors;

•	our entering into or terminating strategic relationships;

•	changes in laws or government regulation;

•	actual or anticipated fluctuations in our and our competitors’ results of operations and financial condition;

•	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;

•	the departure of our key personnel;

•	disputes related to intellectual property and proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	our sale, or the sale by our significant shareholders, of Ordinary Shares, IPO Warrants or other securities in the future;

•	public concern regarding the safety, efficacy or other aspects of the products or methodologies we are developing;

•	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

•	market acceptance of our products;

•	the mix of products that we sell and related services that we provide;

•	the success or failure of our licensees to develop, obtain approval for and commercialize our licensed products, for which we are entitled to contingent payments and royalties;

•	the publication of the results of preclinical or clinical trials for EB613, EB612 or any other product candidates we may develop, including a new Oral GLP-2 analog research program;

•	the failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products;

•	variances in our financial performance from the expectations of market analysts;

•	the limited trading volume of our Ordinary Shares and IPO Warrants; and

•	general economic and market conditions, including factors unrelated to our industry or operating performance.

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

The significant share ownership position of D.N.A Biomedical Solutions Ltd. that beneficially owns approximately 15.14% of our Ordinary Shares may significantly influence the outcome of matters requiring shareholder approval.

D.N.A Biomedical Solutions Ltd. (“D.N.A Biomedical”), beneficially owns approximately 15.14% of our outstanding shares, as of March 16, 2021. Accordingly, D.N.A Biomedical may be able to influence matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing either a third party from acquiring control over us or engaging in other purchases of our Ordinary Shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our Ordinary Shares or any changes, or from making any changes to our management or board of directors. D.N.A Biomedical could also sell its stake in our company and effectively transfer a significant stake of our company to another party without your consent. D.N.A Biomedical’s interests may not be consistent with those of our other shareholders. In addition, this significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our Ordinary Shares.

The market price of our Ordinary Shares and IPO Warrants could be negatively affected by future sales of our securities.

If our shareholders, particularly our directors or our executive officers and their affiliates, that in aggregate, beneficially own approximately 18.17% of our Ordinary Shares as of March 16, 2021, sell substantial amounts of our Ordinary Shares or IPO Warrants in the public market, or if there is a public perception that these sales may occur in the future, the market price of our Ordinary Shares or IPO Warrants may decline. The perception in the public market that our shareholders might sell our Ordinary Shares or IPO Warrants could also depress the market price of our Ordinary Shares or IPO Warrants and could impair our future ability to obtain capital, especially through an offering of equity securities. In addition, our sale of additional Ordinary Shares or IPO Warrants or other similar securities in order to raise capital might have a similar negative impact on the share price of our Ordinary Shares or IPO Warrants. A decline in the price of our Ordinary Shares may impede our ability to raise capital through the issuance of additional Ordinary Shares, IPO Warrants or other equity securities, and may cause holders of our Ordinary Shares or IPO Warrants to lose part or all of their investment.

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

As a foreign private issuer, we have the option to follow certain Israeli corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We rely on this foreign private issuer exemption, or Foreign Private Issuer Exemption, with respect to Nasdaq shareholder approval requirements in respect of additional issuances of equity in either a public or private offering and equity-based compensation plans and the quorum requirement for meetings of our shareholders. In addition, we rely on the Foreign Private Issuer Exemption with respect to independent approval of board nominations, the requirement to have a majority of independent directors on our board, third party compensation of directors and director nominees and the requirement for independent directors to hold executive sessions. We may in the future, as long as we are considered a foreign private issuer, elect to follow home country practices in Israel with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our status as a foreign private issuer, which would increase our compliance costs and could thereby negatively impact our results of operations.

We may no longer be a foreign private issuer as of June 30, 2021, the end of our second fiscal quarter in our current fiscal year, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. We will not maintain our current status as a foreign private issuer, if as of June 30, 2021(a) a majority of our Ordinary Shares is not either directly or indirectly owned of record by non-residents of the United States and (b) one of the following applies: (i) a majority of our executive officers or directors are United States citizens or residents, (ii) more than 50 percent of our assets are located in the United States or (iii) our business is administered principally inside the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. Such modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on Nasdaq that are available to foreign private issuers. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may not have sufficient insurance to cover our liability in any current or future litigation claims either due to coverage limits or as a result of insurance carriers seeking to deny coverage of such claims.

We may face a variety of litigation-related liability risks. Our amended Articles of Association, or Articles, other applicable agreements and/or Israeli law may require us to indemnify (and advance expenses to) our current and past directors and officers and employees from reasonable expenses related to the defense of any action arising from their service to us, including circumstances under which indemnification is otherwise discretionary. While our directors and officers are included in a director and officer liability insurance policy, which covers all our directors and officers in some circumstances, our insurance coverage does not cover all of our indemnification obligations and may not be adequate to cover any indemnification or other claims against us. In addition, the underwriters of our present coverage may seek to avoid coverage in certain circumstances based upon the terms of the respective policies. If we incur liabilities that exceed our coverage under our directors and officers insurance policy or incur liabilities not covered by our insurance, we would have to self-fund any indemnification amounts owed to our directors and officers and employees in which case our results of operations and financial condition could be materially adversely affected. Further, if D&O insurance becomes prohibitively expensive to maintain in the future, we may be unable to renew such insurance on economic terms or unable renew such insurance at all. The lack of D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers to serve our company, which could adversely affect our business.

There is a risk that we may be a passive foreign investment company, for U.S. federal income tax purposes for any taxable year, which generally would result in certain adverse U.S. federal income tax consequences to our U.S. investors.

There is a risk that we may be treated as a passive foreign investment company, or PFIC, for any taxable year. Although the application of the PFIC rules to a company like us is subject to uncertainties in some respects, we believe that it is reasonable to take the position that we were not a PFIC for 2020, but there can be no assurance that the Internal Revenue Service will agree or that a court will uphold this position. For the reasons described below, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average value of its assets consists of assets (generally determined on a quarterly basis) that produce, or are held for the production of, passive income, or the assets test. Generally, passive income includes interest, dividends, rents, royalties and certain gains, and cash is generally a passive asset for PFIC purposes. The assets shown on our balance sheet consist, and are expected to continue to consist, primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the assets test for the current or any future taxable year will depend largely on the quarterly value of our goodwill and on how quickly we utilize our cash in our business. Because (i) the value of our goodwill may be determined by reference to the market price of our Ordinary Shares, which has been, and may continue to be volatile given the nature and early stage of our business, (ii) we hold, and expect to continue to hold, a significant amount of cash, and (iii) a company’s annual PFIC status can be determined only after the end of each taxable year, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. In addition, it is not clear how to apply the income test to a company like us, which is still developing its key intangible assets and whose overall losses from research activities significantly exceed the amount of its income (including passive income). If our losses from research and development activities are disregarded for purposes of the income test, we may be a PFIC for any taxable year if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for the relevant year is from interest and financial investments. Because the revenue shown on our financial statements is not calculated based on U.S. tax principles, and because for any taxable year we may not have sufficient (or any) non-passive revenue, there is a risk that we may be or become a PFIC under the income test for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor owned our Ordinary Shares (or under proposed Treasury regulations, IPO Warrants), such U.S. shareholder generally will be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the Ordinary Shares (or IPO Warrants) and certain distributions and a requirement to file annual reports with the Internal Revenue Service. See “Item 10.E.—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for more information.

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

We can qualify as an Emerging Growth Company for up to five years, although circumstances could cause us to lose that status earlier, including, inter alia, if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter), in which case we would no longer be an Emerging Growth Company as of the following December 31 (our fiscal year end). When we are no longer deemed to be an Emerging Growth Company, we will not be entitled to the exemptions provided in the JOBS Act. We cannot predict if investors will find our Ordinary Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

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

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business. Although such hostilities did not have a material adverse impact on our business in the past, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. These or other Israeli political or economic factors could harm our operations and product development. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. We could experience disruptions if acts associated with this conflict result in any serious damage to our facilities. Furthermore, several countries, as well as certain companies and organizations, continue to restrict business with Israel and Israeli companies, which could have an adverse effect on our business and financial condition in the future. Our business interruption insurance may not adequately compensate us for losses, if at all, that may occur as a result of an event associated with a security situation in the Middle East, and any losses or damages incurred by us could have a material adverse effect on our business.

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

The U.S. dollar is both our functional and reporting currency. As a result, our results of operations may be adversely affected by exchange rate fluctuations between the U.S. dollar and the NIS. A significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the cost of our operations in Israel unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. In addition, if the value of the U.S. dollar decreases against the NIS, our earnings may be negatively impacted. Moreover, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate, perform our clinical trials or conduct business may also negatively affect our earnings and results of operations. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. For example, in 2020, the value of the NIS appreciated against the U.S. dollar by 6.97%, which appreciation was partially offset by inflation in Israel of 0.7%. In 2019, the value of the NIS appreciated against the U.S. dollar by 7.79%, the effect of which was partially offset by inflation in Israel at a rate of approximately 0.3%. As a result of these fluctuations, our NIS denominated expenses were affected.

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

Provisions of Israeli law and our Articles may give rise to withholding obligations or delay, prevent or make difficult a change of control and therefore depress the price of our shares.

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

Our Articles provide that our directors (other than external directors) are elected on a staggered basis such that a potential acquirer cannot readily replace our entire board of directors at a single general shareholders meeting.

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

4.B.          Business Overview

Who We Are

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in areas with significant unmet medical need and where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients.

Our lead product candidates are EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. Both EB613 and EB612 are oral formulations of human parathyroid hormone (1-34), or PTH. An injectable formulation of PTH has been approved in the U.S. for more than a decade and in both of these indications, (PTH 1-34 for Osteoporosis and PTH 1-84 for Hypoparathyroidism), the leading products are taken via injection. In total, more than 260 healthy volunteers and patients, have received multiple doses of various formulations of our oral PTH (1-34).

Osteoporosis is a disease characterized by low bone mass and structural deterioration of bone tissue, which leads to greater fragility of bones and an increase in fracture risk.  Forteo® is a once-daily subcutaneous injectable form of PTH (1-34), marketed by Eli Lilly and Company (“Eli Lilly”), that was approved in 2002 for the treatment of osteoporosis in the U.S. and is widely considered one of the most effective treatments due to its ability to build bone. Because our product candidate EB613 is delivered in a patient friendly oral formulation, we believe it will reduce the treatment and cost burden on patients and lead to significantly higher patient and physician acceptance compared to injectable PTH. In 2020, we engaged a third-party firm to conduct two primary market research studies with clinicians who treat osteoporosis patients. In these two studies, the responses to the prospect of prescribing an oral PTH with demonstrated safety and efficacy were overwhelmingly positive and driven by expected improvements in patient compliance, ease of administration and reduced costs.

     We have completed two, multi-stage Phase 1 clinical trials of EB613 and are expecting final bone mineral density, or BMD, results from the ongoing Phase 2 double-blind, placebo-controlled, dose-ranging trial of EB613 in the second quarter of 2021. Based on these trials, which were conducted in Israel, EB613 appears to be safe and well tolerated with no serious drug-related adverse events reported. Furthermore, the adverse events seen in these trials are consistent with those seen in other trials of PTH (1-34). In November 2018, we had a pre-IND meeting with the FDA to discuss the EB613 program including various aspects of the nonclinical and clinical development plan, the use of the 505(b)(2) regulatory pathway and the use of BMD, rather than fracture incidence as the primary endpoint to support an NDA. Based on the FDA’s response, we believe that we may be able to use BMD as the primary efficacy endpoint for a Phase 3 trial and that a fracture endpoint trial will not be required.

     In December 2020, we announced that the FDA had reviewed our Investigational New Drug (IND) application for EB613 and informed us that we may proceed with our initial U.S. clinical trial. Subject to the successful completion of the ongoing Phase 2 clinical trial, we intend to enter into a dialogue with the FDA in order to reach agreement on the design of a pivotal Phase 3 clinical trial and requirements for potential approval under the 505 (b)(2) regulatory pathway. We believe that the study design to achieve the BMD endpoint will have a much smaller number of patients and will be significantly shorter in duration than a study that utilizes a placebo-controlled bone fracture endpoint.

     Hypoparathyroidism is a rare condition in which the body fails to produce sufficient amounts of PTH or the PTH produced lacks biologic activity. Historically, the treatments for hypoparathyroidism have been calcium supplements, active vitamin D analogs (calcitriol or similar drugs) and occasionally phosphate binders, the chronic use of which results in serious side effects and significant costs to patients and the healthcare system. A once-daily injectable form of PTH (1-84), marketed as Natpara, has been approved for the treatment of hypoparathyroidism. Our lead product candidate for hypoparathyroidism, EB612, is delivered orally and can be administered in customized doses several times a day. Studies performed by researchers at the National Institutes of Health, or NIH have shown that dosing PTH multiple times per day significantly increases the efficacy of therapy and may be more effective for treating hypoparathyroidism. These studies found that the total daily PTH dose required to maintain serum calcium in the normal or near-normal range was reduced by 50% with twice-daily PTH (1-34) and also demonstrated that twice-daily dosing achieved better control over serum calcium and urinary calcium excretion as compared to once-daily dosing. In addition, based on the market research we conducted in osteoporosis we believe patients generally prefer orally-administered drugs. For these reasons, we believe EB612 dosed two or more times during the day may be clinically superior to the existing daily therapy and has the potential to become the standard of care, if approved, for hypoparathyroidism.

In 2015, we successfully completed a Phase 2a trial for EB612. Although our Phase 2a trial involved a smaller number of patients, was conducted for a shorter duration and did not include an initial dose optimization period in comparison to the design of the pivotal trial used for regulatory approval of Natpara (the REPLACE trial), our trial showed the potential for similar efficacy. In the third quarter of 2019, we reported the results of a second Phase 2 clinical trial that included one day of dosing with EB612 to evaluate the pharmacokinetic/pharmacodynamics, or PK/PD, profile of various EB612 dose regimens compared with Natpara. The results from this study demonstrated that EB612 was effectively delivered into the blood stream and activated PTH-dependent biological pathways that are inadequately activated in patients with hypoparathyroidism. In addition, the various dosing regimens demonstrated positive impacts on serum calcium, urine calcium and serum phosphate levels. No serious adverse events were reported. We are evaluating additional formulations of EB612 and believe this Phase 2 trial will help determine the design of a definitive long-term Phase 2b or Phase 3 trial of EB612 in patients with hypoparathyroidism in which the dose frequency would be titrated to control hypocalcemia, normalize serum phosphate and reduce renal calcium excretion.

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

In addition to the utilization of our technology to develop our own internal drug candidates, we intend to use our technology as a platform for the oral delivery of other novel protein and large molecule therapeutics. We believe our proprietary technology has advantages over alternative delivery options, and may enable us to create a potential pipeline of products across a range of therapeutic indications. We have generated data on a number of additional proteins and peptides in molecules as large as 150 kDa, and may develop these candidates further internally, or explore potential business development collaborations to advance these therapies through clinical development and generate funding.

In December 2018, we entered into a research collaboration and license agreement with Amgen, Inc, or Amgen. Under the agreement, the parties will collaborate on the development and discovery of clinical candidates in the field of inflammatory disease and other serious illnesses. Specifically, we and Amgen will use our proprietary drug delivery platform to help Amgen develop oral formulations for up to three large molecule drug candidates within Amgen’s pipeline. Further, under the terms of the agreement, we will conduct preclinical development activities, at Amgen’s expense and Amgen will be responsible for research, clinical development, manufacturing and commercialization of any of the resulting programs, at its expense. We will be eligible to receive from Amgen aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones or Amgen’s exercise of its option to select up to two additional programs to include in the collaboration ,as well as tiered royalty payments ranging from the low to mid-single digits based on the level of Amgen’s net sales of any applicable products, if approved. We will retain all intellectual property rights to our drug delivery technology, which under this collaboration will be licensed to Amgen exclusively for Amgen’s selected drug targets. Amgen will retain all rights to its large molecules, including any subsequent improvements.

In February 2021, we announced that we initiated a new research program for an oral glucagon-like peptide-2 (GLP-2) analog based on the Company’s platform technology. GLP-2, a peptide produced in the intestine and the central nervous system via the brainstem and hypothalamus, is known to enhance intestinal absorption, specifically the increased absorption of nutrients. The only GLP-2 analog currently on the market, teduglutide, was approved in 2012 as a once daily injection for the treatment of short bowel syndrome in the U.S. and Europe, registering global sales of $574 million in 2019. In preclinical models, our oral formulation of a GLP-2 analog has shown a comparable pharmacokinetic profile to a subcutaneous injection. In addition, GLP-2 analogs are an important category of new therapies for many metabolic diseases and therefore we believe this product candidate is well positioned for partnering opportunities.

Our Pipeline

Drug development has shifted towards the use of biologics such as peptides, proteins and other large molecules for the treatment of various diseases including orphan indications. For example, approximately 30% of the drugs approved by the FDA between 2015 and 2019 were biologics. Currently, most large molecule therapeutics can only be delivered via injections and other non-oral pathways because oral administration typically leads to poor absorption into the blood stream as well as enzymatic degradation within the gastrointestinal tract. Oral drug delivery has the potential to reduce the treatment burden by providing a more patient friendly alternative relative to injectable drugs and may provide significantly more flexibility, both in size and number of doses per day, than injectable drugs. Our proprietary oral drug delivery technology is designed to address the issues of poor absorption, high variability, and difficulties delivering such large molecules to the targeted location in the body by utilizing a combination of a synthetic absorption enhancer, to facilitate the enhanced absorption of large molecules, and protease inhibitors to prevent enzymatic degradation.

We have initially focused on the development of products which are based on previously approved therapeutic agents. We believe this will allow us to more efficiently and predictably advance product candidates through the development cycle based on well-defined clinical and regulatory pathways. We have conducted initial feasibility studies with a number of candidates and intend, subject to the availability of resources, to commence preclinical and clinical development for our next, non-PTH product candidate in the future.

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

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics in indications with significant unmet medical needs. The key elements of our strategy to achieve this goal are to:

•
Advance EB613 into a Phase 3 clinical trial for the treatment of osteoporosis: We are currently conducting a dose ranging Phase 2 clinical trial of EB613 for the treatment of osteoporosis and expect to report final BMD data from this trial in the second quarter of 2021.Based on FDA guidance received at our pre-IND meeting in November 2018, we intend to further develop EB613 and conduct the required non-clinical and clinical trials independently or with a partner in order to attain regulatory approval. We intend to conduct a single Phase 3, multicenter trial with a BMD endpoint comparing oral PTH with Forteo. We believe this Phase 3 trial could be initiated 2022, based on the successful outcome of the ongoing Phase 2 trial and the availability of  sufficient financial resources.

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

•
Establish global and regional commercial partnerships, or selectively develop commercial capabilities for our lead oral PTH product candidates: For our oral PTH product candidates that target orphan indications, we may determine to retain commercialization rights within key territories, including the United States, because of the ability to commercialize efficiently with a small sales and marketing organization. For product candidates that target indications with larger patient populations such as Osteoporosis, we may choose to partner with larger biopharmaceutical companies ahead of late stage development and commercialization, or to license our technology to third parties for additional indications, pending our Phase 2 trial results and the potential impact of COVID-19 on those results or on our discussions with potential collaboration or other business partners. We are building a corporate and business development capability to determine the appropriate development and commercial strategies for our current and future product candidates.

•
Leverage our technology to develop more effective novel large molecule therapeutics through collaborations with other biotechnology or pharmaceutical companies: Oral drug delivery lowers the treatment burden on patients relative to injectable drugs, leading to higher patient and physician acceptance and compliance, and at a lower cost to patients. However, certain peptides, proteins and other large molecule therapeutics can currently only be delivered via injections and other non-oral pathways because oral administration leads to negligible absorption into the blood stream as well as enzymatic degradation within the gastrointestinal tract. In December 2018, we entered into a research collaboration and license agreement with Amgen and we intend to explore additional collaborations to further validate our technology and potentially generate value through funding from such collaborations. COVID-19 may impact our ability to conduct research and development activities or to develop data that may lead to potential future collaborations (see “Risk Factors—The outbreak of COVID-19 in the United States, Israel and elsewhere has created significant business disruptions and will adversely affect our business”).

•
Identify and develop additional products based on FDA-approved injectable large molecule therapeutics: We intend to leverage our technology platform by applying it to the development of known large molecule therapeutics and believe we can reduce the development and regulatory risks by working on FDA-approved large molecule therapeutic agents with known mechanisms of action. We believe this will allow us to advance our product candidates efficiently and predictably through the development cycle thereby offering us the option either to develop these products on our own or to collaborate with the innovator companies. For example, In February 2021, we announced that we initiated a new research program for an oral glucagon-like peptide-2 (GLP-2) analog based on the Company’s platform technology.

Our Technology

We are focused on the development and commercialization of product candidates that leverage our proprietary platform technology for the oral delivery of large molecule therapeutics. In recent years, drug development has shifted towards the use of peptides, proteins and other large molecules for the treatment of various diseases. By lowering the treatment burden on patients, oral drug delivery leads to higher patient and physician acceptance. In addition, oral drug delivery provides significantly more flexibility, both in size of dose and number of doses per day, than injectable drugs, which are frequently administered by preset injection pen and only once per day. Oral tablets are also less costly to manufacture than injectable biologics, which we expect will lower the cost of our therapies to patients, thereby expanding access to a greater population of patients who can afford these therapies.

Historically peptides, proteins and other large molecule therapeutics have typically been delivered via injections and other non-oral pathways because oral administration leads to poor absorption into the blood stream (bioavailability) due to enzymatic degradation within the gastrointestinal tract and poor permeability though the intestinal wall. Most oral drug delivery technologies attempting to overcome this hurdle only manage to attain very low bioavailability (less than 1%), which generally results in high variability of dose exposure, both between patients and within the same patient at different times of administration. These variability issues are due to the fact that small changes in the level of absorption lead to significant changes in the bioavailability. As a result, absorption variability generally decreases as drug bioavailability increases. Oral formulations of large molecules must therefore ensure that the large molecule is able to pass through the intestinal wall so that it can be absorbed into the bloodstream and that the large molecule therapeutic is not exposed to enzymatic degradation in order to protect its biological activity and availability for absorption.

Our proprietary technology is designed to address both of these issues by utilizing a combination of a synthetic absorption enhancer, or carrier molecule, to facilitate the enhanced absorption of large molecules, and protease inhibitors to prevent enzymatic degradation. By designing our product candidates to address both the issues of absorption and degradation, we have been able to significantly increase bioavailability and decrease the variability of the PTH dose delivered in our clinical trials to date. Our carrier molecule is designed to create a weak association with our chosen large molecule therapeutic agents, leaving the therapeutic agent chemically unmodified. The carrier molecule enables transport across the intestinal membrane via transcellular absorption without compromising the integrity of the intestinal wall. Because of the weak association between the carrier molecule and the therapeutic agent, the interaction is designed to be reversible and occurs spontaneously by simple dilution on entering the blood. We select protease inhibitors that act by specifically inhibiting a number of gastrointestinal enzymes designed to assist in the degradation and digestion of proteins without interfering with normal gastrointestinal activity.

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

Based on these criteria, we chose to focus initially on product candidates related to oral delivery of PTH molecules, which have the potential for therapeutic use in a number of indications including hypoparathyroidism and osteoporosis. We have also explored the use of our technology in other molecules such as a GLP-2 analog and a number of other macromolecules, up to approximately 150kDa in size. We believe our platform technology has the potential for use in biologics which represented approximately 30% of all U.S. FDA drug approvals between 2015 and 2018, and $20 billion in annual sales.

Our Product Candidates

The following table summarizes important information about each of our current oral PTH product candidates, including their indications and their current stage of development. We have not out-licensed any intellectual property rights to our oral PTH product candidates listed below, and, therefore, have retained the ability to pursue their worldwide commercialization, or potential commercial collaborations.

Stage of
Program	Indication	Description	Development	Status

EB613	Osteoporosis	Oral PTH (1-34)	Phase 2	Pre-IND meeting conducted in Q4 2018; IND opened in Dec 2020
Phase 2 dose ranging clinical trial final BMD results expected in Q2 2021 Phase 3 initiation expected in 2022

EB612	Hypoparathyroidism	Oral PTH (1-34)	Phase 2	Phase 2a successfully completed (results reported 2015)
Phase 2b PK/PD clinical trial head to head with Natpara in hypoparathyroid patients results reported in Q3 2019
Final formulation(s) to be selected in 2021 subject to sufficient funding

     Oral PTH Therapeutics

PTH is a hormone that regulates the levels of calcium and phosphorus in the blood. The naturally occurring form of PTH that is found in the human body is composed of 84 amino acids, although only the first 34 amino acids are believed to be responsible for its biological effects. A recombinant injectable form of PTH that is comprised of only the first 34 amino acids, or PTH (1-34), is used as a treatment for a number of indications, including hypoparathyroidism, osteoporosis and non-union fractures. A subcutaneous injectable form of human PTH (1-34), marketed under the name Forteo®, has been approved in the United States since 2002 and has been used by more than one million patients for the treatment of osteoporosis. An injectable form of full length human PTH (1-84), marketed under the name Natpara®, has been approved for the treatment of hypoparathyroidism. We are developing multiple oral formulations of PTH (1-34) that can be used for a number of proposed indications. We believe that our oral PTH product candidates, EB613 and EB612, if approved, have the potential to become the standard of care for patients with osteoporosis, hypoparathyroidism and non-union fractures.

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

EB613 for Osteoporosis

Osteoporosis

We are developing an oral PTH program, EB613, for the treatment of osteoporosis. Osteoporosis is a systemic skeletal disease characterized by low bone mass, deterioration of the microarchitecture of bone tissue and increased bone fragility and susceptibility to fracture. It most commonly affects older populations, primarily postmenopausal women. All bones are subject to an ongoing process of formation and degradation, whereby bone tissue is removed from the skeleton and new bone tissue is formed. Two main types of cells are responsible for this process: osteoclasts, which break down bone tissue, and osteoblasts, which secrete new bone tissue. In healthy individuals, bone resorption is matched by new bone formation. Osteoporosis develops as the delicate balance between bone resorption by osteoclasts and bone formation by osteoblasts is not maintained, and not enough bone tissue is formed, leading to frail and fracture-prone bones. Moreover, in many types of osteoporosis, the overall rate of bone turnover is accelerated, increasing the rate of bone loss. The weak and brittle bones become susceptible to fractures caused by fall, mild stress or even a cough, that would cause no harm to normal bones. The complications of fractures and treatment in frail elderly individuals can in limited instances be fatal (for example, due to pulmonary embolism, pneumonia or urosepsis).

Osteoporosis often leads to loss of mobility, admission to nursing homes and dependence on caregivers resulting in substantial costs to the healthcare system. The prevalence of osteoporosis is growing due to the aging of populations in developed countries, and, according to the National Osteoporosis Foundation, or NOF, is significantly under-recognized and under-treated. While the aging of the population is a primary driver of an increase in prevalence, osteoporosis is also increasing from the use of drugs that induce bone loss, such as the chronic use of glucocorticoids and aromatase inhibitors that are increasingly used for breast cancer and the hormone deprivation therapies used for prostate cancer.

Market opportunity

The NOF has estimated that over eight million women in the U.S. already have osteoporosis and another approximately 44 million may have low bone mass placing them at increased risk for osteoporosis. In U.S. women 55 years of age and older, the hospitalization burden of osteoporotic fractures and population facility-related hospital cost is greater than that of myocardial infarction, stroke, or breast cancer. Furthermore, the NOF expects that the number of fractures in the U.S. due to osteoporosis will rise to three million by 2025, resulting in an estimated $25.3 billion in costs each year. Worldwide, osteoporosis affects an estimated 200 million women according to the International Osteoporosis Foundation, or IOF, and causes more than 8.9 million fractures annually, which is equivalent to an osteoporotic fracture occurring approximately every three seconds. The IOF has estimated that 1.6 million hip fractures occur worldwide each year, and by 2050 this number could reach between 4.5 million and 6.3 million. The IOF estimates that in Europe alone, the annual cost of osteoporotic fractures could surpass €76 billion by 2050.

Limitations of current treatments for osteoporosis

The goal of pharmacological treatment of osteoporosis is to maintain or increase bone strength, to prevent factures and to minimize osteoporosis-related morbidity and mortality caused by fractures throughout the patient’s life. Current treatments for osteoporosis generally fall into two categories: antiresorptive medications that prevent bone loss but do not restore normal bone mass and anabolic medications that increase the rate of bone formation, and at least in part, restore lost bone. The global osteoporosis drug market was dominated for many years by bisphosphonates that inhibit bone resorption, although bisphosphonates’ market share in the United States has declined over recent years due to fear of the occurrence of rare but potentially serious side effects. In addition, anabolic drugs like Forteo (human PTH (1-34)), and the most recent new drug abaloparatide (Tymlos ®) which is a synthetic PTH receptor agonist, have become more frequently used. Both of these drugs are taken via subcutaneous injection and are used for only 1 to 2 year periods with patients subsequently transitioned to an antiresorptive drug.  More recently, the market has seen the introduction of newly developed pharmacological treatments that also inhibit bone resorption, including the RANK-ligand inhibitor denosumab (Prolia ®).

The primary current treatments for osteoporosis are summarized in the table below:

				2019
				Branded
	Name			Sales
Class of Drug	(Producer)	Method of Action	Known Side Effects	(in millions)
Injectable PTH	Forteo (Eli Lilly)	Increases bone mineral density by, increasing bone formation.	Decrease in blood pressure, increase in serum, calcium in the blood; nausea, joint aches, pain, leg cramps, injection site reactions	$1,404

Monoclonal antibody	Prolia (Amgen)	Blocks bone resorption by osteoclasts by binding RANK-L a protein that is essential to activate osteoclasts	Hypocalcemia, serious infections, dermatologic adverse reactions, osteonecrosis of the jaw, atypical femoral fractures, back pain, pain in extremity, musculoskeletal pain, hypercholesterolemia, and cystitis	$2,672
	EVENITY® (Amgen)	Increases bone formation and, to a lesser extent, decreases bone resorption by inhibiting the action of sclerostin, a regulatory factor in bone metabolism. Note: limited duration of use to 12 monthly doses.	Hypersensitivity reactions, including angioedema, erythema multiforme, dermatitis, rash, and urticaria; hypocalcemia; osteonecrosis of the jaw; atypical femoral fracture;	$350
Injectable abaloparatide	Tymlos (Radius Health)	Similar to PTH, binds to PTH receptors and results in bone formation and increased bone mineral density	Osteosarcoma, Orthostatic hypotension, hypercalcemia, hypercalciuria, dizziness, nausea, headache, palpitations, fatigue, upper abdominal pain and vertigo	$172
Bisphosphonate	Actonel, Boniva	Prevent bone loss by inhibiting osteoclasts. Effects reversible at low doses but high intravenous causes apoptosis.	Irritation of the gastrointestinal mucosa, hypocalcemia, severe musculoskeletal pain, osteonecrosis of the jaw, atypical femoral fractures	N/A (Generic)
	Zometa (IV)
	(Novartis)

In osteoporosis patients, who have normal basal levels of PTH, therapeutic administration of PTH initially activates osteoblasts, but eventually activates osteoclasts after several months of treatment. While both types of cells are activated when PTH is administered, osteoblasts are activated to a greater extent, increasing net bone formation and bone mass. Injectable PTH (1-34), in the form of Eli Lilly’s Forteo, is therefore one of the most effective osteoporosis medications on the market today and demonstrably more efficacious in reducing the risk of spine fractures than bisphosphonates. Forteo is particularly advantageous in glucocorticoid-induced osteoporosis, a known side effect of drugs like prednisone. A study published in the New England Journal of Medicine found that over a period of 18 months bone mineral density in the lumbar spine in a group of patients with glucocorticoid-induced osteoporosis treated with Forteo increased twice as much as that in the group treated with a bisphosphonate.

Unlike our oral delivery system, Forteo is administered by subcutaneous injection, which has significant drawbacks including the discomfort and local irritation associated with a daily injectable regimen. Additionally, subcutaneous injection of Forteo has been shown to induce antibodies to the drug in approximately 3% of the patient population. Based on our market research, we believe an oral form of PTH (1-34) would significantly improve patient and physician acceptance. We also believe that the desire for a more patient friendly route of administration is why Eli Lilly has evaluated several collaborations with developers of alternative delivery systems, including a micro needle patch system and an intranasal delivery system. However, these collaborations have yet to result in a successful commercial product. While a patch technology may reduce the discomfort associated with an injection, we believe patients will prefer an oral form of PTH (1-34) over a patch form of delivery. In addition, several pharmaceutical companies have previously attempted to develop an orally administered form of PTH, although none have been successful to date due to issues including variability and low bioavailability.

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

Preclinical and Clinical Development of EB613

In multiple clinical trials conducted to date more than 260 subjects have received formulations of EB613. Furthermore, in these trials EB613 exhibited no serious drug related adverse events and displayed compelling PK and PD properties although different than the published data from Forteo and other PTH products. Adverse events across all trials in subjects receiving EB613 were consistent with those seen in other clinical trials of PTH and included: mild hypercalcemia, tachycardia and headache. Other adverse events observed were typical of those observed in the placebo groups of our studies and other clinical trials, and included anemia, musculoskeletal and connective tissue event of knee cramps, nausea, muscle aches, and dizziness.

Ongoing Phase 2 Trial and Planned Clinical Development

Developers of osteoporosis drugs that contain new chemical entities are required to conduct extensive clinical studies that employ an endpoint which measures the reduction in fractures. These trials often require thousands of patients over a multi-year period, and typically cost hundreds of millions of dollars. However, once fracture risk reduction has been demonstrated, the FDA and other regulatory agencies have allowed new formulations or treatment regimens of the same active ingredient to be approved using BMD as the primary efficacy endpoint under the 505(b)(2) regulatory pathway in the United States or the comparable regulation in other countries. In November 2018, we held a pre-IND meeting with the FDA to discuss our development plan for oral PTH for the treatment of osteoporosis. In addition to discussing various aspects of the nonclinical and clinical development plan, the meeting focused on the potential use of the 505(b)(2) regulatory pathway and the use of BMD, rather than fracture incidence as the primary endpoint to support a BLA.

In July 2019, we initiated a six-month Phase 2 trial of EB613 in Israel with a target enrollment of 160 subjects. The Phase 2 clinical trial is designed to evaluate both the safety of EB613 and to identify the optimal dose that we will select to advance into a single Phase 3 pivotal trial. Based on the pre-IND meeting and the interim data from the Phase 2 trial of EB613, we submitted an IND for EB613 to the FDA in November 2020. In December 2020, we announced that the FDA had reviewed our IND application for EB613 and informed us that we may proceed with our initial U.S. clinical trial. Subject to the successful completion of the ongoing Phase 2 clinical trial, we intend to enter into a dialogue with the FDA to discuss the design of a potential pivotal Phase 3 clinical trial in order to ensure we meet all of the FDA’s requirements for potential approval under the 505 (b)(2) regulatory pathway.

The Phase 2 clinical trial of EB613 is a dose-ranging, placebo-controlled study in postmenopausal female subjects with osteoporosis, or low BMD, and is being conducted at four leading medical centers in Israel. In this trial, we are evaluating, BMD, multiple bone markers, including P1NP and Osteocalcin - bone formation markers, CTX – a bone resorption marker, and various safety endpoints. We completed enrollment in this trial in November 2020 upon the randomization of the 161st subject. The demographics for the EB613 Phase 2 clinical trial such as age, BMI and baseline levels of bone markers were generally consistent with demographics from similar osteoporosis studies in the literature.

	N	Mean	Median
Age	161	61	61
Weight (Kg)	161	67	66
BMI	161	26	26

The trial was designed based on data from our Phase 1 trials and included a placebo group as well as treatment groups of 0.5mg, 1.0mg and 1.5mg of EB613. In July 2020 based on a review of the three-month interim biochemical marker and safety data from the first 80 subjects randomized, we amended the Phase 2 protocol with the discontinuation of the two lower doses (0.5 mg and 1.0 mg) of EB613 and the addition of a 2.5 mg dose.

In August 2020, we announced the 6-month interim biomarker and BMD data from the first 50%, or 80 patients, enrolled in this trial. In summary, the data indicated that EB613 has a meaningful and positive impact on lumbar spine BMD in a dose dependent manner. EB613 generated a mean placebo adjusted increase in lumbar spine BMD of 2.15% (p = 0.08) for the 14 patients in the 1.5 mg treatment arm, as compared to the 16 patients in the placebo arm. The placebo-adjusted increase was comprised of a mean BMD increase of 1.44% in the 1.5 mg treatment arm compared to a mean decrease of 0.71% in the placebo arm. An additional analysis of BMD changes in all EB613 treatment groups showed a significant dose-dependent trend in the percentage change in lumbar spine BMD. The 6-month Placebo Adjusted Lumbar Spine BMD results are summarized below (mean, standard error):

In March 2021, we announced complete 3-month biomarker data from this trial. The complete 3-month results from the trial showed a significant increase in the P1NP biomarker in the 2.5 mg dose group after 3 months of treatment (P <0.04) as compared to placebo. The change in P1NP at 3-months is the primary endpoint the Phase 2 trial. Similar to the increase in P1NP, a significant increase in Osteocalcin was also observed in the 2.5 mg group after 3 months (P <0.01). In line with a potential anabolic effect, a significant decrease in CTX was observed after 3 months of treatment (P <0.015). The decrease in CTX taken together with the increase in P1NP and Osteocalcin would indicate a potential positive impact on BMD.

Biomarker data from the Placebo and EB613 2.5mg dose group are summarized below:

•	A significant increase in P1NP from baseline versus placebo at month 3 (P <0.04) as well as significant increases at months 1 (P <0.0001) and 2 (P <0.003);

•	A significant increase in Osteocalcin from baseline versus placebo at month 3 (P<0.006) as well as significant increases at months 1 (P<0.0001) and 2 (P<0.0001);

•	A significant decrease in CTX from baseline versus placebo at month 3 (P <0.015) as well as a significant decrease at month 1 (P <0.001)

Study Medication, EB613 or placebo, was generally well tolerated through 3 months of treatment. Common adverse events resembled those known to be associated with teriparatide by subcutaneous injection including dizziness, headache, palpitations, and nausea. There were no adverse events that were severe in intensity in any treatment group and no serious drug-related adverse events. Complete safety evaluations of the fully unblinded data will be conducted with the full 6-month data analyses.

We are also conducting several nonclinical safety assessment studies to support our regulatory filings and to enable the start of a single Phase 3 clinical trial in 2022 using sites in the United States, Israel and other territories, subject to positive data from our ongoing Phase 2 trial of EB613, pending the determination of the impact of COVID-19 on our ability to collect sufficient data to proceed with a Phase 3 clinical trial and on the design of any such Phase 3 clinical trial see “Risk Factors—The outbreak of COVID-19 in the United States, Israel and elsewhere has created significant business disruptions and will adversely affect our business.”

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

Limitations of current treatments for hypoparathyroidism

Historically, the treatments for hypoparathyroidism have been calcium supplements, vitamin D supplements and phosphate binders. Although calcium and vitamin D can help alleviate hypocalcemia, their chronic use results in many serious side effects with significant costs to the healthcare system. Hypoparathyroid patients often need to take large doses of calcium throughout the day in order to maintain serum calcium near the lower limit of the normal range. Moreover, ordinary vitamin D is generally insufficient as the body cannot produce adequate quantities of 1,25-dihydroxyvitamin D, the active hormone derived from vitamin D. Drugs like calcitriol and alfacalcitol must be prescribed to stimulate calcium absorption. If excess calcium is absorbed, it then falls upon the kidneys to dispose of excess calcium. Endogenous PTH normally regulates renal calcium excretion, but this regulation is defective in patients with hypoparathyroidism. Over many years of treatment, kidney stones may develop, and ultimately kidney failure may occur due to either kidney stones or deposition of calcium phosphate in kidney tissue (called nephrocalcinosis). Despite the use of calcium and vitamin D supplements and other medications, many patients with hypoparathyroidism continue to experience physical and cognitive symptoms.

Until recently, hypoparathyroidism was the only hormonal insufficiency state that did not have an approved hormone replacement therapy. Natpara, which is administered once daily with a pre-set injection pen, was approved by the FDA and launched commercially in the U.S in 2015. Natpara was originally developed by NPS Pharmaceuticals, Inc., which was acquired by Shire plc in 2015 and is now a part of Takeda Pharmaceuticals as a result of its 2019 acquisition of Shire. Natpara is a recombinant form of human PTH (1-84) that was developed as an injectable hormone replacement therapy for the underlying cause of hypoparathyroidism, which is a lack of PTH. In the FDA’s advisory committee meeting for Natpara, a number of observations were highlighted including that Natpara had limited clinical benefit in controlling excessive calcium in the urine, or hypercalciuria, a condition commonly associated with hypoparathyroidism and the most commonly identifiable cause of calcium kidney stone disease. Additional analysis by the FDA also noted that, due to a change in trial protocol that was made after the initiation of the trial, the responder rate for the pivotal single-dose trial’s primary efficacy endpoint was 32.1% under the original trial protocol versus the 54.8% that was ultimately reported. The FDA stated in its briefing report that the results of this alternate analysis may be more clinically relevant, particularly if a clinician’s goal is to keep a patient’s serum calcium in the lower half of the normal range.

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

•
EB612 is expected to have fewer adverse events of hypercalcemia. Our planned treatment regimen would be increased gradually and in parallel to increases in serum calcium. As a result, calcium supplements and active vitamin D metabolites (e.g., calcitriol) would be reduced gradually, while maintaining a relatively stable level of serum calcium. This is in contrast with Natpara’s initial high dose, which requires an immediate reduction in supplements in anticipation of a rapid increase in serum calcium levels. Furthermore, this immediate and prolonged increase in serum calcium increases the risk of prolonged hypercalcemia compared to EB612. Moreover, the target serum calcium level would be the lower end of the normal range. If serum calcium were at, or greater than, the middle of the normal range, calcium supplements, active vitamin D metabolites and oral PTH dose would be reduced.

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

To date, no oral PTH formulation has been successfully developed because PTH, like many other hormonally active peptides, degrades rapidly in the intestinal tract when taken orally. EB612 is a synthetic form of the first 34 amino acids of human PTH to which we have applied our proprietary technology. This technology permits oral administration, enabling more frequent dosing throughout the day and greater sensitivity and flexibility in dosing than injectable formulations of PTH. The carrier molecule and selection of protease inhibitors that are used in our technology are well-characterized and have been used in large clinical trials. We have attempted to optimize EB612 to enable the most cost effective and safest formulation while maintaining the required effect. These components, when used separately, have been shown to be safe in doses significantly higher than those used in the clinical trials for our current product candidates.

We believe that EB612 will have inherent advantages compared to injectable forms, including convenience of administration without any special preparation of the medication and convenience of storage (room temperature or refrigeration for long term storage). Additionally, based on the results of our preliminary studies, we believe that EB612 will have an enhanced clinical profile as compared to Natpara, with an additional positive effect on elevated urinary calcium, as well as reduced side effects. If our preliminary results are borne out in additional clinical trials, we believe this combination of advantages and long term clinical benefits will be compelling to both patients and physicians.

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
This study demonstrated the safety and tolerability of EB612 administered four times daily for 16 weeks to patients with hypoprathyroidism. In this study, patients were titrated up to a maximum of 12 EB612 0.75 mg tablets a day (total daily dose of 9 mg) by the investigator, according to each subject’s albumin-adjusted serum calcium (ACa), and supplement treatment regimen. Of the 19 enrolled subjects, 17 completed the trial (of which 15 were per protocol). No drug-related serious adverse events were reported and most of the adverse events were not considered study drug-related.

The study achieved its primary and secondary endpoints, including a reduction in calcium supplements, reductions in serum phosphate and 24-hour urine calcium excretion, maintenance of ACa within the reference range, and an improvement in quality of life.  Specific results of this trial included:

•	A significant reduction of 42% (p=0.001) from baseline in median calcium supplement use;
•	Maintenance of median ACa levels above the lower target level for HypoPT patients (>7.5 mg/dL) throughout the study;
•	A rapid decline of 23% (p=0.0003) in median serum phosphate levels 2 hours following the first dose that was maintained within the normal range for the duration of the study;
•	A notable median decrease of 21% (p=0.07) in 24-hour urine calcium excretion between the first and last treatment days; and
•	An increase in quality of life score of 5% (p=0.03) from baseline by the end of the treatment period.

Based on a review of the clinical data presented in Natpara’s REPLACE trial and our Phase 2a results, we believe EB612 potentially provides a more favorable therapy for hypoparathyroidism patients. Although our Phase 2a trial involved a smaller number of patients (N=15 vs. N=84 + 40 placebo), lasted for a shorter duration (four months vs. six months) and did not include a dose optimization period of  ~2 - 16 weeks prior to treatment initiation, our results showed a greater absolute reduction in calcium supplements (1278 ±880mg vs. 1152 ±1219mg) while the patients’ albumin adjusted serum calcium increased slightly as opposed to a slight decrease in the REPLACE trial (baseline vs. end of treatment). The results of this trial were published in the Journal of Bone and Mineral Research in the first quarter of 2021.

 Phase 2 PK/PD Clinical Trial

We initiated a two-part Phase 2 PK/PD trial in 2014. This trial was designed to provide a bridge from our completed Phase 2a trial, which was conducted prior to the marketing approval of Natpara, and our planned future clinical trials, and to also allow us to better understand the relative strength and dose of our product as compared to the marketed product, Natpara. This trial was also intended to provide valuable comparative data to Natpara that will further inform the design of a potential Phase 2b/3 clinical trial. The relevant endpoints for the PK/PD trial included an examination of levels of PTH (1-34), PTH (1-84) (Natpara), serum calcium, serum phosphate, urinary calcium and urinary phosphate.

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

Results from Part 1 of the PK/PD trial of Oral PTH (1-34) (QID) treatment included: (i) an increase in the serum calcium by an average of approximately 0.3 mg/dL over baseline, with such increase maintained over a 24-hour period; (ii) a decrease in serum phosphate by an average of 0.5 mg/dL below baseline with such decrease maintained over a 24-hour period; (iii) an increase in average levels of serum active vitamin D of approximately 90% on the day of treatment as compared to baseline; and (iv) a decrease in average levels of 24-hour urinary calcium of approximately 30% on the day of treatment as compared to baseline. An initial analysis of the Part 1 data suggested that the QID regimen provided a greater effect on all of the parameters measured as compared to the BID regimen. The concentration of PTH (1-34) in blood after administration of Oral PTH (1-34) in the current trial was sufficient to produce the observed pharmacodynamic effects and did not induce hypercalcemia. No serious adverse events were reported in the trial.

The second and final part of this PK/PD trial evaluated a variety of dosing treatment regimens with a high and low dose of EB612 as well as Natpara with patients also receiving calcium supplements and either alfacalcidol or calcitriol. In September 2019 we presented the results of Part 2 of this PK/PD trial at the American Society for Bone and Mineral Research (ASBMR) Annual Meeting. The trial conclusions noted that EB612 2.25 mg QID for one day is associated with an increase in serum albumin-corrected calcium and 1,25(OH)2D (1,25-dihydroxyvitamin D), a decrease in serum phosphate, and a decrease in urinary calcium in patients with hypoparathyroidism. EB612 produced similar biological effects to Natpara 100 µg QD, the highest dose of hPTH (1-84) currently indicated for use in patients with hypoparathyroidism, on serum calcium, phosphate and vitamin D. Additionally, EB612 resulted in a decrease in urinary calcium. These changes in serum PD parameters were sustained over the 24-hour period of observation from time zero. BID, TID and QID regimens showed a dose-dependent increase in 1,25(OH)2D indicating that the long-term treatment, even with the less frequent dosing regimens, may be an effective treatment option for those patients suffering from less severe hypoparathyroidism. Furthermore treatment with Oral hPTH (1-34) dosed at multiple times during the day has the potential to reduce calciuria generally associated with maintenance of serum calcium within the normal range using calcium supplements and calcitriol analogs alone. There were no treatment-emergent adverse events of hypercalcemia, as well as no treatment-emergent Serious Adverse Events reported in the trial.

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

The Phase 2b/3 trial will likely be designed as a placebo controlled trial with a “rescue” provision for patients who have substantial persistent symptoms, hyperphosphatemia, hypocalcemia or hypercalciuria. The planned primary endpoints will be the proportion of patients obtaining a serum calcium and phosphate within a “target” range, reducing hypercalciuria and from a safety perspective, the incidence of clinically important hypercalcemia and decreased renal function adverse events. The trial will also compare the reduction in calcium intake, reduction in active vitamin D in each treatment group. Secondary endpoints include mean absolute levels of serum calcium and serum phosphate.

In April 2014, we received orphan drug designation from the FDA for our oral PTH in hypoparathyroidism. If a product receives the first FDA approval of human PTH (1-34) for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means that FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In January 2015, the FDA approved Natpara, an injectable form of PTH, for hypoparathyroidism, and awarded Natpara orphan drug exclusivity until January 23, 2022. While Natpara has orphan drug exclusivity for hypoparathyroidism, we believe that we will be able to demonstrate that our oral formulation of PTH is clinically superior to Natpara in that it demonstrates greater effectiveness is  safer than Natpara or that it otherwise makes a major contribution to patient care. Therefore, we believe that Natpara’s orphan drug exclusivity will not prevent the FDA from approving our BLA for EB612. In June 2016, we received approval from the EMA granting orphan status to our oral PTH in Europe.

Development and License Agreements

In addition to the development of our product candidates, we have a research collaboration and license agreement with Amgen, combining our proprietary drug delivery platform with drugs selected by Amgen to create new products. Pursuant to the agreement, in January 2019, we received a non-refundable and non-creditable initial technology access fee of $725,000 from Amgen of which $500,000 was attributed to the right to use the intellectual property and $225,000 was attributed to the pre-clinical R&D services that we are obligated to perform under the agreement. We are eligible to receive from Amgen aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones or Amgen’s exercise of options to select up to two additional programs to include in the collaboration, as well as tiered royalty payments ranging from the low to mid single digits based on the level of Amgen’s net sales of the applicable products. During 2020 through March 16, 2021, we received an additional aggregate amount of $518,000 from Amgen for research and development services. The agreement is exclusive only to the specific drug candidates that are developed and discovered under the collaboration program, leaving us the rights to commercialize and develop products with other drugs using our proprietary technology while also allowing Amgen to retain all rights to its certain large molecules and any subsequent improvements. The first prospective product under the agreement with Amgen is currently in the preclinical and research and development phase. Under the agreement, we will engage in preclinical development at Amgen’s expense and Amgen will conduct all research, clinical development, manufacturing and commercialization activities.

Additional Research and Development

Future Development of Orally Delivered Large Molecule Therapeutics

We intend to use our technology as a platform for the oral delivery of low-bioavailability therapeutics, which may include proteins and other large molecule therapeutics as well as small molecules with very low absorption due to poor permeability properties (BCS class 3 drugs). We have conducted initial feasibility studies with a number of candidates, and intend to commence clinical development for our next, non-PTH, product candidate in the future.

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

Bone Healing/Non-Union Fractures

Currently, no pharmacological treatments are available that have been approved to either stimulate bone healing, treat delayed union fractures or treat patients with non-union following a fracture. A number of studies suggest that PTH could be beneficial in the treatment of such fractures, to potentially speed union and/or reduce the risk of non-union. This is due to the fact that PTH increases the activity and number of osteoblasts, which are responsible for bone formation, making it a potential treatment when bone healing is delayed. While surgery is generally required to treat patients with established fracture non-union, PTH might improve likelihood of a favorable surgical outcome. PTH could thus be a potentially new treatment option for the induction of bone healing after a fracture. Non-union fractures occur when the normal process of bone healing fails or is greatly delayed. Note the fracture malunion refers to a fracture that heals, but with an important abnormal structure or alignment of the bone fragments. By definition, a non-union fracture will not heal on its own. Most non-union fractures require surgery, which can involve bone grafts or stabilizing the affected bone by affixing rods, plates or screws. Risks of surgery include neurovascular injury, infection and hemorrhage.

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

Patent Rights

As of December 31, 2020, our global patent portfolio included the following patents and patent applications:

Patents claiming compositions comprising a protein, an absorption enhancer and a protease inhibitor as well as methods for oral administration of a protein with an enzymatic activity, which compositions cover EB612 and EB613, have been issued in the United States, the EU, Australia, Japan, China, Israel, Canada, New Zealand and Russia. Related patent applications are pending in the United States, the EU, Hong Kong, Brazil, China and India. Specifically, in the United States, Australia, Japan, China, Hong Kong, Israel and Russia divisional or continuation patent applications have been filed to specifically cover PTH. Patents specifically covering PTH have already been granted in the United States, the EU, Australia, Israel, Russia and Japan. Applications in the remaining jurisdictions are pending. The current issued patents in the United States and China are limited to insulin. These issued patents and any patents that may issue from the pending patent applications are currently expected to expire in August 2029, assuming all annuity and maintenance payments are paid thereon. Rights to these patents and patent applications were assigned to us pursuant to the Patent Transfer Agreement with Oramed.

Three patent applications filed in various jurisdictions, which we believe, if issued as patents containing substantially the same claims as those in the applications, would cover certain oral administration technologies. The mentioned technologies include compositions and drug delivery devices which utilize an absorption enhancer to enable the absorption of a therapeutically active agent in a controlled manner. We believe that certain of the pending claims contained in these patent applications, if issued in substantially the same form, would cover the formulations of EB612 and EB613. An application covering certain formulations with a controlled absorption profile was filed in the United States, the EU, Canada, Hong Kong, Israel and Mexico. Another application covering certain formulations for co-administration with an antacid or protease inhibitor was filed in the United States, the EU, Canada and Hong Kong (the application in the United States has been granted, and a divisional application has been filed therein). Any patents that issue from these patent applications are expected to expire in February 2036, assuming all annuity and maintenance payments are paid thereon. Another application covering certain formulations and regimens was filed in the United States, the EU, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Singapore, South Africa and South Korea. Any patents that issue from this patent application are expected to expire in August 2037, assuming all annuity and maintenance payments are paid thereon.

Three patent applications filed in various jurisdictions, which we believe, if issued as patents containing substantially the same claims as those in the applications, would contain method of treatment claims covering the use of orally administered PTH for the treatment of osteoporosis (filed in the United States, the EU, Canada, China, Hong Kong, Israel and Japan), hypoparathyroidism (filed in the United States, the EU, Brazil, Canada, Hong Kong, Israel and Japan) and bone fractures and related conditions (filed in the United States, the EU, Canada and Hong Kong). Any patents that issue from these patent applications are expected to expire in February 2036, assuming all annuity and maintenance payments are paid thereon.

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

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the useful patent term lost, if any, during the FDA regulatory review process. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product’s approval by the FDA. The patent term extension period is generally one-half the time between the effective date of the IND and the submission date of the NDA for the product, plus the time between the submission date of the NDA and the approval of the application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Moreover, we may not receive an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Similar provisions are available in the EU and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. However, the length of any extension, if granted, could be less than we request.

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

Commercialization Strategy

Our current main focus is developing an oral PTH (1-34) for the treatment of osteoporosis and orphan indications, and specifically, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. EB613 and EB612 are two drug candidates based on oral PTH (1-34), with significantly distinct treatment approaches. In the future, we may also conduct clinical trials of EB613 for the treatment of non-union fractures. We are also investigating the application of our oral drug delivery platform to other FDA-approved proteins or large molecule therapeutics where oral dosing could either increase the total addressable market or capture a large share of an existing market due to the potential improvements in convenience, compliance and cost resulting from an orally delivered drug relative to an injectable product. In addition, we intend to explore additional collaborations that leverage our technology platform such as our collaboration agreement with Amgen. Under the agreement with Amgen, the parties will collaborate for the development and discovery of clinical candidates in the field of inflammatory disease and other serious illnesses. Further, under the terms of the agreement, we will use our proprietary drug delivery platform to develop oral formulations for up to three large molecule biological drug candidates currently being developed by Amgen.

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

EB612 for Hypoparathyroidism

Historically, the treatments for hypoparathyroidism have been calcium supplements, vitamin D supplements and phosphate binders. However there are many serious side effects that result from the chronic use of high doses of these products. Our product candidate EB612 is designed to deliver PTH to hypoparathyroid patients to directly address the underlying PTH deficiency. Because our product would be a branded pharmaceutical, in contrast to the over-the-counter supplements currently used by those with the condition, we believe that the market acceptance will be strongest among patients whose disease is not well-controlled by over-the-counter supplements, or in those patients who continue to suffer from side effects associated with therapy or symptoms associated with poor management of their condition.

We believe that our key competitor in hypoparathyroidism treatment is Natpara, an injectable bioengineered recombinant form of PTH (1-84) that was approved by the FDA in January 2015. Natpara has been granted orphan drug designation for hypoparathyroidism by the FDA as the first approved product for this indication and has orphan drug market exclusivity for seven years in the U.S. Orphan drug market exclusivity means that the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. Therefore, we will only be able to obtain regulatory approval for EB612, which also has orphan drug designation for hypoparathyroidism, if we demonstrate EB612’s clinical superiority over Natpara. For example, EB612 would need to demonstrate either greater effectiveness or safety than Natpara or that it otherwise makes a major contribution to patient care. We believe that we will be able to demonstrate that our oral formulation of PTH is clinically superior to Natpara in terms of efficacy and safety, and therefore, that Natpara’s orphan drug exclusivity will not prevent the FDA from approving our NDA for oral PTH prior to the expiration of Natpara’s market exclusivity period and subject to the successful completion of clinical development and acceptance of our NDA.In 2019, Natpara was recalled due to certain product format issues, and is not anticipated to fully return to the market until later in 2021.

In addition, Ascendis Pharma has reported that it is developing a long-acting, oral prodrug formulation of PTH for the treatment of hypoparathyroidism. In 2020, Ascendis reported top-line results from a global Phase 2 trial in 2020 that indicated potential use of its product, TransCon PTH, demonstrated normalization of quality of life, and its potential as a hormone replacement therapy for hypoparathyroidism. Ascendis Pharma also indicated its intention to advance Transcon PTH into Phase 3 clinical development. Other companies and groups that are developing or commercializing therapies for hypoparathyroidism, include Chugai Pharmaceutical Co., Ltd., Extend Biosciences Inc., Massachusetts General Hospital, Alizé Pharma and Eli Lilly.

 The Israeli Innovation Authority (IIA) Grants

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

The amount that must be repaid may be increased to three times the amount of the grant received, and the rate of royalties may be accelerated if manufacturing of the products developed with the grant money is transferred outside of the State of Israel. As of December 31, 2020, the total royalty amounts payable to the IIA, including accrued interest, was approximately $0.5 million. As of December 31, 2020, we paid royalties in the amount of $54,000 to the IIA.

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

Manufacturing

We do not own or operate facilities for large scale product manufacturing, storage and distribution, or testing, nor do we expect to in the future. Our current facility is limited to small-mid scale manufacturing, storage and distribution of materials and oral drug formulations for clinical studies. Our facility has ISO:9001:2015 quality management systems accreditation from The Standards Institution of Israel for the production and development of functional excipients for oral drug formulations to be used in clinical trials. The facility includes a dedicated Class D clean room for tablet production and a dedicated chemical synthesis room designed to meet ISO 8 specifications.

Our manufacturing activities include the chemical synthesis of one of our non-active but functional drug components in our facility. In addition, we have a contract with a U.K.-based contract manufacturing organization, to produce and supply pills for trials performed worldwide including formulation and production of the final drug, packaging, storage and distribution. The UK facility is an FDA/EMA inspected-GMP site and we expect future clinical studies with our oral PTH (1-34) tablets, as well as the potential commercial supply, if approved, will be provided by the same subcontractor. This contract is not exclusive and we may enter into additional contracts. Our QA/QC analytical laboratory performs part of the release and stability testing for PTH tablets manufactured by the U.K.-based contract manufacturing facility. In addition, our research and development team supports the manufacturing activities and develops/optimizes analytical methods used by the contract manufacturer in order to meet regulatory requirements for our clinical trials.  Various materials included in the drug formulation and materials procured for the chemical synthesis are commercially available from various accredited suppliers. We do not have supply contracts with all such vendors and are not bound to any specific vendor at this point in time. However, it is our intention to complete such contracts in anticipation of commercial manufacturing activities, so that if approved, we will have such contracts in place.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the EU, extensively regulate, inter alia, the research, development, testing, manufacture, pricing, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

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

Regulation and Marketing Authorization in the European Union

The EMA is the scientific agency of the EU that coordinates the evaluation and monitoring of new and approved medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the EU, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities of EU member states.

The process regarding approval of medicinal products in the EU follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

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

Clinical Trial Approval

Requirements for the conduct of clinical trials in the EU including cGCP, are implemented in the currently Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the EU has been implemented through national legislation of the EU member states. Under this system, approval must be obtained from the competent national authority of a EU member state in which a trial is planned to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

In April 2014, the EU legislative body passed the new Clinical Trials Regulation (EU) No 536/2014 which is set to replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the EU, the new EU clinical trials legislation was passed as a regulation which is directly applicable in all EU member states. All clinical trials performed in the EU are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 will become applicable. According to the current plans of the EMA, the new Clinical Trials Regulation will become applicable later this year. The Clinical Trials Directive 2001/20/EC will, however, still apply three years from the date of entry into application of the Clinical Trials Regulation to (i) clinical trials applications submitted before the entry into application and (ii) clinical trials applications submitted within one year after the entry into application if the sponsor opts for the old system.

Regulation (EU) No 536/2014 aims to simplify and streamline the approval of clinical trial in the EU. The main characteristics of the regulation include:

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

Marketing Authorization

Authorization to market a product in the member states of the EU proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all EU member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all - currently 28 - EU member states. Sponsors may elect to file an MAA through the centralized procedures for other classes of products. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the Commission decision.

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

•
medicinal products for human use containing a new active substance which, on the date of entry into force of this Regulation, was not authorized in the EU, for which the therapeutic indication is the treatment of any of the following diseases:

•	acquired immune deficiency syndrome;

•	cancer;

•	neurodegenerative disorder;

•	diabetes;

•	auto-immune diseases and other immune dysfunctions;

•	viral diseases; and

•	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the EU.

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days, to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the EU member states, which in total can take more than 60 days. After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review.

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

•	The national procedure is only available for products intended to be authorized in a single EU member state.

•	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one EU member state.

A marketing authorization may be granted only to an applicant established in the EU.

Pediatric Studies

Prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver, or (3) a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are laid down in Regulation (EC) No 1901/2006, the so called Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

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

Orphan Drug Designation and Exclusivity

Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention, or treatment of  (1) a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the EU, or (2) a life threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that sales of the drug in the EU would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the EU of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

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

Regulatory Data Protection

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, pre-clinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity (see also “Item 4.B—Government Regulation and Product Approval—Regulation and Marketing Authorization in the European Union—Orphan Drug Designation and Exclusivity”). Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates, or SPCs, pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Regulatory Requirements After a Marketing Authorization Has Been Obtained

If we obtain authorization for a medicinal product in the EU, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and Other Requirements

We will, for example, have to comply with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed.

Other requirements relate to, for example, the manufacturing of products and APIs in accordance with good manufacturing practice standards. EU regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the EU. Similarly, failure to comply with the EU’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual EU member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its cGMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83/EC, as amended. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

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

Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. The conduct of such studies could be expensive and result in delays in our commercializing efforts. The EU provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027, unless additional Congressional action is taken; however, pursuant to the CARES Act, and subsequent legislation, these reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal and replace certain aspects of the ACA, and we expect such challenges to continue. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. In 2017, the U.S. Congress enacted the 2017 Tax Act, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation, regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a federal judge in Texas ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the 2017 Tax Act. While the judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA, will impact our business. On December 18, 2019, the Fifth Circuit Court of Appeals upheld the lower court’s decision that the ACA was unconstitutional. On March 2, 2020, the U.S. Supreme Court granted certiorari to review the case and heard oral arguments on November 10, 2020. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, , on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on November 20, 2020, CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. The Interim Final Rule has not been finalized and is subject to revision and challenge, including legal challenges from industry advocacy groups and participants. On November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, Congress has indicated that it will continue to seek new legislative measures to control drug costs.

 On November 20, 2020, the HHS Office of Inspector General, finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, the HHS Office of Inspector General added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others, yet removed safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. This rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business. CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment.

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

4.D.          Property, Plants and Equipment

Our facilities in Israel, which house our research and developments, clinical development, clinical operations, regulatory and management functions are located in Jerusalem, Israel. Under a Lease Agreement with Unihead Biopark Ltd. as of December 31, 2020, we are leasing approximately 622 square meters of office and laboratory space pursuant to a lease agreement that will expire on June 30, 2023, with a one-time option for early termination by us on December 31, 2021, subject to a notice period of six months.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. Our current strategy for our lead product candidates is to use our technology to develop an oral formulation of human parathyroid hormone (1-34), or PTH, which has been approved in the United States in injectable form for over a decade. Our lead oral PTH product candidates are EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. In both of these indications, the leading products are daily injectable formulations of PTH. In total, more than 260 healthy volunteers and patients, have received multiple doses of various formulations of our oral PTH (1-34).

We met with the FDA in the fourth quarter of 2018 to discuss the development and regulatory pathway for EB613 for the treatment of osteoporosis. In addition to discussing various aspects of the nonclinical and clinical development plan, the meeting focused on the use of the 505(b)(2) regulatory pathway and the use of BMD rather than fracture incidence as the primary endpoint to support an NDA. Based on the FDA’s response, we believe that we may be able to use BMD as the primary efficacy endpoint for a Phase 3 trial and that a fracture endpoint trial will not be required. In July 2019, we initiated a Phase 2 multi-center, placebo-controlled dose-ranging trial of EB613 in approximately 160 osteoporosis patients, at 4 leading osteoporosis centers in Israel. This trial, which includes a treatment period of 6 months, is being conducted to evaluate both the safety of EB613 and to identify the optimal dose that we will select to advance into a single Phase 3 pivotal trial. In this trial, we are evaluating, multiple bone markers, such as P1NP – a bone formation marker, CTX – a bone resorption marker, BMD, and various additional safety endpoints.

In May 2020 we announced limited interim biomarker data from the Phase 2 clinical trial of EB613. Based on the interim biomarker data, EB613 demonstrated statistically significant effects on the P1NP biomarker after one month of treatment (p<0.001) compared to the placebo, and meaningful increases at months two and three compared to the placebo with the highest EB613 dose (1.5 mg). There was also a dose response at one month, with those trends continuing at two months. Based on the interim data, we amended the Phase 2 protocol in July 2020 and discontinued the two lower doses (0.5mg and 1.0mg) and added a 2.5mg dose of EB613. In November 2020, we completed the enrollment in the trial with 161 patients, including the new high-dose group.  We continue to follow the enrolled subjects through various monitoring means established by the regulatory authorities in compliance with COVID-19 restrictions.

In parallel, we are conducting several nonclinical safety assessment studies to support our regulatory filings, including our  Investigational New Drug Application, or IND, with the FDA to facilitate various IND-enabling trials, and subsequently, to enable the start of a single Phase 3 clinical trial in osteoporosis patients using sites in, the United States, Israel and other territories, subject to positive data from our ongoing Phase 2 trial of EB613, pending the determination of any impact of COVID-19 on our ability to collect sufficient data from the trial. We believe that the study design to achieve the BMD endpoint, as discussed with the FDA, will have a much smaller number of patients and be significantly shorter in duration than a pathway that utilizes a placebo-controlled bone fracture endpoint. See “Item 4.B.–Business Overview—EB613 for Osteoporosis.”

Our lead product candidate for hypoparathyroidism, EB612, is an oral formulation of PTH (1-34). We believe that EB612, if approved, has the potential to become the standard of care for hypoparathyroidism. We have tested several formulations of our oral PTH (1-34) in multiple Phase 1 clinical trials to test different manufacturing technologies, formulations, administration parameters and dosing regimens. This data led to a number of Phase 2 studies evaluating different formulations of EB612 in hypoparathyroidism patients including a multicenter Phase 2a clinical trial of EB612 in hypoparathyroidism patients. The endpoints in the Phase 2trials, included examination of the PK/PD levels of EB612, as well as serum calcium, serum phosphate, urinary calcium and urinary phosphate. In these trials, EB612 was generally well tolerated and achieved the targeted blood levels of PTH, serum calcium, serum phosphate, and the hormonal metabolite of vitamin D (1,25- dihydroxyvitamin D). See “Item 4.B.–Business Overview— EB612 for Hypoparathyroidism.”

In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics. For example, in the fourth quarter of 2018, we signed a license agreement with Amgen and may sign additional licensing or collaboration agreements in the future. We intend to utilize future funds, as available, to advance EB613 and EB612 through clinical development and ultimately towards regulatory approval. To date, we have funded our operations through our sales of our Ordinary Shares under our Equity Distribution Agreement with Canaccord Genuity LLC in connection with the Company's ATM Program (as defined below in Item 10.C “Material Contracts”), sales of Ordinary Shares in our IPO, private placements of our Ordinary Shares and preferred shares, warrants, convertible debt, government grants and through revenues generated from research collaboration and our license agreement with Amgen. We have no products that have received regulatory approval and have never generated revenue from sales of any product.

     Since our inception, we have raised a total of $70.2 million, including $13.3 million through our ATM Program, of which $9.8 million was raised in 2021, $14.3 million in our December 2019 private placement, $11.2 in our IPO in 2018 and $31.3 in funding from grants, private placements of Ordinary Shares, preferred shares and debt prior to our IPO.

Since inception, we have incurred significant losses. For the years ended December 31, 2020, 2019 and 2018, our operating losses were $11.1 million, $11.5 million and $10.9 million, respectively and we expect to continue to incur significant expenses and losses for the next several years. As of December 31, 2020, we had an accumulated deficit of $72.9 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, our expenditures on any other research and development activities, the receipt of government grants and payments under the collaboration with Amgen or any future collaborations into which we may enter.

As a result of our recurring losses from operations, negative cash flows and lack of liquidity, management is of the opinion that there is substantial doubt as to the Company's ability to continue as a going concern. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2020, expressing the existence of substantial doubt about our ability to continue as a going concern. The audited consolidated financial statements included herein have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations. See “Item 3.D.–Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital.”

As of March, 16, 2021, we had cash and cash equivalents of $15.4 million. In order to fund further operations, we will need to raise additional capital. We may raise these funds through private and/or public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us.

As of March 16, 2021, we had 19 employees and five consultants who provide services to us on a part-time basis. Our operations are located in Jerusalem, Israel.

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

Amgen Research Collaboration and License Agreement

On December 10, 2018, we entered into a research collaboration and license agreement with Amgen, or the Amgen Agreement in inflammatory disease and other serious illnesses. Pursuant to the Amgen Agreement, we and Amgen will use our proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. In exchange for entering into the agreement, Amgen paid us a non-refundable and non-creditable initial access fee of $725,000 in the first quarter of 2019, of which $500,000 was attributed to the right to use the intellectual property and $225,000 was attributed to the pre-clinical R&D services that we are obligated to perform under the Amgen Agreement. In addition, under the Amgen Agreement, Amgen reimburses us for additional expenses that we incur for any work we do under the collaboration. Thus far during our collaboration, Amgen has paid $518,000 for pre-clinical R&D services.

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

The amount that must be repaid may be increased to three times the amount of the grant received, and the rate of royalties may be accelerated, if manufacturing of the products developed with the grant money is transferred outside of the State of Israel. Moreover, a payment of up to 600% of the grant received may be required upon the transfer of any IIA-funded know-how to a non-Israeli entity. We signed a contract with a U.K.-based contract manufacturing organization (See “Item 4.B.–Business overview—Manufacturing”), to produce and supply pills for trials performed worldwide. We believe that, because production is not being done for commercial purposes, the entry into the production agreement in the U.K. will not affect the royalty rates to be paid to the IIA. Should it turn out that this position is not acceptable to the IIA, the maximum royalties to be paid to the IIA will be approximately $1.5 million, which is three times the amount of the original grant. Following the signing of the Amgen Agreement, we are required to pay 5.38% of each payment by Amgen and up to 600% of the grant received. As of March 16, 2021 we have paid royalties to the IIA in the amount of $67,000 related to the Amgen Agreement.

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

On December 10, 2018, we entered into the Amgen Agreement in inflammatory disease and other serious illnesses. As of December 31, 2019, we received a non-refundable and non-creditable initial access payment of $725,000 from Amgen, of which $500,000 related to a license fee and the remaining $225,000 related to the research and development services we provided to Amgen in the first year of the Amgen Agreement. During 2020 through March 16, 2021, we received an additional aggregate amount of $518,000 from Amgen for research and development services.

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

We did not recognize any revenues from royalties since royalties are payable based on future commercial sales, as defined in the Amgen Agreement and there were no commercial sales as of the date of the financial statements

For the years ended December 31, 2020 and 2019, we recognized revenues from the Amgen agreement in the total amount of $365,000 and $236,000, respectively.

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

Research expenses are generally recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. During the years ended December 31, 2020, 2019 and 2018, we did not capitalize any development costs.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to the timing of initiation of clinical trials and the enrollment of patients in clinical trials. For the years ended December 31, 2020, 2019 and 2018, our research and development expenses were $6.4 million, $7.2 million and $8.5 million, respectively. Research and development expenses for the years ended December 31, 2020, 2019 and 2018 were primarily for the development of EB613 and EB612. The successful development of our product candidates is highly uncertain. At this time we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including:

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

We expect that our general and administrative expenses will increase in the future as we increase our headcount and expand our administrative function to support our operations. In addition, if we lose our status as a foreign private issuer, we will be subject to additional SEC reporting requirements that will likely result in additional costs, see “Risk Factors—Risks Related to Our Ordinary Shares, and IPO Warrants.”

Financial Income

Financial income was comprised mainly of gains resulting from the re-measurement of equity linked instruments that were liability classified and measured at fair value through profit and loss.

In 2018, we recorded adjustments to the estimated fair value of the convertible loans, preferred shares, warrants to issue preferred shares and shares until each were converted into our Ordinary Shares or IPO Warrants and options to purchase our Ordinary Shares as part of our initial public offering. Subsequent to our IPO we stopped recording any related periodic fair value adjustments with regard to these components. The IPO Warrants issued in the initial public offering the Investor Warrants (as defined below in Item 10.C “Material Contracts—Investor Warrants) issued in our December 2019 and February 2020 private placement were classified as a financial liability since their exercise price and number of shares issuable upon exercise of each Investor Warrant are subject to certain adjustments as described in the underlying warrant agreements. In 2019 and 2020, changes in the fair value of the IPO Warrants and the Investor Warrants resulted in net financial income in our consolidated statement of comprehensive loss. We will continue to record fair value adjustments on these Warrants until they expire, are repurchased by us or exercised and converted into our Ordinary Shares.

Upon the consummation of our IPO, we adjusted our convertible loan liability, preferred shares and our warrants to issue preferred shares to their fair value, which was evaluated based on the quoted closing price of our Ordinary Shares on Nasdaq. We recorded additional financial expenses from the revaluation of our convertible loan liability, preferred shares and warrants. Under the terms of the applicable agreements and pursuant to certain IPO transactions, the convertible loans and preferred shares were automatically converted into our Ordinary Shares, and the warrants to purchase preferred shares were automatically converted into warrants to purchase Ordinary Shares. The fair value of the IPO Warrants as of the IPO date, July 2, 2018 and as of December 31, 2018 was based on the quoted price per warrant on Nasdaq as of the respective date.

Other financial expenses are comprised mainly of interest income and exchange rate differences of certain currencies against our Functional Currency.

Taxes on Income

Entera Bio Ltd. has not generated taxable income since our inception, and as of December 31, 2020 had carry-forward tax losses of $43 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

As of December 31, 2020, Entera Bio Inc. has no carry forward tax losses.

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

Revenue Recognition

With respect to the Amgen Agreement, we used our judgement to identify our deliverables in the agreement and whether the deliverables are distinct performance obligation. In addition, we use our judgement to determine the allocation of the transaction price between our identified distinct performance obligations. We also used significant judgment in order to determine the R&D services period. For a description of our revenue recognition policy see “Note 2—Summary of Significant Accounting Policies—P. Revenue Recognition” of our audited consolidated financial statements for the year ended December 31, 2020, included elsewhere in this Annual Report.

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

We estimate the fair value of our share-based compensation to employees, directors and service providers using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, (d) expected dividends and (e) the fair value of our Ordinary Shares at the date of grant. Due to the limited amount of time since our initial public offering and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of comparable companies that are publicly traded. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available.

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

The following table summarizes the allocation of our share-based compensation expense:

	Year ended December 31,
	2020 (2)	2019	2018 (1)
	(in thousands)
Research and development	$565	$701	$1,333
General and administrative	336	782	(100)
Total	$901	$1,483	$1,233

(1)
The resignation of Mr. Beshar, the previous Chairman of our board of directors took effect on June 27, 2018. According to Mr. Beshar’s options terms, options which had yet to fully vest were forfeited, therefore 453,050 options forfeited and were recognized in the consolidated statement of comprehensive loss as a reverse of expense under the General and administrative line item in the amount of $1.3 million.

(2)
The resignation of Mr. Gridley, our Former CEO, took effect on September 7, 2020. According to the terms of Mr. Gridley’s options, options which had yet to fully vest expired, therefore 553,942 options expired and were recognized in the consolidated statement of comprehensive loss as a reverse of expense under the General and administrative line item in the amount of $0.3 million.

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

To determine the fair value of the convertible loans, which was a valuation that was not based on observable market data, or a level 3 valuation, the debt component was evaluated based on the discounting of future payments of the debt. The convertible components of the loans (the option to convert the principal amount of the loans and accrued interest into our Ordinary Shares, subject to adjustment), were evaluated based on a combination of the probability weighted expected return method and the Black and Scholes option pricing method model.

To determine the fair value of the preferred shares, warrants to purchase Series A preferred shares and warrants to purchase Series B preferred shares and Series B-1 preferred shares, we prepared a valuation of the fair value of each of these components. The components were evaluated using a combination of the probability weighted expected return method and a Black and Scholes option pricing method model.

The convertible loans, preferred shares and warrants to preferred shares were converted into Ordinary Shares or warrants to purchase Ordinary Shares of the Company upon the closing of the Company’s IPO in July 2018.

The fair value of our IPO Warrants at December 31, 2020 and 2019, is based on the quoted price on Nasdaq (Level 1 valuation) as of the respective date.

      The fair value of the Investor Warrants and the Broker Warrants, which is a valuation that is not based on observable market data, or a level 3 valuation, was determined based on the on the Monte-Carlo pricing model as of the issuance date and as of December 31, 2020.and 2019.

The following parameters were used:

	December 31, 2020	December 31, 2019	July 2, 2018
Price per share*	$1.08	$1.84-$2.07	865
Volatility	66%	62%-63%	62%
Risk free rate	0.1%-0.13%	1.63%-1.71%	N/A
Probability for IPO/shares registration	N/A	N/A	100%

⁎	The price per share as of July 2, 2018 was based on the quoted price on Nasdaq prior to the share split.

Results of Operations

Comparison of Years Ended December 31, 2020 and 2019

	Year Ended December 31,		Increase (Decrease)
	2020	2019	$	%
	(In thousands, except for percentage information)
Revenues	$365	$236	$129	54.6%
Cost of revenues	209	210	(1)	(0.01)%
Operating expenses:
Research and development expenses, net	$6,398	$7,199	$(801)	(11.1)%
General and administrative expenses	4,891	4,281	610	14.2%
Operating loss	11,133	11,454	(321)	(0.03)%
Financial income, net	(1,170)	(659)	(511)	77.5%
Taxes on income	20	-	20	100%
Net loss	$9,983	$10,795	$(812)	(0.08)%

Revenue

Revenues for the year ended December 31, 2020 and 2019 were 365,000 and $236,000, respectively. In 2020 and 2019, the majority of our revenues were attributable to research and development, or R&D services provided to Amgen under our 2018 collaboration agreement. For the accounting treatment see above [“—Financial Overview—Critical Accounting Policies and Estimates—Revenue Recognition.” We did not generate any revenues prior to the signing of the Amgen Agreement].

Cost of Revenues

The cost of revenues for the year ended December 31, 2020 were $209,000 compared to $210,000 for the year ended December 31, 2019 and were primarily attributed to salaries and related expenses in connection with the R&D services provided to Amgen.

Research and Development Expenses, Net

Research and development expenses for the year ended December 31, 2020 were $6.4 million, compared to $7.2 million for the year ended December 31, 2019, a decrease of $0.8 million. The decrease was primarily due to decreases of $0.5 million in professional and consulting services expenses and other expenses, $0.5 million in compensation-related expenses due to a reduction in headcount, and $0.4 million in materials and production costs due to the timing of manufacturing runs to support our clinical trials. These decreases were partially offset by an increase of $0.6 million due to increased EB613 clinical trial activities in 2020 relative to 2019.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2020 were $4.9 million, compared to $4.3 million for the year ended December 31, 2019. The increase of $0.6 million was primarily due to net increases of $0.2 million in compensation related expenses, $0.1 million in legal fees and $0.4 million in other expenses including insurance and board costs, which were partially offset by a decrease of $0.1 million in investor relations related expenses. The increase in compensation-related expenses was primarily due to an increase in headcount related to executive hires in the second half of 2020, which was partially offset by a decrease in share-based compensation due to the reversal of expenses related to the expiration of the former CEO’s unvested options.

Financial Income, Net

Financial income, net for the year ended December 31, 2020 was $1.2 million, compared to $0.7 million for the year ended December 31, 2019. Our financial income is comprised mainly of gains resulting from the re-measurement of equity linked instruments that were liability classified and measured at fair value through profit and loss. For the assumptions used in the valuation of the convertible loans, preferred shares components and warrants see above “—Financial Overview—Critical Accounting Policies and Estimate—Fair Value of Financial Liabilities Through Profit or Loss.”

A discussion with respect to a comparison of the results of operations of 2019 and 2018 is contained under “Item 5.A.– Results of Operations” our Annual Report on Form 20-F (File No. 001-38556) filed with the SEC on March 26, 2020.

5.B.          Liquidity and Capital Resources

Since inception, we have incurred significant losses. As a result of our recurring losses from operations, negative cash flows and lack of liquidity, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2020, expressing the existence of substantial doubt about our ability to continue as a going concern. For the years ended December 31, 2020, 2019 and 2018, our operating losses were $11.1 million, $11.5 million and $10.9 million, respectively. We expect to continue to incur significant expenses and losses for the next several years as we advance our products through development and provide administrative support for our operations. As of December 31, 2020, we had an accumulated deficit of $72.9 million. Since our inception and through March 16, 2021, we have raised a total of  $70.2 million, including $13.3 million from Ordinary Shares offered and sold under our ATM Program (as defined below in Item 10.C “Material Contracts”), of which $2.2 million was raised in 2021, $14.3 million from our Private Placement in December 2019 and February 2020, $11.2 million from our initial public offering and $31.3 million from sales of our Ordinary Shares, preferred shares, warrants, convertible loans and grants from IIA prior to our initial public offering. In addition, through March 16, 2021, we have received approximately $1.2 million under the Amgen Agreement. As of March 16, 2021, we had cash and cash equivalents of $15.4 million. Our primary uses of cash have been to fund research and development, general and administrative and working capital requirements, and we expect these will continue to be our primary uses of cash.

Pursuant to the provisions of the subscription agreements entered into by the Company as part of the Private Placement (as defined above), on June 5, 2020 we filed a registration statement on a Form F-3 with the SEC for the resale of the Ordinary Shares of such applicable selling shareholders that were issued in the Private Placement (including those issued upon exercise of the Investor Warrants), and such selling shareholders may, from time to time, offer and sell in one or more offerings or privately-negotiated transactions.

On July 13, 2020, we filed with the SEC an additional "shelf" registration statement on a Form F-3 for the registration of our Ordinary Shares that we may, from time to time, offer and sell in one or more offerings with an aggregate offering price of up to $100 million. In addition, certain Ordinary Shares under such Form F-3 are offered, issued and sold pursuant to that certain Equity Distribution Agreement with Canaccord Genuity LLC and pursuant to the ATM Program (as defined below in Item 10.C “Material Contracts”).

Funding Requirements

We believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements into the second quarter of 2022.

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

Our audited consolidated financial statements for the year ended December 31, 2020, included elsewhere in this Annual Report, note that there is substantial doubt about our ability to continue as a going concern as of such date; and in its report accompanying our audited consolidated financial statements included herein, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and lack of sufficient working capital raise substantial doubt as to our ability to continue as a going concern. This means that our management and our independent registered public accounting firm have expressed substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources. The audited consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that may be necessary should we be unable to continue as a going concern. If we are unable to finance our operations, our business would be in jeopardy and we might not be able to continue operations and might have to liquidate our assets. In that case, investors might receive less than the value at which those assets are carried on our financial statements, and it is likely that investors would lose all or a part of their investment.

Cash Flows

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	(audited) Year ended December 31,
	2020	2019
	(in thousands)
Cash used in operating activities	$(10,423)	$(8,919)
Cash (used in) provided by investing activities	(86)	3,946
Cash provided by financing activities	3,917	12,652
Net (decrease) increase in cash and cash equivalents	$(6,592)	$7,679

Net Cash Used in Operating Activities

Net Cash used in operating activities for the year ended December 31, 2020 was $10.4 million consisting primarily of our operating loss of $11.1 million and a $0.4 million decrease in our working capital which was partially offset by share-based compensation of $0.9 million and $0.2 million of depreciation expenses.

Net Cash used in operating activities for the year ended December 31, 2019 was $8.9 million consisting primarily of our operating loss of $11.5 million which was partially offset by $1.5 million of share-based compensation, $0.2 million of depreciation expenses and a $0.7 million increase in our working capital.

The increase in cash used in operating activities from 2019 to 2020 was mainly due to a decrease of $1.1 million in working capital and a decrease of $0.6 million in share-based compensation, which were partially offset by a decrease of $0.4 million in operating loss.

Net Cash Used in Investing Activities

     Net Cash used in investing activities for the year ended December 31, 2020 consisted primarily from the purchase of property and equipment and a restricted deposit in such regard.

Net Cash provided by investing activities for the year ended December 31, 2019 consisted primarily of the withdrawal of short-term bank deposits.

Net Cash Provided by Financing Activities

Net Cash provided by financing activities for the year ended December 31, 2020 mainly resulted from net proceeds of $0.8 million from the issuance of the Ordinary Shares and Warrants in the final closing of our December 2019 private placement offering and net proceeds of $3.5 million from the issuance of Ordinary shares under our ATM Program.Net Cash provided by financing activities for the year ended December 31, 2019 mainly resulted from net proceeds of $12.5 million from issuance of the Ordinary Shares and IPO Warrants in our private placement offering which was completed in December 2019.

A discussion with respect to a comparison of the results of operations of 2019 and 2018 is contained under “Item 5.B.– Liquidity and Capital Resources” our Annual Report on Form 20-F (File No. 001-38556) filed with the SEC on March 26, 2020.

5.C.          [Reserved]

5.D.          Trend Information.

We are currently in a development stage and we expect to remain in that stage for the upcoming year, and therefore trends relating to production, sales, inventory, backlog and selling prices are not applicable. See “Item 5.–Operating and Financial Review and Prospects” for a summary of recent trends.

5.F          Contractual Obligations

The following tables summarize our contractual obligations and commitments as of December 31, 2020 that will affect our future liquidity:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands)
Operating leases for facility and vehicles	$510	$205	$305	$-	$-
Total	$510	$205	$305	$-	$-

Severance Obligations

We have long-term liabilities for severance pay that are calculated pursuant to Israeli law generally based on the most recent salary of the relevant employees multiplied by the number of years of employment to the extent not covered by our regular deposits with defined contribution plans. As of December 31, 2020, our severance pay liability, net was immaterial. Because the timing of any such payments is not fixed and determinable, we have not included these liabilities in the table above.

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

Name	Age	Position
Executive Officers
Dr. Spiros Jamas	60	Chief Executive Officer and Director
Jonathan Lieber	51	U.S.-based Chief Financial Officer
Dana Yaacov-Garbeli	37	Israel-based Chief Financial Officer
Dr. Phillip Schwartz	59	President of Research and Development and Director
Dr. Hillel Galitzer	42	Chief Operating Officer
Dr. Arthur Santora	70	Chief Medical Officer
Non-Employee Directors
Gerald Lieberman(2)	74	Director, Chairman of the Board of Directors
Dr. Roger J. Garceau	67	Director, Chief Development Advisor
Zeev Bronfeld	69	Director
Yonatan Malca	54	Director
Faith L. Charles(1) (2) (3) (4)	59	Director, Chairman of the Compensation Committee
Miranda J. Toledano(1) (2) (3) (4)	44	Director, Chairman of the Audit Committee
Gerald M. Ostrov(2) (3) (4)	71	Director
Sean Ellis	46	Director
_____________________________
(1) External Director under Israeli law.
(2) Independent director in accordance with SEC regulations and Nasdaq rules requirements applicable to us.
(3) Member of the Compensation Committee.
(4) Member of the Audit Committee.

Our Senior Management

     Dr. Spiros Jamas has served as our Chief Executive Officer, or CEO, and director since January 4, 2021. Dr. Jamas is a biotech entrepreneur with over 30 years of senior management experience in the biopharmaceutical industry. He has served as CEO and/or founder of multiple high growth, innovation-driven companies including: as founding CEO of AOBiome Therapeutics, Inc. from 2013 to 2019, as CEO and Director of Tempero Pharmaceuticals, Inc. from 2008 to 2012, as CEO and Director of Enanta Pharmaceuticals, Inc. (NASDAQ: ENTA) from 2001 to 2004 and as CEO and Director of Alpha-Beta Technology, Inc. from 1988 to 1999. He has assembled high-performance teams to grow these organizations and led first-in-class R&D programs from early discovery through Investigative New Drug Application (IND) submissions and into advanced clinical development. As founding CEO of AOBiome, he created a leading skin microbiome company that launched the breakthrough skin probiotic AO+ Mist and Mother Dirt Consumer Brand and led the effort to file six IND’s. At Enanta he led the initiation of the Hepatitis C drug development program. Over the course of his career, Dr. Jamas has raised over $300 million in funding from a variety of sources including public and private equity and debt. In addition to his significant experience in building biopharma companies, Dr. Jamas was the Global Healthcare Analyst in the Global Fundamental Strategies group at State Street Global Advisors, the world’s second largest asset management firm. He is an author and co-inventor on numerous papers and patents. Dr. Jamas holds a Doctor of Science in Biotechnology from M.I.T., a M.Sc. also from M.I.T. and a B.Sc. in Chemical Engineering from UMIST, England

Jonathan Lieber has served as our U.S based Chief Financial Officer since November 2019. Mr. Lieber currently serves as a managing director of Danforth Advisors LLC. From July 2015 through September 2019, Mr. Lieber was Chief Financial Officer of Histogenics Corporation (NASDAQ: HSGX) a cell therapy company developing products for the orthopedics market.  Prior to Histogenics, Mr. Lieber was Senior Vice President and Chief Financial Officer of Metamark Genetics, Inc., a privately held, urology-focused, molecular diagnostics company, from January 2014 to June 2015. From September 2012 to September 2013, Mr. Lieber served as the Chief Financial Officer and Treasurer of Repligen Corporation, a manufacturer and supplier of high-value consumables to the life sciences industry. From June 2009 to May 2012, Mr. Lieber served as Chief Financial Officer and Treasurer of Xcellerex, Inc., a privately held company engaged in the manufacture and sale of capital equipment and related consumables to the biopharmaceutical industry. Mr. Lieber received an M.B.A. in finance from the Stern School of Business of New York University and a B.S. in business administration from Boston University.

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

Dr. Roger J. Garceau has served as a member of our board of directors since March 2016, and as our Chief Development Advisor since December 2016. From August 2020 to January 4, 2021, Dr. Garceau has also served as our interim Chief Executive Officer. Dr. Garceau has more than 30 years of broad pharmaceutical industry experience. He has been a director of Enterome SA since December 2016, and a director of ArTara Therapeutics since January 2019. Prior to joining Entera, Dr. Garceau served as Chief Medical Officer and Executive Vice President of NPS Pharmaceuticals, Inc. since December 2008 and January 2013 respectively, until February 2015, when NPS Pharmaceuticals, Inc., then traded on Nasdaq, was acquired by Shire plc. (NASDAQ: SHPG). Previously, Dr. Garceau served in several managerial positions with Sanofi-Aventis (NYSE: SNY) from 2002 until 2008, and Pharmacia Corporation from 1986 until 2002. Dr. Garceau is a board-certified pediatrician and is a Fellow of the American Academy of Pediatrics. Dr. Garceau holds a B.S. in Biology from Fairfield University in Fairfield, Connecticut and an M.D. from the University of Massachusetts Medical School.

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

6.B.          Compensation

Compensation of Executive Officers and Directors

The following table summarizes the compensation awarded to, earned by, or paid to each of our five most highly compensated directors and executive officers during the twelve months ended on December 31, 2020 (in U.S. dollars), excluding amounts paid to reimburse costs incurred in providing us services during such period:

Name	Position	Annual 2020 Compensation
		Base Salary and Related Benefits ($) (1)	Bonus ($)	Retirement, Service Fees and Other Similar Benefits ($)	Share Based Compensation ($) (2)	Total ($)
Dr. Phillip Schwartz (3)	President of Research and development and Director	384	30	27	$169	610
Mr. Adam Gridley (4)	Former Chief Executive Officer and Director	380	110	32	$19	541
Dr. Hillel Galitzer (5)	Chief Operating Officer	292	50	17	$168	527
Dr. Arthur Santora (6)	Chief Medical Officer	355	-	-	$34	389
Mr. Jonathan Lieber (7)	U.S based Chief Financial Officer	240	-	-	45	285

(1)
Includes base salary, social benefits and car allowances. The amounts shown in this column represent expenses recorded or to be recorded by the Company, calculated using the average monthly exchange rates of the relevant month in which the salary was recorded.

(2)
Reflects the associated annual expense recorded in our financial statements for the year ended December 31, 2020, based on the grant date fair value of the share-based compensation granted in exchange for the directors’ and officers’ services. The fair value amount is recognized as an expense over the course of the vesting period of the options (subject to any applicable accounting adjustments during that period).

(3)
Dr. Schwartz, who previously served as the Chief Executive Officer from inception through August 4, 2019, has served in his current position, since August 5, 2019.  In November 2017, Dr. Schwartz was granted options to purchase 357,500 Ordinary Shares (with an exercise price of $6.31 per share) under our 2013 Equity Incentive Plan, of which 290,469 were vested as of March 16, 2021. The fair value of these options as of the grant date was $1,442,474.

(4)
Mr. Gridley was appointed as our Chief Executive Officer on August 5, 2019 and resigned on August 7, 2020 with effect as of September 7, 2020. In connection with his appointment, Mr. Gridley was granted options to purchase 696,587 Ordinary Shares (with an exercise price of $2.75 per share) under our 2018 Equity Incentive Plan, or the 2018 Plan. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on October 3, 2019. The fair value of these options as of the grant date was $1,074,186. In April 2020 he was granted an additional 31,502 options to purchase 31,502 Ordinary Shares (with an exercise price of $1.98 per share) under our 2018 Plan, none of which were vested as of March 16, 2021. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on June 25, 2020. The fair value of these options as of the grant date was $37,176. Due to the termination of his employment, 553,942 of his options have yet to fully vest, and have therefore expired. and 174,147 of his option that were fully vested have been expired in December 2020.

(5)
In November 2017, Dr. Galitzer was granted options to purchase 143,000 Ordinary Shares (with an exercise price of $6.31 per share) under our 2013 Equity Incentive Plan, of which 116,188 were vested as of March 16, 2021. The options will expire within 10 years from the grant date. The fair value of these options as of the grant date was $547,002. In March 2020, Dr. Galitzer was further granted options to purchase 175,000 Ordinary Shares (with an exercise price of $2.14 per share) under our 2018 Plan, of which 43,750 were vested as of March 16, 2021. The options will expire within 10 years from the grant date. The fair value of these options as of the grant date was $229,631.

(6)
In January 2019, Dr. Santora was granted options to purchase 25,000 Ordinary Shares (with an exercise price of $3.97 per share) under our 2018 Plan, of which 18,750 were vested as of March 16, 2021. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on May 20, 2019. The fair value of these options as of the grant date was $67,078. In March 2020, Dr. Santora was further granted options to purchase 40,000 Ordinary Shares (with an exercise price of $2.14 per share) under our 2018 Plan,of which 10,000 were vested as of March16, 2021. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on June 25 2020. The fair value of these options as of the grant date was $46,067.

(7)
In November 2019, Mr. Lieber was granted options to purchase 30,385 Ordinary Shares (with an exercise price of $2.53 per share) under our 2018 Plan, of which 18,991 were vested as of March 16, 2021. The options will expire within 10 years from the grant date. This grant was ratified by our shareholders on February 18, 2020. The fair value of these options as of the grant date was $59,797.

The aggregate compensation paid and the associated annual expense relating to equity-based compensation and other payments expensed by us to all of our directors and executive officers with respect to the year ended December 31, 2020 was $3.3 million. This amount does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

As of December 31, 2020, options to purchase a total of 1,544,971 Ordinary Shares granted to our current directors and executive officers were outstanding under our Share Incentive Plan, or the 2013 Plan, and under our 2018 Plan. The weighted average exercise price of options as of December 31, 2020, was $5.0 per share. For more information regarding our 2013 Plan and 2018 Plan, see “Item 6.E.—Share Ownership—Equity Incentive Plans.”

Under the Companies Law, a shareholder-approved compensation policy must serve as the basis for decisions concerning the terms of employment or engagement of our executive officers. For more information, please see “Item 6.C.—Board Practices—Compensation Policy.”

The total amounts set aside or accrued by the company or its subsidiary to provide pension, retirement or similar benefits for our executive officers and directors with respect to the year ended December 31, 2020 amounted to approximately $81,000

Compensation of Directors

The aggregate amount paid by us to our directors for the year ended December 31, 2020, was approximately $472,000. This amount does not include reimbursements or coverage of expenses.

Each non-executive (including non-employee) director is entitled to receive an annual cash payment as well as participation fees for attendance at board meetings and service on one or more board committees. Such amounts are equal to the maximum fixed statutory amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, or the Compensation Regulations, for companies with equity size and value similar to ours, subject to certain reliefs included in the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and further subject to adjustments. Each non-executive director is also entitled to reimbursements or coverage of expenses (including travel expenses).

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

On March 3, 2021, our shareholders approved the grant of options to Dr. Jamas to purchase 1,314,218 Ordinary Shares under the Company’s 2018 Plan, with an exercise price of $1.24, which vest over four years, with twenty-five percent (25%)  of the options vesting on January 4, 2022 and the remaining seventy-five percent (75%) vesting in twelve equal quarterly installments over the next three (3) years in addition to such other terms as further reflected in his employment agreement filed as an exhibit to this Annual Report.

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

According to our Articles, the number of members of our board of directors must be at least three and cannot be more than ten. Our board of directors, other than external directors, is divided into three classes, with staggered three-year terms and one director class coming up for election each year. The Class I directors will serve until our annual meeting of shareholders in 2021. The Class II directors were re-elected at our 2019 annual meeting of shareholders to serve until our annual meeting of shareholders in 2022. Our Class III directors were re-elected at our 2020 annual meeting of shareholders to serve until our annual meeting of shareholders in 2023. The members of the classes as of the date hereof are divided as follows:

•	the Class I directors are Zeev Bronfeld and Roger Garceau;

•	the Class II directors are Phillip Schwartz and Yonatan Malca; and

•	the Class III directors are Gerald Lieberman, Gerald M. Ostrov and Mr. Sean Ellis.

Dr. Spiros Jamas was also appointed by our board to serve as our director in January 2021. Dr. Spiros Jamas will serve until our annual meeting of shareholders in 2021.

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

Arrangements for Election of Directors

Pursuant to the terms of the Amended and Restated Investors’ Rights Agreement among us, the Centillion Fund, or Centillion, and the other parties thereto, for as long as Centillion and its affiliates hold an aggregate of at least 10% of our issued and outstanding Ordinary Shares, we will nominate, if so requested by Centillion and as permitted by applicable law, a designee of Centillion for election by our shareholders as a member of our board of directors and will recommend that our shareholders vote in favor of such election. As of December 31, 2020, Centillion holds approximately 5.37% of our issued and outstanding Ordinary Shares.

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

We have obtained, subject to shareholder approval, directors and officers liability insurance for the benefit of our office holders of $12.5 million per annum. We intend to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our Articles and Israeli Law.

6.D.          Employees

As of December 31, 2020, we had 18 employees and consultants based in Israel, including 16 full-time employees, two part time employees, and one part-time consultant who serves as our Israel-based CFO. In addition, we had four part time consultants based in the U.S., including our CMO and U.S-based CFO. Six of our employees and consultants have either PhDs or MDs. The distribution of our full-time employees according to main areas of activity is set forth in the following table:

Employees
Area of Activity:
Research and development	14
General and administrative	2
Total	16

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

6.E.          Share Ownership

The following table provides information with respect to our securities held by our directors and executive officers as of March 16, 2021:

Name	Type of Security	Number of Securities(1)	Options/warrants Exercise Price ($)	Options/ warrants Exercise Date	Expiration Date	Percent of Shares Outstanding(2)

Dr. Phillip Schwartz	Shares	579,410	-	-	-
	Options	357,500	6.31	11/23/2021	11/23/2023
						3.62%

Dr. Hillel Galitzer	Shares	36,010	-	-	-
	Options	143,000	6.31	11/15/2021	11/15/2023
	Options	175,000	2.14	3/16/2024	16/3/2030
						*
Dr. Arthur Sentora	Options	25,000	3.97	1/16/2022	1/17/2029
	Options	40,000	2.14	03/1/2024	16/3/2030
						*
Jonatan Lieber	Options	30,385	2.53	11/17/2021	11/17/2029	*

* Less than 1%
(1) As of March 16, 2021.
(2) The percent of shares outstanding held by each beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership, generally, includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, unless described otherwise within the footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of March 16, 2021 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

On June 25, 2020 and on March 3, 2021, our shareholders approved the grant of options to certain executive officers. See “Item 6.B.—Compensation—Compensation of Executive Officers and Directors—Compensation of Directors.”

Equity Incentive Plans

Share Incentive Plan

On March 17, 2013, our board of directors approved our 2013 Plan for the granting of stock options, restricted share units, restricted share awards and performance-based awards, in order to provide incentives to our employees, directors, consultants and/or service providers. As of December 31, 2020, 1,604,419 Ordinary Shares were issuable upon the exercise of outstanding awards under the 2013 Plan, at a weighted-average exercise price of $5.69 per share. Of the foregoing outstanding awards, options to purchase 1,453,823 Ordinary Shares, in the aggregate, had vested under the 2013 Plan as of that date, with a weighted-average exercise price of $5.89 per share.

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

2018 Equity Incentive Plan

On July 2, 2018, in connection with the consummation of our initial public offering, our board of directors approved our 2018 Plan, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level. The 2018 Plan governs issuances of equity incentive awards from and after the closing of our initial public offering. The maximum number of Ordinary Shares initially available for issuance under equity incentive awards granted pursuant to the 2018 Plan could not exceed 12% of the total outstanding Ordinary Shares as of the time of adoption. On January 1, 2019 and on January 1 of each calendar year thereafter, an additional number of shares equal to 5% of the total outstanding Ordinary Shares on such date (or any lower number of shares as determined by our board of directors) have and will become available for issuance under the 2018 Plan. As of December 31, 2020, a total of 1,304,043Ordinary Shares representing 6.19% of the total outstanding shares as of that date remained available for issuance under the 2018 Plan. In January 2021, pursuant to the annual evergreen provision and following the approval of our board of directors, an additional 1,052,896 Ordinary Shares, equal to 5% of the total outstanding shares as of January 1, 2021, became available for issuance under the 2018 Plan.

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

As of December 31, 2020, 1,002,229 Ordinary Shares were issuable upon the exercise of outstanding awards under the 2018 Plan, at a weighted-average exercise price of $2.73 per share. Of the foregoing outstanding awards, as of December 31, 2020, options to purchase 367,196 Ordinary Shares, in the aggregate, had vested under the 2018 Plan as of that date, with a weighted-average exercise price of $3.28 per share.

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

      According to our transfer agent, as of March 16, 2021, there were 83 record holders of our Ordinary Shares, among whom  are U.S. holders who beneficially own more than 50% of our Ordinary Shares. None of our shareholders has different voting rights from other shareholders.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership, generally, includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, unless described otherwise within the footnotes, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of March 16, 2021 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of Ordinary Shares beneficially owned is based on 23,738,642 Ordinary Shares outstanding as of March 16, 2021. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
D.N.A Biomedical Solutions Ltd.(1)	3,762,959	15.74%
Gakasa Holdings LLC(2)	2,374,275	9.74%
Capital Point Ltd.(3)	1,147,385	4/82%
Centillion Fund, Inc.(4)	1,131,130	4.77%
Menachem Ehud Raphael(5)	1,390,997	5.79%
Executive Officers and Directors:
Zeev Bronfeld(6)	28,032	*
Yonatan Malca(7)	3,790,992	15.84%
Dr. Phillip Schwartz(8)	869,879	3.62%
Gerald Lieberman(9)	304,840	1.27%
Dr. Roger J. Garceau(10)	361,270	1.50%
Dr. Hillel Galitzer(11)	195,948	*
Jonathan Lieber(12)	21,523	*
Dr. Arthur Santora(13)	30,317	*
Faith L. Charles(14)	28,032	*
Miranda J. Toledano(15)	28,032	*
Gerald M. Ostrov(16)	25,229	*
Sean Ellis(17)	19,622	*
Spiros Jamas	-	-
Dana Yaacov-Garbeli(18)	8,750	*
All Directors and Executive Officers as a Group (14 persons)(19)	1,949,506	8.81%

* Less than 1%

(1)
D.N.A’s holdings consisted of: (i) 3,594,183 Ordinary Shares as reported, (ii)Investor Warrants to purchase 168,776 Ordinary Shares exercisable within 60 days as of March 16, 2021, D.N.A’s address is at Shimon Hatarsi 43 St., Tel Aviv, Israel.

(2)
Based on the Schedule 13G/A filed by Gakasa Holdings LLC. with the SEC on February 16, 2021 regarding its holdings as of December 31, 2020. Gakasa Holdings LLC. also holds warrants to purchase 632,912 Ordinary Shares, exercisable within 60 days as of March 16, 2021. Gakasa Holdings LLC’s address is 201 S. Biscayne Blvd., Suite 800, Miami, Florida.

(3)
Based solely on the Schedule 13G/A filed by Capital Point Ltd. with the SEC on February 16, 2021 regarding its holdings as of December 31, 2020.  Capital Point Ltd. reported that its holdings comprised of (i) 1,077,621 Ordinary Shares, and (ii) warrants to purchase 69,764 Ordinary Shares exercisable within 60 days as of March 16, 2021. Capital Point Ltd.’s address is at 1 Azrieli Towers Tel Aviv, 67021 Israel.

(4)
Based on solely the Schedule 13G/A filed by Centillion Fund, Inc. with the SEC on February 10, 2021 regarding its holdings as of December 31, 2020. Centillion Fund Inc. reported that its holdings comprised of 1,131,130 Ordinary Shares. Centillion Fund, Inc.’s address is at 10 Manoel Street, Castries, Saint Lucia.

(5)
Based solely on the Schedule 13G filed by Menachem Ehud Raphael with the SEC on February 16, 2021 regarding its holdings as of December 31, 2020.. Menachem Raphael’s address is at 12 Ha’seora, Tel Aviv, Israel.

(6)
Consists of 28,032 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021. Mr. Bronfeld notified to the Company that he is no longer a beneficial owner of  D.N.A Biomedical Solutions Ltd.

(7)
Mr. Yonatan Malca is the CEO and a director of D.N.A Biomedical. In addition, his holdings consists of 28,032 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.

(8)	Consists of (i) 579,410 Ordinary Shares and (ii) 290,469 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(9)
Consists of (i) 97,872 Ordinary Shares, (ii) 175,322 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021, and (iii) warrants to purchase 31,646 Ordinary Shares.

(10)	Consists of (i) 4,940 Ordinary Shares (ii) 356,330 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021
(11)	Consists of (i) 36,010 Ordinary Shares and (ii) 159,938 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(12)	Consists of 21,523 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(13)	Consists of 30,317 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(14)	Consists of 28,032 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(15)	Consists of 28,032 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(16)	Consists of 25,229 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(17)	Consists of 19,622 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(18)	Consists of 8,750 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days of March 16, 2021.
(19)	Consists of (i) 718,232 Ordinary Shares, (ii) options to acquire 1,199,628 Ordinary Shares, exercisable within 60 days of March 16, 2021, and (iii) warrants to purchase 31,646 Ordinary Shares.

Changes in Ownership of Major Shareholderss

During the last three years, there were significant changes in percentage ownership by major shareholders (i.e., holders of 5% or more of our Ordinary Shares), including as detailed below:

•	D.N.A Biomedical, a major shareholder, beneficially owned 34.8% of the Company at the time of our IPO, but owned 17.07% as of December 31, 2020.

•	Gakasa Holdings LLC, a major shareholder, beneficially owned 13.04%of the Company as of December 31, 2020.

•	Centillion Fund, Inc., a major shareholder, beneficially owned 17.3% of the Company at the time of our IPO, but owned 5.37% as of December 31, 2020.

•	Phillip Schwartz, a former significant shareholder, ceased to beneficially own more than 5% of the Company in 2019, having dropped to 2.75% as of December 31, 2020.

Form F-3 Registration Statements

Pursuant to the provisions of the subscription agreements entered into by the Company as part of the Private Placement (as defined above), on June 5, 2020 we filed a registration statement on a Form F-3 with the SEC for the resale of the Ordinary Shares of such applicable selling shareholders that were issued in the Private Placement (including those issued upon exercise of the Investor Warrants), and such selling shareholders may, from time to time, offer and sell in one or more offerings  or privately-negotiated transactions.

On July 13, 2020, we filed with the SEC an additional "shelf" registration statement on a Form F-3 for the registration of our Ordinary Shares that we may, from time to time, offer and sell in one or more offerings with an aggregate offering price of up to $100 million. In addition, certain Ordinary Shares under such Form F-3 are offered, issued and sold pursuant to that certain equity distribution agreement with Canaccord Genuity LLC and pursuant to the ATM Program (as defined below in Item 10.C “Material Contracts”).

7.B.          Related Party Transactions

For information regarding compensation of our directors and officers, see “Item 6.B.–Compensation.”

Private Placement

Between December 2019 and February 2020, we entered into a private placement offering (the “Private Placement”), with a group of accredited investors, or the Investors, including D.N.A Biomedical, our largest shareholder, Mr. Gerald Lieberman, the chairman of the board, Menachem Ehud Raphael and Gakasa Holdings LLC, both significant shareholders of the Company, for an aggregate gross proceeds of $14.3 million from the sale of an aggregate amount of 6,047,706 Ordinary Shares, at a price of $2.37 per share. In addition, we granted the Investors and certain finders an aggregate of 3,300,646 three-year Investor Warrants and Broker Warrants, respectively to purchase up to an additional 3,300,646 Ordinary Shares at an exercise price in the range of $2.37 and $2.96 per share. In 2020, the exercise price of such Investor Warrants and Broker warrants was adjusted to $1.05 in light of the issuance of Ordinary Shares under the ATM Program (as defined below in Item 10.C “Material Contracts”) and pursuant to underlying terms of the Investor Warrant and Broker Warrant agreements. Such anti-dilution adjustment mechanisms in the Investor Warrants and Broker Warrants have since expired pursuant to the terms of the original Investor Warrant and Broker Warrant agreements.

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

Agreements and Arrangements with, and Compensation of, Directors and Executive Officers

Service and Employment Agreements

Mr. Adam Gridley

Our former CEO and director, Mr. Gridley was appointed as our Chief Executive Officer on August 5, 2019 and resigned in August 2020 with effect as of September 2020. In April 2020, Mr. Gridley was granted options to purchase 31,502 Ordinary Shares (with an exercise price of $1.98 per share) under our 2018 Plan. This grant was ratified by our shareholders on June 25, 2020. Due to the termination of Mr. Gridley’s contract, none of these options were vested and all of them expired. In addition, in April 2020, Mr. Gridley was granted a one-time cash bonus in the amount of $ 110,000 in consideration for his services to the Company as CEO in 2019. The cash bonus was ratified by our shareholders on June 25, 2020.

  Dr. Spiros Jamas

     We entered into an Employment Agreement, effective as of January 2021, with Dr. Spiros Jamas, in connection with his appointment as our Chief Executive Officer and a member of our board of directors. Pursuant to the agreement, Dr. Spiros Jamas  is entitled to an annual base salary of $380,000 and an annual bonus of up to 60% of his base salary (up to $228,000), subject to achieving key performance indicators as determined by the compensation committee and the board of directors, as well as subject to managerial appraisal (up to 20% of the total bonus for such year, or, such other part of the total annual bonus as provided in the Compensation Policy, as amended from time to time), and Dr. Jamas’ continued employment through the payment date. Additionally, Dr. Jamas is eligible to participate in the Company’s standard full-time employment benefits that are offered by the Company from time to time, which currently include medical, short term disability and 401(k) benefits. Mr. Jamas is also generally entitled to reimbursement for travel and other business expenses and other benefits, including, vacation, holidays and sick leave. Subject to applicable law, Dr. Jamas is also covered by our D&O insurance policy.

We have also granted Dr. Jamas options to purchase 1,314,218 Ordinary Shares under the 2018 Plan, effective as of January 2021, at an exercise price of $1.24, with 25% of the options vesting on the first anniversary of his employment commencement date, and the remaining 75% of the options vesting in equal quarterly increments over the following three (3) years, so long as he remains employed on a full time basis on each applicable vesting date (irrespectively if he continues to serve as our director). In the event of a Change in Control (as defined in the 2018 Plan) any outstanding unvested options shall vest and become fully exercisable (as long as Dr. Jamas continues to provide services to the Company at that time).

Dr. Jamas' employment can be terminated by either the Company or Dr. Jamas for any reason (or for no reason), at any time, provided that if the termination is without Cause, thirty (30) days’ prior written notice will be required by either party. The Company may elect to pay the applicable portion of Dr. Jamas’ annual base salary during the notice period in lieu of providing notice. In the event Dr. Jamas’ employment is terminated by the Company without Cause, or if Dr. Jamas resigns for Good Reason, he will be entitled to receive (i) a lump sum severance payment equal to one times his then-effective annual base salary and (ii) an extension of the exercise period with respect to the vested options to purchase ordinary shares as of the date of termination for up to two (2) years post-termination (provided that in no event shall such extension extend beyond 10 years from the applicable grant date). For the definitions of “Cause” and “Resignation for Good Reason,” please see the Proposal under the Company’s Proxy Statement on Form 6-K (File No. 001-38556) filed with the SEC on January 11, 2021.

Dr. Phillip Schwartz

In March 2020, the board of directors determined to amend the terms of compensation of Dr. Schwartz, our President of Research and Development. Under the amended terms, Dr. Schwartz is entitled to an annual base salary of $293,000, effective January 1, 2020. In addition, Dr. Schwartz is entitled to a one-time bonus in the amount of $30,000. The amended compensation terms of Dr. Schwartz were ratified and approved in the Company’s 2020 annual general meeting of shareholders on June 25, 2020.

Dr. Roger J. Garceau

In April 2017, and effective as of December 2016, the Company entered into a Service Agreement with our director, Dr. Roger J. Garceau, pursuant to which Dr. Garceau will be entitled to a monthly fee in the amount of $6,500 per month, and to reimbursements for certain expenses. On January 17, 2019, our board of directors approved an amendment to Dr. Garceau’s  Service Agreement, which provided that the scope of services would be reduced to 20 hours per month and the monthly payment provided to Dr. Garceau was reduced to $4,000, effective as of November 1, 2018. Dr. Garceau was appointed as the Company’s interim CEO on August 9, 2020 and served as such up until January 4, 2021. In such period of time all services rendered to the Company in Dr. Garceau’s previous capacity were suspended and as interim CEO he was granted an updated set of compensation terms (effectively suspending the previous compensation he was entitled to). Under his CEO Services Agreement he was entitled to a monthly salary of $33,000. In addition, he may also be entitled to receive a special one-time bonus in the amount of up to US$ 84,000, subject to the approval of the Company and such other approvals required pursuant to the Companies Law. As of January 4, 2021, Dr. Garceau effectively resumed his previous position as Chief Development Advisor and his compensation was reverted to his previous compensation terms and benefits (as in effect immediately prior to August 9, 2020).

Dr. Arthur Santora

In March 2020, the board of directors approved to grant Dr. Santora 40,000 options to purchase 40,000 Ordinary Shares of the Company, under the Company’s 2018 Plan, with an exercise price of $2.14. The options vest over 4 years from the date of grant. 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date. The options grant was ratified and approved by our shareholders on June 25, 2020.

Dr. Hillel Galitzer

In March 2020, the board of directors determined to amend the terms of compensation of Dr. Galitzer, our Chief Operating Officer. Under the amended terms, Dr. Galitzer is entitled to an annual base salary of $203,987, effective as of January 1, 2020. In addition, Dr. Galitzer is entitled to a one-time bonus in the amount of $50,000. We also granted Dr. Galitzer 175,000 options to purchase 175,000 Ordinary Shares of the Company, under the Company’s 2018 Plan, with an exercise price of $2.14. The options vest over 4 years from the date of grant. 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date.

Ms. Dana Yaacov-Garbeli

In March 2020, the board of directors determined to amend the terms of the consulting agreement with Ms. Yaacov- Garbeli, our Israeli-based CFO. Under the amended terms, Ms. Yaacov-Garbeli is entitled to a monthly fee of $14,000, effective January 1, 2020. We also granted Ms. Yaacov-Garbeli 35,000 options to purchase 35,000 Ordinary Shares of the Company, under the Company’s 2018 Plan, with an exercise price of $2.14. The options vest over 4 years from the date of grant. 25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date. The options grant was ratified and approved by our shareholders on June 25, 2020.

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

Director Designation Rights

Pursuant to the terms of the Investors’ Rights Agreement among us, Centillion and other parties thereto, following the consummation of our initial public offering, for as long as Centillion and its affiliates hold an aggregate of at least 10% of our issued and outstanding Ordinary Shares, we will nominate, if so requested by Centillion and as permitted by applicable law, a designee of Centillion for election by our shareholders as a member of our board of directors and will recommend that our shareholders vote in favor of such election. As of December 31, 2020, Centillion hold approximately 5.37% of our issued and outstanding Ordinary Shares.

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

8.B.          Significant changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2020.

ITEM 9.          THE OFFER AND LISTING

 9.A.4          Offer and Listing Details

Our Ordinary Shares and IPO Warrants have been listed on Nasdaq since June 28, 2018. Prior to this, no public market existed for our Ordinary Shares or IPO Warrants.

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

Series B Warrants

As of December 31, 2020, we had 68,380 outstanding warrants, or Series B Warrants, to purchase 68,380 Ordinary Shares, at an exercise price of $6.99 per Ordinary Share.

The following is a summary of certain material terms and provisions of the Series B Warrants, which following the completion of our initial public offering became warrants to purchase Ordinary Shares.

Exercisability.   The Series B Warrants are exercisable on or before the earlier of: (i) expiration of five years from the date of the Series B Warrants, specifically, 59,800 Series B Warrants are exercisable until October 25, 2022, and 8,580 Series B Warrants are exercisable until December 18, 2022 or (ii) the occurrence of a liquidation, bankruptcy, reorganization, dissolution or winding up of the Company, whether voluntary or involuntary.

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

Underwriter Warrants

As of December 31, 2020, we had 70,000 outstanding warrants, or Underwriter Warrants, granted to our initial public offering underwriters, to purchase 70,000 Ordinary Shares, at an exercise price of $8.80 per Ordinary Share.

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

Investor Warrants

As of December 31, 2020, we had 3,023,872 warrants, or Series Investor Warrants, outstanding to purchase 3,023,872 of our Ordinary Shares, at an exercise price of $1.05.

The following summary is of certain material terms and provisions of our Series Investor Warrants to purchase Ordinary Shares. The summary is not complete and is subject to, and qualified in its entirety by the provisions of, the form of Series Investor Warrants, which is filed as an exhibit to this Annual Report.

Exercisability.   The Series Investor Warrants are exercisable immediately from issuance, and at any time up to the date that is three years after our Private Placement, specifically, December 11, 2022 and December 18, 2022. The Series Investor Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the applicable number of our Ordinary Shares.

Applicable Shares.   The class of shares that can be acquired upon exercise of the warrants will be our Ordinary Shares, and upon any conversion, exchange, reclassification or change, any security into which our Ordinary Shares may be converted, exchanged, reclassified or otherwise changed.

Exercise Price.   $1.05 per share.

Transferability.   Absent an effective registration statement filed with the SEC covering the disposition or sale of the Investor Warrants or the shares issued or issuable upon exercise of the Investor Warrants, and registration or qualification under applicable state securities laws, the holder cannot transfer any or all of the Investor Warrants or the applicable shares unless such transfer is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

Rights as a Shareholder.   Except as otherwise provided in the Series Investor Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Series Investor Warrant does not have the rights or privileges of a holder of Ordinary Shares, including any voting rights, until the holder exercises the Series Investor Warrants.

 Broker Warrants

As of December 31, 2020, we had 184,515 warrants, or Broker-A Warrants, outstanding to purchase 184,515 of our Ordinary Shares, at an exercise price of $1.05, and we had 92,258 warrants, or Broker-B Warrants, outstanding to purchase 92,258 of our Ordinary Shares, at an exercise price of $1.05 (the “Broker Warrants”).

The following summary is of certain material terms and provisions of our Broker warrants to purchase Ordinary Shares. The summary is not complete and is subject to, and qualified in its entirety by the provisions of, the form of Broker-A Warrants and Broker B Warrants, each of which is filed as an exhibit to this Annual Report.

Exercisability.   The Broker- Warrants are exercisable immediately from issuance, and at any time up to the date that is three years after our Private Placement, specifically, December 11, 2022. The Broker Warrants will each be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the applicable number of our Ordinary Shares.

Applicable Shares.   The class of shares that can be acquired upon exercise of the warrants will be our Ordinary Shares, and upon any conversion, exchange, reclassification or change, any security into which our Ordinary Shares may be converted, exchanged, reclassified or otherwise changed.

Exercise Price.   $1.05 per share.

Transferability.   Absent an effective registration statement filed with the SEC covering the disposition or sale of the Broker- Warrants or the shares issued or issuable upon exercise of either of the Broker Warrants, and registration or qualification under applicable state securities laws, the holder cannot transfer any or all of the Broker Warrants or the applicable shares unless such transfer is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

Rights as a Shareholder.   Except as otherwise provided in the Broker Warrants or by virtue of such holder’s ownership of our Ordinary Shares, the holder of a Broker Warrant does not have the rights or privileges of a holder of Ordinary Shares, including any voting rights, until the holder exercises such Broker-A Warrant or Broker-B Warrant.

10.B.          Memorandum and Articles of Association

     We incorporate by reference into this Annual Report on Form 20-F the description of our Articles effective upon the closing of our initial public offering contained in our F-1 Registration Statement (File No. 333-221472) under “Description of Share Capital” originally filed with the SEC on June 27, 2018. Such description sets forth a summary of certain provisions of our Articles, and certain descriptions of applicable Israeli law, each as currently in effect, except that on October 3, 2019, our shareholders approved an amendment to our Articles to increase the maximum number of our directors to ten.

10.C.          Material Contracts

Other than the Amgen Agreement, described above in “Item 5.A. Results of Operations—Patent Transfer, Licensing Agreements and Grant Funding—Amgen Research Collaboration and License Agreement” and except for the Private Placement described above, we are currently in the development stage and therefore we have not entered into any agreements, other than in the ordinary course of our business, that we deem material in the reporting period.

In July 2020, we entered into an equity distribution agreement with Canaccord Genuity LLC, as sales agent, to implement an ATM program under which we, from time to time, may offer and sell our Ordinary Shares, having an aggregate offering price of up to $13.9 million (the “ATM Program”). The sales agent was entitled to a fixed commission of 3% of the aggregate gross proceeds as well as and reimbursement of expenses. For the year ended December 31, 2020, we sold an aggregate of 2,802,731 Ordinary Shares under the ATM, the proceeds of which amounted to $3.5 million, net of issuance costs. From December 2021 to March 16, 2021, we sold an additional 2,546,265 Ordinary Shares under the ATM, the proceeds of which amounted to $9.8 million, net of issuance costs.

From December 2019 to February 2020, we entered into the Private Placement (as defined above) with the Investors (as defined above) for aggregate gross proceeds of $14.3 million from the sale of an aggregate 6,047,706 Ordinary Shares, at a price of $2.37 per share. In addition, we granted the Investors and certain finders an aggregate of 3,300,646 three-year warrants to purchase up to an additional 3,300,646 Ordinary Shares at an exercise price in the range of $2.37 and $2.96 per share. For further information, see “Item 7.B. Related Party Transactions—Private Placement.”

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

Each Investor Warrant represents the right to purchase one Ordinary Share. As of December 31, 2020, 3,023,872 Investor Warrants are outstanding and represent the right to purchase an aggregate of up to 3,023,872 Ordinary Shares. The exercise price of each 2019 Investor Warrant was adjusted in light of the Ordinary Shares offered and sold under the Company’s ATM and is now $1.05 per Ordinary Share. The Investor Warrants may be exercised for a period of three years from issuance. The Investor Warrant may be exercised on a cashless basis.

Prior to the exercise of the Investor Warrants and for the duration of their term, the number of Ordinary Shares issuable upon their exercise and the exercise price are subject to customary adjustments, including in the events of reorganizations or reclassifications of the Company’s capital stock, upon payment of dividends or distributions to the Company’s shareholders.

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

Moreover, an additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020, amount is linked to the annual change in the Israeli consumer price index).

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

As we have not yet generated taxable income, there is no assurance that we qualify as a “preferred technology enterprise” or “special preferred technology enterprise” or that the benefits described above will be available to us in the future.

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

An additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020, the amount is linked to the annual change in the Israeli consumer price index).

Israeli companies are subject to the corporate tax rate on real capital gains derived from the sale of securities at the rate of 23%. Individual holders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income: up to 47% for individuals, plus an additional tax of 3%, which is imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020, the amount is linked to the annual change in the Israeli consumer price index).

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

Withholding and Reporting

Either the purchaser, the Israeli stockbrokers or financial institutions through which the Ordinary Shares and IPO Warrants are held is obliged to withhold tax on the amount of consideration paid upon the sale of such securities (or on the capital gain realized on the sale, if known) at the Israeli corporate income tax rate for Israeli companies (currently 23%). In case the seller is an individual, the applicable withholding tax rate would be 25% of the amount of the capital gain realized on the sale.

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

Moreover, an additional tax of 3% will be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 651,600 for 2020, amount is linked to the annual change in the Israeli consumer price index).

Payers of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions or reduced tax rates to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company.

Non-Israeli Residents

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on Ordinary Shares at the rate of 25%, or 30% for a holder that is considered a Significant Shareholder at the time of distribution or any time during the 12-month period preceding such distribution, or 20% if the dividend is distributed from income attributable to a “preferred enterprise,” “preferred technology enterprise” or “special preferred technology enterprise,” which tax is to be withheld at source, unless a different rate is provided in a treaty between Israel and the holder’s country of residence. If the dividends paid out of Preferred Enterprise Technology Income are distributed to a foreign company and other conditions are met, the withholding tax rate may be 4%. Eligibility to benefit from tax treaties is conditioned upon the holder presenting a withholding certificate issued by the Israel Tax Authority prior to the applicable payment.

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

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of Ordinary Shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% for distribution of income that is not attributable to a “preferred enterprise,” “preferred technology enterprise” or “special preferred technology enterprise” or 15% that is so attributable, if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the tax year in which the dividend is distributed as well as during the whole of its prior tax year, provided that not more than 25% of the gross income for such preceding year consists of certain types of interest or dividends and a certificate for a reduced withholding tax rate is obtained in advance from the Israel Tax Authority.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our Ordinary Shares or IPO Warrants, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own the Ordinary Shares or IPO Warrants. This discussion applies only to a U.S. Holder that holds our Ordinary Shares or IPO Warrants as capital assets for U.S. federal income tax purposes. This discussion does not address tax consequences of a fundamental transaction (as defined under the terms of the IPO Warrants) to U.S. Holders of IPO Warrants. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, commonly known as the Medicare tax, the application of any special tax accounting rules under Section 451 of the Code and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Taxation of Distributions on Ordinary Shares

We currently do not expect to make distributions on our Ordinary Shares. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any distributions paid on our Ordinary Shares (other than certain pro-rata distributions of Ordinary Shares) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at the favorable tax rates applicable to “qualified dividend income,” provided that we are not a PFIC in our taxable year of the distribution or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates on dividends in their particular circumstances. Dividends will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code and will generally be included in a U.S. Holder’s income on the date of receipt.

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

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of our Ordinary Shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Ordinary Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Ordinary Shares disposed of and the amount realized on the disposition. See “—Sale or Other Taxable Disposition, Exercise or Expiration of IPO Warrants” below for a discussion regarding a U.S. Holder’s tax basis and holding period for Ordinary Shares acquired pursuant to an exercise of IPO Warrants. This gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

In general, a U.S. Holder will not be required to recognize income, gain or loss upon the exercise of a Warrant by payment of the exercise price in cash. A U.S. Holder’s tax basis in Ordinary Shares received upon exercise of IPO Warrants will be equal to the sum of (1) the U.S. Holder’s tax basis in the Warrant and (2) the exercise price of the Warrant. It is not entirely clear if a U.S. Holder’s holding period in the Ordinary Shares received upon exercise will commence on the day the IPO Warrants are exercised or the day after.

Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis, we believe that it is reasonable to take the position that such exercise will not be taxable (except with respect to cash received in lieu of a fractional Ordinary Share), either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, subject to the discussion below under “—Passive Foreign Investment Company Rules,” the holding period of the Ordinary Shares should commence on the day the IPO Warrants are exercised (or possibly the day after). In the latter case, the holding period of the Ordinary Shares would include the holding period of the exercised IPO Warrants. In either case, the U.S. Holder’s tax basis in the Ordinary Shares (including any fractional Ordinary Share) received generally would equal the U.S. Holder’s tax basis in the IPO Warrants. However, such position regarding the treatment of a cashless exercise is not binding on the Internal Revenue Service, or the IRS, and the IRS may treat a cashless exercise of a Warrant as a taxable exchange. U.S. Holders are urged to consult their tax advisers as to the consequences of an exercise of a Warrant on a cashless basis. The receipt of cash in lieu of a fractional Ordinary Share should result in a capital gain or loss equal to the difference between the cash received and the U.S. Holder’s tax basis in the Ordinary Shares allocable to the fractional share.

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

Taxation of Distributions on IPO Warrants

We do not currently expect to make distributions on our Ordinary Shares. However, if we make any distributions on our Ordinary Shares (including cash distributions), we will be required to make distributions to holders of IPO Warrants. The gross amount of any such distributions to U.S. Holders of IPO Warrants (including any amounts withheld in respect of Israeli taxes) will be treated as ordinary income for U.S. federal income tax purposes. U.S. Holders should expect that any such distributions will not qualify for the preferential tax rates applicable to qualified dividend income of non-corporate shareholders. In addition, if we are a PFIC for any taxable year, under proposed Treasury regulations that have a retroactive effective date, such distributions could be subject to the adverse PFIC rules described in “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisers concerning the U.S. federal income tax treatment of distributions on IPO Warrants, including the credibility of any Israeli taxes withheld on such distributions.

Passive Foreign Investment Company Rules

There is a risk that we may be treated as a PFIC for any taxable year. Although the application of the PFIC rules to a company like us is subject to uncertainties in some respects, based on our market capitalization value and our income (including governmental grants) for 2020, we believe that it is reasonable to take the position that we were not a PFIC for 2020, but there can be no assurance that the Internal Revenue Service will agree or that a court will uphold this position. For the reasons described below, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average  value of its assets consists of assets (generally determined on a quarterly basis) that produce, or are held for the production of, passive income, or the assets test. Generally, passive income includes interest, dividends, rents, royalties and certain gains, and cash is generally a passive asset for PFIC purposes.

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

If we were a PFIC for any taxable year during which a U.S. Holder held our Ordinary Shares (and, under proposed Treasury regulations that have a retroactive effective date, IPO Warrants), an adverse tax regime would apply to the U.S. Holder’s investment in our Ordinary Shares (or IPO Warrants). Generally, gain recognized upon a taxable disposition (including, under certain circumstances, a pledge) of Ordinary Shares (or, under the proposed Treasury regulations, IPO Warrants) by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Ordinary Shares (or IPO Warrants). The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on Ordinary Shares (or, under the proposed Treasury regulations, IPO Warrants) exceeded 125% of the average of the annual distributions received on such Ordinary Shares (or IPO Warrants) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. Under proposed Treasury regulations, if we were a PFIC during any taxable year during which a U.S. Holder held our IPO Warrants, the holding period for the Ordinary Shares received upon exercise of such IPO Warrants would include the holding period of the IPO Warrants.

If we were a PFIC for any year during which a U.S. Holder owns Ordinary Shares (or, under the proposed Treasury regulations that have a retroactive effective date, IPO Warrants), we generally would continue to be treated as a PFIC with respect to such U.S. Holder’s Ordinary Shares (or IPO Warrants) unless (a) we ceased to be a PFIC and (b) the U.S. Holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described above, without the receipt of any corresponding cash.

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

If we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we pay a dividend or the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders of our Ordinary Shares would not apply. In addition, if we were a PFIC for any taxable year during which a U.S. Holder owns Ordinary Shares (or, under the proposed Treasury regulations, IPO Warrants), the U.S. Holder would be required to file annual reports with the IRS, subject to certain exceptions.

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

10.F.          Dividends and Paying Agents

Not applicable.

10.G.          Statement by Experts

Not applicable.

10.H.          Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov. The company’s website is www.enterbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

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

Foreign Currency Exchange Risk

Our functional currency and reporting currency is the U.S. dollar. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for 32%, 31% and 28% of our expenses in the years ended December 31, 2020, 2019 and 2018 , respectively, our revenues were generated under agreement denominated in U.S. dollars and our proceeds from our public offerings, share issuance and convertible loan agreements, which are the main source of our financing, are denominated in U.S. dollars. Fluctuations in the NIS to U.S. dollar exchange rate may affect our results because some of our assets and liabilities are linked to the NIS and a portion of our operating expenses are denominated in NIS. In the future, we also may be exposed to additional currency fluctuations against the U.S. dollar. See “Item 3.D.—Risk Factors—Our business is subject to currency exchange risk and fluctuations between the U.S. dollar and other currencies may negatively affect our earnings and results of operations.”

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of our expenses or payables that are payable in NIS, unless those expenses or payables are linked to the U.S. dollar. Conversely, any appreciation of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of our unlinked NIS expenses, which would have a negative impact on our profit margins. In 2020, the value of the NIS appreciated against the U.S. dollar by 6.97%, which appreciation was partially offset by inflation in Israel of 0.7%. In 2019, the value of the NIS appreciated against the U.S. dollar by 7.79%, which appreciation was partially offset by inflation in Israel of approximately 0.3%.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such assessment, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman (a member firm of PricewaterhouseCoopers International Limited, or PwC), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2020.

The following table provides information regarding fees paid by us to PwC for all services, for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Audit fees (1)	$145,000	$106,813
Tax fees(2)	17,000	4,500
Other services	-	-
Total fees	$162,000	$111,313
______________________________
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

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated statements of financial position	F-3
Consolidated statements of comprehensive loss	F-4
Consolidated statements of changes in shareholders' equity (capital deficiency)	F-5 - F-6
Consolidated statements of cash flows	F-7 - F-8
Notes to the consolidated financial statements	F-9 - F-40

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1*	Amended and Restated Articles of Association of Entera Bio Ltd.
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

4.25	Form of Regulation D Private Placement Subscription Agreement
4.26	Subscription Agreement, dated December 13, 2019, between the Registrant and D.N.A Biomedical Solutions Ltd.
4.27	Form of Investor Warrant used by the Registrant pursuant to its 2019 Private Placement
4.28	Registration Rights Agreement, dated December 10, 2019, between the Registrant and the other parties thereto
4.29
Equity Distribution Agreement, dated as of July 13, 2020 between Entera Bio Ltd. and Canaccord Genuity LLC (incorporated herein by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (File No. 333-239843) filed with the SEC on July 13, 2020)

4.30*	Employment Agreement, dated as of January 4, 2021 between Entera Bio Ltd. and its Chief Executive Officer and director, Dr. Spiros Jamas
8.1*	List of subsidiaries
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountants, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.
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

ENTERA BIO LTD.

By:	/s/ Dr. Spiros Jamas
Dr. Spiros Jamas
Title: Chief Executive Officer
Date: March 18, 2020

ENTERA BIO LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

ENTERA BIO LTD.
 CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Entera Bio Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Entera Bio Ltd. and its subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
March 18, 2021

We have served as the Company's auditor since 2010.

Kesselman & Kesselman, 146 Derech Menachem Begin, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2020	2019
	Note	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		8,593	15,185
Accounts receivable	12	255	278
Other current assets	13a	261	173
TOTAL CURRENT ASSETS		9,109	15,636
NON-CURRENT ASSETS:
Property and equipment		192	202
Right of use assets	9	356	260
Intangible assets	5	605	605
TOTAL NON-CURRENT ASSETS		1,153	1,067
TOTAL ASSETS		10,262	16,703
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable:
Trade		164	334
Other	13b	1,330	1,370
Current maturities of lease liabilities	9	189	177
Warrants to purchase ordinary shares	10	1,432	2,444
Contract liabilities	12	158	267
TOTAL CURRENT LIABILITIES		3,273	4,592
NON-CURRENT LIABILITIES:
Lease liabilities	9	243	122
Severance pay obligations, net		81	70
TOTAL NON-CURRENT LIABILITIES		324	192
TOTAL LIABILITIES		3,597	4,784
COMMITMENTS AND CONTINGENCIES	8
SHAREHOLDERS' EQUITY:	10
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of December 31, 2020 and December 31, 2019, 140,010,000 shares; issued and outstanding: as of December 31, 2020, and December 31, 2019
21,057,922 and 17,864,684 shares, respectively		*	*
Accumulated other comprehensive income		41	41
Other reserves		8,924	11,398
Additional paid in capital		70,595	63,392
Accumulated deficit		(72,895)	(62,912)
TOTAL SHAREHOLDERS' EQUITY		6,665	11,919
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		10,262	16,703

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
		2020	2019	2018
	Note	U.S. dollars in thousands
REVENUE	12	365	236	500
COST OF REVENUE		209	210	-
RESEARCH AND DEVELOPMENT EXPENSES, NET		6,398	7,199	8,518
GENERAL AND ADMINISTRATIVE EXPENSES		4,891	4,281	2,843
OPERATING LOSS		11,133	11,454	10,861
FINANCIAL INCOME:	6,7,10
Income from change in fair value of financial
liabilities at fair value through profit or
loss, net		(1,237)	(743)	(523)
Other financial expenses (income), net		67	84	(34)
FINANCIAL INCOME, NET		(1,170)	(659)	(557)
LOSS BEFORE TAXES		9,963	10,795	10,304
TAXES ON INCOME		20	-	-
NET COMPREHENSIVE LOSS FOR THE
YEAR		9,983	10,795	10,304

		U.S. dollars
		(except for share numbers)
LOSS PER ORDINARY SHARE:	14
Basic		0.54	0.89	1.30
Diluted		0.55	0.89	1.31
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
Basic		18,417,093	12,146,729	7,955,447
Diluted		18,563,675	12,146,729	7,983,402

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

	Number of ordinary shares	Ordinary Shares- Amount	Accumulated other comprehensive income	Other reserves	Additional paid in capital	Accumulated deficit	Total
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2018	4,490,720	*	41	7,361	2,853	(41,813)	(31,558)
CHANGES DURING THE YEAR
ENDED DECEMBER 31, 2018:
Loss for the year	-	-	-	-	-	(10,304)	(10,304)
Share-based compensation	-	-	-	1,233	-	-	1,233
Issuance of shares and warrants, net	1,410,000	*	-	427	8,011	-	8,438
Conversion of Preferred shares into Ordinary shares	4,905,420	*	-	-	32,621	-	32,621
Conversion of convertible loan into Ordinary shares	622,180	*	-	-	4,138	-	4,138
Classification of Warrants to purchase preferred shares and shares into Warrants to purchase ordinary shares	-	-	-	5,548	-	-	5,548
Reclassification due to share-based compensation expired	-	-	-	(1,195)	1,195	-	-
Exercise of options to ordinary shares	31,460	*	-	(304)	304	-	-
Reclassification of capital contribution from controlling shareholder	-	-	-	(51)	51	-	-
BALANCE AT DECEMBER 31, 2018	11,459,780	*	41	13,019	49,173	(52,117)	10,116

* Represents an amount of less than one thousand.

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

	Number of ordinary shares	Ordinary Shares- Amount	Accumulated other comprehensive income	Other reserves	Additional paid in capital	Accumulated deficit	Total
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2019	11,459,780	*	41	13,019	49,173	(52,117)	10,116
CHANGES DURING THE YEAR
ENDED DECEMBER 31, 2019:
Net loss for the year						(10,795)	(10,795)
Exercise of options to ordinary shares	662,251	*	-	(586)	724	-	138
Issuance of shares due to exercise of right
to purchase ordinary shares	32,500	*	-	(99)	199	-	100
Issuance of shares and warrant due to a private placement, net of issuance costs	5,710,153	*		205	10,672		10,877
Reclassification due to share-based							-
compensation and warrants expired	-	-	-	(2,624)	2,624	-
Share-based compensation	-	-	-	1,483	-	-	1,483
BALANCE AT DECEMBER 31, 2019
	17,864,684	*	41	11,398	63,392	62,912	11,919

BALANCE AT JANUARY 1, 2020	17,864,684	*	41	11,398	63,392	(62,912)	11,919
CHANGES DURING THE YEAR
ENDED DECEMBER 31, 2020:
Net loss for the year			-	-	-	(9,983)	(9,983)
Exercise of options to ordinary shares	31,954	*	-	(35)	103	-	68
Issuance of shares and warrant due to a private placement, net of issuance costs	337,553	*	-	-	573	-	573
Issuance of shares due to the ATM program, net of issuance costs	2,802,731	*	-	-	3,187	-	3,187
Expiration of options and warrants				(3,300)	3,300		-
Vested restricted share units	21,000	*	-	(40)	40	-	-
Share-based compensation	-	-	-	901	-	-	901
BALANCE AT DECEMBER 31, 2020
	21,057,922	*	41	8,924	70,595	(72,895)	6,665

* Represents an amount of less than one thousand.

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the year	(9,983)	(10,795)	(10,304)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	(440)	1,876	508
Net cash used in operating activities	(10,423)	(8,919)	(9,796)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Restricted deposits	(33)	(14)	-
Short-term bank deposits	-	4,000	(4,000)
Purchase of property and equipment	(53)	(40)	(68)
Net cash provided by (used in) investing activities	(86)	3,946	(4,068)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Principle element of lease payments	(136)	(114)	-
Issuance of ordinary shares and warrants, net of issuance costs	798	12,528	9,624
Issuance of shares due to the ATM program, net of issuance costs	3,187	-	-
Proceeds from exercise of warrants	-	100	-
Proceeds from exercise of options	68	138	-
Net cash provided by financing activities	3,917	12,652	9,624

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,592)	7,679	(4,240)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	15,185	7,506	11,746
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	8,593	15,185	7,506

ENTERA BIO LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	225	238	54
Change in fair value of financial liabilities at fair value through profit or loss	(1,237)	(743)	(523)
Issuance costs	-	164	270
Financial expenses, net	55	10	21
Net changes in severance pay obligation	11	5	(5)
Share-based compensation	901	1,483	1,233
	(45)	1,157	1,050
Changes in working capital:
Decrease (increase) in accounts receivable	23	447	(725)
Decrease (increase) in other current assets	(55)	61	451
Increase (decrease) in accounts payable:
Trade	(170)	(139)	(123)
Other	(40)	280	(334)
Increase (decrease) in contract liabilities	(109)	42	225
	(351)	691	(506)

Cash used for operating activities:
Interest received	-	83	-
Interest paid	(44)	(55)	(36)
	(440)	1,876	508
APPENDIX B:
Supplementary information on investing and financing activities not involving cash flows:
Conversion of preferred shares into ordinary shares	-	-	32,621
Conversion of convertible loan into ordinary shares	-	-	4,138
Right of use assets obtained in exchange for new operating lease liabilities	258	224	-
Vested restricted shares units	*	-	-

The accompanying notes are an integral part of the consolidated financial statements

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a.	General:

1.
Entera Bio Ltd. (collectively with its subsidiary, the "Company") was incorporated on September 30, 2009 and commenced operation on June 1, 2010. On January 8, 2018 the Company incorporated Entera Bio Inc., a fully owned subsidiary incorporated in Delaware USA. The Company is a leader in the development and commercialization of orally delivered large molecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism, are based on its proprietary technology platform and are both in Phase 2 clinical development. The Company also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has completed one such collaboration with Amgen Inc.

2.
The Company's securities have been listed for trading on the Nasdaq Capital Market since the Company’s initial public offering in July 2018, where a total of 1,400,000 new ordinary shares were issued in consideration of net proceeds of $9.6 million, after deducting offering expenses (see note 10b).

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

The Company granted Amgen an exclusive, worldwide, sublicensable license under certain of its intellectual property relating to its drug delivery technology to develop, manufacture and commercialize the applicable products. The Company will retain all intellectual property rights to its drug delivery technology, and Amgen will retain all rights to its large molecules and any subsequent improvements, and ownership of certain intellectual property developed through the performance of the collaboration is to be determined by U.S. patent law. See additional information in note 12.

b.
Since the Company is engaged in research and development activities, it has not derived significant income from its activities and has incurred accumulated losses in the amount of $72.9 million through December 31, 2020 and negative cash flows from operating activities. The Company's management is of the opinion that its available funds as of December 31, 2020 will allow the Company to operate under its current plans into the second quarter of 2022. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

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

c.
COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. Starting in March 2020, this virus began to spread globally, including to the United States and Israel and continues to spread globally. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a pandemic. The COVID-19 outbreak continues to rapidly evolve.

In March 2020, the Government of Israel, where the Company operates its research and development activities and clinical trials, imposed a mandatory quarantine of all foreign visitors and, in addition, announced that non-Israeli residents or citizens traveling from certain countries may be denied entry into Israel. Israel has further issued regulations imposing partial home confinement and other movement restrictions, reducing staffing of non-essential businesses, restricting public transportation and other public activities. The Company continues to monitor its operations and government regulations, guidelines and recommendations and may temporarily close its office space to protect its employees. In addition, hospitals may reduce staffing and have begun to reduce or postpone certain treatments in response to the spread of an infectious disease, including its clinical trials. Disruptions to the supply chain may prevent the Company from receiving necessary materials from manufacturers for the Company's research and may also delay third-party laboratories with which the Company works from performing research tasks.

Israeli authorities have begun repurposing certain medical institutions to function as centers for COVID-19 treatment, including two centers where the Company conduct trials. These disruptions may prevent or delay the completion of research and development activities and the clinical trials on the expected timelines. In addition, interruption or delays in the operations of the FDA and foreign regulatory authorities may impact review and approval timelines.

The extent to which the coronavirus impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and geographic reach of the coronavirus and the effectiveness of actions to contain the coronavirus or treat its impact, among others.

d.	Approval of financial statements These financial statements were approved by the Company's Board of Directors on March 17, 2021.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation of the financial statements:

The consolidated statements of financial position of the Company as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in shareholders' equity (capital deficiency) and consolidated statement of cash flows for each of the three years ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards, ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

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

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The U.S. dollar is the currency of the primary economic environment in which the operations of the Company is conducted. The consolidated financial statements are presented in U.S. dollars.

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

2)	The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Years
Compute equipment	3-5
Office furniture	5
Lab equipment	7-10
Leasehold improvements*	3-5

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

As of December 31, 2020, the Company has not capitalized development costs.

2)	In process research and development (IPR&D) IPR&D acquired is presented based on the fair value at the date of the acquisition and tested annually for impairment.

i.	Impairment of non-financial assets

Intangible assets that are not subject to amortization are tested annually for impairment. Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset's fair value less costs to dispose and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

For the years ended December 31, 2020 and 2019, no impairment has been recognized.

j.	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

Commencing January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the same amount as of the date in which the leased asset is available for use by the Company. Each payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

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
See also note 9.

k.
Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments. The Company operates in one operating segment.

l.	Financial instruments Accounts receivables are classified at amortized cost. This category is subject to an impairment test under the expected credit losses model in accordance with IFRS 9.

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

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

p.
Share-based payments

In 2018 and 2013, the Company adopted share-based compensation plans for employees, directors and service providers. As part of the plans, the Company grants employees, directors and service providers, from time to time and at its discretion, options to purchase Company's ordinary shares. The fair value of the employees', directors' and service providers' services received in exchange for the grant of the options is recognized as an expense in the statement of comprehensive loss. The total amount recognized as an expense over the vesting period of the options was determined by reference to the fair value of the options granted at the date of grant. The option's grants for service providers measured at fair value according the services that will be provide.

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

q.
Revenue recognition:

The Company recognized revenue from the Amgen Agreement which was signed in December 2018 according to IFRS 15, "Revenues from Contracts with Customers”. Prior to the signing of the Amgen Agreement in 2018, the Company did not have revenue transactions.

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

On December 10, 2018, the Company entered into the Amgen Agreement in inflammatory disease and other serious illnesses. As part of the agreement, the Company received non-refundable and non-creditable initial access payment of $725 thousand from Amgen in January 2019. The Company identified two promises in the agreement: a license to use the Company's proprietary drug delivery platform and pre-clinical research and development services (“pre-clinical R&D services”). The preclinical R&D services include discovery, research and design preclinical activities relating to the programs selected by Amgen.

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

Under IFRS 15, the consideration that the Company would be entitled to upon the achievement of contractual milestones, which are contingent upon the occurrence of future events of development and commercial progress, are a form of variable consideration. When assessing the portion, if any, of such milestone-related consideration to be included in the transaction price, the Company first assesses the most likely outcome for each milestone and excludes the consideration related to milestones of which the occurrence is not considered the most likely outcome. The Company then evaluates if any of the variable consideration determined in the first step is constrained. Variable consideration is included in the transaction price if, in the Company’s judgment, it is highly probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available. The Company did not recognize any revenues from any potential milestone payments.

An entity should recognize revenue for a sales-based or usage-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a)	The subsequent sale or usage occurs; and
b)	The performance obligation to which some or all of the sales based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

As royalties are payable based on future commercial sales, as defined in the agreement, which did not occur as of the date of the financial statements, the Company did not recognize any revenues from royalties. See additional information in note 12.

r.
Government grants

Government grants, which are received from Israel Innovation Authority (the "IIA") by way of participation in research and development that is conducted by the Company, fall within the scope of "forgivable loans", as set forth in IAS 20 "The Accounting Treatment of Government Grants and Disclosure in respect of Government Assistance". Since at the time of the receipt of the grants there is no reasonable assurance that the grants that have been received will be repaid, at the time of their receipt they are offset against the related research and development expenses in the statement of comprehensive loss.  To the extent that it is considered "more likely than not" that the grants will be repaid in the future, the Company would record a financial liability. Other government grants which are not subject to royalties are offset against related research and development expenses in the statements of comprehensive loss.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

s.
Loss per ordinary share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares issued and outstanding during the year. In computing diluted loss per share, the basic loss per share is adjusted to take into account the potential dilution that could occur upon the conversion of any dilutive financial instruments by subtracting from net loss the fair value changes of such financial instruments, and by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all such dilutive potential shares. As of December 31, 2020, and 2019, the Company’s dilutive potential shares consisted of options and warrants. Prior to the Company’s IPO, the dilutive potential shares consisted of shares issuable upon conversion of convertible loan and preferred shares, warrants and options. Potential shares are only dilutive if their conversion would increase the loss per share. If the loss per share would decrease, the shares are anti-dilutive and are excluded from the diluted loss per share calculation.

t.
Recently Issued Accounting Pronouncements

In September 2019, the IASB has issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures that provide certain reliefs in connection with interest rate benchmark reform. The reliefs relate to hedge accounting and have the effect that InterBank Offered Rate (IBOR) reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Given the pervasive nature of hedges involving IBOR-based contracts, the reliefs will affect companies in all industries.

These amendments should be applied for annual periods beginning on or after January 1, 2020. Since the Company does not have financial instruments designated under hedge accounting, the amendments will not have an impact on its consolidated financial statements.

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

Fair value of financial liabilities at fair value through profit or loss

To determine the fair value of Company’s financial instruments classified as financial liabilities, the Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period or measurement date as well as using management judgment. In addition, these liabilities are based on estimates that are subject to change based on the facts and circumstances at the times the estimates are made. See note 4.

Revenue recognition

With respect to the Amgen Agreement the Company used its judgement to identify the Company's promises in the agreement and whether the promises are distinct performance obligation. In addition, the Company used its judgement to determine the allocation of the transaction price between its identified distinct performance obligations. The Company also used its significant judgment in order to determine the R&D services period. See note 12.

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

The Company is in a research stage and has not yet generated significant revenues from its activity. It is therefore exposed to liquidity risk, taking into consideration the forecasts of cash flows required to finance its operations and other activities.

4)
Market risk-Foreign exchange risk

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

As of December 31, 2020, and 2019, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximates their carrying value.

d.	Classification of financial instruments by groups:

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands

As of December 31, 2020:
Trade and other payable	-	1,494	1,494
Warrants to purchase ordinary shares (Level 1) (1)	239	-	239
Warrants to purchase ordinary shares (Level 3) (2)	1,193	-	1,193
Lease liabilities		432	432
	1,432	1,926	3,358

As of December 31, 2019:
Trade and other payable	-	1,704	1,704
Warrants to purchase ordinary shares (Level 1) (1)	266	-	266
Warrants to purchase ordinary shares (Level 3) (2)	2,178	-	2,178
Lease liabilities	-	299	299
	2,444	2,003	4,447

(1) Tradable warrants presented above are valuated based on the market price (a Level 1 valuation).
(2) Warrants to purchase ordinary shares issued in December 2019 and February 2020 are valuated based on the Monte-Carlo pricing model (a Level 3 valuation).

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS (continued):

The main assumptions used are as follows:

	December 31	December 31
	2020	2019
Price per share	$1.08	$1.84-$2.07
Volatility	66%	62%-63%
Expected term	2	3
Risk free interest rate	0.1%-0.13%	1.63%-1.71%
Expected dividend	0%	0%

NOTE 5 - INTANGIBLE ASSETS:

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

b.
The Company tests intangible assets for impairment at least once a year at December 31 by calculating the recoverable amount of the cash generating unit to which the intangible asset belongs, which is the Company as a whole. The recoverable amount is calculated based on a fair value less cost to sell.  For the purpose of calculating fair value of the Company's equity as of December 31, 2020 and December 31, 2019, the Company applied the market approach and calculated its enterprise value based on the quoted price per share.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - CONVERTIBLE LOANS:

As of December 31, 2020, and 2019, there were no convertible loans outstanding. The convertible loans as described below were eventually converted into ordinary shares of the Company upon the closing of the Company’s initial public offering in July 2018.

During 2012 through 2016, the Company entered into several convertible loan agreements with certain lenders for the aggregate amount of $12.4 million. Each of the loans bears interest at a rate between 0.6% to 5% per year, which is to be repaid as described in each agreement. The lenders had the right to convert the loan into the Company's ordinary shares upon a specific transaction (Such as, an IPO) as detailed in each loan agreement, as follows:

1.
2012 Convertible Loan in an aggregate amount of $4.1 million. Following the Closing of the IPO (see note 10b below), the Company’s outstanding 2012 Convertible loans in the amount of $4.1 million were automatically converted into 622,180 Ordinary Shares of the Company.

2.
2015 Convertible Loan in an aggregate amount of $2.0 million, of which $1.1 million repaid in 2017 (as exchange to 2016 convertible loan) and the remaining $0.9 million have been repaid in 2017 as well. In connection with the 2015 Convertible Loan, the Company issued to the lenders warrants to purchase additional shares equal to 40% of the shares issued upon conversion of the loan.

3.
2016 Convertible Loan in an aggregate amount of approximately $7.4 million. In connection with the 2016 Convertible Loan, the Company issued to the lenders warrants to purchase additional shares equal to 40% of the shares issued upon conversion of the loan. The warrant will be exercisable for 4 years from the grant date. See also note 10b.

As described in note 10b, as part of the Series B preferred share purchase agreement, the 2016 convertible loan together with the accrued interest was converted into 1,719,770 series B-1 preferred shares at a price per share of $5.24. At that time, the 2016 Warrants became warrant to purchase Series B preferred shares at an exercise price of $6.99.

NOTE 7 - PREFERRED SHARES AND WARRANTS TO PREFERED SHARES:

As of December 31, 2020, and 2019, there were no preferred shares outstanding. The preferred shares converted into ordinary shares of the Company upon the closing of the Company’s initial public offering in July 2018.  See also note 10b.

1.
During 2014 through 2018, the Company entered into a Preferred Share Purchase Agreements (the Series A agreements) and its amendments with Centillion and certain shareholders (the “Investors”), the Company issued 10,222 preferred A shares and 2,554 warrants to purchase preferred A shares for an aggregate purchase price of approximately $5 million.

For accounting of purposes, the preferred shares and warrants to preferred shares were classified as a financial liability and measured at fair value through profit or loss at each balance sheet date up to July 2, 2018.

On July 2, 2018, following the Closing of the IPO, the Company’s 10,222 preferred A shares were automatically converted into 1,328,860 ordinary shares of the Company (after the share split). In addition, the 2,554 (before stock split) warrants to purchase preferred A shares were converted into 332,020 warrants to purchase ordinary shares of the Company. In addition, existing options to purchase Series A preferred shares and warrants to purchase Series A preferred shares, granted to certain holders of our Series A preferred shares that were exercisable upon the closing of the IPO, were automatically converted into options to purchase 387,530 ordinary shares of the Company and into warrants to purchase 85,931 ordinary shares of the Company.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - PREFERRED SHARES AND WARRANTS TO PREFERED SHARES (continue):

2.
In 2017, the Company entered into a Series B preferred share purchase agreement (the “Preferred B Financing”), with certain investors, including D.N.A and Centillion (together, the “Investors”). Pursuant to the terms of the agreement, the Company issued 14,283 Series B preferred shares for an aggregate purchase price of $12.1 million, net of issuance costs. The Company also issued to a broker dealer, a warrant to purchase 526 Series B preferred shares, at a price of $908.78 per share and recorded additional issuance costs of $198 thousand.

The Preferred B Financing constitutes a Triggering Event as defined in the 2016 Convertible Loan and as a result, the entire loan amount under the 2016 Convertible Loan, together with accrued interest in the amount of $9.0 million, was automatically converted into 13,229 Series B-1 preferred shares at a price per share of $681.585 and the warrants issued became warrants to purchase Series B preferred shares at an exercise price of $908.78. The rights of the Series B-1 preferred shares are identical in all respects (other than the price per share) to the Series B preferred shares.

On July 2, 2018, following the Closing of the IPO as described in note 10b, the Company series B preferred shares and series B-1 preferred shares were automatically converted into 1,856,790 and 1,719,770, Ordinary Shares of the Company, respectively (after the share split).In addition, warrants to purchase Series B preferred shares and warrants to purchase Series B-1 preferred shares were automatically converted into 756,340 and 467,220 warrants, respectively, to purchase Ordinary Shares of the Company. See also note 10b.

NOTE 8 - COMMITMENTS:

a.	Pursuant to the Patent Transfer Agreement with Oramed, the Company is committed to pay royalties to Oramed - see also note 5.

b.
The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time the grants were received, successful development of the related project was not assumed. In the case of failure of the project that was partly financed by the Government of Israel, the Company is not obligated to pay any such royalties. Under the terms of the Company’s funding from the Israeli Government, royalties are payable on sales of products developed from projects so funded of 3% during the first three years, from commencement of revenues, 4% during the subsequent three years and 5% commencing the seventh year up to 100% of the amount of the grant received by the Company (dollar linked) with the addition of annual interest based on Libor. The amount that must be repaid may be increased to three times the amount of the grant received, and the rate of royalties may be accelerated, if manufacturing of the products developed with the grant money is transferred outside of the State of Israel. As of December 31, 2020, the total royalty amount that would be payable by the Company, before the additional Libor interest and payments as described below, is approximately $460,000.

Following the signing of the Amgen Agreement (see note 1a(4)), the Israeli Innovation Authority (the "IIA") determined that the Company should pay 5.38% of each payment that will be received by the Company from Amgen on the license of IP up to 6 times the grant received. As of December 31, 2020, the Company paid $54,000 to the IIA. In January 2021, the Company paid an additional $13,000 to the IIA.

c.
Emisphere Technologies, Inc., or Emisphere, has notified the Company that it believes that it is the exclusive owner of certain U.S. and related foreign patents and patent applications the Company acquired from Oramed Ltd. Emisphere has not initiated a legal proceeding as of the date of the approval of this financial statement. If Emisphere were to initiate a legal proceeding, the Company would vigorously defend against such claim and believe that Emisphere’s notification is without merit.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - LEASES:

Effective January 1, 2019, the Company adopted IFRS 16. The Company has not restated prior reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On initial application, the company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average  incremental borrowing rate of the lessee applied to the lease liabilities on January 1, 2019 was 16%. The Company has elected to record right-of-use assets based on the corresponding lease liability.

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

Office lease agreement

The Company leases office and research and development space under several agreements. The annual lease consideration is a total of $164 thousand. The lease agreement will expire on June 30, 2023, with a one-time option for early termination by the Company on December 31, 2021, subject to a notice period of six months. These agreements are considered as operating leases and presented under operating lease right-of-use assets.

Starting December 31, 2020, the lease asset and liability excludes the option to terminate the lease period on December 31, 2021.

As of December 31, 2020, the Company provided bank guarantees of approximately $25,000, in the aggregate, to secure the fulfillment of its obligations under the lease agreements.

The Following table is the composition of right-of-use assets by type:

	As of December 31, 2020	As of December 31, 2019	As of January 1, 2019
Facility	306	253	151
Vehicles	50	7	15
Total right-of-use asset	356	260	166

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - LEASES (continued):

The following table summarize the contractual obligations:

	Payments due by period
	Total	Less than 1 year	1 - 3 years
	(In thousands)
Operating leases for facility and vehicles as of December 31, 2019	$346	$177	$169
Operating leases for facility and vehicles as of December 31, 2020	$510	$205	$305

	Year ended December 31,
	2020	2019

Depreciation expense:
Facility	137	121
Vehicles	7	9
Financial expense	33	55
Cash paid for amounts included in the measurement of lease liabilities	179	169
Right of use assets obtained in exchange for expanded period of operating lease liabilities	258	224

NOTE 10 - SHARE CAPITAL:

a.	The share capital composed of ordinary shares of NIS 0.0000769 par value, as follows:

	Number of ordinary shares
	December 31
	2020	2019
Authorized	140,010,000	140,010,000
Issued	21,057,922	17,864,684

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

On July 02, 2018 the Company completed the IPO and offered 1,400,000 ordinary shares and 1,400,000 warrants (the “IPO warrants”) to purchase up to 700,000 ordinary shares for a gross consideration of $11.2 million before issuance costs ($9.6 million net of issuance costs in cash which included $0.9 million underwriters’ fees and an additional approximately $0.7 million of other issuance costs). The ordinary shares and the IPO warrants sold in units (each a “unit”), with each unit consisting of one ordinary share and one tradable warrant to purchase 0.5 of an ordinary shares. The public offering price was $8.0 per unit.

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

4)
The Company's warrants to purchase series A preferred shares, warrants to purchase Series B preferred shares and warrants to purchase Series B-1 preferred shares were automatically converted into 332,020, 756,340 and 467,220 warrants, respectively, to purchase ordinary shares of the Company.

5)
Existing options to purchase Series A preferred shares and warrants to purchase Series A preferred shares, granted to certain holders of our Series A preferred shares that were exercisable upon the closing of the IPO, were automatically converted into options to purchase 387,530 Ordinary Shares of the Company and into warrants to purchase 96,980 Ordinary Shares of the Company.

On July 26, 2018, the Company's underwriters exercised their overallotment option to purchase 210,000 warrants to purchase 105,000 Ordinary Shares of the Company for a total consideration of $2,100. The fair value of the warrants on the issuance date was $172,000. The Company recorded the fair value as issuance costs.

The Company also issued to the underwriters 10,000 ordinary shares following the closing of the IPO, as well as 70,000 underwriter warrants at an exercise price of $8.80 to purchase 70,000 ordinary shares. The underwriter warrants may be exercised on a cashless basis under certain circumstances as described in the warrant agreement. The underwriter warrants will be exercisable 180 days following June 29, 2018 until the fifth anniversary of such effective date. The underwriter warrants are not redeemable by the company and have some registration rights as described in the warrant. The underwriter warrants will provide for adjustment of the exercise price of such warrants (and the ordinary shares underlying such warrants) for dilutive events such as a stock dividend or stock split and for recapitalizations, mergers and other fundamental transactions.

The shares and warrants issued to the underwriters were recorded as an issuance cost based on fair value of $66,500 and $255,000 respectively.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHARE CAPITAL (continued):

b.	IPO (continued):

The Company allocated the total consideration from the issuance of the units between the ordinary shares and the tradable warrants as follows: the IPO warrants were recorded at fair value based on the quoted price on Nasdaq as of July 2,2018 and the residual amount was allocated to the ordinary shares.

Issuance costs were allocated to the ordinary shares and the IPO warrants according to their fair values. Issuance costs which were allocated to the ordinary shares were deducted from shareholders' equity, and issuance costs that were allocated to the IPO warrants were expensed immediately.

IPO warrants

As described above, the Company issued 1,400,000 IPO warrants to purchase 700,000 ordinary shares of the Company. The IPO warrants are exercisable immediately at an initial exercise price of $8.4 per ordinary share for a period of five years, unless earlier repurchased by the Company under "Fundamental Transactions” as described in the warrant agreement or early expired as described below and in the warrant agreement.

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

For accounting purposes, the IPO warrants issued to the public were classified as a financial liability since their exercise price and number of shares issuable upon exercise of each warrant are subject to certain adjustments as described in the warrant agreement and also due to the cashless exercise option. The fair value of the IPO warrants as of the IPO closing date and as of December 31, 2020 was based on quoted price on Nasdaq (Level 1 valuation) as of the respective date.

c.
In July 2019, one of the Company’ shareholders' exercised his option to acquire 32,500 ordinary shares and additional 8,190 warrants for a total consideration of $100,000 (upon achievement of the second milestone) in accordance with the preferred share A purchase agreement signed in 2014 and its amendments.

d.
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

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHARE CAPITAL (continued):

e.
On October 4, 2019 the 467,220 warrants to purchase ordinary shares at a purchase price of $5.24, in accordance with the “2016 Convertible Loan” (Series B-1 preferred shares) expired. Following the expiration, the Company classified $1.2 million from Other Reserves to Additional paid in Capital.

f.
On December 11, 2019 and December 18, 2019 (“the first and second closing”), the Company entered into subscription agreements with a selected group of accredited investors, including certain board members and their affiliates for the private placement of 5,710,153 ordinary shares for aggregate subscription proceeds to the Company of $13.5 million at $2.37 price per share. In addition, the Company granted 2,855,095 warrants, exercisable over a three-years period from the date of issuance, to purchase 2,855,095 ordinary shares at a per share exercise price of $2.96.

In addition, on December 13, 2019, D.N.A Biomedical Solutions Ltd. (“DNA”), an existing shareholder of the Company, subscribed to the Private Placement (the “DNA Private Placement”) to purchase 337,553 ordinary shares for aggregate consideration of $800,000. In connection with the transaction, the Company granted DNA warrants, exercisable over a three-year period from the date of issuance, to purchase 168,776 ordinary shares at a per share exercise price of $2.96.  This investment was approved by the shareholders of the Company on February 18, 2020.

The 168,776 warrants issued in connection with the DNA Private Placement together with the 2,855,095 warrants issued in connection with the Private Placement are the “Investors Warrants”

In connection therewith, the Company entered into Placement Agency agreement with GP Numenkari Inc., a broker-dealer (“the Broker”). Based on the agreement, the Broker was entitled to the following consideration:

1.	A cash fees equal to 10% of the total proceeds paid by subscribers invested through the Broker.

2.
Three-years warrants to purchase ordinary shares in the amount equal to 10% of the number of shares issued to subscribers invested through the Broker at a per share exercise price of $2.37 (“Broker Warrants Type 1”).

3.
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

Prior to the exercise of the Investor Warrants and the Broker Warrants and for one year from the date of the first closing, the number of ordinary shares issuable upon their exercise and the exercise price are subject to customary adjustments, including in the events of reorganizations or reclassifications of the Company’s capital stock, upon payment of dividends or distributions to the Company’s shareholders, and upon subsequent issuance of the Company’s share capital at or below a price of $2.37. In addition, these warrants agreements have cashless exercise option. Therefore, for accounting purposes, the Investors Warrants issued were classified as a financial liability. As described in note 10i, the Company issued Ordinary Shares through the Company’s ATM Program at an average price per share lower than $2.37, and the adjusted exercise price was reset to $1.05.

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

As part of the subscription agreements, the Company also entered into a Registration Rights Agreement (together with the Warrants and the Subscription Agreement), pursuant to which within seven months of the final closing, the Company shall file a registration statement on Form F-3 with the SEC for the resale of the Shares issued in the first and second closing (including those issued upon exercise of the Warrants). Under the agreement, the Company is required to pay the purchasers liquidated damages in the event that the Company does not meet the foregoing requirement in an amount equal to 1% per month of the aggregate purchase price paid in cash by such purchasers for their investment in the Company. In June 2020, the Company filed the selling registration statement on Form F-3 with the SEC.

g.
On June 13, 2020, 687,960 warrants to purchase 687,960 ordinary shares for a purchase price of $6.99 per share in accordance with the Series B preferred share purchase agreement signed in 2016 and its following amendments expired. Following the expiration, the Company classified $1.5 million from Other Reserves to Additional paid in Capital.

h.
In July 2020, 340,210 warrants to purchase 340,210 ordinary shares for a purchase price of $3.69 per share in accordance with the Series A preferred share purchase agreement expired. Following the expiration, the Company classified $1.2 million from Other Reserves to Additional paid in Capital.

i.
On July 4, 2020, the Company established a primary registration statement under form F-3 and at-the-market equity program (the "ATM Program") that allows the Company to issue up to $13.9 million of ordinary shares, at the Company's discretion. Distributions of the ordinary shares through the ATM Program were made pursuant to the terms of an equity distribution agreement dated July 13, 2020 among the Company and Canaccord Genuity LLC (the "Agent").

As of December 31, 2020, the Company issued 2,802,731 ordinary shares for gross proceeds of $3.5 million at a weighted average price of $1.27 per ordinary share through the Company’s ATM Program. The net consideration from ATM Program was $3.2 million.  These transactions triggered adjustment to the exercise price of the warrant issued as part of the Private Placement held in December 2019 and February 2020. See note 10f.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHARE CAPITAL (continued):

j.	Share based compensation:

1)	Share based compensation plan

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

As of December 31, 2020, 1,263,454 ordinary shares remain available for future grants under the Plan.

On January 4, 2021 the Company’s Board of Directors approved an increase of 1,052,896 ordinary shares that may be issued under the Company’s Plan.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 10 - SHARE CAPITAL (continued):

2)	share-based compensation grants to employees and directors:

a)
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

b)
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

c)
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

d)
On August 5, 2019, the Company’s Board of Directors approved to grant options to purchase 696,587 ordinary shares to the former CEO, with an exercise price of $2.75 per share. The options vest over 4 years from the date of grant.  25% will vest on the first anniversary of the date of grant and the remaining 75% options shall vest in twelve equal quarterly installments following the first anniversary of the grant date. The grant was subject to the approval by the shareholders of the Company and was subsequently approved in October 2019. The fair value of the options at the date of grant was $1.1 million. Effective September 7, 2020, upon the termination of the former CEO employment agreement, 522,440 of these options which have yet to fully vest are forfeited and were recognized as a reverse of expense under the General and Administrative line item in the amount of $314 thousand. In December 2020, the remaining of options were expired.

e)	On November 18, 2019, the Company’s Board of Directors approved the following option grants:

i.
Options grant to purchase 30,385 ordinary shares to the new US-based CFO, with an exercise price of $2.53 per share. The options will vest over two years in equal monthly installments following the grant date. The grant was subject to the approval by the shareholders of the Company and was subsequently approved in February 2020. The fair value of the options at the shareholders’ approval date was $59,797.

ii.
Options grant to purchase 33,638 ordinary shares t0 non-executive director of the Company, with an exercise price of $2.53. The options will vest over 3 years in twelve equal quarterly instalments starting on the vesting commencement date (as described in the agreement). The grant was subject to the approval by the shareholders of the Company and was subsequently approved in February 2020. The fair value of the options at the shareholders’ approval date was $68,856.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 10 - SHARE CAPITAL (continued):

f)
On March 16, 2020, options to purchase 201,600 ordinary shares to certain employees and 7,500 options granted to a service provider, with an exercise price of $2.14 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The fair value of the options at the date of grant was $274,000.

g)
On March 16, 2020, options to purchase 250,000 ordinary shares granted to certain executive officers of the Company, with an exercise price of $2.14. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The fair value of the options at the date of grant was $316,000.

h)
On April 20, 2020 options to purchase 31,502 ordinary shares granted to the former CEO with an exercise price of $1.98 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The fair value of the options at the date of grant was $37,000. Effective September 7, 2020, due to termination of the employment agreement with the former CEO, these options are forfeited and recognized as a reverse of expense under the General and Administrative line item in the amount of $4,000.

3)	Share-based compensation to service provider:

a)
 In November 2019, the Board of Directors approved an option grant to a services provider in accordance with business development and advisory services agreement from August 2019. Under the terms of the agreement, the Company agreed to grant options to purchase the Company’s ordinary shares in an amount equal to $90,000 as of the date of grant, or 65,693 ordinary shares at an exercise price of $3.10. The options will vest over six months in equal monthly instalments starting in August 2019. See also Note 16d.

b)
In April 2020, the Company entered into an investor relations services agreement.  Under the terms of the agreement, the Company agreed to pay a monthly fee of $5,000 and to issue the consultant 28,000 Restricted Share Units (“RSU”), of which the first 7,000 shares vested on the signing date and the remaining 21,000 shares will vest in three equal installments until January 8, 2021. As of December 31, 2020, 21,000 shares were fully vested. The fair value of the RSU was $53,200 using the fair value of the shares at the grant date, of which $52,766 were recognized as an expense during the year ended December 31, 2020.

c)
In November 2020, the Company entered into an amendment to business development services agreement with the business development consultant. Under the terms of the agreement, the Company agreed to pay a monthly fee of $5,000 and to issue the consultant 79,760 options with an exercise price of $1.06 per share. The options vests over 6 months in six equal installments from October 1, 2020. The fair value of the options at the date of grant was $35,094.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 10 - SHARE CAPITAL (continued):

4)	The fair value of each option granted is estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	2020	2019	2018
Exercise price	$1.06-$2.14	$3.12	$6.31
Dividend yield	-	-	-
Expected volatility	66.35%-71%	71%	68%
Risk-free interest rate	0.16%-0.58%	1.86%	2.23%
Expected life - in years	2.75-6.1	9.37	4.07

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

5)	Changes in the number of options and weighted average exercise prices are as follows:

	Year ended December 31,
	2020		2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	2,847,600	$4.74	2,438,410	$4.36	3,044,990	$4.59
Expired	(226,106)	2.68	(91,000)	6.31	-	-
Forfeited	(589,793)	2.7	(14,690)	4.44	(718,120)	5.73
Exercised (*)	(31,954)	2.11	(662,251)	0.21	(31,460)	-
Granted	570,362	$1.98	1,177,131	$3.12	143,000	$5.35
Outstanding at end of year	2,570,109	$4.85	2,847,600	$4.74	2,438,410	$4.36
Exercisable at end of year	1,791,687	$5.49	1,525,618	$5.62	1,837,160	$1.67

(*) The total intrinsic value of options exercised during the year ended December 31, 2020 was approximately $22,048.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHARE CAPITAL (continued):

6)	The following is information about the exercise price and remaining contractual life of outstanding options at year-end:

December 31, 2020			December 31, 2019
Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life	Number of options outstanding at end of year	Exercise price	Weighted average of remaining contractual life

4,680	*	1.78	4,680	*	2.79
79,760	$1.06	4.85	-	-	-
-	-	-	11,050	$1.85	1.22
-	-	-	65,000	$2.11	0.05
431,800	$2.14	9.26	-	-	-
64,023	$2.53	8.89	64,023	$2.53	9.89
-	-	-	696,587	$2.75	9.60
65,693	$3.10	3.89	65,693	$3.10	4.89
198,120	$3.69	1.36	203,970	$3.69	2.36
332,953	$3.97	7.91	340,828	$3.97	9.05
1,245,790	$6.31	5.07	1,248,479	$6.31	5.85
147,290	$7.54	2.26	147,290	$7.54	3.26

*	Par value

7)	The remaining unrecognized compensation expense as of December 31, 2020 is $0.5 million and will be expensed in full at April 2024.

8)	Exercise of options

1.	During 2019, current and former executive officers exercised 662,251 options into 662,251 ordinary shares for a total consideration of $138,000.

2.	In January 2020, a consultant exercised 31,954 options into 31,954 ordinary shares for a total consideration of $68,000.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME:

a.	Entera Bio Ltd.

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

2)
Tax rates

The income of the Company is subject to the Israel corporate tax rates of 23%.

Capital gains are subject to capital gain tax according to the corporate tax rate for the year during which the assets are sold.

b.
Entera Bio Inc.

Entera Bio Inc. is taxed according to U.S. tax laws. The Company’s income is taxed in the United States at the rate of 28%.

Taxes on income included in the consolidated statements of comprehensive loss represent current taxes due to taxable income of the Company's subsidiary.

c.	Losses for tax purposes carried forward to future years

Entera Bio Ltd.

The balance of carryforward losses as of December 31, 2020 and 2019 are approximately $43 million and $30 million, respectively.

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

e.	Tax assessments In accordance with the Income Tax Ordinance, as of December 31, 2020, all of the Company's tax assessments through tax year 2015 are considered final.

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - REVENUE FROM COLLABORATION AND LICENSE AGREEMENT

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

Pursuant to the terms of the Amgen Agreement, Amgen is required to make aggregate payments of up to $270 million upon achievement of various clinical and commercial milestones or its exercise of options to select additional two programs to include in the collaboration, as well as tiered royalty payments ranging from the low to mid-single digits based on the level of Amgen’s net sales of the applicable products. Amgen is required to pay for the initial program $450 thousand for the second year of preclinical R&D services to be provided by the Company and must reimburse the Company for further expenses as shall be agreed between the parties. Preclinical R&D services includes time spent by the Company's employees performing the Company's activities under the work plan of collaboration program

Amgen’s obligation to pay royalties with respect to a product in a particular country commences upon the first commercial sale of such product in such country and expires on a country-by-country and product-by-product basis on the later of (a) the date on which the sale of the product is no longer covered by a valid claim of a patent licensed to Amgen under the Amgen Agreement, and (b) the tenth anniversary of the first commercial sale of such product in such country.

The term of the Amgen Agreement commenced on December 10, 2018, and unless earlier terminated, shall continue in full force and effect, on a product-by-product basis, until expiration of the last-to-expire royalty term with respect to such product.

In January 2019, as required by the Amgen Agreement, Amgen paid the Company a non-refundable and non-creditable initial technology access fee of $725 thousand. The Company evaluated the selling price of the preclinical R&D services at $225 thousand and the right to use the intellectual property (“License fees”) at $500 thousand. In December 2018, the Company recognized $500 thousand in revenues for the right to use the intellectual property.

Revenues attributed to the preclinical R&D services are recognized during the period of the pre-clinical R&D services according to the input model method on a cost-to-cost basis. In January 2020 and 2021, the Company received the first and second installments of the second year pre-clinical R&D services in the amount of $450 thousands.

During 2020 and 2019, the Company recorded revenues of $365 thousand and $236 thousand related to services provided under the Amgen Agreement.

In addition, as of December 31, 2020 and 2019 the Company recorded a contract liability of $143 thousand and $267 thousand, respectively.

 ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY FINANCIAL INFORMATION:

	December 31,
	2020	2019
	U.S. dollars in thousands
a. Other current assets:
Prepaid expenses	98	39
Restricted deposits	70	37
Other	93	97
	261	173

	December 31,
	2020	2019
	U.S. dollars in thousands
b. Accounts payable - other:
Employees and employees related	144	345
Provision for vacation	263	231
Accrued expenses and other	923	794
	1,330	1,370

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - BASIC AND DILUTED LOSS PER SHARE:

Basic

Basic loss per share is calculated by dividing the result attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

Diluted

Warrants to issue ordinary shares and all options, have been excluded from the calculation of the diluted loss per share for the year ended December 31, 2020 since their effect was anti-dilutive. The total number of shares related to the outstanding warrants to issue ordinary shares and options excluded from the calculation of diluted loss per share was 7,072,384 for the year ended December 31, 2020.

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

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousand (except for share numbers)

Loss attributable to equity holders of the Company	9,983	10,795	10,304
Income from change in fair value of financial liabilities at fair value	155	-	135
Loss used for the computation of diluted loss per share	10,138	10,795	10,439
Weighted average number of ordinary shares used in
the computation of basic loss per share	18,417,093	12,146,729	7,955,447
Add:
Weighted average number of additional shares issuable upon the assumed conversion/exercise of preferred shares and warrants to issue preferred shares and shares	146,582	-	27,955
Weighted average number of ordinary shares used in the computation of diluted loss per share
	18,563,675	12,146,729	7,983,402

Basic loss per ordinary share	0.54	0.89	1.30
Diluted loss per ordinary share	0.55	0.89	1.31

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

1)	Key management personnel include members of the Board of Directors, the Chief Executive Officer, President of R&D, Chief Operating Officer, Chief Medical Officer, and Chief Financial Officer.

2)	The Company granted stock options to certain key management personnel and directors, see note 10j.

3)	Key management compensation:

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands

Labor cost and related expenses	2,065	1,537	1,180
Share-based compensation	599	1,146	868
Directors fee and services	472	415	429
Others	32	23	30
	3,168	3,121	2,507

b.	Balances with related parties:

	December 31,
	2020	2019
	U.S. dollars in thousands
Key management:
Payables and accrued expenses	87	244
Severance pay obligations	81	70
Provision for vacation	201	194
Directors fee and services	105	106

ENTERA BIO LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SUBSEQUENT EVENTS

a.
On January 4, 2021 options to purchase 1,314,218 ordinary shares were granted to the Chief Executive officer of the Company, with an exercise price of $1.24. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% of the option will vest in twelve equal quarterly installments following the first anniversary of the grant date. The grant was subject to the approval by the shareholders of the Company and was subsequently approved in March 2021.

b.
In February and March 2021, the Company issued additional 2,546,265 ordinary shares for net proceeds of $9.8 million at a weighted average price of $3.99 per ordinary share through the Company’s ATM Program. See also as described in note 10i.

c.	In February 2021, one of the Investor Warrant’s holders exercised 142,406 warrant into 56,075 ordinary shares through cashless exercise mechanism.

d.
 In March 2021, a service provider exercised 65,693 options into 65,693 ordinary shares of the Company for a total consideration of $204 thousand at an exercise price of $3.10. See also as described in note 10j.